Confidential draft submitted to the Securities and Exchange Commission on January 18, 2022. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DIGITAL BRANDS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	5699	46-1942864
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1400 Lavaca Street
Austin, TX 78701
(209) 651-0172
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John Hilburn Davis IV
President and Chief Executive Officer
1400 Lavaca Street
Austin, TX 78701
(209) 651-0172
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Thomas J. Poletti, Esq Veronica Lah, Esq Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92646 (714) 312-7500	Steven M. Skolnick, Esq. Lowenstein Sandler, LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b- 2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(8)
Common Stock $0.0001 par value(2)(3)(4)			$25,000,000	$
Warrants to purchase shares of common stock, par value $0.0001 per share(3)(4)(5)
Shares of common stock, par value $0.0001 per share underlying warrants(2) .
Total Registration Fee				$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933 as amended.

(2)
Pursuant to Rule 416 , there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(3)
Includes shares the underwriter has the option to purchase to cover over-allotments, if any.

(4)
In accordance with Rule 457(i) under the Securities Act, no separate registration fee is required with respect to the warrants registered hereby.

(5)
There will be issued warrants to purchase one share of common stock. The Warrants are exercisable at a per share exercise price equal to 110% of the public offering price of one share of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Preliminary Prospectus Subject to Completion, dated January   , 2022
     Shares of
Common Stock and
Class B Warrants to Purchase up to      Shares of Common Stock
Digital Brands Group, Inc.
This a firm commitment public offering of           shares of our common stock, par value $0.0001 per share, and Class B warrants to purchase up to           shares of our common stock at a combined public offering price of $      per share of common stock and accompanying Class B warrant. Each Class B warrant will have an exercise price of $      per share (equal to 110% of the offering price of the common stock), will be exercisable upon issuance and will expire five years from issuance. The shares of common stock and Class B warrants are immediately separable and will be issued separately, but will be purchased together in this offering.
Our common stock and Class A Warrants trade on the NasdaqCM (“NasdaqCM”) under the symbols “DBGI” and “DBGIW,” respectively. There is no established trading market for the Class B warrants and we do not expect a market to develop. In addition, we do not intend to list our Class B warrants on the NasdaqCM, any other national securities exchange or any other nationally recognized trading system. The last reported sale price of our common stock and Class A Warrants on the Nasdaq CM on January [DATE], 2022 was $[X] per share and $[X] per Class A Warrant, respectively.
We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 for a discussion of the risks that you should consider in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and Warrant	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
The underwriters have the option for a period of 30 days from the effective date of this offering to purchase up to an additional [     ] shares of common stock at a per share price of $ [     ] and/or up to an additional [     ] Class B warrants to purchase up to [     ] shares of common stock at a price per Class B warrant of $0.01, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.
Delivery of the shares of common stock and warrants is expected to be made on or about       , 2022.
Roth Capital Partners
The date of this prospectus is            , 2022

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, not is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States:   Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.
DSTLD, 20Jeans ACE STUDIOS, Bailey 44, 44 for Bailey 44, B44 Core, B44 Dressed and STATESIDE are trademarks and are the property of Digital Brands Group, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to,

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and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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SUMMARY
This summary highlights information contained elsewhere in the prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Cautionary Disclosure Regarding Forward-Looking Statements,” “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Unless otherwise indicated, all share and per share amounts give effect to the issuance of             shares of common stock issuable further to the acquisition of Sunnyside, LLC (“Sundry”) assuming a public offering price of $      per share to be effected concurrently with the closing of this offering. The number of shares of our common stock to be issued in connection with the acquisition of Sundry assumes a public offering price of $[      ]. As a result, the actual number of shares to be issued in the acquisition of Sundry will fluctuate with the public offering price of our common stock in this offering. The description of our business in this prospectus assumes that the acquisition of Sundry has occurred and the operations of Sundry have been combined with our operations prior to the acquisition of Sundry.
Unless otherwise indicated by the context, references to “DBG” refer to Digital Brands Group, Inc. solely, and references to the “Company,” “Digital Brands Group,” “our,” “we,” “us” and similar terms refer to Digital Brands Group, Inc., together with Bailey 44, LLC (“Bailey”), Harper & Jones, LLC (“H&J”), MOSBEST, LLC (“Stateside”) and Sundry.
For accounting and reporting purposes, DBG has been identified as the accounting acquirer of Bailey, H&J, Stateside and Sundry.
Our Company
Digital Brands Group is a curated collection of lifestyle brands, including Bailey 44, DSTLD, Harper and Jones, Stateside and ACE Studios, that offers a variety of apparel products through direct-to-consumer and wholesale distribution. Our complementary brand portfolio provides us with the unique opportunity to cross merchandise our brands. We aim for our customers to wear our brands head to toe and to capture what we call “closet share” by gaining insight into their preferences to create targeted and personalized content specific to their cohort. Operating our brands under one portfolio provides us with the ability to better utilize our technological, human capital and operational capabilities across all brands. As a result, we have been able to realize operational efficiencies and continue to identify additional cost saving opportunities to scale our brands and overall portfolio.
With the acquisition of Sundry, our portfolio will consist of five significant brands that leverage our three channels: our websites, wholesale and our own stores.
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Bailey 44 combines beautiful, luxe fabrics and on-trend designs to create sophisticated ready-to-wear capsules for women on-the-go. Designing for real life, this brand focuses on feeling and comfort rather than how it looks on a runway. Bailey 44 is primarily a wholesale brand, which we are transitioning to a digital, direct-to-consumer brand.

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DSTLD offers stylish high-quality garments without the luxury retail markup valuing customer experience over labels. DSTLD is primarily a digital direct-to-consumer brand, to which we recently added select wholesale retailers to generate brand awareness.

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Harper & Jones was built with the goal of inspiring men to dress with intention. It offers hand-crafted custom fit suits for those looking for a premium experience. Harper & Jones is primarily a direct-to-consumer brand using its own showrooms.

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Stateside is an elevated, America first brand with all knitting, dyeing, cutting and sewing sourced and manufactured locally in Los Angeles. The collection is influenced by the evolution of the classic t-shirt offering a simple yet elegant look. Stateside is primarily a wholesale brand that we will be transitioning to a digital, direct-to-consumer brand.

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Sundry captures coastal casual style with a certain French Chic. Our most recent acquisition, Sundry, is primarily a wholesale brand that we intend to transition to a digital, direct-to-consumer brand.

We believe that successful apparel brands sell in all revenue channels. However, each channel offers different margin structures and requires different customer acquisition and retention strategies. We were founded as a digital-first retailer that has strategically expanded into select wholesale and direct retail channels. We strive to strategically create omnichannel strategies for each of our brands that blend physical and online channels to engage consumers in the channel of their choosing. Our products are sold direct-to-consumers principally through our websites and our own showrooms, but also through our wholesale channel, primarily in specialty stores and select department stores. With the continued expansion of our wholesale distribution, we believe developing an omnichannel solution further strengthens our ability to efficiently acquire and retain customers while also driving high customer lifetime value.
We believe that by leveraging a physical footprint to acquire customers and increase brand awareness, we can use digital marketing to focus on retention and a very tight, disciplined high value new customer acquisition strategy, especially targeting potential customers lower in the sales funnel. Building a direct relationship with the customer as the customer transacts directly with us allows us to better understand our customer’s preferences and shopping habits. Our substantial experience as a company originally founded as a digitally native-first retailer gives us the ability to strategically review and analyze the customer’s data, including contact information, browsing and shopping cart data, purchase history and style preferences. This in turn has the effect of lowering our inventory risk and cash needs since we can order and replenish product based on the data from our online sales history, replenish specific inventory by size, color and SKU based on real times sales data, and control our mark-down and promotional strategies versus being told what mark downs and promotions we have to offer by the department stores and boutique retailers.
The Shifting Retail Landscape
The COVID-19 pandemic has upended the retail industry, forcing the closure of physical stores and causing uncertainty for the future of the in-store experience. In-person interaction has dramatically changed or been supplanted by digital engagement, and early indications suggest that much of this shift may endure in the long term. In a global study released by Salesforce Inc., 63% of consumers said the way they obtain goods and services “transformed” during 2020 and 57% said the same about the ways they engage with companies. In addition, 62% said this year changed how they conduct their lives offline, and an equal percentage said it changed their online lives. Also, 58% of consumers said they expect to do more online shopping after the pandemic than they did before it. These abrupt shifts have not only left retailers that prioritized physical stores and face-to-face engagement over omnichannel strategies scrambling to effectively serve customers, but have forced many larger retailers to close a substantial number of physical retail outlets in order to maintain profitability. According to global market-research firm Coresight Research, retailers are likely to close as many as 25,000 U.S. stores in 2020. From January through mid-August, retailers had announced they would close a total of more than 10,000 stores in the U.S.
However, according to Digital Commerce 360, the in-person store experience will substantially continue to drive retail sales. The report states that 28% of consumers indicate that they will continue to shop mostly online after the pandemic, with 39% saying they will shop both online and in-store, 24% saying they “can’t wait” to shop in-store, and 9% not sure. We believe that pure e-commerce retailers will lag in the ability to capture this available market share as marketing data continues to indicate that for apparel brands, a physical environment is the best way to acquire customers as the customer can touch, see and fit the product in person. Based on our historical pop up store data, a customer who visited or purchased in our pop up store had a significantly lower return rate when they subsequently ordered online, had higher average order values and higher repeat order rate and frequency compared with customers who had not visited or purchased at a pop up store.
Competitive Strengths
Complementary Brand Portfolio
We believe that customers seldomly wear the same brand from head to toe. By owning multiple brands across complementary categories, we provide each customer with head to toe looks and personalized styles.

This results in the customer buying and wearing multiple brands, across product categories instead of wearing a singular brand’s products in one category. We believe that we are revolutionizing the fashion retail industry by focusing on a customer’s “closet share” and leveraging the customer’s data to create personalized customer cohorts and customized content. This allows us to successfully increase our customer lifetime value, lower our customer acquisition cost, increase new customer growth across our portfolio brands, increase our average order value and improve our operating margins.
We believe that greater scale will increase our purchasing power and negotiating strength with both customers and suppliers. We believe that more acquisitions generate more customer data and more product offerings, which allows us to create additional personalized customer cohorts and marketing communications. We believe the more personalized our marketing and product selections are, the more the customer will spend with us annually and over their lifetime.
Leverage E-commerce Expertise as a Digitally Native-First Retailer
We were founded as a digitally native-first retailer, developing deep relationships with our on-line customers. As we have moved into a strategic omnichannel retailer, we believe we have been able to leverage our robust on-line experience to further enhance or customer’s shopping experience. We strive to leverage our digital channels to create customized marketing campaigns by customer cohort to increase repeat purchase behavior including frequency and average order value. We can control the cadence, message, promotion value and which customer cohorts we target with different looks or promotions in our digital channels. We can create different marketing and strategic campaigns based on our customer data to increase frequency, win back stale customers or level up customers to higher annual spend by creating specific promotions for them.
By transacting directly with our customers, we capture an individual’s shopping behavior, purchases, and style preferences. This offers us the ability to create customized content that is highly targeted and cross merchandise styles using every brand in our portfolio resulting in personalized looks for each customer. As we aggregate more data and acquire additional brands, it increases the choices we can offer each customer and better target our product offerings.
Extensive Industry Expertise and Relationships
We believe that we benefit from our industry operating track record, management industry expertise and strong customer relationships that our brands have established over the course of their respective histories. Our senior management team has approximately 75 years of combined experience in apparel connected businesses, and we believe this is instrumental in the ongoing implementation of operational best practices across our platform. As long-term participants in the industry, we believe that our management personnel have deep relationships with peers, supply chains and key vendors that help facilitate discussions for future acquisitions and enhance our consolidation strategy.
Our Growth Strategy
Organic Market Share Growth and Profit Margin Expansion
We believe integrated operations create opportunities for economies of scale as we grow. We expect to continue to see cost savings in such areas as material, bulk apparel production, shipping and logistics, information systems, marketing purchasing (both online and offline) and contractual relationships with key suppliers. We also believe there are significant opportunities to improve operating margins by consolidating administrative functions such as accounting, employee benefits, finance, insurance, marketing, data analytics, cross merchandising and risk management. We have identified initiatives to increase market share, revenue and volume and to expand our profit margins. These initiatives include:
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Implement System-Wide Best Practices.   We have identified certain best practices among our brands, including marketing strategies, data analytics, contract renegotiating, sourcing and supply chain and organization structure and hiring plans. We implement these best practices to improve the operating margins of our brands and any subsequently acquired businesses.

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Leverage Size to Create Efficiencies.   We believe our increasing scale enhances our ability to leverage buying power in product quantities, marketing strategies and assets, vendor contracts and fulfillment and shipping, resulting in lower costs, higher margins and cash flow. This in turns creates competitive advantages. We also believe that we will expand our operating margins through a shared services model, which eliminates redundant back-office expenses and leverages our marketing and data analytics teams and expenses across our portfolio of brands.

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Expand our Product Offerings.   We share expertise across our acquired businesses on the sale of certain products and lines that are not currently offered by all of them or that will become available to us through acquisitions.

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Lower our customer acquisition cost and increase our LTV.   We cross market our brands to new customers that are loyal to other brands we own. This cross merchandising lowers our customer acquisition cost while also increasing our LTV. This should not only increase our margins, cash flow and revenues, but also creates loyalty and repeat purchases by the customer as we provide a single solution for their products that are personalized to them based on their past purchases and data.

Disciplined Approach to Acquisitions
We believe that our expansion strategy, our financial resources and our ability as a public company to use our stock as acquisition consideration also makes us an attractive buyer to sellers of apparel businesses that may wish to remain active in their business while participating in our acquisition growth strategy. We also believe that there are a number of owners of such businesses who are close to retirement or institutional investors with limited exit strategy options who would find us to be an attractive buyer, providing them with both a way to transition out of their businesses, generate returns for their investors and to protect their employees.
We believe that our ability to acquire businesses at prevailing private company valuations present opportunities for increased earnings through accretive acquisitions. Moreover, our acquisition strategy provides opportunities not only to expand into new geographic areas, but also to expand our range of product offerings in existing areas of operation and cross-sell to all our customers.
The Sundry Acquisition
Sundry is an omnichannel women’s lifestyle apparel brand inspired by Mattieu Leblan’s upbringing and ocean lifestyle. Founded in 2011, Sundry offers distinct collections of women’s clothing, including dresses, shirts, sweaters, skirts, shorts, athleisure bottoms and other accessory products. Sundry’s products are coastal casual and consist of soft, relaxed and colorful designs that feature a distinct French chic, resembling the spirits of the French Mediterranean and the energy of Venice Beach in Southern California.
We believe the Sundry acquisition is a transformative acquisition for Digital Brands Group. In the short term, this acquisition creates significant scale immediately in revenues, internal cash flow for marketing and talent growth, and EBITDA for investors. In the long term, we believe this acquisition will drive more brand awareness, acquisition growth and customer demand, which in turn fuels our future growth across our platform, brands and customers. This acquisition also transforms our brand portfolio, which we believe makes it more attractive and engaging for our current and potential customers driving more brand awareness and demand. We believe this acquisition results in a significant acceleration in our marketing strategies, customer acquisition growth, customer retention, annual spend per customer, brand acquisitions and our short and long-term value to shareholders.
Regarding customer reach, we believe this acquisition results in a significant acceleration in our customer base due to Sundry’s large direct-to-consumer list. We plan to leverage Sundry’s customer list to cross market across our other brands, which should drive incremental revenue growth for those brands. We believe this will create significant synergies between all our portfolio brands that results in significantly lower customer acquisition costs, higher customer retention, higher annual spend per customer and higher lifetime value per customer.
In January 2022, DBG signed an agreement with the holders of all of the outstanding membership interests in Sunnyside, LLC whereby at the closing of the acquisition, the holders of all of the membership interests of Sundry. The acquisition of Sundry will close upon the closing of this offering. The substantial portion of the proceeds of this offering will be used to fund a portion of the purchase price of the membership interests of Sundry. For further information about the terms and conditions of the proposed acquisition of Sundry, see “The Sundry Acquisition.”
Recent Developments
Estimated fourth quarter 2021 revenues is expected to be approximately $4 million. Estimated fourth quarter revenue was slightly impacted due to supply chain delays the apparel industry is experiencing on a global scale. The delays were due to some of our products stuck in transport, which were limited to our Bailey 44 brand.
Estimated fiscal year 2021 net revenue is expected to increase 44% to $7.6 million versus $5.2 million a year ago. Fiscal year 2021 net revenues do not include the entire net revenue from 2021 for Harper & Jones or Stateside, as these brands were acquired during fiscal year 2021. Therefore, we only recognized the net revenue generated from the acquisition date through the end of the fiscal year. We acquired Harper & Jones on May 14, 2021, and we acquired Stateside on August 30, 2021.
First quarter 2022 wholesale bookings booked in the fourth quarter of 2021, increased 125% year-over-year driven by an increase in our Bailey 44 and Stateside brands. These two brands are our largest two brands in the portfolio, and wholesale represents over 85% of their combined revenue. We still expect to receive additional first quarter 2022 wholesale bookings.
As of December 31, 2021, we had an aggregate principal amount of debt outstanding of approximately $       million (giving effect to the acquisitions of each of Bailey, H&J, Stateside and Sundry). We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base. As of December 31, 2021, we had total cash of $      ; we will need to raise additional capital following this offering to fund our operations and continue to support our planned growth of our business.
The information set forth above are certain preliminary and unaudited estimates of selected financial information for the three months and year ended December 31, 2021. This information reflects our preliminary estimates with respect to such results based on currently available information, is not a comprehensive statement of our financial results and is subject to completion of our financial closing and audit procedures. Our financial closing procedures for the year ended December 31, 2021 are not yet complete and, as a result, our actual results may differ materially from these estimates. These estimates should not be viewed as a substitute for our full financial statements prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Our preliminary estimated results are not necessarily indicative of the results to be expected for any future period.
Wholesale bookings at any particular date represents purchase orders to be shipped substantially in the next six months. Our level of wholesale bookings is expected to fluctuate in any given period and there can be no assurance that our wholesale bookings will result in any actual revenue in any particular period.
Risk Factors Summary
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page [  ] of this prospectus for a discussion of factors you should carefully consider before investing in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely be materially and adversely affected. As a result, the trading price of our common stock would likely decline, and you could lose all or part of your investment. Listed below is a summary of some of the principal risks related to our business:
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Our business strategy includes growth through acquisitions. If we are unable to locate desirable companies, acquire them on commercially reasonable terms, or finance such acquisitions, or if we are unable to successfully integrate the companies we do acquire or to manage our internal growth, our operating results could be adversely affected.

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Our success depends in part on the future contributions of our executives and managers, including those who were employees of Bailey, H&J, Stateside and Sundry. The loss of the services of any of them could have an adverse effect on our business and business prospects.

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Claims may be made against Bailey, H&J, Stateside and Sundry and other acquired businesses arising from their operations prior to the dates we acquired them.

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We have incurred significant net losses since our inception and we anticipate that our operating expenses will increase substantially as we continue to grow. Accordingly, we cannot assure you that we will achieve or maintain profitable operations, obtain adequate capital funding, or improve our financial performance to continue as a going concern.

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Widespread outbreak of an illness or any other public health crisis, including the recent coronavirus (COVID-19) global pandemic, or an economic downturn in the United States could materially and adversely affect our business, financial condition and results of operations.

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Our results of operations and financial condition could be adversely affected as a result of asset impairments and increases in labor costs.

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If we fail to effectively manage our growth by implementing our operational plans and strategies, improving our business processes and infrastructure, and managing our employee base, our business, financial condition and operating results could be harmed.

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If we are unable to anticipate and respond to changing customer preferences and shifting fashion and industry trends or maintain a strong portfolio of brands, customer base, order and inventory levels or our platforms by which our customers shop with us online, our business, financial condition and operating results could be harmed.

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We operate in highly competitive markets and the size and resources of some of our competitors, including wholesalers and direct retailers of apparel, may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

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If we are unable to cost-effectively use or fully optimize social media platforms and influencers or we fail to abide by applicable laws and regulations, our reputation may be materially and adversely affected or we may be subject to fines or other penalties.

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We rely on third-party suppliers and manufacturers, and in H&J’s case, a single supplier, to provide raw materials for and to produce our products. We have limited control over these suppliers and manufacturers and we may not be able to obtain quality products on a timely basis or in sufficient quantity.

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Our operations are currently dependent on a single warehouse and distribution center in Vernon, California, and the loss of, or disruption in, our warehouse and distribution center or our third-party carriers could have a material adverse effect on our business and operations.

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Our sales and gross margins may decline as a result of increasing product costs and freight costs and decreasing selling prices.

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We have an amount of debt which may be considered significant for a company of our size and we may not be able to service all of our debt.

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Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

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If we cannot successfully protect our intellectual property, our business could suffer.

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We face growing regulatory and compliance requirements and substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

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Our business is affected by the general seasonal trends common to the retail apparel industry.

Our Corporate Information
We were incorporated in Delaware in January 2013 under the name Denim.LA, Inc, and changed our name to Digital Brands Group, Inc. in December 2020. Our corporate offices are located at 1400 Lavaca

Street, Austin, TX 78701. Our telephone number is (209) 651-0172. Our website is www.digitalbrandsgroup.com. None of the information on our website or any other website identified herein is part of this prospectus or the registration statement of which it forms a part.
The Offering
Common stock offered by us in this offering
       shares
Warrants offered by us
Class B warrants to purchase up to          shares of our common stock. The warrants are exercisable immediately, and will be issued separately in this offering, but will be purchased together in this offering. The exercise price of the warrants is $       per share (110% of the public offering price of one share of common stock based on assumed offering price of $       per share). Each Class B warrant is exercisable for one share of common stock, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock as described herein. A holder may not exercise any portion of a Class B warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the Class B warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Class B warrant will be exercisable immediately upon issuance and will expire five years after the initial issuance date. The terms of the Class B warrants will be governed by a Warrant Agreement, dated as of the effective date of this offering, between us and VStock Transfer, LLC as the warrant agent (the “Warrant Agent”). This prospectus also relates to the offering of the common stock issuable upon exercise of the Class B warrants. For more information regarding the Class B warrants, you should carefully read the section titled “Description of Capital Stock — Securities Offered in this Offering” in this prospectus.
Common stock to be outstanding after this offering(1)

Underwriters’ option to purchase additional shares and/or Class B warrants from us
We have granted a 30-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional          shares of common stock and/or            additional Class B warrants in any combination thereof, solely to cover over-allotments, if any, at the public offering price of one share of common stock, less the underwriting discount and commissions.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $       (or $       if the underwriters exercise their option to purchase additional shares in full) assuming a public offering price of $       per share and

after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to fund the acquisition of Sundry as described herein and the remaining proceeds for working capital and general corporate purposes. See “Use of Proceeds”.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
NasdaqCM symbol
Our common stock is currently listed on the Nasdaq CM under the symbol “DGBI”. There is no established trading market for the Class B warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Class B warrants on the NasdaqCM or on any national securities exchange or other nationally recognized trading system.
Lockup Agreements
We have agreed, subject to limited exceptions, and our executive officers and directors have agreed, subject to limited exceptions, not to sell or transfer any common stock for ninety (90) days after the date of this prospectus, in each case, without first obtaining the written consent of the Representative. See “Underwriting — No Sales of Similar Securities”.
The number of shares of common stock outstanding is based on             shares of our common stock outstanding as of December 31, 2021 after giving effect to the issuance of            shares of common stock issuable to the holders of membership interests of Sundry for the purchase of all of the issued and outstanding membership interests of Sundry assuming a public offering price of $       per share, and excludes as of such date:
•
Outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October2021 and October 2030;

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Outstanding stock options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031;

•
Up to 2.7 million shares of our common stock issuable upon conversion of approximately $10.0 million of convertible notes;

•
Up to 5.83 million shares of common stock issuable further to a $17.5 million equity line of credit; and

•
568,000shares of our common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

Summary Financial Data
The summary historical financial information for the years ended December 31, 2020 and 2019 represents the historical financial information of DBG. The statements of operations data for the years ended December 31, 2020 and 2019 have been derived from the audited financial statements of DBG included elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2021 and 2020 and the balance sheet data as of September 30, 2021 from the unaudited financial statements of the Company appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future periods and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

The unaudited pro forma condensed combined financial data for the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 represents the historical financial information of DBG and gives effect to the acquisition of Bailey in February 2020, that of H&J in May 2021, that of Stateside in August 2021 and that of Sundry. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the offering and the acquisition as reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and acquisitions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, DBG, Bailey, H&J, Stateside and Sundry were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-acquisition results.
You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Unaudited Pro Forma Combined Financial Information and the related notes beginning on page F-1 of this prospectus, and the audited and unaudited interim financial statements of DBG, Bailey, H&J, Stateside and Sundry and the related notes all included elsewhere in this prospectus.
	Nine Months Ended September 30,
	2021 Pro Forma	2021 Actual	2020 Actual
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$	$3,575,214	$4,475,507
Cost of net revenues		2,179,023	3,884,864
Gross profit		1,396,191	590,643
Operating expenses		22,500,331	7,458,722
Operating loss		(21,104,140)	(6,868,079)
Other expenses		(2,655,460)	(1,207,244)
Loss before provision for income taxes		(23,759,600)	(8,075,323)
Benefit (provision) for income taxes		1,100,120	(13,657)
Net loss	$	$(22,659,480)	(8,088,980)
	Year Ended December 31,
	2020 Pro Forma	2020 Actual	2019 Actual
	(unaudited)
Net revenues	$	$5,239,437	$3,034,216
Cost of net revenues		4,685,755	1,626,505
Gross profit		553,682	1,407,711
Operating expenses		9,701,572	6,255,180
Operating loss		(9,147,890)	(4,847,469)
Other expenses		(1,566,764)	(805,704)
Loss before provision for income taxes		(10,714,654)	(5,653,173)
Benefit (provision) for income taxes		(13,641)	(800)
Net loss	$	$(10,728,295)	$(5,653,973)
	As of September 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
Total cash	$254,527	$3,929,527	$—

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
Total current assets	5,474,460	9,149,460
Total assets	40,664,284	44,339,284
Total current liabilities including current portion of long-term debt	23,669,092	24,068,692
Total long-term obligations	15,532,391	19,207,391
Total liabilities	39,201,483	43,276,083
Total stockholders’ equity	1,462,801	1,063,201
Total liabilities and stockholders’ equity	$40,664,284	$44,339,284	$—

(1)
Basic and diluted shares outstanding on a pro forma basis assumes            shares issuable further to the acquisition of Sundry.

(2)
Pro forma as adjusted amounts reflect the sale of             shares of our common stock and accompanying Class B warrants in this offering at the assumed public offering of $       per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $      per share and accompanying Class B warrants would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $      million, assuming that the number of shares and accompanying Class B warrants offered by us, as set forth on the cover page of this Prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares and accompanying Class B warrants in the number of shares and accompanying Class B warrants offered by us would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND A SMALLER REPORTING COMPANY
We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:
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a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

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reduced disclosure about the emerging growth company’s executive compensation arrangements;

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deferral of complying with certain changes in accounting standards; and

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no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Currently, we are choosing to take advantage of this extended transition period. We may later choose to “opt out” of the extended transition period, with the result that we would then be required to comply with new or revised accounting standards as applicable to public companies. Any later decision to opt out of the extended transition period would be irrevocable.
We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.
We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non- convertible debt during the prior three-year period. We may choose to take advantage of some but not all of the reduced disclosure requirements.
Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, reduced disclosure obligations regarding executive compensation. Furthermore, as long as we are neither a “large accelerated filer” nor an “accelerated filer,” as a smaller reporting company, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.
Risks related to our financial condition and business
We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.
We have incurred significant net losses since inception. Our pro forma combined net loss (giving effect to the acquisitions of each of Bailey, H&J, Stateside and Sundry) was approximately $27.0 million for the nine months ended September 30, 2021 and $19.4 million for the year ended December 31, 2020 and, at September 30, 2021, we had a pro forma accumulated deficit of $61.0 million. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, delays, and other unknown events, including the length of time COVID-19 related restrictions impact the business.
We anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake the acquisition and integration of different brands, incur expenses associated with maintaining compliance as a public company, and increased marketing and sales efforts to increase our customer base. These increased expenditures may make it more difficult to achieve and maintain profitability. In addition, our efforts to grow our business may be more expensive than we expect, and we may not be able to generate sufficient revenue to offset increased operating expenses. If we are required to reduce our expenses, our growth strategy could be materially affected. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.
Accordingly, we cannot assure you that we will achieve sustainable operating profits as we continue to expand our product offerings and infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition.
Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to successfully operate or grow our company through acquisitions or otherwise.
We require substantial funds to operate our business, including marketing our apparel and developing and marketing new apparel. To the extent that we are unable to fully fund our operations, including repaying our outstanding debt, through profitable sales of our apparel, we will need to seek additional funding, including through the issuance of equity or debt securities. We believe that the net proceeds from this offering, our existing cash and cash flow from our operations, will be sufficient to fund our operations through at least the next twelve months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect or to acquire additional businesses. We will need to raise additional capital following this offering to fund our operations and continue to support our planned growth of our business.
The amount and timing of our future funding requirements will depend on many factors, including
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The timing and cost of potential future acquisitions;

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Integration of the businesses that we have acquired or may acquire in the future;

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The hiring of additional management and other personnel as we continue to grow; and

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Any costs associated with any build-out and opening of showrooms, as needed, for certain of our brands,

We cannot be certain that additional funding will be available on acceptable terms, or at all. In addition, we may be restricted or limited by our current outstanding indebtedness on our ability to enter into additional indebtedness and any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.
If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay, scale back or restrict our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.
If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.
The report of our independent registered public accounting firm for the year ended December 31, 2020 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. In addition, we have incurred a net loss in each year since our inception and expect to incur losses in future periods as we continue to increase our expenses in order to grow our business. If we are unable to obtain adequate funding or if we are unable to grow our revenue substantially to achieve and sustain profitability, we may not be able to continue as a going concern.
Widespread outbreak of an illness or any other public health crisis, including the recent coronavirus (COVID-19) global pandemic, could materially and adversely affect, and has materially and adversely affected, our business, financial condition and results of operations.
Our business has been, and will continue to be, impacted by the effects of the COVID-19 global pandemic in countries where our suppliers, third-party service providers or consumers are located. These effects include recommendations or mandates from governmental authorities to close businesses, limit travel, avoid large gatherings or to self-quarantine, as well as temporary closures and decreased operations of the facilities of our suppliers, service providers and customers. The impacts on us have included, and in the future could include, but are not limited to:
•
significant uncertainty and turmoil in global economic and financial market conditions causing, among other things: decreased consumer confidence and decreased consumer spending, now and in the mid and long-term. Specifically, COVID has impacted our business in several ways, including store closings, supply chain disruptions and delivery delays, meaningfully lower net revenue, furloughs and layoffs of 52 employees and increased costs to operate our warehouse to ensure a healthy and safe work environment. Approximately 220 boutique stores where we sold our products closed temporarily and permanently in 2020 and into 2021, representing a reduction in approximately 40% of such stores prior to COVID. Additionally, approximately 40 department stores that carried our products have closed as well, representing a reduction of approximately 35% of such stores prior to COVID. We do not anticipate the department stores will open those stores back up, and we do not anticipate a majority of the closed boutique stores will reopen. We also waited to hire a new Creative Director until the summer, once we knew that stores would open back up at some capacity. This delay in hiring a new designer also impacted the first half of 2021.. We expect to also experience lower order quantities from our accounts throughout the first half of 2022 versus pre-COVID levels, but meaningfully higher than 2020 or 2021.

•
inability to access financing in the credit and capital markets at reasonable rates (or at all) in the event we, or our suppliers find it desirable to do so, increased exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar, and volatility in the availability and prices for commodities and raw materials we use for our products and in our supply chain. Specifically, the pandemic shut down our supply chain for several months in 2020, and delayed deliveries throughout the year.
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inability to meet our consumers’ needs for inventory production and fulfillment due to disruptions in our supply chain and increased costs associated with mitigating the effects of the pandemic caused by, among other things: reduction or loss of workforce due to illness, quarantine or other restrictions or facility closures, scarcity of and/or increased prices for raw materials, scrutiny or embargoing of goods produced in infected areas, and increased freight and logistics costs, expenses and times; failure of third parties on which we rely, including our suppliers, customers, distributors, service providers and commercial banks, to meet their obligations to us or to timely meet those obligations, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties, including business failure or insolvency and collectability of existing receivables; and

•
significant changes in the conditions in markets in which we do business, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities and restrict our employees’ ability to perform necessary business functions, including operations necessary for the design, development, production, distribution, sale, marketing and support of our products. Specifically, we had to furlough and layoff a significant amount of employees to adjust to our lower revenues.

Any of these impacts could place limitations on our ability to execute on our business plan and materially and adversely affect our business, financial condition and results of operations. We continue to monitor the situation and may adjust our current policies and procedures as more information and guidance become available regarding the evolving situation. The impact of COVID-19 may also exacerbate other risks discussed in this “Risk Factors” section, any of which could have a material effect on us. This situation is changing rapidly and additional impacts may arise that we are not aware of currently.
If our efforts to locate desirable targets are unsuccessful or if we are unable to acquire desirable companies on commercially reasonable terms , we may not be able to grow the business and our revenues and operating results will be adversely affected.
One of our principal growth strategies has been and continues to be is to grow our business and increase our revenue through the acquisition of additional businesses within our industry.. It may be difficult for us to identify desirable companies to acquire. We may face competition in our pursuit to acquire additional businesses, which could limit the number of available companies for sale and may lead to higher acquisition prices. When we identify desirable companies, their owners may not be willing to sell their companies at all or on terms that we have determined to be commercially reasonable. If our efforts to locate and acquire desirable companies on terms that are acceptable to us are not successful, our revenues and operating results may be adversely affected.
We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.
A significant part of our grown strategy is acquiring additional businesses. If we buy a company or a division of a company in the future, there can be no assurance that we will be able to profitably manage such business or successfully integrate such business without substantial costs, delays or other operational or financial problems. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets, incur write-offs of goodwill or other assets or obligate us to issue a substantial number of shares of our capital stock, which would result in dilution for our existing stockholders. There can be no assurance that the businesses we acquire in the future will achieve anticipated revenues or earnings. Additionally:
•
the key personnel of the acquired business may decide not to work for us;

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changes in management at an acquired business may impair its relationships with employees and customers;

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we may be unable to maintain uniform standards, controls, procedures and policies among acquired businesses;

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we may be unable to successfully implement infrastructure, logistics and systems integration;

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we may be held liable for legal claims (including environmental claims) arising out of activities of the acquired businesses prior to our acquisitions, some of which we may not have discovered during our due diligence, and we may not have indemnification claims available to us or we may not be able to realize on any indemnification claims with respect to those legal claims;

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we will assume risks associated with deficiencies in the internal controls of acquired businesses;

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we may not be able to realize the cost savings or other financial benefits we anticipated;

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we may be unable to successfully scale an acquired business; and

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our ongoing business may be disrupted or receive insufficient management attention.

Some or all of these factors could have a material adverse effect on our business, financial condition and results of operations. Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. In the apparel industry, differing brands are used to reach different market segments and capture new market share. However, not every brand deployment is successful. In addition, integrating an acquired business or technology is risky. We may incur significant costs acquiring, developing, and promoting new brands only to have limited market acceptance and limited resulting sales. If this occurs, our financial results may be negatively impacted and we may determine it is in the best interest of the company to no longer support that brand. If a new brand does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.
In addition, we may not be successful in acquiring businesses and may expend time and expenses in connection with failed acquisitions. For example, in connection with our Series CF financing, we disclosed that we were planning to acquire a New Jersey based apparel company. On September 10, 2020, we and the acquisition target mutually agreed to terminate the acquisition. In addition to such time and expenses, public announcement of a failed acquisition could also negatively impact the trading price of our common stock.
We may be subject to claims arising from the operations of our various businesses for periods prior to the dates we acquired them.
We may be subject to claims or liabilities arising from the ownership or operation of acquired businesses for the periods prior to our acquisition of them, including environmental, warranty, workers’ compensation and other employee-related and other liabilities and claims not covered by insurance. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our acquired businesses for these claims or liabilities may be limited by various factors, including the specific time, monetary or other limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy our indemnification claims. In addition, insurance companies may be unwilling to cover claims that have arisen from acquired businesses or locations, or claims may exceed the coverage limits that our acquired businesses had in effect prior to the date of acquisition. If we are unable to successfully obtain insurance coverage of third-party claims or enforce our indemnification rights against the former owners, or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our financial condition and results of operations.
Our ability to acquire additional businesses may require issuances of our common stock and/or debt financing that we may be unable to obtain on acceptable terms.
The timing, size and success of our acquisition efforts and the associated capital commitments cannot be readily predicted. We intend to use our common stock, cash, debt and borrowings under our credit facility, if necessary, as consideration for future acquisitions of companies. The issuance of additional common stock in connection with future acquisitions may be dilutive to holders of shares of common stock issued in this offering. In addition, if our common stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources, including obtaining additional capital through debt financing. However, there can be no assurance that we will be able to obtain financing if and when it is needed or that it will be available on terms that we deem acceptable. As a result, we may be unable to pursue our acquisition strategy successfully, which may prevent us from achieving our growth objectives.
We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.
As of December 31, 2021, we had an aggregate principal amount of debt outstanding of approximately $       million (giving effect to the acquisitions of each of Bailey, H&J, Stateside and Sundry).. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.
Our substantial debt could have important consequences to us. For example, it could:
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make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

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require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

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increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

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place us at a competitive disadvantage to our competitors with proportionately less debt for their size;

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limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

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limit our flexibility in planning for, or reacting to, changing conditions in our business; and

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limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis could make it more difficult for us to refinance our indebtedness on favorable terms, or at all.
In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

For example, as of December 31, 2021, we owed our senior secured lender approximately $6.0 million that is due on the scheduled maturity date of December 31, 2022. Our credit agreement contains negative covenants that, subject to significant exceptions limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. If for whatever reason we have insufficient liquidity to make scheduled payments under our credit facility or to repay such indebtedness by the schedule maturity date, we would seek the consent of our senior lender to modify such terms. Although our senior lender has previously agreed to seven prior modifications of our credit agreement, there is no assurance that it will agree to any such modification and could then declare an event of default. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.
Our results of operations could be adversely affected as a result of asset impairments.
Our results of operations and financial condition could be adversely affected by impairments to goodwill, other intangible assets, receivables, long-lived assets or investments. For example, when we acquire a business, we record goodwill in an amount equal to the amount we paid for the business minus the fair value of the net tangible assets and other identifiable intangible assets of the acquired business. Goodwill and other intangible assets that have indefinite useful lives cannot be amortized, but instead must be tested at least annually for impairment. As a result of our acquisitions of Stateside, H&J and Bailey and our proposed acquisition of Sundry, our goodwill and intangible assets, on a pro form basis, as of September 30, 2021 were $43.2 million and $25.8 million, respectively. Any future impairments, including impairments of goodwill, intangible assets, long- lived assets or investments, could have a material adverse effect on our financial condition and results of operations for the period in which the impairment is recognized.
If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.
We have grown and expect to continue to grow rapidly and to effectively manage our growth, we must continue to implement our operational plans and strategies, improve our business processes, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. Since our inception and as a result of our acquisitions, we have rapidly increased our employee headcount across our organization to support the growth of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute as we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.
We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment center, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be adversely affected.
If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and operating results could be harmed.
Our success largely depends on our ability to consistently gauge tastes and trends and provide a diverse and balanced assortment of merchandise that satisfies customer demands in a timely manner. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. We typically enter into agreements to manufacture and purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability and have a material adverse effect on our business, financial condition and operating results. Failure to respond to changing customer preferences and fashion trends could also negatively impact the image of our brands with our customers and result in diminished brand loyalty.
Our business depends on our ability to maintain a strong portfolio of brands and engaged customers.. We may not be able to maintain and enhance our existing brand portfolio if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, operating results and growth prospects.
Our ability to acquire or offer new brands and maintain and enhance the appeal of our existing brands is critical to expanding our base of customers. A significant portion of our customers’ experience depends on third parties outside of our control, including vendors, suppliers and logistics providers such as FedEx, UPS and the U.S. Postal Service. If these third parties do not meet our or our customers’ expectations, including timely delivery of our products, or if they increase their rates, our business may suffer irreparable damage or our costs may increase. Also, if we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that as our market becomes increasingly competitive, our ability to acquire or offer new brands and to maintain and enhance our existing brands may become increasingly difficult and expensive and will depend largely on our ability to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our vendors, which we may not do successfully.
Customer complaints or negative publicity about our sites, products, product delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer use of our sites and consumer and supplier confidence in us and result in harm to our brands.
An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.
Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. Our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition.
Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers’ access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

We operate in highly competitive markets and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.
The markets in which we compete are highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of apparel, including large, diversified apparel companies with substantial market share and strong worldwide brand recognition. Many of our competitors, including Vince, James Perse, Rag & Bone, Madewell, AG, FRAME, All Saints, Zegna and Ralph Lauren, have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.
As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:
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quickly adapting to changes in customer requirements or consumer preferences;

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discounting excess inventory that has been written down or written off;

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devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and

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engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.
Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.
We use third-party social media platforms as, among other things, marketing tools. We also maintain relationships with many social media influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire customers and our financial condition may suffer.
Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.
In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser.
We do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be fined or forced to alter our practices, which could have an adverse impact on our business.
Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.
If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.
A significant portion of our net sales are generated from sales to existing customers. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results and financial condition could be materially adversely affected.
We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.
Our business requires us to manage a large volume of inventory effectively. We regularly add new apparel, accessories and beauty styles to our sites, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of stock-keeping units, or SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect.
It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any failure to manage owned brand expansion or accurately forecast demand for owned brands could adversely affect growth, margins and inventory levels. In addition, our ability to meet customer demand has been and may be in the future negatively impacted by disruptions in the supply chain from a number of factors, including, for example, the COVID-19 coronavirus outbreak in China. The COVID-19 coronavirus has and is expected to continue to impact our supply chain and may delay or prevent the manufacturing or transport of product. Any of the above may materially and adversely affect our business, financial condition and operating results.
Merchandise returns could harm our business.
We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and operating results could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brands.
We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.
We rely on third-party suppliers primarily located outside of the United States to provide raw materials for our products. In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. Increases in the costs of labor and other costs of doing business in these countries could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortages and stoppages and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports in North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business. We may also experience increased costs in raw goods, transportation and labor. Additionally, we are also subject to global supply chain disruptions, which may include longer lead times for raw fabrics, inbound shipping and longer production times Supply chain issues have specifically impacted the following for our brands:
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Increased costs in raw materials from fabric prices, which have increased 10% to 100% depending on the fabric, the time of year, and the origin of the fabric, as well as where the fabric is being shipped;

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Increased cost per kilo to ship via sea or air, which has increased from 25% to 300% depending on the time of year and from the country we are shipping from;

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Increased transit time via sea or air, which have increased by two weeks to two months; and

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Increased labor costs for producing the finished goods, which have increased 5% to 25% depending on the country and the labor skill required to produce the goods.

The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.
These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

In addition to the foregoing, H&J depends on two primary suppliers located in China and Turkey for the substantial portion of raw materials used in its products and the manufacture of these products, which makes it vulnerable to a disruption in the supply of its products. As a result, termination of these supply arrangements, an adverse change in the financial condition of these suppliers or an adverse change in their ability to manufacture and/or deliver desired products on a timely basis each could have a material adverse effect on the business, financial condition and results of operations of H&J and us.
Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.
The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of net revenues.
In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.
Our operations are currently dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.
Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Vernon, California. Our current fulfillment/distribution operations are dependent on the continued use of this facility. Any significant interruption in the operation of the warehouse and fulfillment/ distribution center due to COVID-19 restrictions, natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.
We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.
Our sales and gross margins may decline as a result of increasing freight costs.
Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.
Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.
Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations.
Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.
Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.
Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer and President, Mr. John “Hil” Davis. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.
In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

If we cannot successfully protect our intellectual property, our business could suffer.
We rely on a combination of intellectual property rights, contractual protections and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered trademarks “DSTLD”, “Bailey 44”, “ACE STUDIOS” and “STATESIDE” and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “www.digitalbrandsgroup.co”, www.dstld.com, “www.bailey44.com”, and www.harperandjones.com. Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. Further, to the extent we pursue patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.
If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.
A substantial number of our customers currently shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.
Organizations face growing regulatory and compliance requirements.
New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.
Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.
The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.
Any international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.
Our business is affected by seasonality.
Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.
Risks Related to this Offering and our Common Stock
The price of our common stock has in the past and may in the future fluctuate substantially, and your investment may decline in value.
The market price of our common stock has in the past and could in the future be extremely volatile. From May 2021 to January       , 2021, the high and low prices of our common stock as quoted on the NasdaqCM was $       and $      , respectively. The future market price of our common stock may be significantly affected by factors, such as:
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market conditions affecting the apparel industries;

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quarterly variations in our results of operations;

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changes in government regulations;

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the announcement of acquisitions by us or our competitors;

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changes in general economic and political conditions;

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volatility in the financial markets;

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results of our operations and the operations of others in our industry;

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changes in interest rates;

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threatened or actual litigation and government investigations;

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the addition or departure of key personnel;

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actions taken by our stockholders, including the sale or disposition of their shares of our common stock; and

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differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.
Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our common stock and materially affect the value of your investment.
In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.
If we are not able to comply with the applicable continued listing requirements or standards of NasdaqCM, NasdaqCM could delist our common stock.
Our common stock is listed on the NasdaqCM. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. If NasdaqCM were to delist our common stock or warrants, it would be more difficult for our stockholders to dispose of our common stock or warrants and more difficult to obtain accurate price quotations on our common stock or warrants. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock or warrants are not listed on a national securities exchange.
If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect the market price of our common stock.
We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting for that purpose. We have identified material weaknesses in our internal control over financial reporting. These material weaknesses relate to the fact that we do not maintain a comprehensive policies and procedures manual designed to establish internal controls over financial reporting to reduce the risk of publishing materially misstated financial statements, as well as define responsibilities and segregate incompatible duties to reduce the risk of unauthorized transactions.
We are in the process of taking steps intended to remedy these material weaknesses, and we will not be able to fully address these material weaknesses until these steps have been completed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures” for information regarding our remediation efforts.
As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. A material weakness is defined in the standards established by the Public Company Accounting Oversight Board (United States) as a deficiency, or an acquisition of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In addition, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, at the time of our second annual report on Form 10-K, which will be for our year ending December 31, 2022. We intend to begin the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation upon the completion of this offering, which process is time consuming, costly and complex. If we fail to increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such steps we undertake will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause our stock price to decline. As a result of such failures, we could also become subject to investigations by NasdaqCM, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, any of which could harm our reputation and financial condition, and divert financial and management resources. Even if we are able to report our consolidated financial statements accurately and timely, if we do not make all the necessary improvements to address the material weaknesses, continued disclosure of our material weaknesses will be required in future filings with the SEC, which could reduce investor confidence in our reported results and our cause our stock price to decline.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. Those exemptions include, but are not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements in our periodic reports and proxy statements, and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior December 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, reduced disclosure obligations regarding executive compensation. Furthermore, as long as we are neither a “large accelerated filer” nor an “accelerated filer,” as a smaller reporting company, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon the completion of this offering and assuming a public offering price of $       per share, we will have            shares of common stock outstanding (or             if the underwriters exercise their option to purchase additional shares in full). Of these shares,             shares sold in this offering (or            if the underwriters exercise their option to purchase additional shares in full) and             shares held by persons not subject to a lock-up agreement with our underwriters are freely tradable without restriction immediately following this offering. The number of shares of common stock outstanding is based on            shares of our common stock outstanding as of December 31, 2021 after giving effect to the issuance of            shares of common stock issuable to the holders of membership interests of Sundry for the purchase of all of the issued and outstanding membership interests of Sundry assuming a public offering price of $       per share, and excludes as of such date:
•
Outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October2021 and October 2030;

•
Outstanding stock options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031;

•
Up to 2.7 million shares of our common stock issuable upon conversion of approximately $10.0 million of convertible notes;

•
Up to 5.83 million shares of common stock issuable further to a $17.5 million equity line of credit; and

•
568,000shares of our common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

Our management will have broad discretion over the use of the remaining proceeds and may not apply those proceeds in ways that increase the value of your investment.
We estimate that our net proceeds from this offering will be approximately $       (or $      if the underwriters exercise their option to purchase additional shares in full) assuming a public offering price of $       per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to fund the acquisition of Sundry and the remaining proceeds for working capital and general corporate purposes. See “Use of Proceeds”. Our management will have broad discretion to use the remaining net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of such proceeds.
A significant amount of the proceeds we receive may be invested in short-term, investment-grade securities; there can be no guarantees that our investments will not lose value or that the returns on our investments will not decrease due to market and economic conditions or other factors outside of our control.
We intend to invest the net proceeds from this offering in short-term, investment grade securities until we deploy them for other corporate uses. See “Use of Proceeds.” Although the risks inherent in short-term, investment grade securities are generally low, economic and market conditions could result in a decrease in returns on short-term securities or in the partial or entire loss of our investment. For example, there can be sudden shifts in interest rates, major credit quality downgrades for multiple firms and/or world events that create extreme volatility in the financial markets. Although we intend to implement investment procedures and safeguards and to diversify investments and asset allocations so that our combined investment risk exposure is limited, there is no guarantee that our efforts will prevent the loss of, or the decrease in returns on, our investments, which may cause our stock price to decline.
Our officers and directors and principal stockholders and their affiliates will exercise significant control over us.
After the completion of this offering, our executive officers and directors and principal stockholders will beneficially own, in the aggregate, approximately            % of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. These stockholders may have interests that are different from yours.
Provisions in our sixth amended and restated certificate of incorporation and bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.
Our sixth amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they, among other things:
•
establish a supermajority voting requirement of at least 66 2∕3% of the outstanding voting stock in order to amend certain provisions in our sixth amended and restated certificate of incorporation, which makes it more difficult for stockholders to eliminate anti- takeover provisions;

•
eliminate stockholder-initiated action by written consent in lieu of a meeting, which hampers the ability of stockholders to take action during the interim periods between annual meetings of stockholders; and

•
require the written request of stockholders holding an aggregate of 25% of shares of our common stock in order for stockholders to call a special meeting, which together with the elimination of stockholder action by written consent described above, makes it very difficult for stockholders to take action during the interim periods between annual meetings of stockholders.

As a Delaware corporation, we are also subject to the Delaware anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Delaware law, a corporation may not engage in a business acquisition with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision to prevent or delay an acquisition of us. See “Description of Capital Stock.”
Our sixth amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our sixth amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•
any derivative action or proceeding brought on our behalf;

•
any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•
any action asserting a claim against us or our directors, officers or other employees arising under the Delaware General Corporation Law, our sixth amended and restated certificate of incorporation or our bylaws;

•
any action or proceeding to interpret, apply, enforce or determine the validity of our sixth amended and restated certificate of incorporation or our bylaws;

•
any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or

•
any action asserting a claim against us or our directors, officers or other employees that is governed by the “internal affairs doctrine” as that term is defined in Section 115 of the Delaware General Corporation Law,

Our sixth amended and restated certificate of incorporation further provides that unless the Company consents in writing to the selection of an alternative forum, the U.S. federal district courts have exclusive jurisdiction of the resolution of any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this exclusive forum provision of our sixth amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find this choice of forum provision in our sixth amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. Additional costs associated with resolving an action in other jurisdictions could materially adversely affect our business, financial condition and results of operations
Our sixth amended and restated certificate of incorporation authorizes us to issue shares of blank check preferred stock, and issuances of such preferred stock, or securities convertible into or exercisable for such preferred stock, may result in immediate dilution to existing stockholders, including investors in this offering.
If we raise additional funds through future issuances of preferred equity or debt securities convertible into preferred equity, our stockholders could suffer significant dilution, and any new equity or debt securities that we issue could have rights, preferences and privileges superior to those of holders of shares of common stock. Although we have no present plans to issue any shares of preferred stock or any additional convertible debt securities, in the event that we issue shares of our preferred stock, or securities convertible into or exercisable for our common stock after the date of the offering, the investors in this offering may be diluted. We may choose to raise additional capital using such preferred equity or debt securities because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.
Purchasing shares of our common stock in this offering will result in an immediate and substantial dilution of your investment, and your investment may be further diluted if new securities are issued in connection with capital raises.
The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, after giving effect to the acquisition of Sundry, investors purchasing common stock in this offering will incur immediate dilution of $       per share (assuming no exercise of the underwriters’

option to purchase additional shares of our common stock), based on an assumed public offering price of $       per share. Furthermore, if we raise additional capital or acquire new businesses by issuing new convertible or equity securities, the interests of investors in this offering may be further diluted. This may result in the loss of all or a portion of their investment. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by investors in our common stock. See “Dilution.”
We may be required to issue additional shares of our common stock further to agreements whereby we acquired each of Bailey and H&J. Any such additional issuances would result in additional dilution to our stockholders including investors in this offering.
Further to the acquisitions of Bailey and H&J, we agreed that if, at May       , 2022, the one year anniversary of the closing date of our initial public offering, the product of the number of shares of our common stock issued at the closing of such acquisitions multiplied by the average closing price per share of our shares of common stock as quoted on the NasdaqCM for the thirty (30) day trading period immediately preceding such date plus the gross proceeds, if any, of shares of our stock issued to such sellers and sold by them during the one year period from the closing date of this offering does not exceed the sum of $11.1 million or $9.1 million, respectively, less the value of any shares of common stock cancelled further to any indemnification claims or post-closing adjustments under the acquisition agreements, then we shall issue to the subject sellers an additional aggregate number of shares of common stock equal to any such valuation shortfall at a per share price equal to the then closing price per share of our common stock as quoted on the NasdaqCM. Although we have agreed that concurrently we will cause a number of shares of common stock or common stock equivalents held by certain of our affiliated stockholders prior to this offering to be cancelled in an equivalent dollar amount as any such valuation shortfalls on a pro rata basis in proportion to the number of shares of common stock or common stock equivalents held by each of them, the substantial majority of such cancellations would likely be in the form of cancellation of stock options held by such persons as opposed to shares held by them. By way of example only, the closing price per share of our common stock as of January       , 2022 as quoted on the NasdaqCM was $      . If shares were issued as of such date in accordance with the agreements referenced above, an additional             shares of our common stock would be issued in the aggregate further to the acquisitions of Bailey and H&J. This would result in an equivalent number of stock options held by certain of our affiliated stockholders being concurrently cancelled. As a result, additional shares of common stock would be issued further to which the interests of investors in this offering would be further diluted.
Speculative Nature of Class B Warrants.
The Class B warrants offered in this offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Class B warrants may exercise their right to acquire the common stock and pay an exercise price of $       per share (110% of the assumed public offering price of our common stock and Class B warrants in this offering), prior to five years from the date of issuance, after which date any unexercised Class B warrants will expire and have no further value. Moreover, following this offering, the market value of the Class B warrants is uncertain and there can be no assurance that the market value of the Class B warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the Class warrants, and consequently, whether it will ever be profitable for holders of the Class B warrants to exercise the Class B warrants
There is no public market for the Class B Warrants being offered by us in this offering and an active trading market is not expected to develop.
There is no established public trading market for the Class B warrants being offered in this offering and we do not expect a market to develop. In addition, we do not intend to apply for any listing of the Class B warrants offered hereby on the NasdaqCM or any other securities exchange or nationally recognized trading system. Without an active market, the liquidity of the Class B warrants will be severely limited.

We do not expect to pay any dividends in the foreseeable future.
We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, the limits imposed by the terms of our credit facility and such other factors as our board of directors deems relevant. Accordingly, investors in our common stock may need to sell their shares to realize a return on their investment in our common stock, and investors may not be able to sell their shares at or above the prices paid for them.
If securities analysts do not publish favorable reports about us or if we, or our industry, are the subject of unfavorable commentary, the price of our common stock could decline.
The trading price for our common stock will depend in part on the research and reports about us that are published by analysts in the financial industry. Analysts could issue negative commentary about us or our industry, or they could downgrade our common stock. We may also not receive sufficient research coverage or visibility in the market. Any of these factors could result in the decline the trading price of our common stock, causing investors in our common stock to lose all or a portion of their investment.

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward- looking terminology, including the terms “believe,” “estimate,” “project,” “aim,” “anticipate,” “expect,” “seek,” “predict,” “contemplate,” “continue,” “possible,” “intend,” “may,” “plan,” “forecast,” “future,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies, the industry in which we operate and potential acquisitions. We derive many of our forward- looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward- looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the stability of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
Important factors that could cause our results to vary from expectations include, but are not limited to:
•
our lack of combined operating history and our ability to successfully integrate Bailey and H&J into one entity;

•
the highly fragmented and competitive nature of our industry;

•
our ability to successfully locate and acquire companies in the apparel business, to obtain debt financing for that purpose and to successfully integrate them into our business and manage our internal growth;

•
loss of any of our executives and managers;

•
quarterly variations in our operating results;

•
our ability to attract and retain qualified employees while controlling labor costs;

•
our ability to manage our working capital to facilitate our inventory management;

•
disruptions in the manufacturing and supply chains;

•
our ability to adapt our product offerings to changing preferences and consumer tastes;

•
our exposure to claims relating to employment violations and workplace injuries;

•
our exposure to claims arising from our acquired operations;

•
the potential for asset impairments when we acquire businesses;

•
disruptions in our information technology systems;

•
restrictions imposed on our operations by our credit facility and by other indebtedness we may incur in the future;

•
our ability to implement and maintain effective internal control over financial reporting; and

•
additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or acquisition of factors, may cause actual results to differ materially from those contained in any forward- looking statements. We qualify all of our forward-looking statements by these cautionary statements.
Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward- looking statement because of new information, future events or other factors. Estimates and forward- looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above.
Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

INDUSTRY AND MARKET DATA
In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this information and these statistics from sources other than us, which we have supplemented where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. The industry publications, reports, surveys, sources and forecasts containing the industry and market data cited in this prospectus are provided below:
We believe these sources and estimates to be reliable, but we cannot give you any assurance that any of the projected results will occur. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from the sale of            shares of our common stock and accompanying warrants in this offering, after deducting underwriter discounts and commissions and estimated offering expenses payable by us, will be approximately $       (approximately $      if the underwriters exercise their option to purchase additional shares and accompanying warrants in full). This estimate assumes a public offering price of $       per share. This estimate excludes the proceeds, if any, from the exercise of Class B warrants in this offering. If all of the Class B warrants sold in this offering were to be exercised in cash at an assumed exercise price of $       per share, we would receive additional net proceeds of approximately $      million. We cannot predict when, or if, these Class B warrants will be exercised. It is possible that these Class B warrants may expire and may never be exercised.
A $1.00 increase (decrease) in the assumed public offering price of $       per share of common stock and accompanying warrant would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      , assuming the public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.
We intend to use the net proceeds to us from this offering primarily to fund the acquisition of Sundry and the remaining proceed for working capital and general corporate purposes. See “The Acquisition of Sundry.”
The net proceeds we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth and our cash flows. As a result, we will retain broad discretion over the allocation of the remaining net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of our credit facility may place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding under such credit facility.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021:
•
on an actual basis for DBG;

•
on an actual basis for Sundry;

•
on a pro forma combined basis to reflect the acquisition of Sundry assuming a public offering price of $      per share; and

•
on a pro forma as adjusted combined basis to reflect the sale of            shares of common stock and accompanying Class B warrant in this offering at the assumed public offering price of $      per share of common stock and Class B warrant, less the underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma combined financial statements and the related notes and the historical financial statements and related notes appearing elsewhere in this prospectus.
	as of September 30, 2021
	DBG	Sundry	Total	Pro Forma(1)	Pro Forma as Adjusted(2)
Cash and cash equivalents	$254,527	$421,802	$676,329	$10,551,329
Indebtedness, including current portion	$39,201,483	$2,063,357	$41,264,840	63,147,440
Debt	$16,167,842	$776,982	16,944,824	$37,419,824
DBG preferred stock, $0.0001 par value, 10,000,000 shares authorized and no shares issued outstanding, actual and pro forma	—	—	—	—
DBG common stock, $0.0001 par value: 200,000,000 shares authorized, 12,627,488 shares issued and outstanding (actual); issued and outstanding (pro forma); issued and outstanding (pro forma as adjusted)	1,263	—	1,263	1,263
Additional paid-in capital	57,467,015	—	57,467,015	87,967,015
Accumulated deficit	(56,005,477)	—	(56,005,477)	(61,025,417)
Total stockholders’ equity (deficit)	$1,462,801	$—	$1,462,801	$26,942,861
Total capitalization	$17,630,643	$776,982	$18,407,625	$64,362,685

(1)
Excludes:

•
Outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October2021 and October 2030;

•
Outstanding stock options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031;

•
Up to 2.7 million shares of our common stock issuable upon conversion of approximately $10.0 million of convertible notes;

•
Up to 5.83 million shares of common stock issuable further to a $17.5 million equity line of credit; and

•
568,000shares of our common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

(2)
The number of shares of common stock outstanding pro forma gives effect to the issuance of            shares of common stock issuable to the holders of membership interests of Sundry for the purchase of all of the issued and outstanding membership interests of Sundry assuming a public offering price of $      per share.

Each $1.00 increase (decrease) in the assumed public offering price of $       per share would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this Prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $      million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

DILUTION
If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.
The pro forma net tangible book value of our common stock on September 30, 2021 was $       million, or $       per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the acquisition of Sundry assuming a public offering price of $      per share.
Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of             shares of common stock offered by this prospectus at the assumed public offering price of $      per share (and assuming no exercise of the underwriters’ overallotment option), and after deducting the underwriting discounts, commissions and estimated offering and acquisition expenses payable by us, our pro forma net tangible book value would have been $       million, or approximately $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $       per share to new investors. The following table illustrates the per share dilution:
Assumed public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2021	$
Increase in pro forma net tangible book value in this offering	$
Pro forma net tangible book value per share after this offering		$
Dilution in pro forma net tangible book value per share to new investors in this offering		$
If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering and the acquisition of Sundry would be $ per share of our common stock. This represents an increase in net tangible book value of $       per share of our common stock to existing stockholders (which will include the current owners of Sundry pursuant to the shares of our common stock he will receive as part of the acquisition of Sundry) and dilution in pro forma net tangible book value of $       per share to new investors.
A $1.00 increase (decrease) in the assumed public offering price of $       per share of our common stock and accompanying warrant would increase (decrease) our net tangible book value after giving effect to this offering and the acquisitions by $       million, or by $      per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           , assuming the public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.
Excludes:
•
Outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October2021 and October 2030;

•
Outstanding stock options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031;

•
Up to 2.7 million shares of our common stock issuable upon conversion of approximately $10.0 million of convertible notes;

•
Up to 5.83 million shares of common stock issuable further to a $17.5 million equity line of credit; and

•
568,000 shares of our common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new public investors will be increased to           , or approximately       % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA
The selected historical financial information for the years ended December 31, 2020 and 2019 represents the historical financial information of DBG. The statements of operations data for the years ended December 31, 2020 and 2019 have been derived from the audited financial statements of DBG included elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2021 and 2020 and the balance sheet data as of September 30, 2021 from the unaudited financial statements of the Company appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future periods and our results for any interim period are not necessarily indicative of results that should be expected for any full year.
The unaudited pro forma condensed combined financial data for the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 represents the historical financial information of DBG and gives effect to the acquisition of Bailey in February 2020, that of H&J in May 2021, that of Stateside in August 2021 and that of Sundry. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the offering and the acquisition as reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and acquisitions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, DBG, Bailey, H&J, Stateside and Sundry were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-acquisition results.
You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Unaudited Pro Forma Combined Financial Information and the related notes beginning on page F-1 of this prospectus, and the audited and unaudited interim financial statements of DBG, Bailey, H&J, Stateside and Sundry and the related notes all included elsewhere in this prospectus.
	Nine Months Ended September 30,
	2021 Pro Forma	2021 Actual	2020 Actual
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$	$3,575,214	$4,475,507
Cost of net revenues		2,179,023	3,884,864
Gross profit		1,396,191	590,643
Operating expenses		22,500,331	7,458,722
Operating loss		(21,104,140)	(6,868,079)
Other expenses		(2,655,460)	(1,207,244)
Loss before provision for income taxes		(23,759,600)	(8,075,323)
Benefit (provision) for income taxes		1,100,120	(13,657)
Net loss	$	$(22,659,480)	(8,088,980)
	Year Ended December 31,
	2020 Pro Forma	2020 Actual	2019 Actual
	(unaudited)
Net revenues	$	$5,239,437	$3,034,216
Cost of net revenues		4,685,755	1,626,505
Gross profit		553,682	1,407,711
Operating expenses		9,701,572	6,255,180
Operating loss		(9,147,890)	(4,847,469)
Other expenses		(1,566,764)	(805,704)

	Year Ended December 31,
	2020 Pro Forma	2020 Actual	2019 Actual
	(unaudited)
Loss before provision for income taxes		(10,714,654)	(5,653,173)
Benefit (provision) for income taxes		(13,641)	(800)
Net loss	$	$(10,728,295)	$(5,653,973)
	As of September 30, 2021
	Actual	Pro Forma
	(unaudited)
Total cash	$254,527	$
Total current assets	5,474,460
Total assets	40,664,284
Total current liabilities including current portion of long-term debt	23,669,092
Total long-term obligations	15,532,391
Total liabilities	39,201,483
Total stockholders’ equity	1,462,801
Total liabilities and stockholders’ equity	$40,664,284	$
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statement of operations based upon the combined historical financial statements of DBG, Bailey, H&J, Stateside and Sundry after giving effect to the business combinations and adjustments described in the accompanying notes.
The unaudited pro forma combined balance sheets of DBG, Bailey, H&J, Stateside and Sundry as of September 30, 2021 has been prepared to reflect the effects of the acquisitions as if they occurred onSeptember 30, 2021. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020 combine the historical results and operations of Bailey, H&J, Stateside, Sundry and DBG giving effect to the transaction as if it occurred on January 1, 2020.
The unaudited pro forma combined financial information should be read in conjunction with the audited and unaudited historical financial statements of each of DBG, Bailey, H&J, Stateside and Sundry and the notes thereto. Additional information about the basis of presentation of this information is provided in Note 2 below.
The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification Topic 805, Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined financial information.
The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, DBG allocated the purchase price using its best estimates of fair value. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs.

Furthermore, the unaudited pro forma combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma combined financial information.
UNAUDITED PROFORMA COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
	DBG	H&J	Stateside	Sundry	Total	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$3,575,214	$980,261	$3,269,481	$18,152,631	$25,977,588	$—		$25,977,588
Cost of net revenues	2,179,023	350,004	1,194,693	9,805,068	13,528,788	—		13,528,788
Gross profit	1,396,191	630,257	2,074,788	8,347,563	12,448,800	—		12,448,800
Operating expenses:
General and administrative	12,820,841	410,891	1,147,168	2,334,602	16,713,501	4,635,067	(a)	21,348,568
Sales and marketing	2,401,322	349,338	514,742	3,171,802	6,437,204	—		6,437,204
Distribution	238,774	—	115,286	861,044	1,215,104	—		1,215,104
Change in fair value of contingent consideration	7,039,394	—	—	—	7,039,394	—		7,039,394
Total operating expenses	22,500,331	760,229	1,777,195	6,367,448	31,405,204	4,635,067		36,040,270
Loss from operations	(21,104,140)	(129,972)	297,593	1,980,115	(18,956,404)	(4,635,067)		(23,591,470)
Other income (expense):
Interest expense	(2,020,806)	(33,668)	—	—	(2,054,474)	(1,802,600)	(b)	(3,857,074)
Other non-operating income (expenses)	(634,654)	—	(12,494)	689,189	42,041	(689,189)	(e)	(647,148)
Total other income (expense), net	(2,655,460)	(33,668)	(12,494)	689,189	(2,012,432)	(2,491,789)		(4,504,221)
Income tax benefit (provision)	1,100,120	—	—	(800)	1,099,320	—		1,099,320
Net income (loss)	$(22,659,480)	$(163,640)	$285,099	$2,668,504	$(19,869,516)	$(7,126,856)		$(26,996,372)

UNAUDITED PROFORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020
	DBG	Bailey	H&J	Stateside	Sundry	Total	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$5,239,437	$2,019,823	$2,542,721	$3,187,512	$19,897,696	$32,887,189	$—		$32,887,189
Cost of net revenues	4,685,755	1,020,237	897,873	1,485,726	8,525,612	16,615,204	—		16,615,204
Gross profit	553,682	999,586	1,644,848	1,701,786	11,372,084	16,271,986	—		16,271,986
Operating expenses:
General and administrative	7,149,210	1,439,879	1,044,397	1,192,241	2,823,334	13,649,062	7,283,720	(a)	20,932,782
Sales and marketing	576,469	483,657	1,163,124	838,638	3,790,570	6,852,459	—		6,852,459
Distribution	342,466	—	—	155,483	1,011,431	1,509,380	—		1,509,380
Loss on disposal of property and equipment	848,927	—	—	—	—	848,927	—		848,927
Impairment of intangible assets	784,500	—	—	—	—	784,500	—		784,500
Total operating expenses	9,701,572	1,923,536	2,207,521	2,186,362	7,625,335	23,644,327	7,283,720		30,928,047
Loss from operations	(9,147,890)	(923,950)	(562,673)	(484,577)	3,746,749	(7,372,341)	(7,283,720)		(14,656,061)
Other income (expense):
Interest expense	(1,599,518)	(25,396)	(92,270)	—	(55,537)	(1,772,721)	(2,978,567)	(b)	(4,751,288)
Gain on forgiveness of debt	—	—	225,388	261,035	—	486,423	(486,423)	(d)	—
Other non-operating income (expenses)	32,754	—	10,110	—	10,010	52,874	—		52,874
Total other income (expense), net	(1,566,764)	(25,396)	143,228	261,035	(45,527)	(1,233,424)	(3,464,990)		(4,698,414)
Provision for income taxes	13,641	—	—	800	800	15,241	—		15,241
Net income (loss)	$(10,728,295)	$(949,346)	$(419,446)	$(224,341)	$3,700,422	$(8,621,006)	$(10,748,710)		$(19,369,716)

UNAUDITED PROFORMA COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2021
	DBG	Sundry	Total	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$254,527	$421,802	$676,329	$9,875,000	(d)	$10,551,329
Accounts receivable, net	272,264	211,809	484,073	—		484,073
Due from factor, net	1,094,309	639,260	1,733,569	—		1,733,569
Inventory	2,327,542	5,890,454	8,217,996	—		8,217,996
Prepaid expenses and other current assets	1,525,818	221,657	1,747,475	—		1,747,475
Total current assets	5,474,460	7,384,983	12,859,443	9,875,000		22,734,443
Deferred offering costs	367,696	—	367,696	—		367,696
Property, equipment and software, net	97,862	177,605	275,467	—		275,467
Goodwill	17,771,031	—	17,771,031	11,718,737	(c)	29,489,768
Intangible assets, net	16,779,126	—	16,779,126	20,249,950	(a), (c)	37,029,076
Deposits	174,109	19,742	193,851	—		193,851
Total assets	$40,664,284	$7,582,330	$48,246,614	$41,843,687		$90,090,301
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,855,352	$701,569	$7,556,921	$—		$7,556,921
Accrued expenses and other liabilities	1,853,954	584,806	2,438,760	—		2,438,760
Deferred revenue	193,023	—	193,023	—		193,023
Due to related parties	232,635	—	232,635	—		232,635
Contingent consideration liability	10,527,910	—	10,527,910	—		10,527,910
Convertible notes, current	100,000	—	100,000	—		100,000
Accrued interest payable	855,729	—	855,729	1,407,600	(b)	2,263,329
Note payable – related party	299,489	—	299,489	—		299,489
Venture debt, current	300,000	—	300,000	—		300,000
Loan payable, current	1,796,000	776,982	2,572,982	—		2,572,982
Promissory note payable, current	655,000	—	655,000	—		655,000
Total current liabilities	23,669,092	2,063,357	25,732,449	1,407,600		27,140,049
Convertible notes	2,793,385	—	2,793,385	3,675,000	(d)	6,468,385
Loan payable	1,677,213	—	1,677,213	—		1,677,213
Promissory note payable	2,845,000	—	2,845,000	16,800,000	(d)	19,645,000
Venture debt, net of discount	5,701,755	—	5,701,755	—		5,701,755
Derivative liability	2,486,843	—	2,486,843	—		2,486,843
Warrant liability	28,195	—	28,195	—		28,195
Total liabilities	39,201,483	2,063,357	41,264,840	21,882,600		63,147,440
Stockholders’ equity:
Common stock	1,263	—	1,263	—		1,263
Additional paid-in capital	57,467,015	—	57,467,015	30,500,000	(c), (d)	87,967,015
Members’ equity	—	5,518,973	5,518,973	(5,518,973)	(c)	—
Accumulated deficit	(56,005,477)	—	(56,005,477)	(5,019,940)		(61,025,417)
Total stockholders’ equity	1,462,801	5,518,973	6,981,774	19,961,087		26,942,861
Total liabilities and stockholders’ equity	$40,664,284	$7,582,330	$48,246,614	$41,843,687		$90,090,301

1.
Description of Transactions

Bailey 44
Prior to the Merger, Bailey had (a) membership interests consisting of Preferred Units, Common Units and Performance Units (collectively, the “Membership Units”) outstanding and (b) entered into certain Phantom Performance Unit Agreements (the “Phantom Performance Units”). All Preferred Units were held by Norwest Venture Partners XI, LP and Norwest Venture Partners XII, LP (the “Holders”). As a result of the Merger, (A) each Preferred Unit issued and outstanding immediately prior to the Effective Time of the Merger was converted (and when so converted, was automatically cancelled and retired and ceased to exist) in exchange for the right to receive a portion of (i) an aggregate of 20,754,717 newly issued shares of Series B Preferred Stock, par value $0.0001 per share, of DBG (the “Parent Stock”) and (ii) a promissory note in the principal amount of $4,500,000, (B) all other Membership Units other than the Preferred Units as well as all Phantom Performance Units were cancelled and no consideration was delivered in exchange therefor, and (C) Bailey became the wholly-owned subsidiary of DBG. The Articles of Incorporation were amended to authorize the newly issued shares of Series B Preferred Stock, par value $0.0001 per share, of DBG (the “Parent Stock”).
Of the shares of Parent Stock issued in connection with the Merger, 16,603,773 shares were delivered on the effective date of the Merger (the “Initial Shares”) and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the “Holdback Shares”).
DBG agreed that if at that date which is one year from the closing date of DBG’s initial public offering, the product of the number of shares of Parent Stock issued under the Merger Agreement multiplied by the sum of the closing price per share of the common stock of DBG on such date as quoted on Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement) does not exceed the sum of $11,000,000 less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then DBG shall issue to the Holders pro rata an additional aggregate number of shares of common stock of DBG equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of DBG as quoted on the Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be. Concurrently, DBG will cause an equivalent number of shares of common stock or common stock equivalents held by affiliated stockholders of DBG prior to the date of the Merger Agreement to be cancelled pro rata in proportion to the number of shares of common stock of DBG held by each of them.
In addition, DBG agreed that at all times from the date of the Merger Agreement until the date immediately preceding the effective date of DBG’s initial public offering, in no event will the number of shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of DBG on a fully-diluted basis. DBG agreed that in the event that, at any time prior to the date immediately preceding the effective date of DBG’s initial public offering, the shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of DBG on a fully-diluted basis, DBG shall promptly issue new certificates evidencing additional shares of Parent Stock to the Holders such that the total number of shares of Parent Stock issued pursuant to DBG’s Merger Agreement is not less than 9.1% of DBG’s the outstanding capital stock on a fully-diluted basis as of such date.
Harper & Jones
On October 14, 2020, DBG entered into a Membership Interest Purchase Agreement (the “Agreement”) with D. Jones Tailored Collection, Ltd., a Texas limited partnership (“Seller”), to acquire all of the outstanding membership interests of H&J concurrent with the closing of an initial public offering by DBG (the “Transaction”). Pursuant to the Agreement, Seller, as the holder of all of the outstanding membership interests of H&J, will exchange all of such membership interests for a number of common stock of DBG equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of DBG’s shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; “Subject Acquisition Shares” means the percentage of the aggregate number of shares of DBG’s common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. “Subject Seller Dollar Value” means $9.1 million. “Total Dollar Value” means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all other acquisitions to be completed by DBG concurrently with its initial public offering (including the Subject Seller Dollar Value). “Existing Holders Dollar Value” means $40.0 million. “Bailey Holders Dollar Value” means $11.0 million. In addition, DBG will contribute to H&J a $500,000 cash payment that will be allocated towards H&J’s debt outstanding immediately prior to the closing of the Transaction. Twenty percent of the shares of DBG issued to Seller at the closing will be issued into escrow to cover possible indemnification obligations of Seller and post-closing adjustments under the Agreement.
If, at the one year anniversary of the closing date of DBG’s initial public offering, the product of the number of shares of DBG’s common stock issued at the closing of the Transaction multiplied by the average closing price per share of the shares of DBG’s common stock as quoted on the NasdaqCM for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of $9.1 million less the value of any shares of DBG’s common stock cancelled further to any indemnification claims made against Seller or post-closing adjustments under the Agreement, then DBG shall issue to Seller an additional aggregate number of shares of DBG’s common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of DBG’s common stock as quoted on the NasdaqCM (the “Valuation Shortfall”).
Concurrently, DBG will cause a number of shares of DBG’s common stock or common stock equivalents held by certain of its affiliated stockholders prior to the closing of the Transaction to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of shares of DBG’s common stock or common stock equivalents held by each of them. “Sold Buyer Shares Gross Proceeds” means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date. “Sold Buyer Shares” means shares of DBG’s common stock issued to Seller further to the Transaction and which are sold by Seller within the period that is one (1) year from the closing of the Transaction.
Stateside
On August 30, 2021, we entered into a Membership Interest Purchase Agreement (the “MIPA”) with Moise Emquies pursuant to which we acquired all of the issued and outstanding membership interests of MOSBEST, LLC, a California limited liability company (“Stateside” and such transaction, the “Stateside Acquisition”). Pursuant to the MIPA, Moise Emquies, as the holder of all of the outstanding membership interests of Stateside, exchanged all of such membership interests for $5.0 million in cash and a number of 1,101,538 shares of our common stock (the “Shares”), which number of Shares was calculated in accordance with the terms of the MIPA. Of such amount, $375,000 in cash and a number of Shares equal to $375,000, or 82,615 shares (calculated in accordance with the terms of the MIPA), is held in escrow to secure any working capital adjustments and indemnification claims. The MIPA contains customary representations, warranties and covenants by Moise Emquies.
The Stateside Acquisition closed on August 30, 2021. Upon closing of the Stateside Acquisition and the other transactions contemplated by the MIPA, Stateside became a wholly-owned subsidiary of the Company.
In connection with the Stateside acquisition, on August 27, 2021, the Company entered into a Securities Purchase Agreement with Oasis Capital further to which Oasis Capital purchased a senior secured convertible note (the “Note”), with an interest rate of 6% per annum, having a face value of $5,265,000 for a total purchase price of $5,000,000, secured by an all assets of the Company.
The Note, in the principal amount of $5,265,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The Note is convertible at the option of Oasis Capital into shares of the Company’s common stock at a conversion price (the “Conversion Price”) which is the lesser of (i) $3.601, and (ii) 90% of the average of the two lowest VWAPs during the five consecutive trading day period preceding the delivery of the notice of conversion. Oasis Capital is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the Conversion Price set forth in any conversion notice is less than $3.00 per share, the Company, at its sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of its common stock.
Sundry
In January 2022, DBG signed an agreement with the holders of all of the outstanding membership interests in Sunnyside, LLC whereby at the closing of the acquisition, the holders of all of the membership interests of Sundry shall exchange all of such membership interests for $7.5 million of common stock at the closing price of our common stock as quoted on the NasdaqCM as of the date immediately preceding the closing and monies equal to $34.0 million; of this amount, $20.0 million will be paid at the closing and the balance will be evidenced by promissory notes due December 31, 2022 (“Seller Notes”); provided however, that if the audited aggregate net revenue of Sundry for the year ended December 31, 2021 (the “Audited Net Revenue”) times 1.5 is greater than $34.0 million, we shall pay the difference in cash pro rata to the Sellers and if the Audited Net Revenue times 1.5 is less than $34.0 million the Seller Notes will be reduced pro rata for such difference. A portion of the purchase price shall be paid to certain employees of Sundry who have a contractual right to receive a portion of the consideration payable in this transaction (the “Payees”).
$2.0 million of the cash to be paid at the closing will be deposited into escrow to cover possible indemnification obligations of the sellers under the agreement. If the Seller Notes, plus all unpaid interest thereunder, are not repaid in full on or prior to March 31, 2022, then on March 31, 2022, DBG shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. If the Seller Notes, plus all unpaid interest thereunder remain outstanding after March 31, 2022 and are not repaid in full on or prior to June 30, 2022, then on June 30, 2022, we shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. If the Seller Notes, plus all unpaid interest thereunder remain outstanding after June 30, 2022 and are not repaid in full on or prior to September 30, 2022, then on September 30, 2022, we shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. Any shares issued on either March 31, June 30 or September 30, 2022, shall be issued at the closing price of our common stock as quoted on the NasdaqCM as of the date immediately preceding the date of issuance but in no event at a price less than $1.59.
2.
Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined balance sheets and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.
The transactions were accounted for as a business acquisition whereas Bailey, H&J, Stateside and Sundry are the accounting acquires and DBG is the accounting acquirer.
3.
Consideration Transferred

Bailey 44
Total fair value of the purchase price consideration was determined as follows:
Series B preferred stock	$11,000,000
Promissory note payable	4,500,000
Purchase price consideration	$15,500,000
As a result of the acquisition, DBG recorded intangible assets of $8,600,000, including $7,500,000 attributable to brand name and $1,100,000 attributable to customer relationships. DBG recorded $6,479,218 in goodwill representing the remaining excess purchase price of the fair value of net assets acquired and liabilities assumed.
The following table shows the preliminary allocation of the purchase price for Bailey to the acquired net identifiable assets: and pro forma goodwill

Preliminary Purchase Price Allocation
Assets acquired	$4,705,086
Goodwill	6,479,218
Intangible assets	8,600,000
Liabilities assumed	(4,284,304)
Purchase price consideration	$15,500,000
Harper & Jones
Total fair value of the purchase price consideration was determined as follows:
Common stock	$9,100,000
Purchase price consideration	$9,100,000
As a result of the acquisition, DBG will record pro forma intangible assets of $6,888,620, including $4,143,010 attributable to brand name and $2,745,610 attributable to customer relationships. DBG will record $2,995,407 in pro forma goodwill representing the remaining excess purchase price of the fair value of net assets acquired and liabilities assumed.
The following table shows the preliminary allocation of the purchase price for Bailey to the acquired net identifiable assets and pro forma goodwill:
Preliminary Purchase Price Allocation
Assets acquired	$362,607
Goodwill	2,995,407
Intangible assets	6,888,620
Liabilities assumed	(1,146,634)
Purchase price consideration	$9,100,000
Stateside
Total fair value of the purchase price consideration was determined as follows:
Cash	$5,000,000
Common stock	3,403,196
Purchase price consideration	$8,403,196
As a result of the acquisition, DBG recorded intangible assets of $5,939,140, including $2,303,060 attributable to brand name and $3,636,080 attributable to customer relationships. DBG recorded $1,610,265 in goodwill representing the remaining excess purchase price of the fair value of net assets acquired and liabilities assumed.
The following table shows the preliminary allocation of the purchase price for Stateside to the acquired net identifiable assets and pro forma goodwill:
Assets acquired	$1,277,286
Goodwill	1,610,265
Intangible assets	5,939,140
Liabilities assumed	(423,495)
Purchase price consideration	$8,403,196

Sundry
Total fair value of the purchase price consideration was determined as follows:
Cash	$16,800,000
Promissory note payable	16,800,000
Common stock	7,500,000
Purchase price consideration	$41,100,000
As a result of the acquisition, DBG recorded pro forma intangible assets of $23,862,890,including $14,449,360 attributable to brand name and $9,412,930 attributable to customer relationships. DBG recorded $11,718,737 in pro forma goodwill representing the remaining excess purchase price of the fair value of net assets acquired and liabilities assumed.
The following table shows the preliminary allocation of the purchase price for Sundry to the acquired net identifiable assets and pro forma goodwill:
Assets acquired	$7,582,330
Goodwill	11,718,737
Intangible assets	23,862,290
Liabilities assumed	(2,063,357)
Purchase price consideration	$41,100,000

1.
Pro Forma Adjustments

(a)   To recognize depreciation on the acquired entities’ property and equipment, and amortization on the intangible assets recorded as a result of the acquisitions.
(b)   To record accrued interest on the promissory note pursuant to the convertible notes.
(c)   To record the purchase price allocation of the Sundry pro forma acquisition, including the recognition of goodwill and intangible assets, purchase price consideration by DBG, and elimination of Sundry’s equity.
(d)   To record the Oasis and First Fire convertible notes, net of discount as well as the promissory note related to the Sundry acquisition and net cash proceeds pursuant to the offering and Sundry acquisition.
(e)   To reverse Sundry’s gain on forgiveness of debt as this amount was determined to be non-recurring income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical financial statements of the relevant entities and the pro forma financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward- looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Disclosure Regarding Forward-Looking Statements.”
Unless otherwise indicated by the context, references to “DBG” refer to Digital Brands Group, Inc. solely, and references to the “Company,” “our,” “we,” “us” and similar terms refer to Digital Brands Group, Inc., together with its wholly-owned subsidiary Bailey 44, LLC, Harper & Jones LLC, MOSBEST, LLC (“Stateside”) and SUNNYSIDE, LLC (“Sundry”) after giving effect to the acquisition of Sundry.
Business Overview
Digital Brands Group is a curated collection of lifestyle brands, including Bailey 44, DSTLD, Harper and Jones, Stateside and ACE Studios, that offers a variety of apparel products through direct-to-consumer and wholesale distribution. Our complementary brand portfolio provides us with the unique opportunity to cross merchandise our brands. We aim for our customers to wear our brands head to toe and to capture what we call “closet share” by gaining insight into their preferences to create targeted and personalized content specific to their cohort. Operating our brands under one portfolio provides us with the ability to better utilize our technological, human capital and operational capabilities across all brands. As a result, we have been able to realize operational efficiencies and continue to identify additional cost saving opportunities to scale our brands and overall portfolio.
With our acquisition of Sundry, our portfolio will currently consist of five significant brands that leverage our three channels: our websites, wholesale and our own stores.
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Bailey 44 combines beautiful, luxe fabrics and on-trend designs to create sophisticated ready-to-wear capsules for women on-the-go. Designing for real life, this brand focuses on feeling and comfort rather than how it looks on a runway. Bailey 44 is primarily a wholesale brand, which we are transitioning to a digital, direct-to-consumer brand.

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DSTLD offers stylish high-quality garments without the luxury retail markup valuing customer experience over labels. DSTLD is primarily a digital direct-to-consumer brand, to which we recently added select wholesale retailers to generate brand awareness.

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Harper & Jones was built with the goal of inspiring men to dress with intention. It offers hand-crafted custom fit suits for those looking for a premium experience. Harper & Jones is primarily a direct-to-consumer brand using its own showrooms.

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Stateside is an elevated, America first brand with all knitting, dyeing, cutting and sewing sourced and manufactured locally in Los Angeles. The collection is influenced by the evolution of the classic t-shirt offering a simple yet elegant look. Stateside is primarily a wholesale brand that we will be transitioning to a digital, direct-to-consumer brand.

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Sundry captures coastal casual style with a certain French Chic. Our most recent acquisition, Sundry, is primarily a wholesale brand that we intend to transition to a digital, direct-to-consumer brand.

We believe that successful apparel brands sell in all revenue channels. However, each channel offers different margin structures and requires different customer acquisition and retention strategies. We were founded as a digital-first retailer that has strategically expanded into select wholesale and direct retail channels. We strive to strategically create omnichannel strategies for each of our brands that blend physical and online channels to engage consumers in the channel of their choosing. Our products are sold direct-to-consumers principally through our websites and our own showrooms, but also through our wholesale channel, primarily in specialty stores and select department stores. With the continued expansion of our wholesale distribution, we believe developing an omnichannel solution further strengthens our ability to efficiently acquire and retain customers while also driving high customer lifetime value.
We believe that by leveraging a physical footprint to acquire customers and increase brand awareness, we can use digital marketing to focus on retention and a very tight, disciplined high value new customer acquisition strategy, especially targeting potential customers lower in the sales funnel. Building a direct relationship with the customer as the customer transacts directly with us allows us to better understand our customer’s preferences and shopping habits. Our substantial experience as a company originally founded as a digitally native-first retailer gives us the ability to strategically review and analyze the customer’s data, including contact information, browsing and shopping cart data, purchase history and style preferences. This in turn has the effect of lowering our inventory risk and cash needs since we can order and replenish product based on the data from our online sales history, replenish specific inventory by size, color and SKU based on real times sales data, and control our mark-down and promotional strategies versus being told what mark downs and promotions we have to offer by the department stores and boutique retailers.
We define “closet share” as the percentage (“share”) of a customer’s clothing units that (“of closet”) she or he owns in her or his closet and the amount of those units that go to the brands that are selling these units. For example, if a customer buys 20 units of clothing a year and the brands that we own represent 10 of those units purchased, then our closet share is 50% of that customer’s closet, or 10 of our branded units divided by 20 units they purchased in entirety. Closet share is a similar concept to the widely used term wallet share, it is just specific to the customer’s closet. The higher our closet share, the higher our revenue as higher closet share suggests the customer is purchasing more of our brands than our competitors.
We have strategically expanded into an omnichannel brand offering these styles and content not only on-line but at selected wholesale and retail storefronts. We believe this approach allows us opportunities to successfully drive Lifetime Value (“LTV”) while increasing new customer growth. We define Lifetime Value or LTV as an estimate of the average revenue that a customer will generate throughout their lifespan as our customer. This value/revenue of a customer helps us determine many economic decisions, such as marketing budgets per marketing channel, retention versus acquisition decisions, unit level economics, profitability and revenue forecasting.
We acquired Bailey in February 2020, H&J in May 2021 and Stateside in August 2021. We entered into an acquisition agreement in January 2021 with the holders of the membership interests in Sundry that will close concurrently with the closing of this offering. We agreed on the consideration that we paid/are paying in each acquisition in the course of arm’s length negotiations with the holders of the membership interests in each of Bailey, H&J, Stateside and Sundry. In determining and negotiating this consideration, we relied on the experience and judgment of our management and our evaluation of the potential synergies that could be achieved in combining the operations of Bailey, H&J, Stateside and Sundry. We did not obtain independent valuations, appraisals or fairness opinions to support the consideration that we paid/agreed to pay.
Material Trends, Events and Uncertainties
COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic. As the global spread of COVID-19 continues, DBG remains first and foremost focused on a people-first approach that prioritizes the health and well-being of its employees, customers, trade partners and consumers. To help mitigate the spread of COVID-19, DBG has modified its business practices, including in response to legislation, executive orders and guidance from government entities and healthcare authorities (collectively, “COVID-19 Directives”). These directives include the temporary closing of offices and retail stores, instituting travel bans and restrictions and implementing health and safety measures including social distancing and quarantines.
Our digital platform remains a high priority through which its brands stay connected with consumer communities while providing experiential content. In accordance with local government guidelines and in consultation with the guidance of global health professionals, DBG has implemented measures designed to ensure the health, safety and well-being of associates employed in its distribution and fulfillment centers.

Many of these facilities remain operational and support digital consumer engagement with its brands and to service retail partners as needed.
Our business has been, and will continue to be, impacted by the effects of the COVID-19 global pandemic in countries where our suppliers, third-party service providers or consumers are located. These effects include recommendations or mandates from governmental authorities to close businesses, limit travel, avoid large gatherings or to self-quarantine, as well as temporary closures and decreased operations of the facilities of our suppliers, service providers and customers. The impacts on us have included, and in the future could include, but are not limited to:
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significant uncertainty and turmoil in global economic and financial market conditions causing, among other things: decreased consumer confidence and decreased consumer spending, now and in the mid and long-term. Specifically, COVID has impacted our business in several ways, including store closings, supply chain disruptions and delivery delays, meaningfully lower net revenue, furloughs and layoffs of 52 employees and increased costs to operate our warehouse to ensure a healthy and safe work environment. Approximately 220 boutique stores where we sold our products closed temporarily and permanently in 2020 and into 2021, representing a reduction in approximately 40% of such stores prior to COVID. Additionally, approximately 40 department stores that carried our products have closed as well, representing a reduction of approximately 35% of such stores prior to COVID. We do not anticipate the department stores will open those stores back up, and we do not anticipate a majority of the closed boutique stores will reopen. We also waited to hire a new designer until the summer, once we knew that stores would open back up at some capacity. This delay in hiring a new designer also impacted the first four months of 2021, as her first collection was not offered until recently for a May 2021 shipment to our accounts. We expect to also experience lower order quantities from our accounts throughout the first half of 2022 versus pre-COVID levels, but meaningfully higher than 2021 or 2020.

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inability to access financing in the credit and capital markets at reasonable rates (or at all) in the event we, or our suppliers find it desirable to do so, increased exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar, and volatility in the availability and prices for commodities and raw materials we use for our products and in our supply chain. Specifically, the pandemic shut down our supply chain for several months in 2020, and delayed deliveries throughout the year.

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inability to meet our consumers’ needs for inventory production and fulfillment due to disruptions in our supply chain and increased costs associated with mitigating the effects of the pandemic caused by, among other things: reduction or loss of workforce due to illness, quarantine or other restrictions or facility closures, scarcity of and/or increased prices for raw materials, scrutiny or embargoing of goods produced in infected areas, and increased freight and logistics costs, expenses and times; failure of third parties on which we rely, including our suppliers, customers, distributors, service providers and commercial banks, to meet their obligations to us or to timely meet those obligations, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties, including business failure or insolvency and collectability of existing receivables; and

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significant changes in the conditions in markets in which we do business, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities and restrict our employees’ ability to perform necessary business functions, including operations necessary for the design, development, production, distribution, sale, marketing and support of our products. Specifically, we had to furlough and layoff a significant amount of employees to adjust to our lower revenues.

The COVID-19 pandemic is ongoing and dynamic in nature, and continues to drive global uncertainty and disruption. As a result, COVID-19 had a significant negative impact on the Company’s business, including the consolidated financial condition, results of operations and cash flows through of 2021. While we are not able to determine the ultimate length and severity of the COVID-19 pandemic, we expect store closures, an anticipated reduction in traffic once stores initially reopen and a highly promotional marketplace will have a significant negative impact on our financial performance for at least the first two quarters of 2022.

We have implemented cost controls to reduce discretionary spending to help mitigate the loss of sales and to conserve cash while continuing to support employees. We are also assessing our forward inventory purchase commitments to ensure proper matching of supply and demand, which will result in an overall reduction in future commitments. As we continue to actively monitor the situation, we may take further actions that affect our operations.
Although we have taken several measures to maximize liquidity and flexibility to maintain operations during the disruptions caused by the COVID-19 pandemic, uncertainty regarding the duration and severity of the COVID-19 pandemic, governmental actions in response to the pandemic, and the impact on us and our consumers, customers and suppliers, there is no certainty that the measures we take will be sufficient to mitigate the risks posed by COVID-19.
Supply Chain Disruptions
We are subject to global supply chain disruptions, which may include longer lead times for raw fabrics, inbound shipping and longer production times. Supply chain issues have specifically impacted the following for our brands:
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Increased costs in raw materials from fabric prices, which have increased 10% to 100% depending on the fabric, the time of year, and the origin of the fabric, as well as where the fabric is being shipped;

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Increased cost per kilo to ship via sea or air, which has increased from 25% to 300% depending on the time of year and from the country we are shipping from;

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Increased transit time via sea or air, which have increased by two weeks to two months; and

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Increased labor costs for producing the finished goods, which have increased 5% to 25% depending on the country and the labor skill required to produce the goods.

Seasonality
Our quarterly operating results vary due to the seasonality of our individual brands, and are historically stronger in the second half of the calendar year. However, the second half of each of 2021 and 2020 were negatively impacted by the COVID-19 global pandemic.
Senior Credit Facility
As of September 30, 2021, we owed our senior secured lender approximately $6.0 million that is due on the scheduled maturity date of December 31, 2022. Our credit agreement contains negative covenants that, subject to significant exceptions limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. If for whatever reason we have insufficient liquidity to make scheduled payments under our credit facility or to repay such indebtedness by the scheduled maturity date, we would seek the consent of our senior lender to modify such terms. Although our senior lender has previously agreed to seven prior modifications of our credit agreement, there is no assurance that it will agree to any such modification and could then declare an event of default. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations. For a description of our other outstanding indebtedness, please see “— Liquidity and Capital Resources” below.
Performance Factors
We believe that our future performance will depend on many factors, including the following:
Ability to Increase Our Customer Base in both Online and Traditional Wholesale Distribution Channels
We are currently growing our customer base through both paid and organic online channels, as well as by expanding our presence in a variety of physical retail distribution channels. Online customer acquisitions typically occur at our direct websites for each brand. Our online customer acquisition strategies include paid and unpaid social media, search, display and traditional media. Our products for Bailey, DSTLD and Stateside are also sold through a growing number of physical retail channels, including specialty stores, department stores and online multi-brand platforms. Our products for Harper & Jones are sold through its own showrooms and its outside sales reps, which can use the showrooms to meet clients.
Ability to Acquire Customers at a Reasonable Cost
We believe an ability to consistently acquire customers at a reasonable cost relative to customer retention rates, contribution margins and projected life-time value will be a key factor affecting future performance. To accomplish this goal, we intend to balance advertising spend between online and offline channels, as well as cross marketing and cross merchandising our portfolio brands and their respective products. We believe the ability to cross merchandise products and cross market brands, will decrease our customer acquisition costs while increasing the customer’s lifetime value and contribution margin. We will also balance marketing spend with advertising focused on creating emotional brand recognition, which we believe will represent a lower percentage of our spend.
Ability to Drive Repeat Purchases and Customer Retention
We accrue substantial economic value and margin expansion from customer cohort retention and repeat purchases of our products on an annual basis. Our revenue growth rate and operating margin expansion will be affected by our customer cohort retention rates and the cohorts annual spend for both existing and newly acquired customers.
Ability to Expand Our Product Lines
Our goal is to expand our product lines over time to increase our growth opportunity. Our customer’s annual spend and brand relevance will be driven by the cadence and success of new product launches.
Ability to Expand Gross Margins
Our overall profitability will be impacted by our ability to expand gross margins through effective sourcing and leveraging buying power of finished goods and shipping costs, as well as pricing power over time.
Ability to Expand Operating Margins
Our ability to expand operating margins will be impacted by our ability to leverage (1) fixed general and administrative costs, (2) variable sales and marketing costs, (3) elimination of redundant costs as we acquire and integrate brands, (4) cross marketing and cross merchandising brands in our portfolio, and (4) drive customer retention and customer lifetime value. Our ability to expand operating margins will result from increasing revenue growth above our operating expense growth, as well as increasing gross margins. For example, we anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake the acquisition and integration of different brands, incur expenses associated with maintaining compliance as a public company, and increased marketing and sales efforts to increase our customer base. While we anticipate that the operating expenses in absolute dollars will increase, we do not anticipate that the operating expenses as a percentage of revenue will increase. We anticipate that the operating expenses as a percentage of revenue will decrease as we eliminate duplicative costs across brands including a reduction in similar labor roles, contracts for technologies and operating systems and creating lower costs from higher purchasing power from shipping expenses to purchase orders of products. This reduction of expenses and lower cost per unit due to purchasing power should create meaningful savings in both dollars and as a percentage of revenue.
As an example, we were able to eliminate several million in expenses within six months of acquiring Bailey. Examples of these savings include eliminating several Bailey teams, which our teams took over.
We merged over half of the technology contracts and operating systems contracts from two brands into one brand contract at significant savings. We also eliminated our office space and rent and moved everyone into the Bailey office space. Finally, we eliminated DSTLD’s third-party logistics company and started using Bailey’s internal logistics. This resulted in an increase in our operating expenses in absolute dollars as there were now two brands versus one brand. However, the operating expenses as a percentage of pre-COVID revenue declined meaningfully and as we increase revenue for each brand, we expect to experience higher margins.
Ability to Create Free Cash Flow
Our goal is to achieve near term free cash flow through cash flow positive acquisitions, elimination of redundant expenses in acquired companies, increasing customer annual spend and lowering customer acquisition costs through cross merchandising across our brand portfolio.
Critical Accounting Policies and Estimates
Basis of Presentation and Principles of Consolidation
Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Business Acquisitions
We record our acquisitions under the acquisition method of accounting, under which most of the assets acquired and liabilities assumed are initially recorded at their respective fair values and any excess purchase price is reflected as goodwill. We utilize management estimates and, in some instances, independent third-party valuation firms to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration, if any. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance.
The fair value of customer relationships, backlog and trade names/trademarks acquired in our acquisitions are determined using various valuation methods, based on a number of significant assumptions.
We determine which assets have finite lives and then determine the estimated useful life of finite assets.
The expected useful life of customer relationships is established as three years, which is the period over which these assets are expected to reasonably contribute to future cash flows. We expect to amortize such customer relationships using the straight-line method.
The estimated fair values are subject to change during the measurement period, which is limited to one year subsequent to the acquisition date.
Revenue Recognition
Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to our customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. We provide the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates. We consider the sale of products as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. Revenue is deferred for orders received for which associated shipments have not occurred. ASC 606 has been adopted effective January 1, 2019 using the modified retrospective method with no adjustment.

Accounts Receivable
We carry our accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts, and other deductions. We do not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections, or the status of a customer’s financial position. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful.
We periodically review accounts receivable, estimate an allowance for bad debts, and simultaneously record the appropriate expense in the statement of operations. Such estimates are based on general economic conditions, the financial conditions of customers, and the amount and age of past due accounts. Past due accounts are written off against that allowance only after all collection attempts have been exhausted and the prospects for recovery are remote.
Goodwill Impairment
We are required to assess our goodwill for impairment at least annually for each reporting unit that carries goodwill. We may elect to first do a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is in excess of its carrying value. If the qualitative assessment concludes that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. If the fair value is determined to be less than its carrying value, we record goodwill impairment equal to the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
Intangible Assets Impairment
We evaluate the carrying amount of intangible assets and other long-lived assets for impairment whenever indicators of impairment exist. We test these assets for recoverability by comparing the net carrying amount of the asset or asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset or asset group. If the assets are recoverable, an impairment loss does not exist, and no loss is recorded. If the carrying amounts of the assets are not recoverable, an impairment loss is recognized for any deficiency of the asset or asset group’s fair value compared to their carrying amount. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows attributable to these assets, including markets and market share, sales volumes and mix, and working capital changes.
Stock Based Compensation
Weaccount for stock-based compensation costs under the provisions of ASC 718, Compensation —Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.
Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.
Controls and Procedures
A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and effected by that company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
We have concluded that, overall, there were material weaknesses in internal control over financial reporting at DBG, Bailey, H&J and Stateside. Historically, Bailey, H&J and Stateside were private companies that had not previously been audited and they had maintained a complement of resources with a variety of levels of accounting knowledge, experience, and expertise that is, overall, not commensurate with our prospective financial reporting needs. These material weaknesses relate to the fact that we do not maintain a comprehensive policies and procedures manual designed to establish internal controls over financial reporting to reduce the risk of publishing materially misstated financial statements, as well as define responsibilities and segregate incompatible duties to reduce the risk of unauthorized transactions. Collectively, this could prospectively result in difficulties in meeting our internal reporting needs and our external reporting requirements and assessing the appropriate accounting treatment for a variety of events and/or circumstances.
We have initiated various remediation efforts, including the hiring of additional financial personnel/consultants with the appropriate public company and technical accounting expertise and other actions that are more fully described below. As such remediation efforts are still ongoing, we have concluded that the material weaknesses have not been fully remediated. Our remediation efforts to date have included the following:
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We have made an assessment of the basis of accounting, revenue recognition policies and accounting period cutoff procedures of each of DBG, Bailey, H&J and Stateside. In some cases, we made the necessary adjustments to convert the basis of accounting from cash basis to accrual basis. In all cases we have done the required analytical work to ensure the proper cutoff of the financial position and results of operations for the presented accounting periods.

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We have made an assessment of the current accounting personnel, financial reporting and information system environments and capabilities of each of DBG, Bailey, H&J and Stateside. Based on our preliminary findings, we have found these resources and systems lacking and have concluded that these resources and systems will need to be supplemented and/or upgraded. We are in the process of identifying a single, unified accounting and reporting system that can be used by each of DBG, Bailey, H&J and Stateside, with the goal of ensuring consistency and timeliness in reporting, real time access to data while also ensuring ongoing data integrity, backup and cyber security procedures and processes.

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We engaged external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes and to accurately prepare and review the financial statements of DBG, Bailey, H&J and Stateside and related footnote disclosures. We plan to retain these financial consultants until such time that the internal resources of DBG , Bailey, H&J and/or Stateside have been upgraded and the required financial controls have been fully implemented.

The actions that have been taken are subject to continued review, implementation and testing by management, as well as audit committee oversight. While we have implemented a variety of steps to remediate these weaknesses, we cannot assure you that we will be able to fully remediate them, which could impair our ability to accurately and timely meet our public company reporting requirements.
Notwithstanding the assessment that our internal controls over financial reporting are not effective and that material weaknesses exist, we believe that we have employed supplementary procedures to ensure that the financial statements contained in this filing fairly present our financial position, results of operations and cash flows for the reporting periods covered herein in all material respects.
Financial Statement Components
Bailey
Net Revenue
Bailey sells its products directly to customers. Bailey also sells its products indirectly through wholesale channels that include third-party online channels and physical channels such as specialty retailers and department stores.
Cost of Net Revenue
Bailey’s cost of net revenue includes the direct cost of purchased and manufactured merchandise; inventory shrinkage; inventory adjustments due to obsolescence including excess and slow-moving inventory and lower of cost and net realizable reserves; duties; and inbound freight.
Operating Expenses
Bailey’s operating expenses include all operating costs not included in cost of net revenues and sales and marketing. These costs consist of general and administrative, fulfillment and shipping expense to the customer.
General and administrative expenses consist primarily of all payroll and payroll-related expenses, professional fees, insurance, software costs, occupancy expenses related to Bailey’s stores and to Bailey’s operations at its headquarters, including utilities, depreciation and amortization, and other costs related to the administration of its business.
Bailey’s fulfillment and shipping expenses include the cost to operate its warehouse including occupancy and labor costs to pick and pack customer orders and any return orders; packaging; and shipping costs to the customer from the warehouse and any returns from the customer to the warehouse.
Sales & Marketing
Bailey’s sales and marketing expense primarily includes digital advertising; photo shoots for wholesale and direct-to-consumer communications, including email, social media and digital advertisements; and commission expenses associated with sales representatives.
Interest Expense
Bailey’s interest expense consists primarily of interest related to its outstanding debt to our senior lender.
DBG
Net Revenue
We sell our products to our customers directly through our website. In those cases, sales, net represents total sales less returns, promotions and discounts.
Cost of Net Revenue
Cost of net revenue include direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost and net realizable reserves.

Operating Expenses
Our operating expenses include all operating costs not included in cost of net revenues. These costs consist of general and administrative, sales and marketing, and fulfillment and shipping expense to the customer.
General and administrative expenses consist primarily of all payroll and payroll-related expenses, professional fees, insurance, software costs, and expenses related to our operations at our headquarters, including utilities, depreciation and amortization, and other costs related to the administration of our business.
We expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for insurance, investor relations and professional services. We expect these costs will increase our operating costs.
Fulfillment and shipping expenses include the cost to operate our warehouse — or prior to Bailey 44 acquisition, costs paid to our third-party logistics provider — including occupancy and labor costs to pick and pack customer orders and any return orders; packaging; and shipping costs to the customer from the warehouse and any returns from the customer to the warehouse.
In addition, going forward, the amortization of the identifiable intangibles acquired in the acquisitions will be included in operating expenses.
Interest Expense
Interest expense consists primarily of interest related to our debt outstanding to our senior lender, convertible debt, and other interest bearing liabilities.
H&J
Net Revenue
H&J sells its products directly to customers through their showrooms and sales reps.
Cost of Net Revenue
H&J’s cost of net revenue sold is associated with procuring fabric and custom tailoring each garment.
Operating Expenses
H&J’s operating expenses include all operating costs not included in cost of net revenue.
General and administrative expenses consist primarily of all payroll and payroll-related expenses, professional fees, insurance, software costs, occupancy expenses related to H&J’s stores and to H&J’s operations at its headquarters, including utilities, depreciation and amortization, and other costs related to the administration of its business.
H&J’s sales and marketing expense primarily includes digital advertising; photo shoots for wholesale and direct-to-consumer communications, including email, social media and digital advertisements; and commission expenses associated with sales representatives.
Interest Expense
H&J’s interest expense consists primarily of interest related to its outstanding debt.
Stateside
Net Revenue
Stateside sells its products directly to customers. Stateside also sells its products indirectly through wholesale channels that include third-party online channels and physical channels such as specialty retailers and department stores.

Cost of Net Revenue
Stateside’s cost of net revenue includes the direct cost of purchased and manufactured merchandise; inventory shrinkage; inventory adjustments due to obsolescence including excess and slow-moving inventory and lower of cost and net realizable reserves; duties; and inbound freight.
Operating Expenses
Stateside’s operating expenses include all operating costs not included in cost of net revenues and sales and marketing. These costs consist of general and administrative, fulfillment and shipping expense to the customer.
General and administrative expenses consist primarily of all payroll and payroll-related expenses, professional fees, insurance, software costs, occupancy expenses related to Stateside’s stores and to Stateside’s operations at its headquarters, including utilities, depreciation and amortization, and other costs related to the administration of its business.
Stateside’s fulfillment and shipping expenses include the cost to operate its warehouse including occupancy and labor costs to pick and pack customer orders and any return orders; packaging; and shipping costs to the customer from the warehouse and any returns from the customer to the warehouse.
Sales & Marketing
Stateside’s sales and marketing expense primarily includes digital advertising; photo shoots for wholesale and direct-to-consumer communications, including email, social media and digital advertisements; and commission expenses associated with sales representatives.
Sundry
Net Revenue
Sundry sells its products directly to customers. Sundry also sells its products indirectly through wholesale channels that include third-party online channels and physical channels such as specialty retailers and department stores.
Cost of Net Revenue
Sundry’s cost of net revenue includes the direct cost of purchased and manufactured merchandise; inventory shrinkage; inventory adjustments due to obsolescence including excess and slow-moving inventory and lower of cost and net realizable reserves; duties; and inbound freight.
Operating Expenses
Sundry’s operating expenses include all operating costs not included in cost of net revenues and sales and marketing. These costs consist of general and administrative, fulfillment and shipping expense to the customer.
General and administrative expenses consist primarily of all payroll and payroll-related expenses, professional fees, insurance, software costs, occupancy expenses related to Sundry’s stores and to Sundry’s operations at its headquarters, including utilities, depreciation and amortization, and other costs related to the administration of its business.
Sundry’s fulfillment and shipping expenses include the cost to operate its warehouse including occupancy and labor costs to pick and pack customer orders and any return orders; packaging; and shipping costs to the customer from the warehouse and any returns from the customer to the warehouse.
Sales & Marketing
Sundry’s sales and marketing expense primarily includes digital advertising; photo shoots for wholesale and direct-to-consumer communications, including email, social media and digital advertisements; and commission expenses associated with sales representatives.

DBG
Nine Months Ended September 30, 2021 compared to nine Months Ended September 30, 2020
Results of Operations
The following table presents our results of operations for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$3,575,214	$4,475,507
Cost of net revenues	2,179,023	3,884,864
Gross profit	1,396,191	590,643
Operating expenses	22,500,331	7,458,722
Operating loss	(21,104,140)	(6,868,079)
Other expenses	(2,655,460)	(1,207,244)
Loss before provision for income taxes	(23,759,600)	(8,075,323)
Provision for income taxes	1,100,120	(13,657)
Net loss	$(22,659,480)	$(8,088,980)
Net Revenues
Revenue decreased by $0.9 million to $3.6 million for the nine months ended September 30, 2021, compared to $4.5 million in the corresponding fiscal period in 2020. The decrease was primarily due to the full effects of COVID-19 on the operations of Bailey in the winter of 2021, partially offset by the increase in revenue due to the acquisition of H&J in May 2021 and Stateside in August 2021.
Gross Profit
Our gross profit increased by $0.8 million for the nine months ended September 30, 2021 to $1.4 million from $0.6 million for the corresponding fiscal period in 2020. The increase in gross margin was primarily attributable to the margins achieved by H&J and Stateside, as well as significant write-downs to inventory in 2020, partially offset by lower revenues in the nine months ended September 30, 2021.
Our gross margin was 39.1% for the nine months ended September 30, 2021 compared to 13.2% for the nine months ended September 30, 2020. The increase in in gross margin resulted from our H&J and Stateside acquisitions, which companies had higher operating margins, as well as mark downs to net realizable value of DBG and Bailey’s inventory in the third quarter of 2020
Operating Expenses
Our operating expenses increased by $15.0 million for the nine months ended September 30, 2021 to $22.5 million compared to $7.5 million for the corresponding fiscal period in 2020. The increase in operating expenses was primarily due to non-cash charges in 2021 incurred in connection with the IPO and acquisition of H&J, including stock-based compensation expense of $4.0 million and the change in fair value of contingent consideration of $7.0 million, as well as increased professional fees, marketing costs and investor relations costs. We expect operating expenses to increase in total dollars and as a percentage of revenues as our revenue base increases.
Other Expenses
Other expenses increased by $1.5 million to $2.7 million in the nine months ended September 30, 2021 compared to $1.2 million in the corresponding fiscal period in 2020. The increase in the other expense was primarily due to interest expense from the April 2021 note which was fully amortized during the second quarter of 2021, amortization of debt discounts recorded upon debt conversions during the IPO and the change in the fair value of DBG’s derivative liability issued in August 2021.
Net Loss
Our net loss increased by $14.6 million to a loss of $22.7 million for the nine months ended September 30, 2021 compared to a loss of $8.1 million for the corresponding fiscal period in 2020 primarily due to our increased operating expenses, partially offset by a higher gross profit and tax benefit recorded in 2021.
The majority of the increase was primarily due to non-cash charges in 2021 incurred in connection with the IPO and acquisition of H&J, including stock-based compensation expense of $4.0 million and the change in fair value of contingent consideration of $7.0 million, as well as increased professional fees, marketing costs and investor relations costs.
Cash Flow Activities
The following table presents selected captions from our condensed statement of cash flows for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities:
Net loss	$(22,659,480)	$(8,088,980)
Non-cash adjustments	$12,279,846	$2,160,584
Change in operating assets and liabilities	$(1,096,380)	$4,778,788
Net cash used in operating activities	$(11,476,014)	$(1,149,609)
Net cash used in investing activities	$(5,523,982)	$(70,642)
Net cash provided by financing activities	$16,678,537	$1,461,841
Net change in cash	$(321,459)	$241,590
Cash Flows Used In Operating Activities
Our cash used by operating activities increased by $10.3 million to cash used of $11.5 million for the nine months ended September 30, 2021 as compared to cash used of $1.2 million for the corresponding fiscal period in 2020. The increase in net cash used in operating activities was primarily driven by our higher net loss and less cash provided by changes in our operating assets and liabilities in 2021, partially offset by an increase in non-cash charges.
Cash Flows Provided By Investing Activities
Our cash used in investing activities was $5.5 million in the nine months ended September 30, 2021 as compared to cash used of $0.1 million for the corresponding fiscal period in 2020. Cash used in 2021 was primarily related to the cash consideration in the H&J and Stateside acquisitions. Cash used during 2020 was primarily related to purchases of property and equipment, partially offset by cash generated due to the acquisition of Bailey and deposits.
Cash Flows Provided by Financing Activities
Cash provided by financing activities was $16.7 million for the nine months ended September 30, 2021 compared to cash provided of $1.5 million for the corresponding fiscal period in 2020. Cash inflows in the nine months ended September 30, 2021 were primarily related to $8.6 million in net proceeds from the IPO after deducting underwriting discounts and commissions and offering expenses, as well as $1.4 million in net proceeds from the underwriter’s exercise of their over-allotment option. Cash was also generated in 2021 from proceeds from loan payables of $2.6 million, exercises of warrants of $1.8 million and proceeds from convertible notes payable of $5.1 million, partially offset by loan and note repayments of $2.0 million.

Cash inflows in the nine months ended September 30, 2020 were primarily related to proceeds from PPP and SBA loans of $1.7 million, proceeds from our Series A-3 and CF preferred stock for $0.7 million and proceeds from venture debt of $0.9 million.
Year ended December 31, 2020 compared to the Year Ended December 31, 2019
Results of Operations
The following table presents DBG’s results of operations for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net revenues	$5,239,437	$3,034,216
Cost of net revenues	4,685,755	1,626,505
Gross profit	553,682	1,407,711
Operating expenses	9,701,572	6,255,180
Operating loss	(9,147,890)	(4,847,469)
Other expenses	(1,566,764)	(805,704)
Loss before provision for income taxes	(10,714,654)	(5,653,173)
Provision for income taxes	13,641	800
Net loss	$(10,728,295)	$(5,653,973)
Net Revenue
DBG’s net revenue increased by $2.2 million to $5.2 million for 2020, compared to $3.0 million for 2019. The increase was due to the Bailey 44 acquisition.
Gross Profit
DBG’s gross profit decreased by $0.9 million for 2020 to $0.6 million from $1.4 million for 2019. The decrease in gross margin was primarily due to the Bailey 44 acquisition.
DBG’s gross margin decreased by 35.8% to 10.6% for 2020 compared to 46.4% for 2019. The decrease in the gross margin was primarily associated with the acquisition of Bailey 44 due to heavy discounting to sell their aged and current inventory. DBG discounted the Bailey 44 inventory due to lower market demand caused by COVID-19 and our decision to hire a new designer and create a clean break in the product collections.
Operating Expense
DBG’s operating expenses increased by $3.5 million for 2020 to $9.7 million compared to $6.3 million for 2019. The increase in operating expenses was primarily due to the Bailey 44 acquisition. DBG’s operating expenses as a percentage of revenue decreased by 21.0% to 185.2% for 2020 compared to 206.2% for 2019. The decrease in operating expenses as a percentage of net revenue was primarily due to cost synergies and significant cost reductions from merging Bailey 44 operations with DBG operations. The cost reductions were driving by eliminating the DBG office and moving into the Bailey 44 office, by eliminating DBG’s third- party fulfillment center and moving it into Bailey 44’s fulfillment operations, and layoffs due to overlapping roles and responsibilities.
Other Income and Interest Expense
DBG’s other expense increased by approximately $0.8 million to $1.6 million for 2020 compared to $0.8 million for 2019. The increase in the other expense was primarily due to interest expense from the Bailey 44 acquisition and an increase in the DBG interest expense year over year.

Net Loss
DBG’s net loss increased by $5.1 million to a loss of $10.7 million for 2020 compared to a loss of $5.7 million for 2019 primarily due to lower gross profit in both dollars and as a percentage of net revenue, an increase in general and administrative expenses and an increase in other expenses in dollars.
Cash Flow Activities
As of December 31, 2020, DBG had a cash balance of $575,986, and working capital of ($18,270,034). The following table presents selected captions from DBG’s condensed statement of cash flows for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net cash provided by operating activities:
Net loss	$(10,728,295)	$(5,653,973)
Non-cash adjustments	$2,413,918	$371,324
Change in operating assets and liabilities	$6,252,790	$1,413,284
Net cash used in operating activities	$(2,061,587)	$(3,869,365)
Net cash used in investing activities	$204,884	$6,642
Net cash provided by financing activities	$2,392,220	$3,318,711
Net change in cash	$535,517	$(544,012)
During the year ended December 31, 2020 and 2019, DBG’s sources and uses of cash were as follows:
Cash Flows Used In Operating Activities
DBG’s cash used by operating activities increased by $1.8 million to cash used of $2.1 million for 2020 as compared to cash used in operating activities of $3.9 million for 2019. The increase in cash used by operating activities was primarily driven by an increase of $3.2 million from sell through of in inventory, offset by a $0.6 million decline in accrued expenses and other liabilities.
Cash Flows Used In Investing Activities
DBG’s cash generated from investing activities was $205,000 for 2020 as compared to cash generated of $6,700 for 2019. Cash generated during 2020 was primarily related to cash acquired due to business combinations and deposits.
Cash Flows Provided By Financing Activities
DBG’s cash provided by financing activities was $2.4 million for 2020 compared to cash provided of $3.3 million for 2019. Cash inflows in 2020 were primarily related to proceeds from a loan payable of $1.7 million, proceeds from convertible notes payable for $1.25 million, and proceeds from venture debt of $1.05 million. Cash inflows in 2019 were primarily related to proceeds to our Series A-3 for $2.5 million, proceeds from venture debt of $500,000 and proceeds from a convertible note of $800,000.

Bailey 44, LLC
Bailey results from January 1, 2020 through February 11, 2020 (pre-acquisition) are not considered material, thus financial information for that period and for the comparative period in 2019 is not provided.
Year ended December 31, 2019 compared to the year ended December 31, 2018
Results of Operations
The following table presents the results of operations for the years ended December 31, 2019 and 2018:
	December 31,
Statement of Operations	2019	2018
Net revenue	$27,099,718	$29,037,497
Cost of net revenue	$12,663,514	$13,451,654
Gross profit	$14,436,204	$15,585,843
Operating expenses	$19,060,108	$17,756,807
Operating income	$(4,623,904)	$(2,170,964)
Other expense	$(153,078)	$(531,599)
Loss before provision for income taxes	$(4,776,982)	$(2,702,563)
Provision for income taxes	$(14,890)	$(13,390)
Net loss	$(4,791,872)	$(2,715,953)
Net Revenue
Bailey’s net revenue decreased by $1.9 million to $27.1 million in 2019, compared to $29.0 million in 2018. This decrease was due to a decline of $3.4 million in its wholesale channels, partially offset by an increase of $1.5 million in its direct-to-consumer channel. The decline in its wholesale channels was primarily associated with reduced demand for its products by its wholesale accounts.
Cost of Net Revenue
Bailey’s cost of net revenue decreased by $0.8 million in 2019 to $12.7 million from $13.5 million in 2018. Costs of net revenue increased by 0.4% to 46.7% compared to 46.3%, primarily due to increased raw material and finished garment costs related to imposed trade tariffs associated with the China trade dispute.
Gross Profit
Bailey’s gross profit decreased by $1.1 million in 2019 to $14.4 million from $15.6 million in 2018. Gross margin decreased by 0.4% to 53.3% in 2019 compared to 53.7%% in 2018, primarily due to increased promotional activity in direct-to-consumer channels, expanded inventory liquidation events and increases in cost of goods.
General and Administrative Expense
Bailey’s general and administrative expense increased by $1.5 million in 2019 to $14.5 million compared to $13.0 million in 2018 due to expenses related to additional operating expenses related to a new retail store that opened in April 2019. General and administrative expense as a percentage of net revenue increased by 8.6% to 53.6% in 2019 compared to 45.0% in 2018. Bailey expects to lower general and administrative expenses as a percentage of revenue going forward as a result of a staff reorganization in 2020 that reduced headcount significantly and streamlined and lowered the cost of its processes, systems and third-party service providers. After the acquisition of Bailey, DBG has reorganized Bailey and eliminated significant labor and structural costs including costs associated with closing all three of Bailey’s retail stores.
Sales and Marketing Expense
Bailey’s sales and marketing expense decreased by approximately $200,000 in 2019 to $4.5 million compared to $4.7 million in 2018, and as a percentage of net revenue increased by 0.5% to 16.7% in 2019 compared to 16.2% in 2018, primarily due to the eliminating the services of a digital marketing agency in 2019, offset by higher digital marketing spend in 2019 compared to 2018.
We expect Bailey’s sales and marketing expense as a percentage of net revenue to increase going forward associated with the transition to direct-to-consumer, which should result in higher gross margins as a percentage and in dollars.
Other Income and Interest Expense
Bailey’s other expense decreased by $0.4 million primarily related to a loss on disposal of property and equipment. Interest expense increased $78,000 associated with an increase of $850,000 in a note payable.
Net Income (Loss)
Bailey’s net loss increased by $2.1 million to a loss of $4.8 million for 2019 compared to a net loss of $2.7 million in 2018 primarily due to lower revenue, lower gross profit in both dollars and as a percentage of revenue, an increase in general and administrative expenses and an increase in sales and marketing expenses.
Cash Flow Activities
The following sections discuss Bailey’s cash flow activities:
As December 31, 2019, Bailey had a cash balances of $ 358,726 and working capital of ($322,073).
The following table presents selected captions from Bailey’s condensed statement of cash flows for the years ended December 31, 2019 and 2018:
	December 31,
	2019	2018
Net cash used in operating activities:
Net loss	$(4,791,872)	$(2,715,953)
Non-cash adjustments	$636,401	$469,318
Change in operating assets and liabilities	$2,269,173	$1,622,885
Net cash used in operating activities	$(1,886,298)	$(623,750)
Net cash used in investing activities	$(557,328)	$(185,970)
Net cash provided by financing activities	$1,840,039	$349,514
Net change in cash	$(603,587)	$(460,206)
During the years ended December 31, 2019 and 2018, Bailey’s sources and uses of cash were as follows:
Cash Flows Used In Operating Activities
Bailey’s cash used by operating activities increased by $1.3 million to $1.9 million for 2019 as compared to cash used in operating activities of $0.6 million in 2018. The increase in cash used by operating activities was primarily driven by $2.1 million from in its additional net loss.
Cash Flows Used In Investing Activities
Bailey’s cash used from investing activities was $0.6 million in 2019 as compared to cash used of $0.2 million in 2018. Cash used during 2019 and 2018 were primarily related to purchase of property and equipment.
Cash Flows Provided By Financing Activities
Bailey’s cash provided by financing activities was $1.8 million in 2019 compared to cash provided of $0.4 million in 2018. Cash inflows in 2019 were primarily related to proceeds from a related party notes payable of $0.85 million and $1.0 million in advances from our factor. Cash inflows in 2018 were primarily related to proceeds of $0.6 million in advances from Bailey’s factor, offset by $0.3 million in distribution to members.
Harper & Jones, LLC
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
Results of Operations
The following table presents our results of operations for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$2,033,387	$1,936,967
Cost of net revenues	798,942	659,566
Gross profit	1,234,445	1,277,401
Operating expenses	1,640,849	1,420,297
Operating loss	(406,404)	(142,896)
Other income (expense)	189,903	(64,565)
Loss before provision for income taxes	(216,501)	(207,461)
Provision for income taxes	—	—
Net loss	$(216,501)	$(207,461)
Net Revenues
H&J’s net revenue was $2.0 million for the nine months ended September 30, 2021 as compared to $1.9 million for the nine months ended September 30, 2020.
Gross Profit
H&J’s gross profit was $1.2 million in 2021 as compared to $1.3 million in 2021. Gross margin decreased to 60.7% in 2021 compared to 65.9% in 2020 primarily due to increased product costs in 2021.
Operating Expenses
H&J’s general and administrative expense increased $0.3 million in 2021 to $1.0 million compared to $0.7 million in 2020 due to new hires and new showrooms that were made in the second half of 2020. These new hires and new showrooms had no expense associated with them in the first half of 2020 but did have expenses associated with them in the first half of 2021.
As a result of the above, general and administrative expenses as a percentage of revenue increased to 51.0% in 2021 compared to 35.0% in 2020.
Sales & Marketing
H&J’s sales and marketing expense decreased by $0.1 million in 2021 to $0.6 million compared to $0.7 million in 2020 primarily due to lower commissions.
As a result of the above, H&J’s sales and marketing expenses as a percentage of revenue decreased to 29.7% in 2021 compared to 38.3% in 2020.
Other Income (Expense)
H&J’s other income increased by $0.3 million primarily related to the gain on forgiveness of debt associated with the PPP loan in 2021.

Net Loss
H&J’s net loss was $0.2 million in 2021 and in 2020.
Cash Flow Activities
The following table presents selected captions from H&J’s condensed statement of cash flows for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities:
Net loss	$(216,501)	$(207,461)
Non-cash adjustments	$112,047	$30,917
Change in operating assets and liabilities	$(221,332)	$(204,156)
Net cash used in operating activities	$(325,786)	$(380,700)
Net cash used in investing activities	$—	$(60,671)
Net cash provided by financing activities	$290,593	$401,946
Net change in cash	$(35,193)	$(39,425)
Cash Flows Used In Operating Activities
H&J’s cash used by operating activities decreased by $55,000 to $326,000 for 2021 compared to $381,000 for 2020.The decrease in cash used by operating activities was primarily driven by increases in non-cash adjustments.
Cash Flows Used In Investing Activities
H&J’s cash used from investing activities was $0 for the nine months ended September 30, 2021 and $61,000 for 2020, which was due to expenditures for leasehold improvements.
Cash Flows Provided By Financing Activities
H&J’s cash provided by financing activities was $291,000 for 2021 compared to $402,000 for 2020. Cash inflows in 2021 were primarily related to advances from DBG. Cash inflows in 2020 were primarily related to proceeds from a note payable offset by a $82,000 payment on an outstanding line of credit
Year ended December 31, 2020 compared to the year ended December 31, 2019
Results of Operations
The following table presents the results of operations for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net revenues	$2,542,721	$3,325,761
Cost of net revenues	897,873	1,202,819
Gross profit	1,644,848	2,122,943
Operating expenses	2,207,521	2,295,379
Operating loss	(562,673)	(172,437)
Other expenses	143,228	(3,955)
Loss before provision for income taxes	(419,446)	(176,391)
Provision for income taxes	—	—
Net loss	$(419,446)	$(176,391)

Net Revenues
H&J’s net revenue decreased by $0.8 million to $2.5 million in 2020, compared to $3.3 million in 2019. This decrease was due to the impact of COVID-19 on customer demand and customer traffic at the retail stores. The customer traffic at the retail stores has increased from its lows during the height of the pandemic in the second quarter of 2020.
Gross Profit
H&J’s gross profit decreased by $0.5 million in 2020 to $1.6 million from $2.1 million in 2019. Gross margin increased 0.9% to 64.7% in 2020 compared to 63.8% in 2019, primarily due to changes in discounting in 2020 compared to 2019.
Operating Expenses
H&J’s general and administrative expense increased $0.3 million in 2020 to $1.0 million compared to $0.7 million in 2019 due to new hires and new showrooms that were made in the second half of 2019. These new hires and new showrooms had no expense associated with them in the first half of 2019 but did have expenses associated with them in the first half of 2020.
General and administrative expenses as a percentage of revenue increased by 19.5% to 41.1% in 2020 compared to 21.6% in 2019. The increase in the general and administrative expenses as a percentage of revenue was significantly impacted by the lower revenue associated with COVID-19 and the incremental expense of new hires and showrooms.
Sales & Marketing
H&J’s sales and marketing expense decreased by $0.4 million in 2020 to $1.2 million compared to $1.6 million in 2019 primarily due to commissions associated with lower revenue.
H&J’s sales and marketing expenses as a percentage of revenue decreased by 1.7% to 45.7% in 2020 compared to 47.4% in 2019 due to lower commission rates associated with lower revenue from COVID-19.
Other Income (Expense)
H&J’s other income increased by $0.1 million primarily related to the gain on forgiveness of debt associated with the PPP loan in 2020.
Net Loss
H&J’s net loss increased by $0.2 million to a loss of $0.4 million in 2020 compared to a loss of $0.2 million in 2019 primarily due to lower revenue and lower gross profit in dollars, lower sales and marketing expenses in dollars, offset slightly by higher general and administrative expenses in dollars.
Cash Flow Activities
As of December 31, 2020, H&J had a cash balances of $51,315 and working capital of ($414,680).
The following table presents selected captions from H&J’s condensed statement of cash flows for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net cash provided by operating activities:
Net Loss	$(419,446)	$(176,391)
Non-cash adjustments	$(33,742)	$82,422
Change in operating assets and liabilities	$61,146	$115,377
Net cash used in operating activities	$(392,042)	$21,407
Net cash used in investing activities	$(65,750)	$(254,437)
Net cash provided by financing activities	$490,598	$237,002
Net change in cash	$32,806	$3,972

Cash Flows Used In Operating Activities
H&J’s cash used by operating activities increased by $413,000 to $392,042 for 2020 as compared to cash provided in operating activities of $21,000 for 2019. The increase in cash used by operating activities was primarily driven by the $419,446 in net loss and the the gain on forgiveness of note payable of $225,388.
Cash Flows Used In Investing Activities
H&J’s cash used from investing activities was $66,000 for 2020 as compared to cash used of $254,000 for 2019. Cash used during 2020 and 2019 was primarily related to expenditures for leasehold improvements.
Cash Flows Provided By Financing Activities
H&J’s cash provided by financing activities was $491,000 for 2020 compared to cash provided of $237,000 for 2019. Cash inflows in 2020 were primarily related to proceeds from notes payables and a line of credit of $717,000, partially offset by repayments of $216,000 on outstanding notes. Cash inflows in 2019 were primarily related to proceeds from two notes payables for $400,000 offset by a $160,000 payment on an outstanding line of credit.
Stateside
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
Results of Operations
The following table presents our results of operations for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$3,797,529	$2,525,845
Cost of net revenues	1,278,388	1,326,287
Gross profit	2,519,141	1,199,558
Operating expenses	2,147,674	1,552,490
Operating income (loss)	371,467	(352,932)
Other income (expense)	(12,494)	261,035
Income (loss) before provision for income taxes	358,973	(91,897)
Net income (loss)	$358,973	$(91,897)
Net Revenues
Stateside’s net revenue increased by $1.3 million to $3.8 million in the nine months ended September 30, 2021, compared to $2.5 million in 2020. This increase was due to a recovery in demand and operations back to full scale after the impact of COVID-19 in 2020.
Gross Profit
Stateside’s gross profit increase by $1.3 million in the nine months ended September 30, 2021 to $2.5 million from $1.2 million in 2020. Gross margin was 66.3% in 2021 compared to 47.5% in 2020, primarily due to efficiencies in lower product costs.
Operating Expenses
Stateside’s general and administrative expense increased by $0.3 million in 2021 to 1.4 million compared to $1.1 million in 2020. The increase was primarily due to increased headcount and personnel costs with higher revenues.

General and administrative expenses as a percentage of revenue decreased to 36.4% in 2021 compared to 43.1% in 2020. The decrease in the general and administrative expenses as a percentage of revenue was primarily due to consistent general and administrative expenses and increased in revenue in 2021.
Sales & Marketing
Stateside’s sales and marketing expense increased by $0.3 million in 2021 to $0.6 million compared to $0.3 million in 2020. This increase was due to a recovery in demand after the impact of COVID-19 in 2020.
Stateside’s sales and marketing expenses as a percentage of revenue was 16.7% in 2021 compared to 13.7% in 2020.
Other Income (Expense)
Other income (expense) was $(13,000) and $260,000 for the nine months ended September 30, 2021 and 2020, respectively. In 2020, we recorded forgiveness of our PPP loan.
Net Loss
Stateside’s net income was $0.4 million in the nine months ended September 30, 2021 compared to a net loss of $0.1 million in 2020, primarily due to increased revenue and gross profit in dollars, partially offset by a slight increase in operating expenses in 2021 and PPP forgiveness in 2020.
Cash Flow Activities
As of September 30, 2021, Stateside had a cash balance of $309,298 and working capital of $1,100,749.
The following table presents selected captions from Stateside’s condensed statement of cash flows for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities:
Net income (loss)	$358,973	$(91,896)
Non-cash adjustments	$17,839	$41,406
Change in operating assets and liabilities	$(232,929)	$(471,933)
Net cash provided by (used in) operating activities	$143,883	$(522,423)
Net cash used in investing activities	$—	$(6,200)
Net cash used in financing activities	$(327,905)	$919,128
Net change in cash	$(184,022)	$390,505
Cash Flows Used In Operating Activities
Stateside had cash provided by operating activities of $143,883 in 2021 as compared to cash used of $522,423 in 2020. The increase in cash provided by operating activities was primarily driven by the net income in 2021 and less cash used by changes in operating assets and liabilities in 2021.
Cash Flows Used In Investing Activities
Stateside’s cash used from investing activities was $6,200 in 2020.
Cash Flows Provided By Financing Activities
Stateside’s cash used in financing activities was $327,905 in 2021 compared to cash provided of $919,128 in 2020. Cash inflows in 2021 were related to proceeds from the PPP loan of $229,000 offset by distributions of $550,000. Cash inflows in 2020 were primarily related to proceeds from the PPP loan of $251,000 and advances from the factor of $668,000.

Year ended December 31, 2020 compared to the year ended December 31, 2019
Results of Operations
The following table presents the results of operations for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net revenues	$3,187,512	$5,913,987
Cost of net revenues	1,485,726	2,687,902
Gross profit	1,701,786	3,226,085
Operating expenses	2,186,362	3,244,856
Operating loss	(484,576)	(18,771)
Other income	261,035	—
Loss before provision for income taxes	(223,541)	(18,771)
Provision for income taxes	800	—
Net loss	$(224,341)	$(18,771)
Net Revenues
Stateside’s net revenue decreased by $2.7 million to $3.2 million in 2020, compared to $5.9 million in 2019. This decrease was due to the impact of COVID-19 on customer demand in its e-commerce and wholesale channels.
Gross Profit
Stateside’s gross profit decreased by $1.5 million in 2020 to $1.7 million from $3.2 million in 2019. Gross margin was 53.4% in 2020 compared to 54.6% in 2019.
Operating Expenses
Stateside’s general and administrative expense decreased by $0.1 million in 2020 to 1.2 million compared to $1.3 million in 2019 due to cost cutting measures and decreased operations as a result of COVID-19.
General and administrative expenses as a percentage of revenue increased to 37.4% in 2020 compared to 22.5% in 2019. The increase in the general and administrative expenses as a percentage of revenue was significantly impacted by the lower revenue associated with COVID-19.
Sales & Marketing
Stateside’s sales and marketing expense decreased by $0.8 million in 2020 to $0.8 million compared to $1.7 million in 2019 primarily due to commissions associated with lower revenue and lower advertising costs.
Stateside’s sales and marketing expenses as a percentage of revenue was 26.3% in 2020 compared to 28.0% in 2019 due to lower commission rates associated with lower revenue from COVID-19.
Other Income (Expense)
In 2020, Stateside recorded other income of $0.3 million primarily related to the gain on forgiveness of debt associated with the PPP loan in 2020.
Net Loss
Stateside’s net loss increased by $0.2 million to a loss of $0.2 million in 2020 compared to a loss of $18,000 in 2019 primarily due to lower revenue and lower gross profit in dollars, offset slightly by an increase in other income in 2020.

Cash Flow Activities
As of December 31, 2020, Stateside had a cash balance of $251,381 and working capital of $869,165.
The following table presents selected captions from Stateside’s condensed statement of cash flows for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net cash provided by operating activities:
Net loss	$(224,341)	$(18,771)
Non-cash adjustments	$(196,014)	$75,449
Change in operating assets and liabilities	$(32,141)	$(603,288)
Net cash used in operating activities	$(452,496)	$(546,610)
Net cash used in investing activities	$(9,594)	$(97,472)
Net cash provided by financing activities	$615,803	$691,966
Net change in cash	$153,713	$47,884
Cash Flows Used In Operating Activities
Stateside’s cash used by operating activities decreased by $94,000 to $452,496 for 2020 as compared to $546,610 for 2019. The decrease in cash used by operating activities was primarily driven by the less cash used pursuant to changes in operating assets and liabilities in 2020.
Cash Flows Used In Investing Activities
Stateside’s cash used from investing activities was $9,594 for 2020 as compared to cash used of $97,472 for 2019. Cash used during 2020 and 2019 was primarily related to deposits and advances to related parties.
Cash Flows Provided By Financing Activities
Stateside’s cash provided by financing activities was $615,803 for 2020 compared to cash provided of $691,966 for 2019. Cash inflows in 2020 were primarily related to proceeds from the PPP loan of $251,000 and advances from the factor of $668,000, partially offset by distributions of $303,000. Cash inflows in 2019 were due to advances from the factor.
Sundry
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
Results of Operations
The following table presents Sundry’s results of operations for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$18,152,631	$13,167,231
Cost of net revenues	9,805,068	5,475,768
Gross profit	8,347,563	7,691,463
Operating expenses	6,367,448	5,310,662
Operating income	1,980,115	2,380,801
Other income (expense)	689,189	10,000
Income before provision for income taxes	2,669,304	2,390,801
Provision for income taxes	800	800
Net income	$2,668,504	$2,390,001

Net Revenues
Sundry’s net revenue increased by $5.0 million to $18.2 million in the nine months ended September 30, 2021, compared to $13.2 million in 2020. This increase was due to a recovery in demand and operations back to full scale after the impact of COVID-19 in 2020.
Gross Profit
Sundry’s gross profit increased by $0.7 million in the nine months ended September 30, 2021 to $8.4 million from $7.7 million in 2020 due to increased revenues.Gross margin was 46.0% in 2021 compared to 58.4% in 2020, primarily due to increased product costs.
Operating Expenses
Sundry’s general and administrative expense increased by $0.3 million in 2021 to $2.3 million compared to $2.0 million in 2020. The increase was primarily due to increased headcount and personnel costs with higher revenues
General and administrative expenses as a percentage of revenue decreased to 12.9% in 2021 compared to 15.4% in 2020. The decrease in the general and administrative expenses as a percentage of revenue was primarily due to consistent general and administrative expenses and increased in revenue in 2021.
Sales & Marketing
Sundry’s sales and marketing expense increased by $0.6 million in 2021 to $3.2 million compared to $2.6 million in 2020. This increase was due to a recovery in demand after the impact of COVID-19 in 2020.
Sundry’s sales and marketing expenses as a percentage of revenue was 17.5% in 2021 compared to 19.3% in 2020.
Other Income (Expense)
Other income (expense) was $0.7 million and $10,000 for the nine months ended September 30, 2021 and 2020, respectively.
Net Income
Sundry’s net income was $2.7 million in the nine months ended September 30, 2021 compared to a net income of $2.4 million in 2020, primarily due to increased revenue and gross profit in dollars, partially offset by an increase in operating expenses in 2021.
Cash Flow Activities
As of September 30, 2021, Sundry had a cash balance of $421,802 and working capital of $5,748,966.
The following table presents selected captions from Sundry’s condensed statement of cash flows for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities:
Net income	$2,668,504	$2,390,001
Non-cash adjustments	$50,268	$108,868
Change in operating assets and liabilities	$(1,183,223)	$(1,669,929)
Net cash used in operating activities	$1,535,550	$828,940
Net cash used in investing activities	$(5,000)	$(11,795)
Net cash provided by financing activities	$(1,842,189)	$(310,829)
Net change in cash	$(311,638)	$506,316

Cash Flows Used In Operating Activities
Sundry had cash provided by operating activities of $1.2 million in 20201 as compared to $0.8 million in 2020. The increase in cash provided by operating activities was primarily driven by the net income in 2021 and less cash used by changes in operating assets and liabilities in 2021.
Cash Flows Used In Investing Activities
Sundry’s cash used from investing activities was $5,000 in 2021 and $12,000 in 2020.
Cash Flows Provided By Financing Activities
Sundry’s cash used in financing activities was $1.8 million in 2021 compared to $0.3 million in 2020. Cash outflows in 2021 and 2020 were primarily related to member distributions. Cash inflows in 2020 were due to proceeds from the PPP and a SBA loan totaling $839,171.
Year ended December 31, 2020 compared to the year ended December 31, 2019
Results of Operations
The following table presents the results of operations for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net revenues	$19,897,696	$22,421,703
Cost of net revenues	8,525,612	12,047,221
Gross profit	11,372,084	10,374,482
Operating expenses	7,625,335	8,470,662
Operating income	3,746,749	1,903,820
Other income (expense)	(45,527)	(231,187)
Income before provision for income taxes	3,701,222	1,672,633
Provision for income taxes	800	800
Net income	$3,700,422	$1,671,833
Net Revenues
Sundry’s net revenue decreased by $2.5 million to $19.9 million in 2020, compared to $22.4 million in 2019. This decrease was due to the impact of COVID-19 on customer demand in its e-commerce and wholesale channels.
Gross Profit
Sundry’s gross profit increased by $1.0 million in 2020 to $11.4 million from $10.4 million in 2019 due to lower cost of revenues and higher gross margin. Gross margin was 57.2% in 2020 compared to 46.3% in 2019. The increase in gross margin in 2020 was due to product lines sold in 2019 at low margins which were discontinued by 2020.
Operating Expenses
Sundry’s general and administrative expense increased by $0.2 million in 2020 to $2.8 million compared to $2.6 million in 2019, which was primarily due to higher salaries in 2020.
General and administrative expenses as a percentage of revenue increased to 14.2% in 2020 compared to 11.5% in 2019. The increase in the general and administrative expenses as a percentage of revenue was significantly impacted by the lower revenue associated with COVID-19.

Sales & Marketing
Sundry’s sales and marketing expense decreased by $1.2 million in 2020 to $3.8 million compared to $5.0 million in 2019 primarily due to commissions associated with lower revenue and lower advertising costs.
Sundry’s sales and marketing expenses as a percentage of revenue was 19.1% in 2020 compared to 22.4% in 2019 due to lower commission rates associated with lower revenue from COVID-19.
Other Income (Expense)
Other income (expense) was ($45,527) in 2020 compared to ($231,187) in 2019.
Net Loss
Sundry’s net income increased by $2.0 million to an income of $3.7 million in 2020 compared to income of $1.7 million in 2019, primarily due to higher gross profit in dollars, decreased operating expenses and a decrease in other expenses in 2020.
Cash Flow Activities
As of December 31, 2020, Sundry had a cash balance of $733,440 and working capital of $4,925,941.
The following table presents selected captions from Sundry’s condensed statement of cash flows for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net cash provided by operating activities:
Net income	$3,700,422	$1,671,833
Non-cash adjustments	$149,618	$51,201
Change in operating assets and liabilities	$(1,880,989)	$(372,686)
Net cash used in operating activities	$1,969,051	$1,350,348
Net cash used in investing activities	$(11,430)	$(217,514)
Net cash provided by financing activities	$(1,429,829)	$(994,502)
Net change in cash	$527,792	$138,332
Cash Flows Used In Operating Activities
Sundry’s cash provided by operating activities increased by $0.6 million for 2020 to $2.0 million as compared to $1.4 million for 2019. The increase in cash provided by operating activities was primarily driven by the net income in 2020, partially offset by more cash used pursuant to changes in operating assets and liabilities in 2020.
Cash Flows Used In Investing Activities
Sundry’s cash used from investing activities was $11,430 for 2020 as compared to cash used of $217,514 for 2019. Cash used during 2020 and 2019 was related to purchases of property and equipment.
Cash Flows Provided By Financing Activities
Sundry’s cash used in financing activities was $1.4 million for 2020 compared to $1.0 million in 2019. Cash outflows in 2020 and 2019 were due to distributions to members, as well as $299,00 in repayments to the factor in 2020. Cash inflows in 2020 were due to proceeds from the PPP and a SBA loan totaling $839,171.

Digital Brands Group, Inc. — Pro Forma Combined after giving effect to the acquisitions of Bailey, H&J, Stateside and Sundry
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
Results of Operations
The following table presents our pro forma results of operations for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$25,977,588	$24,125,373
Cost of net revenues	13,528,788	12,366,722
Gross profit	12,448,800	11,758,651
Operating expenses	36,040,270	23,129,297
Operating loss	(23,591,470)	(11,370,646)
Other expenses	(4,504,221)	(3,260,095)
Loss before provision for income taxes	(28,095,692)	(14,630,740)
Benefit (provision) for income taxes	1,099,320	(13,657)
Net loss	$(26,996,372)	$(14,644,397)
Net Revenues
Pro forma revenue increased by $1.9 million to $26.0 million for the nine months ended September 30, 2021, compared to $24.1 million in the corresponding fiscal period in 2020. The increase was primarily the result of the increased pro forma revenue of Sundry and Stateside in 2021, partially offset by the full effects of COVID-19 on the operations of Bailey in the winter of 2021.
Gross Profit
Our pro forma gross profit was $12.5 million in 2021 as compared to $11.8 million in 2020. The increase was primarily due to Stateside and Sundry’s increased gross profits due to their higher revenues in 2021.
Our pro forma gross margin was 47.9% for the nine months ended September 30, 2021 compared to 48.7% for the nine months ended September 30, 2020.
Operating Expenses
Our pro forma operating expenses increased by $12.9 million for the nine months ended September 30, 2021 to $36.0 million compared to $23.1 million for the corresponding fiscal period in 2020. The increase in operating expenses was primarily due to non-cash charges in 2021 incurred in connection with the IPO and the acquisition of H&J, including stock-based compensation expense of $4.0 million and the change in fair value of contingent consideration of $3.1 million, as well as increased professional fees and investor relations costs. We expect operating expenses to increase in total dollars and as a percentage of revenues as our revenue base increases.
Other Expenses
Other expenses pro forma increased by $1.2 million to $4.5 million in the nine months ended September 30, 2021 compared to $3.3 million in the corresponding fiscal period in 2020. The increase in the other expense was primarily due to interest expense from promissory notes issued in April 2021 which was fully amortized during the second quarter of 2021, as well as amortization of debt discounts recorded upon debt conversions during the IPO, interest expense on other 2021 notes and change in the fair value of derivatives in 2021.

Net Loss
Our pro forma net loss increased by $12.4 million to a loss of $27.0 million for the nine months ended September 30, 2021 compared to a loss of $14.6 million for the corresponding fiscal period in 2020 primarily due to our increased operating expenses, partially offset by a tax benefit recorded in 2021.
Cash Flow Activities
The following table presents selected captions from our pro forma condensed statement of cash flows for the nine months ended September 30, 2021 and 2020:
	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities:
Net loss	$(26,996,372)	$(14,644,397)
Non-cash adjustments	$19,712,323	$10,264,437
Change in operating assets and liabilities	$(2,512,532)	$2,735,652
Net cash used in operating activities	$(9,796,581)	$(1,644,308)
Net cash used in investing activities	$(22,328,981)	$(21,888,637)
Net cash provided by financing activities	$41,183,443	$34,245,140
Net change in cash	$9,057,881	$10,712,195
Cash Flows Used In Operating Activities
Our pro forma cash used by operating activities increased by $8.2 million to cash used of $9.8 million for the nine months ended September 30, 2021 as compared to cash used of $1.6 million for the corresponding fiscal period in 2020. The increase in net cash used in operating activities was primarily driven by our higher net loss and less cash provided by changes in our operating assets and liabilities in 2021, partially offset by an increase in non-cash charges.
Cash Flows Used InInvesting Activities
Our pro forma cash used in investing activities was $22.3 million in the nine months ended September 30, 2021 as compared to $21.9 million for the corresponding fiscal period in 2020. Cash used in 2021 was primarily related to the cash consideration paid in the H&J and Stateside acquisitions and pro forma cash used in the Sundry acquisition. Pro forma cash used in 2020 was primarily related to the cash consideration paid in the Stateside and Sundry acquisitions, partially offset by cash acquired due to the acquisition of Bailey and deposits.
Cash Flows Provided by Financing Activities
Pro forma cash provided by financing activities was $41.2 million for the nine months ended September 30, 2021 compared to cash provided of $34.2 million for the corresponding fiscal period in 2020. Cash inflows in the nine months ended September 30, 2021 were primarily related to $8.6 million in net proceeds from the IPO after deducting underwriting discounts and commissions and offering expenses, as well as $1.4 million in net proceeds from the underwriter’s exercise of their over-allotment option. Pro forma cash was also generated in 2021 from proceeds from loan payables of $2.8 million and proceeds from convertible notes payable of $7.8 million and proceeds from the Oasis and First Fire convertibles notes, partially offset by loan and note repayments of $2.0 million.
Pro forma cash inflows in the nine months ended September 30, 2020 were primarily related to proceeds from PPP and SBA loans of $1.9 million, proceeds from our Series A-3 and CF preferred stock for $0.7 million, proceeds from venture debt of $0.3 million and advances from Bailey and Stateside’s factor of $0.8 million, as well as proceeds from the Oasis and First Fire convertibles notes.

Pro forma cash inflows for both 2021 and 2020 also include $23.0 million in pro forma net proceeds from the Sundry’s equity financing.
Year Ended December 31, 2020 compared to the year ended December 31, 2019
Results of Operations
	Year Ended December 31,
	2020	2019
Net revenues	$32,887,189	$61,795,386
Cost of net revenues	16,615,204	30,227,961
Gross profit	16,271,986	31,567,425
Operating expenses	30,928,047	47,321,283
Operating loss	(14,656,061)	(15,753,859)
Other expenses	(4,698,414)	(4,172,491)
Loss before provision for income taxes	(19,354,475)	(19,926,349)
Provision for income taxes	15,241	16,490
Net loss	$(19,369,716)	$(19,942,839)
Net Revenue
Our pro forma net revenue decreased by $28.9 million to $32.9 million for 2020, compared to $61.8 million for 2019. The decrease was partially due to the Bailey 44 acquisition, which experienced a significant decline in 2020 wholesale revenues associated with COVID-19. Additionally, at Bailey 44, we transitioned to a new Creative Director. The new Creative Director did not start until June 2020 and therefore her first collection for sale is May 2021. This resulted in no new product for sale to wholesale or online for approximately one year, which significantly reduced revenue along with COVID-19. The decrease was also partially due to a decrease in pro forma net revenue of Sundry.
Gross profit
Our pro forma gross profit decreased by $15.3 million for 2020 to $16.3 million from $31.6 million for 2019. The decrease in gross margin was primarily due to the Bailey 44 acquisition and the subsequent lower revenue associated with Bailey 44 due to COVID-19 and the Creative Director transition as noted in the net revenue section.
Our pro forma gross margin decreased by 1.6% to 49.5% for 2020 compared to 51.1% for 2019. The decrease in the gross margin was primarily associated with our acquisition of Bailey 44 due to our heavy discounting to sell their aged and current inventory. We discounted the Bailey 44 inventory due to lower market demand as a result of COVID-19 and our decision to hire a new Creative Director and create a clean break in the product collections.
Operating Expenses
Our pro forma operating expenses decreased by $16.4 million for 2020 to $30.9 million compared to $47.3 million for 2019. The decrease in general and administrative expenses was primarily due to the Bailey 44 acquisition. As part of the acquisition we reduced expenses in the employee base, merging two corporate offices and fulfillment centers into one location for each, closing the three Bailey 44 stores, and renegotiated contracts with one of our major wholesale accounts.
Other Income and Interest Expense
Our pro forma other expense increased by approximately $0.5 million to $4.7 million for 2020 compared to $4.2 million for 2019. The increase in the other expense was primarily due to interest expense from the

Bailey 44 acquisition and an increase in the DBG interest expense year over year, as well as interest on the pro forma 2021 notes.
Net Loss
Our pro forma net loss decreased by $0.6 million to a loss of $19.4 million for 2020 compared to a loss of $19.9 million for 2019 primarily due to lower revenue, lower gross profit in both dollars and as a percentage of revenue and an increase in other expenses in dollars.
Cash Flow Activities
The following table presents selected captions from our pro forma combined condensed statement of cash flows for the year ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
Net cash provided by operating activities:
Net loss	$(19,369,716)	$(19,942,839)
Non-cash adjustments	$8,691,505	$5,040,411
Change in operating assets and liabilities	$5,039,533	$5,084,895
Net cash used in operating activities	$(5,638,679)	$(9,817,534)
Net cash used in investing activities	$(21,681,889)	$(22,702,595)
Net cash provided by financing activities	$37,918,792	$41,437,717
Net change in cash	$10,598,224	$8,917,589
During the years ended December 31, 2020 and 2019, our sources and uses of cash were as follows:
Net Cash Provided by Operating Activities
DBG’s cash used by operating activities increased by $4.2 million to cash used of $5.6 million for 2020 as compared to cash used in operating activities of $9.8 million for 2018. For DBG, the increase in cash used by operating activities was primarily driven by an increase of $3.2 million in inventory, offset by a $0.6 million decline in accrued expenses and other liabilities. For H&J, the increase in cash used by operating activities was primarily driven by $419,446 in net loss and the gain on forgiveness of note payable of $225,388. For Stateside, the decrease in cash used by operating activities was primarily driven by the less cash used pursuant to changes in operating assets and liabilities in 2020. For Sundry, cash provided by operating activities increased primarily due to increased net income in 2020.
Net Cash Used in Investing Activities
DBG’s cash used in investing activities was $21.7 million for 2020 as compared to cash used of $22.7 million for 2019. Pro forma cash used includes the cash consideration for the Stateside and Sundry acquisitions. For DBG, cash was generated during 2020 due to business combinations and deposits. For H&J, cash used during 2020 and 2019 was primarily related to expenditures for leasehold improvements. Stateside’s cash used from investing activities was primarily related to deposits and advances to related parties.
Net Cash Used in and Provided by Financing Activities
DBG’s cash provided by financing activities was $37.9 million for 2020 compared to cash provided of $41.4 million for 2019. Pro forma cash provided includes the cash received pursuant to convertible notes issued by DBG. For DBG, cash inflows in 2019 and 2020 were primarily related to proceeds from debt and equity financings. For H&J, cash inflows in 2020 were primarily related to proceeds from two notes payable of $592,000 offset by a $75,000 payment on an outstanding note payable. For Stateside, cash inflows in 2020 were primarily related to proceeds from the PPP loan of $251,000 and advances from the factor of $668,000, partially offset by distributions of $303,000. Cash inflows in 2019 were primarily related to proceeds from two notes payables for $400,000 offset by a $160,000 payment on an outstanding line of credit and advances from the factor. For Stateside, cash used in financing activities was due to member distributions. Pro forma cash inflows for both 2021 and 2020 also include $23.0 million in pro forma net proceeds from the Sundry’s equity financing.
Liquidity and Capital Resources
Each of DBG, Bailey, H&J and Stateside has historically satisfied our liquidity needs and funded operations with internally generated cash flow and borrowings and capital raises. Changes in working capital, most notably accounts receivable, are driven primarily by levels of business activity. Historically each of DBG, Bailey, H&J and Stateside has maintained credit line facilities to support such working capital needs and makes repayments on that facility with excess cash flow from operations.
As of September 30, 2021, December 31, 2020 and 2019, we had combined pro forma cash balances of approximately $9. 6 million , $12.6 million and $12.2 million, respectively, and a working capital deficit of $5.4 million, $8.7 million and $0, respectively.
In 2020 and 2021, each of DBG, Bailey, H&J and Stateside have benefited from PPP and EIDL loans to fund operations. PPP loans are to be partially or fully forgiven based on the terms of the notes and related expenses incurred. DBG has also benefited from convertible debt, which may convert upon a public offering into common stock.
In March 2017, DBG entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, including fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. As of September 30, 2021, we owed our senior secured lender approximately $6.0 million that is due on the scheduled maturity date of December 31, 2022. Our credit agreement contains negative covenants that, subject to significant exceptions, limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. If for whatever reason we have insufficient liquidity to make scheduled payments under our credit facility or to repay such indebtedness by the schedule maturity date, we would seek the consent of our senior lender to modify such terms. Although our senior lender has previously agreed to seven prior modifications of our credit agreement, there is no assurance that it will agree to any such modification and could then declare an event of default. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.
Repayment is accelerated upon a change in control, as defined in the senior credit agreement. The loan is senior to all other debts and obligations of DBG, is collateralized by all assets of DBG, and shares of DBG’s common stock pledged by officers of DBG. As of December 31, 2020 and 2019, the gross loan balance was $6,001,755 and $4,542,544, respectively resulting from cash disbursed to DBG and considerations for outstanding interest of $1,459,211 and $508,249, respectively plus loan fees of $60,000 and $34,296, respectively charged to the loan balance, respectively. DBG failed to comply with certain debt covenants during the years ended December 31, 2020 and 2019. Accordingly, as of December 31, 2020 and 2019, the entire amount is shown as a current liability. The senior lender has waived any default in connection with DBG’s prior failure to comply with such debt covenants.
The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of DBG for each $1,000,000 of principal loaned under the agreement, which was increased to 1.358% during 2020. During the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019, DBG granted 0, 493,462 and 128,667 common stock warrants, respectively, to the lender with an exercise price of $2.50 per share and a ten-year contractual life. As discussed in Note 8 to the financial statements, during the nine months ended September 30, 2021 and the years ended December 31, 2020 and

2019, these warrants were valued at $0, $184,191 and $49,928, respectively. The value of the warrants was initially recorded as a discount to the note, which is amortized over its term.
For the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019, $147,389, $241,878 and $149,948 of these loan fees and discounts from warrants were amortized to interest expense, leaving unamortized balances of $0, $147,389 and $225,720 as of September 30, 2021, December 31, 2020 and 2019, respectively. Unamortized balances are expected to be amortized through December 2022, the maturity date of the loan.
Interest expense and effective interest rate on this loan for the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 was $323,807, $770,277 and $624,127, and 14.0%, 14.6% and 17.7%, all respectively.
In April 2021, DBG received gross proceeds of $1.0 million from a debt offering. The terms of the debt offering were (1) repayment of $1.0 million (reflecting a 15% original issue discount), (2) a three month maturity date from the closing, (3) 50% warrant coverage for five year cash warrants with the exercise price set at the IPO price and callable at a 200% increase in the IPO price, (4) 50,000 common shares issued at the closing, and (5) if the IPO is not completed or the Note is not repaid by the maturity date then the warrant coverage will increase to 75% and the note will begin generating a 15% annual interest rate, paid in cash, until the default is cured. The debt was repaid using a portion of the proceeds from the IPO.
On August 27, 2021, we entered into a Securities Purchase Agreement with Oasis Capital, LLC (“Oasis Capital”) further to which Oasis Capital purchased a Senior Secured Convertible Promissory Note (the “Oasis Note”), with an interest rate of 6% per annum, having a face value of $5,265,000 for a total purchase price of $5,000,000, secured by all of our assets. The Oasis Note, in the principal amount of $5,265,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The Note is convertible at the option of Oasis Capital into shares of our common stock at a conversion price (the “Oasis Conversion Price”) which is the lesser of (i) $3.601, and (ii) 90% of the average of the two lowest volume-weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion. Oasis Capital is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the Oasis Conversion Price set forth in any conversion notice is less than $3.00 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock. In connection with the issuance of the Oasis Note, we entered into a security agreement (the “Security Agreement”) pursuant to which we agreed to grant Oasis Capital a security interest in substantially all of our assets to secure the obligations under the Oasis Note and a registration rights agreement with Oasis Capital (the “RRA”).
On October 1, 2021, we entered into an Amended and Restated Securities Purchase Agreement with FirstFire Global Opportunities Fund, LLC (“FirstFire”) and Oasis Capital further to which FirstFire purchased a Senior Secured Convertible Promissory Note (the “First FirstFire Note”), with an interest rate of 6% per annum, having a face value of $1,575,000 for a total purchase price of $1,500,000, secured by all of our assets. The First FirstFire Note, in the principal amount of $1,575,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The First FirstFire Note is convertible at the option of FirstFire into shares of our common stock at a conversion price (the “First FirstFire Conversion Price”) which is the lesser of (i) $3.952, and (ii) 90% of the average of the two lowest volume-weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion. FirstFire is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the First FirstFire Conversion Price set forth in any conversion notice is less than $3.00 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock. In connection with the issuance of the First FirstFire Note, we, Oasis Capital and FirstFire amended the Security Agreement to grant FirstFire a similar security interest in substantially all of our assets to secure the obligations under the First FirstFire Note. We, Oasis Capital and FirstFire also amended the RRA to join FirstFire as a party thereto and to include the shares of our common stock issuable under the First FirstFire Note as registrable securities.

On November 16, 2021, we entered into a Securities Purchase Agreement with FirstFire further to which FirstFire purchased a Senior Secured Convertible Promissory Note (the “Second FirstFire Note” and together with the First FirstFire Note, the “FirstFire Notes”), with an interest rate of 6% per annum, having a face value of $2,625,000 for a total purchase price of $2,500,000. The Second FirstFire Note is convertible at the option of FirstFire into shares of our common stock at a conversion price (the “Second FirstFire Conversion Price”) which is the lesser of (i) $4.28, and (ii) 90% of the average of the two lowest volume-weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion. FirstFire is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the Second FirstFire Conversion Price set forth in any conversion notice is less than $3.29 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock. In connection with the Second FirstFire Note, we issued (a) 30,000 additional shares of common stock to FirstFire and (b) 100,000 additional shares of common stock to Oasis Capital, as set forth in the waivers and consents (the “Waivers”), dated November 16, 2021 executed by each of FirstFire and Oasis Capital (collectively, the “Waiver Shares”). In addition, we entered into an amendment to the RRA, dated November 16, 2021. The RRA, as amended, provides that we shall file a registration statement registering the shares of common stock issuable upon conversion of the FirstFire Notes, and the Waiver Shares by November 30, 2021 and use our best efforts to cause such registration statement to be effective with the SEC no later than 120 days from the date of the FirstFire Note. We filed such registration statement in December 2021 and it became effective in January 2022.
Equity Line of Credit
On August 27, 2021, we entered into what is sometimes termed an equity line of credit arrangement with Oasis Capital, LLC (“Oasis Capital”). Specifically, we entered into an equity purchase agreement (the “Equity Purchase Agreement”), pursuant to which Oasis Capital is committed to purchase up to $17,500,000 of our common stock over the 24-month term of the Equity Purchase Agreement. We are not obligated to request any portion of the $17,500,000.
In connection with the execution of the Equity Purchase Agreement, we issued Oasis Capital $350,000 of its shares of common stock, or 126,354 shares (the “Commitment Shares”) at a per share price which was based on the closing sale price per share on the NasdaqCM on the trading date prior to issuance (the “Issuance Reference Date”). On the earlier of (i) the date that is nine months from the date of execution, and (ii) the date that the Equity Purchase Agreement is terminated in accordance with its terms (the “Reference Date”), if the closing sale price per share on the NasdaqCM on the trading date preceding the Reference Date is higher than the closing sale price on the Issuance Reference Date, then Oasis Capital shall return to us a portion of the Commitment Shares equal to the amount of Commitment Shares required to be issued on the execution date minus the amount of Commitment Shares that would have been required to have been issued if the closing sale price per share on the NasdaqCM on the trading date preceding the Reference Date had been used to calculate the amount of Commitment Shares issuable on the execution date.
As of the date of this prospectus, we have not drawn down any portion of this commitment, leaving the entire $17,500,000 available under the equity line of credit, and for which we have agreed, pursuant to the registration rights agreement (the “Oasis Equity RRA”), to register the shares of common stock issuable further to the equity line of credit with the SEC, before any such issuances. We filed such registration statement in December 2021 and it became effective in January 2022.
During the 24-month term of the Equity Purchase Agreement, we may request a drawdown on the equity line of credit by delivering a “put notice” to Oasis Capital stating the dollar amount of shares we intend to sell to Oasis Capital. We may make either an Option 1 or Option 2 request to Oasis Capital. Under Option 1, the purchase price Oasis Capital is required to pay for the shares is the lesser of (i) the lowest traded price of our common stock on the NasdaqCM on the Clearing Date, which is the date on which Oasis Capital receives the put shares as DWAC shares in its brokerage account, or (ii) the average of the three lowest closing sale prices of our common stock on the NasdaqCM during the period of twelve (12) consecutive trading days immediately preceding the Clearing Date. The maximum amount we may request in an Option 1 request is $500,000. Under Option 2, the purchase price Oasis Capital is required to pay for the shares is the lesser of (i) 93% of the one (1) lowest traded price of our common stock on the NasdaqCM during the period of five (5) consecutive trading days immediately preceding the put date, or (ii) 93% of the VWAP on the Clearing Date, or (iii) 93% of the closing bid price of the Company’s common stock on the NasdaqCM on the Clearing Date. The maximum amount we may request in an Option 2 request is $2,000,000.
We are not entitled to request a drawdown unless each of the following conditions is satisfied:
(a)
a registration statement is and remains effective for the resale of securities in connection with the equity line of credit;

(b)
the trading of our common stock shall not have been suspended by the SEC, the NasdaqCM or FINRA, or otherwise halted for any reason, and our common stock shall have been approved for listing or quotation on and shall not have been delisted from the NasdaqCM;

(c)
we have complied with its obligations and are otherwise not in breach or default of any agreement related to the equity line of credit;

(d)
no statute, regulation, order, guidance, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction, including, without limitation, the SEC, which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the equity line of credit;

(e)
our common stock must be DWAC eligible and not subject to a “DTC chill”;

(f)
all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by us with the SEC pursuant to the reporting requirements of the Exchange Act of 1934 (other than Forms 8-K) shall have been filed with the SEC within the applicable time periods prescribed for such filings;

(g)
to the extent the issuance of the put shares requires shareholder approval under the listing rules of the NasdaqCM, we have or will seek such approval; and

(h)
the lowest traded price of the common stock in the five (5) trading days immediately preceding the respective put date must exceed $3.00.

If any of the events described in clauses (a) through (h) above occurs after we make a drawdown request, then Oasis Capital shall have no obligation to fund that drawdown.
The equity line of credit terminates when Oasis Capital has purchased an aggregate of $17,500,000 of our common stock or August 30, 2024, whichever occurs first.
Under the terms of the Equity Purchase Agreement, Oasis Capital may not own more than 9.99% of our issued and outstanding stock at any one time.
Capital Resources
Our current capital resources, combined with the net proceeds from the offering, are expected to be sufficient for us to fund operations for the next 12 months. We expect that additional sources of equity and debt financing should be available to us after the closing of this offering.
Off-Balance Sheet Arrangements and Future Commitments
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

BUSINESS
Digital Brands Group is a curated collection of lifestyle brands, including Bailey 44, DSTLD, Harper and Jones, Stateside and ACE Studios, that offers a variety of apparel products through direct-to-consumer and wholesale distribution. Our complementary brand portfolio provides us with the unique opportunity to cross merchandise our brands. We aim for our customers to wear our brands head to toe and to capture what we call “closet share” by gaining insight into their preferences to create targeted and personalized content specific to their cohort. Operating our brands under one portfolio provides us with the ability to better utilize our technological, human capital and operational capabilities across all brands. As a result, we have been able to realize operational efficiencies and continue to identify additional cost saving opportunities to scale our brands and overall portfolio.
With the acquisition of Sundry, our portfolio will consist of five significant brands that leverage our three channels: our websites, wholesale and our own stores.
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Bailey 44 combines beautiful, luxe fabrics and on-trend designs to create sophisticated ready-to-wear capsules for women on-the-go. Designing for real life, this brand focuses on feeling and comfort rather than how it looks on a runway. Bailey 44 is primarily a wholesale brand, which we are transitioning to a digital, direct-to-consumer brand.

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DSTLD offers stylish high-quality garments without the luxury retail markup valuing customer experience over labels. DSTLD is primarily a digital direct-to-consumer brand, to which we recently added select wholesale retailers to generate brand awareness.

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Harper & Jones was built with the goal of inspiring men to dress with intention. It offers hand-crafted custom fit suits for those looking for a premium experience. Harper & Jones is primarily a direct-to-consumer brand using its own showrooms.

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Stateside is an elevated, America first brand with all knitting, dyeing, cutting and sewing sourced and manufactured locally in Los Angeles. The collection is influenced by the evolution of the classic t-shirt offering a simple yet elegant look. Stateside is primarily a wholesale brand that we will be transitioning to a digital, direct-to-consumer brand.

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Sundry captures coastal casual style with a certain French Chic. Our most recent acquisition, Sundry, is primarily a wholesale brand that we intend to transition to a digital, direct-to-consumer brand.

We believe that successful apparel brands sell in all revenue channels. However, each channel offers different margin structures and requires different customer acquisition and retention strategies. We were founded as a digital-first retailer that has strategically expanded into select wholesale and direct retail channels. We strive to strategically create omnichannel strategies for each of our brands that blend physical and online channels to engage consumers in the channel of their choosing. Our products are sold direct-to-consumers principally through our websites and our own showrooms, but also through our wholesale channel, primarily in specialty stores and select department stores. With the continued expansion of our wholesale distribution, we believe developing an omnichannel solution further strengthens our ability to efficiently acquire and retain customers while also driving high customer lifetime value.
We believe that by leveraging a physical footprint to acquire customers and increase brand awareness, we can use digital marketing to focus on retention and a very tight, disciplined high value new customer acquisition strategy, especially targeting potential customers lower in the sales funnel. Building a direct relationship with the customer as the customer transacts directly with us allows us to better understand our customer’s preferences and shopping habits. Our substantial experience as a company originally founded as a digitally native-first retailer gives us the ability to strategically review and analyze the customer’s data, including contact information, browsing and shopping cart data, purchase history and style preferences. This in turn has the effect of lowering our inventory risk and cash needs since we can order and replenish product based on the data from our online sales history, replenish specific inventory by size, color and SKU based on real times sales data, and control our mark-down and promotional strategies versus being told what mark downs and promotions we have to offer by the department stores and boutique retailers.

The Shifting Retail Landscape
The COVID-19 pandemic has upended the retail industry, forcing the closure of physical stores and causing uncertainty for the future of the in-store experience. In-person interaction has dramatically changed or been supplanted by digital engagement, and early indications suggest that much of this shift may endure in the long term. In a global study released by Salesforce Inc., 63% of consumers said the way they obtain goods and services “transformed” during 2020 and 57% said the same about the ways they engage with companies. In addition, 62% said this year changed how they conduct their lives offline, and an equal percentage said it changed their online lives. Also, 58% of consumers said they expect to do more online shopping after the pandemic than they did before it. These abrupt shifts have not only left retailers that prioritized physical stores and face-to-face engagement over omnichannel strategies scrambling to effectively serve customers, but have forced many larger retailers to close a substantial number of physical retail outlets in order to maintain profitability. According to global market-research firm Coresight Research, retailers are likely to close as many as 25,000 U.S. stores in 2020. From January through mid-August, retailers had announced they would close a total of more than 10,000 stores in the U.S.
However, according to Digital Commerce 360, the in-person store experience will substantially continue to drive retail sales. The report states that 28% of consumers indicate that they will continue to shop mostly online after the pandemic, with 39% saying they will shop both online and in-store, 24% saying they “can’t wait” to shop in-store, and 10% not sure. We believe that pure e-commerce retailers will lag in the ability to capture this available market share as marketing data continues to indicate that for apparel brands, a physical environment is the best way to acquire customers as the customer can touch, see and fit the product in person. Based on our historical pop up store data, a customer who visited or purchased in our pop up store had a significantly lower return rate when they subsequently ordered online, had higher average order values and higher repeat order rate and frequency compared with customers who had not visited or purchased at a pop up store.
Our Growth Model
We believe that the highly fragmented nature of the apparel industry, combined with the opportunity to leverage our position as a public company with access to financial resources, presents a significant opportunity for consolidation of apparel brands. We use a disciplined approach to identify and evaluate acquisition candidates. We believe there are three ideal acquisition targets: (1) strong legacy brands that have been mismanaged, (2) strong brands that do not have capital to grow, and (3) wholesale brands that are struggling to transition to e-commerce. We look for brands that have an emotional hook in its customers, a high repeat customer rate, the potential to scale and strong financials. We source and identify acquisition targets based on our industry knowledge and through our network of investment banks, finders, private equity and venture capital firms, among others.
We intend to continue to actively pursue acquisitions to increase and tighten customer cohorts and increase our ability to create more customized content and personalized looks and styles for each customer cohort. We believe that customers want and trust brands that can deliver customized content and personalized looks and styles. We expect this should results in higher customer loyalty, higher lifetime value, higher average order value and lower customer acquisition cost.
The acquisition of other apparel businesses increases our customer base, our data to create tighter customer cohorts, customized customer content and personalized styles and looks utilizing products across all our portfolio brands. These acquisitions also increase our future acquisition network, as these potential acquisitions can watch how we integrate and grow the brands we acquire.
We believe that our ability to acquire businesses at prevailing private company valuations will continue to present opportunities for earnings growth, accretion, and private-to-public valuation multiple positive arbitrage. Moreover, our acquisition strategy will continue to provide opportunities, not only to expand into new geographic areas, but also to expand our range of product offerings in existing areas of operation and cross-sell to our collective enterprise.

DRIVING SIGNIFICANT REVENUE GROWTH

PORTFOLIO OF BRANDS

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CLOSET SHARE

CUSTOMER DATA

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CUSTOMIZED CONTENT

By owning the customer data, Digital Brands Group is able to capture an individual's shopping behavior and style preferences.

Digital Brands Group refers to this as "Customized Content" for each customer. This content is highly targeted, and as they aggregate more data, it exponentially increases the customers in their audience build, whereby customer cohorts become increasingly targeted and customized.

We believe that we are revolutionizing the corporate holding company for direct-to-consumer and wholesale apparel brands by focusing on a customer’s “closet share” and leveraging the customer’s data to create personalized customer cohorts and customized customer content. This allows the company to successfully increase our customer lifetime value, lower our customer acquisition cost, exponentially increase new customer growth across our portfolio brands and increase our average order value.
We believe that customers seldomly wears the same brand from head to toe. By owning multiple brands across complementary categories, the customer is provided head to toe looks and personalized styles based on products across our brands. This results in the customer buying and wearing multiple brands, across product categories instead of wearing a singular brand’s products in one category. Digital Brands Group refers to this as “Closet Share,” which results in best of class KPIs, margins and sustainable revenue growth. This lowers the cost of customer acquisition for each brand and increases customer loyalty to all of our brands.

By owning the customer data, Digital Brands Group captures an individual’s shopping behavior, purchases and style preferences. This results in the ability to create customized customer content that is highly targeted and cross merchandise styles for every customer using all the brands in the portfolio to create personalized looks for each customer. As we aggregate more data, it exponentially increases the customers in each customer cohort, which results in each customer cohort becoming more targeted and customized.

LOWER COST BASE CREATES EXPONENTIAL CASH FLOW

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OWNING THE MARGIN STACK

CASH FLOW CONTROL

By consolidating our supply chain and owning the margin stack, the group controls the retail price points, the promotional activities, and the gross/operating margins.

This results in (1) lower price points for the customer, which increases sell-through and revenues, and (2) higher gross/operating margins as they control the retail price points, promotions and margin structure, with the goal of increasing cash flow.

Digital Brands Group refers to this as "Cash Flow Control," providing them the power to set their own retail price points, margin structure, and promotional activities resulting in higher margins, sustainable cash flow and operating leverage.

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COST SYNERGIES

MARGIN EXPANSION

By owning multiple brands, Digital Brands Group leverages fixed and variable costs across multiple revenue streams through shared services.

This results in marketing, back office, and fulfillment efficiencies across multiple brands while allowing them to hire experienced leaders at the portfolio level, sharing their expertise across the entire company.

Digital Brands Group refers to this as "Margin Expansion," providing each brand with lower operating expenses and the portfolio company with significantly higher operating margins and cash flow. Moreover, this allows for the creation of "Best in Class" management bench strength.

Furthermore, we believe that we will increase our gross margins by leveraging a consolidated supply chain to give the Company more control and lower our inventory purchases and control and optimize our pricing and promotions. We also believe that we will expand our operating margin expansion through a shared services model, which eliminates redundant back office expenses and leverages our marketing and data analytics teams and expenses across our portfolio of brands.
We believe this creates a proprietary and scalable flywheel driven by personalized and targeted customer experiences, fueling loyalty, lifetime value and virality resulting in increased revenue growth that leverages operating costs and generates significant cash flow. Wholesale and direct to consumer channels provide different cash flow to our business. Wholesale provides a good source of cash upfront because financing can be provided to purchase inventory and fund operations. In contrast, direct to consumer requires scaling and results in cash flow once inventory is sold to consumers. We believe having a proper mix of both wholesale and direct to consumer enables us to maintain a strong cash business.
Organizational Structure
We operate the brands on a decentralized basis with an emphasis on brand level execution supported by corporate coordination. The brand’s executive teams will continue to operate and leverage relationships with customers and suppliers, including designing and producing product and developing marketing plans including social media, email and digital communications.
We consolidate marketing and tech contracts as we have done with Bailey’s contracts, which has provided significant cost savings. We review the fabric mills and factories used by each brand to see if we can consolidate or cross utilize these mills and factories, which will drive increased volumes, lower production costs and higher gross margins. As an example, we are utilizing DSTLD’s denim mills and factories to develop denim products for Bailey’s and Harper & Jones. We are also consolidating production into a few factories in Europe from China and the U.S., which lowers our average production cost per unit.

We leverage the Digital Brands Group marketing and data analytics team to create cross marketing campaigns based on the customer data respective to each brand’s customer base. As an example, the Digital Brand’s Group marketing and data team reviews the customer data across all our portfolio brands and will work with each brand to identify the new customers from our other portfolio brands that they can target and what styles and looks should be created for each of those customer cohorts. The brand level employees then execute the looks and styles and create the customized customer communication based on the information and data from the Digital Brand Group marketing and data teams.
Certain administrative functions are centralized on a regional and, in certain circumstances, a national basis following, including but not limited to accounting support functions, corporate strategy and acquisitions, human resources, information technology, insurance, marketing, data analytics and customer cross merchandising, advertising buys, contract negotiations, safety, systems support and transactional processing.

Case study: Cross-Merchandising Our Portfolio Brands Drives Results

DSTLD separates merchandised with Bailey 44 product on bailey44 com increased sales of the Bailey's collection

Jane Jacket
400% increase
in units sold

Merchandised
with a DSTLD
denim skirt

Claudine Pant
71% increase
in units sold

Merchandised
with DSTLD
leather hoodie

Case study: Cross Merchandising Increases Portfolio Results & Significantly Decreases CAC Costs

DSTLD products featured for sa le on bailey44 com increased DSTLD sales and there was no CAC to acquire the customer

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O "TLO Leather Hoodic
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We believe integrated operations will continue to create opportunities for economies of scale as we grow in such areas as materials purchasing, bulk apparel production, shipping and logistics, information systems, marketing purchasing (both online and offline) and contractual relationships with key suppliers. We have identified initiatives to increase market share, revenue and volume and to expand our profit margins. These initiatives include, but are not limited to:
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Implement System-Wide Best Practices.   We have identified certain best practices among our brands, including marketing strategies, data analytics, contract renegotiating, sourcing and supply chain and organization structure and hiring plans. We plan to continue to implement these best practices to improve the operating margins of our brands and any subsequently-acquired businesses.

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Leverage Size to Create Efficiencies.   We believe our increasing scale enhances our ability to leverage buying power in product quantities, marketing strategies and assets, vendor contracts and fulfillment and shipping, resulting in lower costs, higher margins and cash flow. This in turns creates competitive advantages.

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Expand our Product Offerings.   We share expertise across our acquired businesses on the sale of certain products and lines that are not currently offered by all of them or that will become available to us through acquisitions.

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Increase our Margins and Enhance Operating Efficiencies.   We believe that as our portfolio of acquired businesses grows, so will our ability to negotiate volume and cash discounts from our suppliers, thereby increasing our profit margins.

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Lower our customer acquisition cost and increase our LTV.   We cross market our brands to new customers that are loyal to other brands we own. This cross merchandising should lower our customer acquisition cost meaningfully, while also increasing our LTV. This should not only increases our margins, cash flow and revenues, but also creates loyalty and repeat purchases by the customer as we provide a single solution for their products that are personalized to them based on their past purchases and data.

As we organically grow and acquire new businesses, we believe we will be in an improved position to negotiate volume and cash discounts and to increase the mix of higher- margin product offerings. We also believe that we will lower our customer acquisition cost, while increasing our annual average spend per customer and LTV. These increased profit margins and customer retention and repeat purchases will provide us with additional room to improve pricing with our customers that will improve our competitive advantages.
Principal Products and Services
DSTLD — Brand Summary
DSTLD focuses on minimalist design, superior quality, and only the essential wardrobe pieces. We deliver casual luxury rooted in denim; garments that are made with exhaustive attention to detail from the finest materials for a closet of timeless, functional staples. Our brand name “DSTLD” is derived from the word ‘distilled,’ meaning to extract only the essentials. As such, DSTLD boasts an line of key wardrobe pieces in a fundamental color palette of black, white, grey, and denim.
Our denim prices generally range from $75 to $95; similar quality brands produced at the same factories wholesale for approximately $95 to $125 and retail for $185 to $350. Our tee shirts and tops will range $30 to $90, similar quality brands produced at the same factories wholesale for approximately $25 to $75 and retail for $60 to $250. Our casual pants will range $85 to $109, similar quality brands produced at the same factories wholesale for approximately $85 to $115 and retail for $175 to $250.
ACE Studios — Brand Summary
ACE Studios will design and offer luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value. We will offer men’s classic tailored apparel with premium and luxury fabrics and manufacturing. We work with the same high-quality mills and factories in the world as the leading luxury brands. We believe most customers have different shapes and sizes, so we plan to offer multiple fits for our products. We sidestep the middleman and sell our products ourselves, allowing us to offer top-tier quality without the standard retail markup.
Our suits are expected to range from $295 to $495; similar quality brands produced at the same factories wholesale for approximately $300 to $600 and retail for $600 to $1,200. Our dress shirts will range $55 to $65, similar quality brands produced at the same factories wholesale for approximately $50 to $75 and retail for $95 to $150. Our casual pants will range $85 to $109, similar quality brands produced at the same factories wholesale for approximately $85 to $115 and retail for $175 to $250.
We anticipate rolling out the ACE Studios brand in the second quarter of 2022 as a digitally native first brand.

Bailey — Brand Summary
In February 2020, we acquired Bailey. Bailey delivers distinct high-quality, well-fitting, on-trend contemporary apparel using at an entry contemporary price point. Bailey combines beautiful, luxe fabrics and on-trend designs to offer clean, sophisticated ready-to-wear separates that easily transition from day to night and for date night. Bailey offers fashionable staples with timeless design features, making them wearable for any occasion — majority of products are tops, sweaters and dresses.
Bailey’s full seasonal collections of dresses, tops, jumpsuits, bottoms, sets, jackets and rompers retail at price points between $90 – $350. We believe that we can create more compelling price points as we leverage our direct-to-consumer expertise. As we increase the direct-to-consumer revenue mix, we believe we will have opportunities to increase our margins, which will mostly be passed along to the customer with lower price points.
With our acquisition of Bailey 44, LLC, we view the following as tangible near-term growth opportunities:
•
Increase emphasis on email and SMS communications allowing for personalized direct customer engagement, retention and repurchases.

•
Increase market share in existing and new wholesale, including specialty boutiques due to the well-known and respected designer we hired in June 2020.

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Increase digital spend, social media presence, and brand and influencer collaborations.

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Selective opportunity to roll out proven retail concept in well defined, strategic locations.

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International expansion and licensing opportunities in select categories.

Harper & Jones — Brand Summary
Upon the completion of this offering, we will acquire H&J. H&J is well-known for delivering extremely high-quality, luxury custom and made-to-measure suiting and sportswear. The company provides full-closet customization, including shirts, jackets, pants, shorts, polos, plus more products that made-to-measure. H&J offers a proprietary custom and made-to-measure supply chain, which creates positive working capital since the customer pays for the product upfront and we have terms with vendors to pay 60+ days later.
Their custom bench-made suit prices range between $1,995 – $4,995, custom bench-made jacket prices range from $1,895 – $3,495, custom-bench made trousers range from $600 – $1,100, and custom bench- made shirts range from $250 – $450.
With our acquisition of H&J, we view the following as tangible near-term growth opportunities:
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Increase showroom openings, which generate a 100% cash-on-cash return in the first year.

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Incorporate a store in store concept into their showrooms to sell our others menswear brands.

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Increase gross margins by buying fabric directly from the mills versus fabric agents.

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Launch ready-to-wear in certain categories based on small batch limited editions.

Stateside — Brand Summary
We acquired Stateside in August 2021. Stateside is a collection of elevated American basics influenced by the evolution of the classic T-Shirt. All garments are designed and produced in Los Angeles from the finest fabrics. All knitting, dyeing, cutting and sewing is sourced and manufactured locally in Los Angeles.
Stateside is known for delivering high quality, luxury T-shirts, tops and bottoms. Stateside is primarily a wholesale brand with very limited online revenue. Their T-shirt prices range from $68 to $94, their other tops range from $98 to $130, and their bottoms from $80 to $144.

With our acquisition of Stateside, we view the following as tangible near-term growth opportunities:
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Increase online revenues significantly as we have spent very little resources on developing their online sales opportunity from the website optimization to photography to email marketing to online advertising to digital customer acquisition and retention.

•
Increase gross margins by ordering larger quantities as we pay meaningful upcharges for minimum order quantities.

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Launch new product categories for Fall 2022 in women’s knits and wovens in the top category and women’s wovens in the bottom category. We believe knits and wovens tops are one of the larger product categories in womenswear, with higher price points and dollar profit.

Sundry — Brand Summary
Sundry is a collection of elevated leisure products. Sundry’s collections are coastal casual with a certain French chic with an emphasis on color, quality and the softest fabrics. Sundry collections reflect romance, get-aways and vacations. The majority of garments are designed and produced in Los Angeles. The majority of knitting, dyeing, cutting and sewing is sourced and manufactured locally in Los Angeles.
Sundry is known for delivering high quality, luxury leisure collections, from tops to bottoms to dresses. Their top prices range from $68 to $98 for tees to $98 to $188 for sweatshirts to $122 to $234 for sweaters. Their bottom prices range from $98 to $158 for sweatpants to $88 to $1342 for yoga pants to $144 to $238 for pants, while dresses from $138 to $218.
With our acquisition of Sundry, we view the following as tangible near-term growth opportunities:
•
Increase online revenues meaningfully as they have spent very limited resources on developing their online sales opportunity from the website optimization to photography to email marketing to online advertising to digital customer acquisition and retention.

•
Increase gross margins by ordering larger quantities as they pay meaningful upcharges for minimum order quantities.

•
Launch new product categories for Fall 2022 in women’s athleisure.

•
Increase the value of Digital Brands Group to existing and potential customers driven the customer demand and brand equity of Sundry.

Sales and Distribution
DSTLD products have historically been sold solely direct-to-consumer, via our website. We started offering DSTLD products through a wholesale channel in October 2020. We intend to leverage the Bailey sales force to sell DSTLD products into their select independent boutiques and select department stores. We believe that we can increase the brand awareness, new customer acquisition and revenue by leveraging the Bailey independent boutiques. We will start selling old season stock through selected off-price retailers, with additional sales expected to be generated through specifically-cut product for select off-price retailers.
Bailey products are distributed through wholesale and direct-to-consumer channels. The wholesale channel includes premium department stores, select independent boutiques and third-party online stores. H&J products are currently sold solely through direct-to-consumer, via their three showrooms. The three showrooms are located in Dallas, Houston and New Orleans. We expect to open additional showrooms in the future. We believe that we can sell our other menswear products and brands in the H&J showrooms. Since all the product is custom made, there is no old stock to sell off.
Stateside products are distributed through wholesale and direct-to-consumer channels.
As of December 31, 2021, products are distributed through 75+ doors at major department stores, over 350 points of sale at boutique stores and several major e-commerce multi-brand platform wholesale customers.
We do not have material terms or arrangements with our third-party distributors. As is customary in the wholesale side of the retail apparel industry, we work with the wholesale buyers for every product collection and season to develop a purchase order based on quantities, pricing, profit margin and any future mark- down agreements. Historically, these factors are driven by the wholesale buyer’s belief of how well they think the product will sell at their stores. For example, if the collection is considered very strong by the wholesale buyer, we usually achieve higher quantities, higher margins and lower future markdown guarantees. Conversely, when the wholesale buyer considers the collection to be weak, we experience lower quantities, lower margins and higher mark-down guarantees.
Our direct-to-consumer channels include our own website. Old season stock is sold through selected off- price retailers, with additional sales generated through specifically-cut product for select off-price retailers.
All of our DSTLD, Bailey and Stateside sellable product is stored at our corporate warehouse and distribution center in Vernon, CA, which also houses our corporate office. In addition to storing product, we also receive and process new product deliveries, process and ship outbound orders, and process and ship customer returns in this same facility.
All of H&J product is sent directly to the showroom, clothier or customer. They also receive and process new product deliveries, process and ship outbound orders, and process and ship customer returns through their showrooms or clothiers.
We offer free shipping and returns above to all our customers in the United States. We also offer customers the option to upgrade to 2-Day or Overnight Shipping for an additional cost.
Design and Development
Our products are designed at headquarters of each brand, which are in in Los Angeles, CA and Dallas, TX in the top floor of H&J’s showroom. Each brand’s design efforts are supported by well-established product development and production teams. The continued collaboration between design and merchandising ensures it responds to consumer preferences and market trends with new innovative product offerings while maintaining its core fashion foundation. . In-house design and production teams in Los Angeles perform development of the sample line allowing for speed to market, flexibility and quality of fit.
We are engaged in analyzing trends, markets, and social media feedback along with utilizing historical data and industry tools to identify essential styles and proper replenishment timing and quantities.
We hired a new head designer for DSTLD Men’s in December 2019 and contracted with a third-party designer for DSTLD Women’s in June 2020. We also contracted with a third-party designer for Bailey in June 2020.
We rely on a limited number of suppliers to provide our finished products, so we can aggregate pricing power. As we continue to increase our volumes, we will source additional factories to spread out our risks.
While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics regarding social and environmental sustainability practices. Our product quality and sustainability team partners with leading inspection and verification firms to closely monitor each supplier’s compliance with applicable laws and our vendor code of ethics.
Currently, our Bailey, DSTLD and Stateside products are shipped from our suppliers to our distribution center in Vernon, CA which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. Our Sundry products will be shipped from our suppliers to our distribution center in Los Angeles, CA which will handle all our warehousing, fulfillment, outbound shipping and returns processing. In 2022, we will review maintaining our own distribution centers versus using a third-party solution.
For Harper & Jones, finished product is shipped to either the Company’s headquarters in Dallas Texas, or directly to one of their showroom locations.

Product Suppliers: Sourcing and Manufacturing
We work with a variety of apparel manufacturers in North America, Asia and Europe. We only work with full package suppliers, which supply fabric, trims, along with cut/sew/wash services, only invoicing us for the final full cost of each garment. This allows us the ability to maximize cash flows and optimize operations. We do not have long-term written contracts with manufacturers, though we have long-standing relationships with a diverse base of vendors.
We do not own or operate any manufacturing facilities and rely solely on third-party contract manufacturers operating primarily in Europe, United States, and the Asia Pacific region for the production of our products depending on the brand. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications.
All of our garments are produced according to each brand’s specifications, and requires that all of manufacturers adhere to strict regulatory compliance and standards of conduct. The vendors’ factories are monitored by each brand’s production team to ensure quality control, and they are monitored by independent third-party inspectors we employ for compliance with local manufacturing standards and regulations on an annual basis. We also monitor our vendors’ manufacturing facilities regularly, providing technical assistance and performing in-line and final audits to ensure the highest possible quality.
We source our products from a variety of domestic and international manufacturers. When deciding which factory to source a specific product from, we take into account the following factors:
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Cost of garment

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Retail price for end consumer

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Production time

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Minimum order quantity

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Shipping/delivery time

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Payment terms

By taking all of these into consideration, we can focus on making sure we have access to in-demand and high quality products available for sale to our customer at the competitive price points and sustainable margins for our business.
Marketing
We believe marketing is a critical element in creating brand awareness and an emotional connection, as well as driving new customer acquisition and retention. Each brand has their own in-house marketing department, which creates and produces marketing initiatives specific to each marketing channel and based on the specific purpose, such as acquisition, retention or brand building. We also have an in-house marketing team at the DBG portfolio level, which reviews these brand initiatives, develops and helps initiate cross merchandising strategies, manages the data analytics and negotiates contracts using all our brands to lower the cost.
Our goal at the brand and the portfolio level is to increase brand awareness and reach, customer engagement, increase new customer conversion and repurchase rates and average order size. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:
Customer Acquisition Marketing
Paid Social Media Marketing:   This is our primary customer acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing. We believe our core customers rely on the opinions of their peers, often expressed through social media, Social media platforms are viral marketing platforms that allow our brands to communicate directly with our customers while also allowing customers to interact with us and provide feedback on our products and service. We make regular posts highlighting new products, brand stories, and other topics and images we deem “on brand”. By being a verified brand, our followers can shop products directly from our posts. We are also able to link to products in the stories feature.
Affiliate Marketing:   With select online publications and influencers, we’ve sought to establish CPA or revenue sharing agreements. We believe these agreements are effective in incentivizing influencers or media to push our product and allowing us to only pay partners based on performance.
Email Marketing:   We utilize email marketing to build awareness and drive repeat purchases. We believe this can be the most personalized customer communication channel for our brands, and therefore should continue to be one of our highest performing channels. We use an email service provider that enables us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click.
Retargeting:    We engage the services of certain retargeting engines that allow us to dynamically target our visitors on third-party websites via banner/content ads.
Content Marketing:   We use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.
Search Engine Optimization:   This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on internet search engines. This is done by optimizing our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.
Print Advertising:   We also intend to utilize print advertisements in magazines or billboards in major metropolitan areas to drive increased site traffic and brand awareness.
Video / Blog Content:   We plan to offer videos and blog posts as a way to engage and educate the customer on our brands, how to wear different looks and styles, and create confidence and trust between our brands and customers. Videos and blog posts will include interviews with our designers, a behind-the- scenes look at how products are made, features of other artists or creatives, and photo shoots.
Retail Stores:   We have successfully tested retail “pop ups” in the past. These “pop ups” have resulted in higher average order value, significantly lower customer returns (even when the retail customer orders online at a later date), and higher repurchase rate and annual spend. We view these retail locations as a marketing strategy, similar to allocating funds towards digital/online marketing. We expect our pop ups to generate a small to break even profit, which is more than offset by any potential marketing costs to acquire those customers in another marketing channel.
As we grow the entire DBG portfolio, we will test “pop up” locations for specific brands, and also develop a multi-line pop up that incorporate our other brands into the “pop-up”. We believe this strategy should be cost effective given the number of store closures from COVID-19. We will determine whether a “pop up” or wholesale specialty boutique is the better option for each market and brand.
Instagram and Influencer Marketing
Instagram and influencer marketing is one of our largest initiatives. On a weekly basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We have developed a certain set of criteria for working with influencers (for example, engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology).
Retail Locations
Currently, H&J have three showrooms located in Dallas, Houston and New Orleans. We plan to selectively open a number of selected additional H&J showrooms. We will also test opening a men’s multi-line showroom next to our H&J showrooms.
At the time of acquisition, Bailey 44 operated three retail locations in Southern California. All three locations were shut down in 2020 due to declining revenue and profitability.
Public Relations
To generate ongoing organic and word-of-mouth awareness, we intend to work with print and online media outlets to announce new products and develop timely news stories. We are in contact with leading fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We may utilize outside agencies from time to time. We plan to visit the major fashion, tech, and news outlets in New York City on a quarterly basis to keep them up to date on our latest launches and any relevant company developments. We also plan to host local Los Angeles press at our office space.
Celebrity gifting
We approach celebrity gifting in a strategic, discerning manner. We have longstanding, personal relationships with the industries top stylists; we do not send clothing blindly or unsolicited. We have successfully placed clothing (and as a result, fashion press) on a number of well-known A-list celebrities.
Loyalty Program
We plan to develop and launch a company-wide loyalty program, which would include all our brands. Our customer loyalty program will be designed to engage and reward our customers in a direct and targeted manner, and to cross merchandise our portfolio brands to our customers. Customers will earn reward points that can be used to purchase products. We will also use loyalty point multipliers to create customer purchases, especially, which is a strategy beauty retailers have effectively used.
Competition
Our business depends on our ability to create consumer demand for our brands and products. We believe we are well-positioned to compete in the apparel, leather products and accessories segments by developing high quality, well designed products at competitive prices that are often below our competitor’s pricing. We focus on designing products that we hope exceed consumer expectations, which should result in retention and repurchases. We will invest in cross merchandising brands to customers through customized customer communications and personalized styles and looks utilizing products across all our portfolio brands, which we believe creates a competitive advantage for our brands versus single brands. As noted above, each of our brands has different competitors depending on product, quality and price point.
Government Regulation
Our business is subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations, which address, among other things, the privacy and security of consumer information, sending of commercial email, and unfair and deceptive trade practices.
Under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, California recently enacted legislation that, among other things, will require new disclosures to California consumers, and afford such consumers new abilities to opt out of certain sales of personal information.. In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission, or FTC, regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for eCommerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the Internet.
Our international business is subject to additional laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our operations in foreign countries and territories or our contacts with consumers in such foreign countries and territories. Many foreign jurisdictions have laws, regulations, or other requirements relating to privacy, data protection, and consumer protection, and countries and territories are adopting new legislation or other obligations with increasing frequency.
In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and eCommerce. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and eCommerce could result in significant additional obligations on our business or may necessitate changes to our business practices. These obligations or required changes could have an adverse effect on our cash flows and results of operations. Further, any actual or alleged failure to comply with any of these laws or regulations by us, our vendors or our network of influencers could hurt our reputation, brand and business, force us to incur significant expenses in defending against proceedings or investigations, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties.
Facilities
We currently lease approximately 49,198 square feet of office and showroom spaces in the states of California, Dallas, Texas and Louisiana, United States, with leases that expire through 2023. We believe that our existing facilities, will be sufficient for our needs for the foreseeable future.
The following table sets forth information with respect to our facilities:
Location	Type	Square Footage (approximate)	Lease Expiration
Vernon, California	Corporate Warehouse and Distribution Center	42,206	2023
Los Angeles, California	Showroom	2,000	(1)
Austin, Texas	Interim Corporate Headquarters	500	(2)
Dallas, Texas	Office Space and Showroom	2,860	2022
Houston, Texas	Showroom	1,117	(3)
New Orleans, Louisiana	Showroom	1,015	(4)

(1)
Bailey’s lease for its showroom in Los Angeles, California expired on May 31, 2020. The lease is now a month-to-month lease.

(2)
We are currently leveraging shared office space, which expired on November 30, 2021. The lease is now a month-to-month lease. We are working with an agent to secure long-term office space in Austin, TX for our corporate headquarters.

(3)
Harper and Jones’ office and showroom lease expires on June 30, 2022. We are currently working with the landlord to extend the lease for six months to a year.

(4)
Harper and Jones’ office and showroom lease expired on September 30, 2021. The lease is now a month-to-month lease.

Employees
As of December 31, 2021, we had 58 employees, all of whom were full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.
Litigation
We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights. These matters also include the following:
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On February 28, 2020, a Company vendor filed a lawsuit against the Company’s non-payment of trade payables totaling $123,000. Such amounts, including expected interest, are included in accounts payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company is actively working to resolve this matter.

•
On March 25, 2020, a Bailey’s product vendor filed a lawsuit against Bailey for non-payment of trade payables totaling $492,390. Approximately the same amount is held in accounts payable for this vendor in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company and product vendor have entered into a settlement, which require the Company make ten monthly payments of approximately $37,000, the initial payment of which commenced in May 2021. Upon completion of the payment schedule, any remaining amounts will be forgiven. If the Company fails to meet its obligations based on the prescribed time frame, the full amount will be due with interest, less payments made.

•
On December 21, 2020, a Company investor filed a lawsuit against DBG for reimbursement of their investment totaling $100,000. Claimed amounts are included in short-term convertible note payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such short-term note payable will be incurred. The Company is actively working to resolve this matter.

•
In August 2020 and March 2021, two lawsuits were filed against Bailey’s by third-party’s related to prior services rendered. The claims (including fines, fees, and legal expenses) total an aggregate of $96,900. Both cases are in the preliminary stages and the Company believes the claims to be without merit. At this time, the Company is unable to determine potential outcomes but does not believe risk of loss is probable.

•
On September 24, 2020 a Bailey’s product vendor filed a lawsuit against Bailey’s non-payment of trade payables totaling approximately $481,000 and additional damages of approximately $296,000. Claimed amounts for trade payables are included in accounts payable in the accompanying consolidated balance sheets, net of payments made. The Company does not believe it will be liable for additional damages and therefore the Company does not believe additional accrual is needed over what is included in accounts payable at this time. The Company plans to contest any such damages vigorously.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, cash flows, or financial condition.

THE ACQUISITION OF SUNDRY
Although the following summarizes the material terms of the acquisition agreement of Sundry, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of this agreement, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Investors should not rely on the representations and warranties contained in the acquisition agreement or any description thereof as characterizations of the actual state of facts or condition of Sundry..
General
We have entered into acquisition agreement with the holders of the membership interests in Sundry which will close concurrently with the closing of this offering.
We believe the Sundry acquisition is a transformative acquisition for Digital Brands Group. In the short term, this acquisition creates significant scale immediately in revenues and internal cash flow for marketing and talent growth.
In the long term, we believe this acquisition will drive more brand awareness, acquisition growth and customer demand, which in turn should fuel our future growth across our platform, brands and customers. We believe this acquisition will also transform our brand portfolio, which we believe should make our brand portfolio more attractive and engaging for our current and potential customers and will drive more brand awareness and customer demand. We believe this acquisition will result in a significant acceleration in our marketing strategies, our customer acquisition growth, our customer retention, our annual spend per customer and our brand acquisitions.
Regarding customer reach, we believe this acquisition should result in a significant acceleration in our customer base due to Sundry’s large direct-to-consumer list. We plan to leverage Sundry’s customer list to cross market across our other brands, which we believe should drive incremental revenue growth for those brands. We believe this will create significant synergies between all our portfolio brands that should result in significantly lower customer acquisition costs, higher customer retention, higher annual spend per customer and higher lifetime value per customer.
Purchase Price
In January 2022, DBG signed an agreement with the holders of all of the outstanding membership interests in Sunnyside, LLC whereby at the closing of the acquisition, the holders of all of the membership interests of Sundry shall exchange all of such membership interests for $7.5 million of common stock at the closing price of our common stock as quoted on the NasdaqCM as of the date immediately preceding the closing and monies equal to $34.0 million; of this amount, $20.0 million will be paid at the closing and the balance will be evidenced by promissory notes due December 31, 2022 (“Seller Notes”); provided however, that if the audited aggregate net revenue of Sundry for the year ended December 31, 2021 (the “Audited Net Revenue”) times 1.5 is greater than $34.0 million, we shall pay the difference in cash pro rata to the Sellers and if the Audited Net Revenue times 1.5 is less than $34.0 million the Seller Notes will be reduced pro rata for such difference. A portion of the purchase price shall be paid to certain employees of Sundry who have a contractual right to receive a portion of the consideration payable in this transaction (the “Payees”).
$2.0 million of the cash to be paid at the closing will be deposited into escrow to cover possible indemnification obligations of the sellers under the agreement. If the Seller Notes, plus all unpaid interest thereunder, are not repaid in full on or prior to March 31, 2022, then on March 31, 2022, DBG shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. If the Seller Notes, plus all unpaid interest thereunder remain outstanding after March 31, 2022 and are not repaid in full on or prior to June 30, 2022, then on June 30, 2022, we shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. If the Seller Notes, plus all unpaid interest thereunder remain outstanding after June 30, 2022 and are not repaid in full on or prior to September 30, 2022, then on September 30, 2022, we shall issue an additional $2.5 million of common stock pro rata to the Sellers and the Payees. Any shares issued on either March 31, June 30 or September 30, 2022, shall be issued at the closing price of our common stock as quoted on the NasdaqCM as of the date immediately preceding the date of issuance but in no event at a price less than $1.59.

Under applicable NasdaqCM rules, no more than 20% of our common stock, measured as of the date of the closing, may be issued in connection with the acquisition of the membership interests in Sundry. If we are precluded from issuing the entire $7.5 million of common stock at the closing under said 20% rule, the balance owing will be paid in cash at the closing. If we are precluded from issuing $2.5 million of common stock on each of March 31, June 30 or September 30, 2022 under said 20% rule, any such amounts will take the form of promissory notes due on December 31, 2022. We may solicit shareholder approval for the issuance of any shares of common stock in excess of said 20% limitation which, if approved, would allow us to issue all shares described above in lieu of any such cash or note payments.
We agreed on the consideration that we are paying in the acquisition in the course of arm’s length negotiations with the holders of the membership interests in Sundry. In determining and negotiating this consideration, we relied on the experience and judgment of our management and our evaluation of the potential synergies that could be achieved in combining the operations of Sundry. We did not obtain independent valuations, appraisals or fairness opinions to support the consideration that we agreed to pay.
Summary of the terms of the acquisition agreement of Sundry
Timing of Closing.   We expect that the acquisition of Sundry will close concurrently with the consummation of this offering.
Representations and Warranties.   The acquisition agreement contains a number of representations and warranties made on the one hand by DBG and on the other hand by each of Sundry and the holders of the membership interests in Sundry. These representations and warranties were made as of the date of the acquisition agreement or, in some cases, as of a date specified in the representation and may be qualified by reference to knowledge, materiality or schedules to the acquisition agreement disclosing exceptions to the representations and warranties. The content of the representations and warranties reflects the results of arms’ length negotiations between the parties regarding their contractual rights. The descriptions of the provisions below are made for the purpose of describing the terms of the acquisition agreement and not as an affirmation of the accuracy of such representations and warranties.
DBG made certain representations to the owners of the membership interests in Sundry including, among others, representations concerning due organization, authority, enforceability, no conflicts, brokers and legal proceedings.
The holders of the membership interests in Sundry made representations to DBG regarding ownership, investment and brokers. Sundry made additional representations to DBG, including, among others, representations concerning due organization, authority, enforceability, no conflicts, brokers, legal proceedings valid issuance of membership interests, subsidiaries, financial statements, title to and sufficiency of assets, real property, personal property, intellectual property, inventory, accounts receivable, customers and suppliers, insurance, contracts, permits, undisclosed liabilities, taxes, employee benefit plans, and other employment matters, compliance with laws, compliance with ERISA, insurance, absence of changes, environmental matters, tax matters, organized labor matters and certain business practices.
Indemnification.   The holders of the membership interests in Sundry have agreed to indemnify us and hold us harmless, and we have agreed to indemnify and hold the sellers harmless, from losses relating to a breach by the indemnifying party of its representations and warranties or covenants contained in the acquisition agreement or the breach of or failure to perform any of its obligations under the acquisition agreement, including to those relating to certain tax matters. Losses relating to a breach of a representation, warranty or covenant generally may be indemnified if asserted prior to the 12 month anniversary of the acquisition. Except in the case of intentional fraud, or as set forth below, the total aggregate losses the sellers, on the one hand, and DBG on the other hand, may suffer or sustain relating to such losses shall not exceed $2.0 million and $500,000 respectively. Indemnification claims relating to breaches of a representation or warranty made by the sellers related to ownership of membership interests and brokers, those made by Sundry related to, corporate existence, authority, and qualification, capitalization and brokers and those made by DBG related to organization and authority, no conflicts and consents, valid issuance and brokers may be asserted at any time up to a limit of $35.0 million; provided, however, that, except in the case of intentional fraud, no seller shall indemnify us for any amount in excess of the amount of proceeds such seller actually receives in the acquistion transaction.

Closing Conditions.   The obligations of DBG and the holders of the membership interests in Sundry to complete the acquisition are subject to the satisfaction or waiver of conditions including, among others:
•
the accuracy as of the closing date of the representations and warranties made by the other parties in the acquisition agreement;

•
the receipt of all required approvals, consects and waivers;

•
the other parties’ execution and delivery of all of the documents and instruments that they are required to execute and deliver or enter into prior to or at closing, and performance, compliance with or satisfaction in all material respects of the other obligations, agreements and conditions under the acquisition agreement that they are required to perform, comply with or satisfy at or prior to closing;

•
the absence of a material adverse effect affecting Sundry;

•
the absence of any actual or threatened suit, action injunction, restraining order or other proceeding that challenges or seeks damages or other relief in connection with the acquisition or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the acquisition; and

•
DGB shall had effected a private or public offering of securities with net proceeds of at least $20.0 million.

Termination of the Acquisition Agreement.   The acquisition agreement may be terminated, under certain circumstances, prior to the closing of this offering, including:
(a)
by either DBG or the holders of the membership interests in Sundry if a breach or default by the other party in the performance of any of its material obligations under the acquisition agreement occurs and is not cured within thirty days;

(b)
by either DBG or the holders of the membership interests in Sundry if this offering has not closed by June 30, 2022, subject to certain exceptions (the “Outside Date”);

(c)
by either DBG or the holders of the membership interests in Sundry if any law or governmental order restrains, enjoins or prohibits the acquisition; or

(d)
by the written agreement of DBG and the holders of the membership interests in Sundry.

If the closing of the acquisition does not accur by the Outside Date other than a termination of the acquisition agreement by DGB under paragraph (a) above or a termination under paragraphs (c) or (d) above, we will issue an aggregate of $2.5 million of our common stock to the holders of the membership interests in Sundry as a break-up fee, the shares to be issued at the closing price of our common stock on the Outside Date as quoted on the NasdaqCM but in no event at a price less than $1.59.
There can be no assurance that the conditions to the closing of the acquisition of Sundry will be satisfied or waived or that the acquisition agreements will not be terminated prior to the closing. However, if the acquisition is not completed, this offering will not be completed.

MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors as of December 31, 2021.
Name	Age	Position
Executive Officers and Directors
John “Hil” Davis	49	President, Chief Executive Officer and a Director
Laura Dowling	42	Chief Marketing Officer
Reid Yeoman	39	Chief Financial Officer
Mark T. Lynn	37	Director
Trevor Pettennude	54	Director
Jameeka Aaron	41	Director
Huong “Lucy” Doan	53	Director
Board Composition
Our board of directors may establish the authorized number of directors from time to time by resolution.
No current or pending member of our board of directors or Compensation Committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.
Executive Officers
John Hilburn Davis IV, “Hil”, has served as our President and Chief Executive Officer since March 2019 and a Director since November 2020.He joined DSLTD to overhaul its supply chain in March 2018. Prior to that, Mr. Davis founded two companies, BeautyKind and J.Hilburn. He founded and was CEO of BeautyKind from October 2013 to January 2018. He also founded and was CEO of J.Hilburn from January 2007 to September 2013, growing it from $0 to $55 million in revenues in six years. From 1998 to 2006 Mr. Davis worked as an equity research analyst covering consumer luxury publicly traded companies at Thomas Weisel Partners, SunTrust Robinson Humphrey and Citadel Investment Group. He graduated from Rhodes College in 1995 with a BA in Sociology and Anthropology. On December 16, 2021, Mr. Davis filed for personal bankruptcy through the filing of a Chapter 7 bankruptcy petition in Texas federal court.
Laura Dowling has served as our Chief Marketing Officer since February 2019. Prior to that she was the Divisional Vice President of Marketing & PR, North America at Coach from February 2016 to August 2018. At Coach Ms. Dowling led a team of 25 and was held accountable for $45 million profit and loss. From August 2011 to February 2016, she was the Director of Marketing & PR at Harry Winston and from March 2009 to August 2011 she was the Director of Wholesale Marketing at Ralph Lauren. Ms. Dowling holds both a Masters degree (2002) and Bachelors degree (2001) in Communications & Media Studies with a Minor in French from Fordham University.
Reid Yeoman has served as our Chief Financial Officer since October 2019. Mr. Yeoman is a finance professional with a core Financial Planning & Analysis background at major multi-national Fortune 500 companies — including Nike & Qualcomm. He has a proven track record of driving growth and expanding profitability with retail. From November 2017 to September 2019, Mr. Yeoman served as CFO/ COO at Hurley — a standalone global brand within the Nike portfolio — where he managed the full profit and loss/Balance Sheet, reporting directly to Nike and oversaw the brand’s logistics and operations. He is a native Californian and graduated with an MBA from UCLA’s Anderson School of Management in 2013 and a BA from UC Santa Barbara in 2004.

Nonemployee Board Members
Mark T. Lynn has been a director of our company since inception and serve as our Co-Chief Executive Officer from September 2013 to the October 2018. Prior to joining us, until September 2011 he was Co-Founder of WINC, a direct-to-consumer e-commerce company which was then the fastest growing winery in the world, backed by Bessemer Venture Partners. Prior to Club W, Mr. Lynn co-founded a digital payments company that was sold in 2011. He holds a digital marketing certificate from Harvard Business School’s Executive Education Program. Mr. Lynn’s extensive corporate and leadership experience qualifies her to serve on our board of directors.
Trevor Pettennude is a seasoned financial services executive. In 2013, Mr. Pettennude became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. He is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually. Mr. Pettennude’s extensive corporate and leadership experience qualifies her to serve on our board of directors.
Jameeka Green Aaron became a director of our company in May 2021. Ms. Aaron is the Chief Information Security Officer at Auth0. Ms Aaron is responsible for the holistic security and compliance of Auth0’s platform, products, and corporate environment. Auth0 provides a platform to authenticate, authorize, and secure access for applications, devices, and users. Prior to her current role Ms. Aaron was the Chief Information Officer Westcoast Operations at United Legwear and Apparel. Her 20+ years of experience include serving as the Director of North American Technology and Director of Secure Code and Identity and Access Management at Nike, and as Chief of Staff to the CIO of Lockheed Martin Space Systems Company. Ms. Aaron is also a 9-year veteran of the United States Navy. Ms. Aaron’s dedication to service has extended beyond her military career. She is committed to advancing women and people of color in Science, Technology, Engineering, and Mathematics (STEM) fields she is an alumni of the U.S. State Department’s TechWomen program and the National Urban League of Young Professionals. Ms. Aaron currently sits on the board of the California Women Veterans Leadership Council, is an advisor for U.C. Riverside Design Thinking Program, and is a member of Alpha Kappa Alpha Sorority, Inc. Born in Stockton, California, Ms. Aaron holds a bachelor’s degree in Information Technology from the University of Massachusetts, Lowell. Ms. Aaron’s extensive corporate and leadership experience qualifies her to serve on our board of directors.
Huong “Lucy” Doan became a director of our company in December 2021. Ms. Doan is a seasoned finance and strategy executive who brings expertise working with some of the world’s best-known brands. Since 2018, Ms. Doan serves as advisor to CEOs and founders of high-growth DTC, ecommerce and retail brands, in apparel and consumer products. In this capacity, she provides strategic guidance to successfully scale businesses while driving profitability, with focus on operational excellence and capital resource planning. In 2019, she became a board member of Grunt Style, a patriotic apparel brand. Prior, Ms. Doan spent 20 years in senior executive roles at Guitar Center, Herbalife International, Drapers & Damons, and Fox Television, where she built high performance teams to drive execution of business plans and growth strategies. Ms. Doan’s extensive corporate and leadership experience qualifies her to serve on our board of directors.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. The board of directors may also establish other committees from time to time to assist our company and the board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NasdaqCM and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at www.digitalbrandsgroup.co. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.
Audit committee
Trevor Pettennude, Jameeka Green Aaron and Hong Doan serve on the audit committee, which is chaired by Trevor Pettennude. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NasdaqCM, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of directors has designated Trevor Pettennude as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:
•
appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•
pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•
reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•
reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•
coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•
establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•
recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•
monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•
preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•
reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•
reviewing quarterly earnings releases.

Compensation committee
Trevor Pettennude, Jameeka Green Aaron and Hong Doanserve on the compensation committee, which is chaired by Jameeka Green Aaron. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable NasdaqCM rules. The compensation committee’s responsibilities include:
•
annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•
evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•
reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•
reviewing and establishing our overall management compensation, philosophy and policy;

•
overseeing and administering our compensation and similar plans;

•
reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NasdaqCM rules;

•
retaining and approving the compensation of any compensation advisors;

•
reviewing and approving our policies and procedures for the grant of equity-based awards;

•
reviewing and recommending to the board of directors the compensation of our directors; and

•
preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Nominating and corporate governance committee
Trevor Pettennude, Jameeka Green Aaron and Hong Doan serve on the nominating and corporate governance committee, which is chaired by Hong Doan. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NasdaqCM rules. The nominating and corporate governance committee’s responsibilities include:
•
developing and recommending to the board of directors’ criteria for board and committee membership;

•
establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders; and

•
reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

•
Involvement in Certain Legal Proceedings
There are no legal proceedings that have occurred within the past ten years concerning our directors, or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.
On December 16, 2021, Mr. Davis filed for personal bankruptcy through the filing of a Chapter 7 bankruptcy petition in Texas federal court. Except for Mr. Davis, none of our directors and officers has been affiliated with any company that has filed for bankruptcy within the last ten years. We are not aware of any proceedings to which any of our officers or directors, or any associate of any such officer or director, is a party adverse to us or any of our or has a material interest adverse to us or any of our subsidiaries.

EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
The summary compensation table below shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2021 and 2020. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.
Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards	All Other Compensation	Total
John “Hil” Davis	2021	$350,000	$—	2,958,441	$—	$3,308,441
President and Chief Executive Officer	2020	$222,500	$—	$—	$—	$222,500
Laura Dowling	2021	$300,000	$—	$551,948	$—	$851,948
Chief Marketing Officer	2020	$258,231	$—	$—	$—	$258,231
Reid Yeoman	2021	$250,000	$—	$176,623	$—	$426,623
Chief Financial Officer	2020	$225,000	$—	$—	$—	$225,000
Employment Agreements
In December 2020, we entered into an offer letter with Mr. Davis, our Chief Executive Officer and a member of our board. The offer letter provides for an annual base salary of $350,000 effective October 1, 2020, and for Mr. Davis to be appointed to our board effective November 30, 2020. Effective January 1, 2021, Mr. Davis is also eligible to receive an annual bonus with a target of 175%, and with a range from 0% to a maximum of 225%, of his base salary based upon achievement of Company and individual goals. He is also eligible to participate in employee benefit plans that we offer to our other senior executives. In the event of a termination of his employment after June 30, 2021, Mr. Davis is eligible for severance benefits as may be approved by the Board. Mr. Davis is subject to our recoupment, insider trading and other company policies, a perpetual non-disclosure of confidential information covenant, a non-disparagement covenant and a non-solicitation of employees covenant. Mr. Davis’ offer letter also provided for an option grant exercisable for up to 2,144,000 shares of our common stock to him at a per share exercise price equal to the IPO price, of which 75% of the options vested on the effective date of the IPO and 25% of the options vest in accordance with the vesting schedule provided in the Company’s 2020 Stock Plan. Mr. Davis is an at- will employee and does not have a fixed employment term.
In December 2020, we entered into an offer letter with Ms. Dowling, our Chief Marketing Officer. The offer letter provides for an annual base salary of $300,000 effective upon the closing of the IPO. Effective January 1, 2021, Ms. Dowling is also eligible to receive an annual bonus with a target of 100%, and with a range from 0% to a maximum of 125%, of her base salary based upon achievement of Company and individual goals. She is also eligible to participate in employee benefit plans that we offer to our other senior executives. In the event of a termination of her employment after June 30, 2021, Ms. Dowling is eligible for severance benefits as may be approved by the Board. Ms. Dowling is subject to our recoupment, insider trading and other company policies, a perpetual non-disclosure of confidential information covenant, a non- disparagement covenant and a non-solicitation of employees covenant. Ms. Dowling’s offer letter also provided for an option grant exercisable for up to 288,000 shares of our common stock to her at a per share exercise price equal to the IPO price, of which 75% of the options vested on the effective date of the IPO and 25% of the options vest in accordance with the vesting schedule provided in the Company’s 2020 Stock Plan. Ms. Dowling is an at-will employee and does not have a fixed employment term.
In December 2020, we entered into an offer letter with Mr. Yeoman, our Chief Financial Officer. The offer letter provides for an annual base salary of $250,000 effective upon the closing of the IPO. Effective January 1, 2021, Mr. Yeoman is also eligible to receive an annual bonus with a target of 50%, and with a range from 0% to a maximum of 75%, of his base salary based upon achievement of Company and individual goals. He is also eligible to participate in employee benefit plans that we offer to our other senior executives.

In the event of a termination of his employment after June 30, 2021, Mr. Yeoman is eligible for severance benefits as may be approved by the Board. Mr. Yeoman is subject to our recoupment, insider trading and other company policies, a perpetual non-disclosure of confidential information covenant, a non- disparagement covenant and a non-solicitation of employees covenant. Mr. Yeoman’s offer letter also provided for an option grant 128,000 shares of our common stock to him at a per share exercise price equal to the IPO price, of which 75% of the options vested on the effective date of the IPO and 25% of the options vest in accordance with the vesting schedule provided in the Company’s 2020 Stock Plan. Mr. Yeoman is an at-will employee and does not have a fixed employment term.
Compensation of Directors
No obligations with respect to compensation for non-employee directors have been accrued or paid for any periods presented in this Prospectus.
Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that any compensation package for our non-employee directors should be equity-based to align the interest of these directors with our stockholders. On the effective date of the offering, each of our director nominees will be granted options to purchase 20,000 shares of common stock at a per share exercise price equal to the price of the shares of common stock in this offering. The options will vest over a one year period of time. We may in the future grant additional options to our non-employee directors although there are no current plans to do so. We do not currently intend to provide any cash compensation to our non-employee directors.
Directors who are also our employees will not receive any additional compensation for their service on our board of directors.
2020 Incentive Stock Plan
We have adopted a 2020 Omnibus Incentive Stock Plan (the “2020 Plan”). An aggregate of 3,300,000 shares of our common stock is reserved for issuance and available for awards under the 2020 Plan, including incentive stock options granted under the 2020 Plan. The 2020 Plan administrator may grant awards to any employee, director, and consultants of the company and its subsidiaries. To date, 2,712,000 grants have been made under the 2020 Plan and 588,000 shares remain eligible for issuance under the Plan.
The 2020 Plan is currently administered by the Compensation Committee of the Board as the Plan administrator. The 2020 Plan administrator has the authority to determine, within the limits of the express provisions of the 2020 Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Board may at any time amend or terminate the 2020 Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the 2020 Plan without the consent of the recipient. No awards may be made under the 2020 Plan after the tenth anniversary of its effective date.
Awards under the 2020 Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock Units, performance share or Unit awards, other stock-based awards and cash-based incentive awards.
Stock Options
The 2020 Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the 2020 Plan administrator. The exercise price for stock options will be determined by the 2020 Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the 2020 Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the 2020 Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the 2020 Plan administrator (including one or more forms of “cashless” or “net” exercise).
Stock Appreciation Rights
The 2020 Plan administrator may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The exercise price for a SAR will be determined by the 2020 Plan administrator in its discretion; provided, however, that in no event shall the exercise price be less than the fair market value of our common stock on the date of grant.
Restricted Shares and Restricted Units
The 2020 Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period. The 2020 Plan administrator also may award to a participant Units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted Units”). The terms and conditions of restricted share and restricted Unit awards are determined by the 2020 Plan administrator.
Performance Awards
The 2020 Plan administrator may grant performance awards to participants under such terms and conditions as the 2020 Plan administrator deems appropriate. A performance award entitles a participant to receive a payment from us, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the 2020 Plan administrator.
Other Stock-Based Awards
The 2020 Plan administrator may grant equity-based or equity-related awards, referred to as “other stock- based awards,” other than options, SARs, restricted shares, restricted Units, or performance awards. The terms and conditions of each other stock-based award will be determined by the 2020 Plan administrator. Payment under any other stock-based awards will be made in common stock or cash, as determined by the 2020 Plan administrator.
Cash-Based Awards
The 2020 Plan administrator may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees. The terms and conditions of each cash-based award will be determined by the 2020 Plan administrator.
2013 Stock Plan
Eligibility and Administration
Our employees, outside directors and consultants are eligible to receive nonstatutory options or the direct award or sale of shares under our 2013 Stock Plan, while only our employees are eligible to receive grants of ISOs under our 2013 Stock Plan. A person who owns more than 10% of the total combined voting power of all classes of our outstanding stock, of the outstanding common stock of our parent or subsidiary, is not eligible for the grant of an ISO unless the exercise prices is at least 110% of the fair market value of a share on the grant date and such ISO is not exercisable after five years from the grant date. The 2013 Stock Plan may be administered by a committee of the board of directors, and if no committee is appointed, then the board of directors. The board of directors has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2013 Stock Plan, subject to its express terms and conditions.
Shares Available and Termination
In the event that shares previously issued under the 2013 Stock Plan are reacquired, such shares will be added to the available shares for issuance under the 2013 Stock Plan. In the event that shares that would have otherwise been issuable under the 2013 Stock Plan were withheld in payment of the purchase price, exercise price, or withholding taxes, such shares will remain available for issuance under the 2013 Stock Plan. In the event that an outstand option or other right is cancelled or expired, the shares allocable to the unexcised portion of the option or other right will be added to the number of shares available under the 2013 Stock Plan.
The 2013 Stock Plan will terminate automatically 10 years after the later of (i) the date when the board of directors adopted the 2013 Stock Plan or (ii) the date when the board of directors approved the most recent increase in the number of shares reserved under the 2013 Stock Plan that was also approved by our stockholders.
Awards
The 2013 Stock Plan provides for the grant of shares of common stock and options, including ISO intended to qualify under Code Section 422 and nonstatutory options which are not intended to qualify. All awards under the 2013 Stock plan will be det forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.
As of December 31, 2021, there were options to purchase 1,163,103 shares of our common stock at a weighted average exercise price of $2.82 per share.
Related Person Transactions — Digital Brands Group, Inc.
On the effective date of the IPO, we granted stock options to acquire up to an aggregate of 2,672,000 shares to our Chief Executive Officer, Chief Marketing Officer and Chief Financial Officer at a per share exercise price equal to the initial public offering price of the shares.
Related Person Transactions — DBG
DBG uses Banctek Solutions, a registered independent sales organization (ISO) of FirstData as its back- end payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude’s involvements with DBG. Total expenses for the years ended December 31, 2020 and 2019 were approximately $25,000 and $140,000, respectively, and included in sales and marketing in the accompanying statements of operations.
Two former officers, Corey Epstein and Mark Lynn (“Former Officers”), and one current officer, Hil Davis, of DBG deferred their salary during portions of 2014-2016 and 2019, respectively. DBG commenced repaying the Former Officers obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay to Former Officers, as of December 31, 2018 was approximately $430,500. DBG has loaned funds to these same Former Officers of DBG throughout the life of the business, which net of repayments amounted to approximately $234,500 as of December 31, 2018. These loans are payable on demand and do not bear interest. Due to the right of offset of the loans’ receivable and backpay for the Former Officers such amounts were netted as of December 31, 2018 and included in due to related parties on the accompanying balance sheet. As of December 31, 2018, due to related parties totaled

415,380 which included additional advances from one Former Officer, and the current officer, John “Hil” Davis. In 2019, the balance due to one of the Former Officers, was relieved in full through offset. The second Former Officer, who is a director, received repayment on all balances that existed as of 2018 and advanced additional funds to DBG. These advances are non-interest bearing and due on demand. The current officer, John “Hil” Davis, converted prior advances to a loan payable. The loan payable accrued interest at 5% per annum until March 25, 2021, at which time Mr. Davis agreed to waive any further requirement for the payment of future interest and to convert the balance into shares of common stock at the completion of the IPO at a 30% discount to the IPO price. As of December 31, 2020 and 2019, the due to related parties account on the accompanying balance sheet include advances from the Former Officer, Mark Lynn, who also serves as a director, totaling $194,568, and accrued salary of $246,885 and $68,859 to current officers.
A portion of the net proceeds of the IPO were used to pay salary and expenses to Laura Dowling, our Chief Marketing Officer, and Mark Lynn, a director. In addition, each of Mark Lynn, John “Hil” Davis, and Trevor Pettennude converted certain amounts owed to them into shares of common stock at the effective date of the IPO at a 30% discount to the IPO price as part of the Debt Conversion.
Related Person Transactions — Bailey
On July 22, 2019 Bailey entered into two promissory note agreements with its managing member, Norwest Venture Partners, totaling $350,000. The notes bear interest at 12%, and all principal and accrued interest was payable on July 22, 2021.
On December 12, 2019 Bailey entered into two promissory note agreements with its managing member, Norwest Venture Partners, totaling $500,000. The notes bear interest at 12%, and all principal and accrued interest was payable on July 22, 2021.
Related Person Transactions — H&J
In July 2017, H&J issued a promissory note with a principal of $300,000 to a company owned by its majority owner. The note has an interest rate of 12% per annum, and is payable on or before July 10, 2022. Interest is paid quarterly. In October 2019, H&J borrowed an additional $125,000 pursuant to an addendum to the promissory note. During 2020, H&J borrowed an additional $210,000 pursuant to an addendum. The balance of the note was $635,000, and $425,000, as of December 31, 2020 and 2019, respectively. Accrued interest at December 31, 2020 and 2019 was $19,500 and $10,500, respectively.
In December 2019, H&J issued a promissory note with a principal amount of $75,000 to its majority owner. The note has an interest rate of 8.5% and is payable on or before December 31, 2020. The note was repaid during 2020 and balance of the note was $0 and $75,000 as of December 31, 2020 and 2019, respectively.
Related Person Transactions — Stateside
In May 2019, Stateside advanced funds to a company partially owned by its member. As of September 30, 2021 and December 31, 2020, the amount outstanding was $97,551 and $97,472, respectively.
These advances are unsecured, non-interest bearing, and due on demand.
Stateside has a lease with the owner for its office and showroom facilities.
During the nine months ended September 30, 2021 and year ended December 31, 2020, Stateside paid payroll expenses on behalf of a related party entity totaling $0 and $34,615, respectively.
On August 30, 2021, we entered into a Membership Interest Purchase Agreement (the “MIPA”) with Moise Emquies pursuant to which we acquired all of the issued and outstanding membership interests of MOSBEST, LLC, a California limited liability company (“Stateside” and such transaction, the “Stateside Acquisition”). Pursuant to the MIPA, the seller, as the holder of all of the outstanding membership interests of Stateside, exchanged all of such membership interests for $5.0 million in cash and a number of shares of our common stock equal to $5.0 million, or 1,101,538 shares (the “Shares”), which number of Shares was calculated in accordance with the terms of the MIPA. Of such amount, $375,000 in cash and a number of

Shares equal to $375,000, or 82,615 shares (calculated in accordance with the terms of the MIPA), is held in escrow to secure any working capital adjustments and indemnification claims.
The Stateside Acquisition closed on August 30, 2021. Upon closing of the Stateside Acquisition and the other transactions contemplated by the MIPA, Stateside became a wholly-owned subsidiary of the Company.
At the time of the acquisition, Moise Emquies was a member of the Board of Directors of the Company. The Stateside Acquisition was unanimously approved by all of the members of the Company’s Board of Directors (other than Moise Emquies who recused himself).
Related Person Transactions — Sundry
During the years ended December 31, 2020 and 2019, an entity owned by a member of Sundry paid Sundry $133,056 and $231,826, respectively, for showroom and personnel expenses. As of December 31, 2020 and 2019, this entity owed Sundry $0 and $92,318, respectively.
During the years ended December 31, 2020 and 2019, Sundry paid approximately $970,000 and $1,225,000, respectively, to a vendor that is owned by a member of Sundry for inventory production.
Policies and Procedures for Related Person Transactions
Our board of directors intends to adopt a written related person policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Trevor Pettennude, Jameeka Aaron, and Huong “Lucy” Doan, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non- employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

PRINCIPAL STOCKHOLDERS
The table below sets forth information regarding the projected beneficial ownership of our common stock immediately after the closing of this offering by the following individuals or groups:
•
each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•
each of our executive officers;

•
each of our directors and director nominees; and

•
all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities in question. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock held by them.
Shares of common stock issuable pursuant to a stock option, warrant or convertible note that is currently exercisable or convertible, or is exercisable or convertible within 60 days after the date of determination of ownership, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of the stock option, warrant or convertible note but are not treated as outstanding for purposes of computing the percentage ownership of any other person.
The applicable percentage ownership “Before the Offering” in the following table is based on             shares of our common stock outstanding as of December 31, 2021, and includes             shares of common stock issuable to the holder of the membership interests in Sundry (assuming a public offering price per share of $      ). The applicable percentage ownership “After the Offering” in the following table (i) includes the             shares of our common stock issued in this offering, and (ii) assumes that the underwriters’ over-allotment option will not be exercised. Excludes as of such date:
•
Outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October2021 and October 2030;

•
Outstanding stock options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031;

•
Up to 2.7 million shares of our common stock issuable upon conversion of approximately $10.0 million of convertible notes;

•
Up to 5.83 million shares of common stock issuable further to a $17.5 million equity line of credit; and

•
568,000shares of our common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

Unless otherwise indicated, the address for each officer, director and director nominee in the following table is c/o Digital Brands Group, Inc., 1400 Lavaca Street, Austin, TX 787
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Executive Officers and Directors
John “Hil” Davis(1)	1,713,641	18.8%	1,713,641	%
Laura Dowling(2)	334,667	4.3%	334,667	%
Reid Yeoman(3)	114,000	1.5%	114,000	%
Mark Lynn(4)	507,386	6.5%	507,386	%
Trevor Pettennude(5)	328,625	4.3%	328,625	%
Jameeka Aaron(6)	15,000	*	15,000	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Huong “Lucy” Doan(7)	20,000	*	20,000	*
All executive officers, directors and director nominees as a group (7 persons)(8)	3,013,319	23.6%	3,013,319	%
Additional 5% Stockholders
Drew Jones(9)	1,820,000	14.3%	1,820,000	%
2736 Routh Street
Dallas, Texas 75201
Moise Emquies	963,847	7.6%	963,847	%
Norwest Venture Partners XI, LP	796,981	6.2%	796,981	%
Norwest Venture Partners XII, LP	796,981	6.2%	796,981	%

*
Less than one percent.

(1)
Represents options exercisable at $4.00 per share.

(2)
Represents options to acquire up to 300,000 shares of common stock, exercisable at $4.00 per share and options to acquire up to 34,667 shares of common stock, exercisable at $3.28 per share.

(3)
Represents options to acquire up to 96,000 shares of common stock, exercisable at $4.00 per share and options to acquire up to 18,000 shares of common stock, exercisable at $3.28 per share.

(4)
Includes options to acquire up to 321,011 shares of common stock exercisable between $1.56 and $3.28 per share.

(5)
Includes options to acquire up to 74,880 shares of common stock exercisable between $1.56 and $3.28 per share.

(6)
Represents options exercisable at $4.00 per share.

(7)
Represents options exercisable at $3.56 per share.

(8)
Includes options to acquire up to 2,452,558 shares of common stock exercisable between $1.56 and $4.00.

(9)
Represents shares issued to D. Jones Tailored Collection, Ltd., a Texas limited partnership, an entity controlled by Drew Jones.

DESCRIPTION OF CAPITAL STOCK
Authorized and Outstanding Capital Stock
Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, of which 12, 799,047 shares are issued and outstanding as of December 31, 2021, and 10,000,000 shares of preferred stock, $0.0001 par value per share, no shares of which are issued and outstanding. The following description of our capital stock is only a summary and is subject to and qualified in its entirety by our Sixth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.
Securities Offered in this Offering
We are offering             shares of common stock and Class B warrants to purchase up to                  shares of common stock. The share of common stock and accompanying Class B warrants will be issued separately. We are also registering the shares of common stock issuable from time to time upon exercise of the Class B warrants offered hereby. The description of our common stock is set forth above in this section. The following is a summary of certain terms and provisions of the Class B warrants offered hereby. Prospective investors should carefully review the terms and provisions set forth in the form of Class B warrant, which is attached as an exhibit to the registration statement of which this prospectus is a part.
Class B Warrants
Exercisability.   The Class B warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Class B warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the Class B warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Class B warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class B warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Class B warrant. No fractional shares of common stock will be issued in connection with the exercise of a Class B warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.
Exercise Limitation.   A holder will not have the right to exercise any portion of the Class B warrant if the holder (together with its affiliates) would beneficially own more than 4.99% of the outstanding Common Stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Class B warrants.
Exercise Price.   The exercise price per whole share of Common Stock purchasable upon exercise of the Class B warrants is $      per share or 110% of the public offering price of the combined public offering price. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.
Transferability.   Subject to applicable laws, the Class B warrants may be offered for sale, sold, transferred or assigned without our consent.
Warrant Agent.   The Class B warrants will be issued in registered form under a warrant agency agreement between VStock Transfer, LLC, as warrant agent, and us. The Class B warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.
Fundamental Transactions.   In the event of a fundamental transaction, as described in the Class B warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Class B warrants will be entitled to receive upon exercise of the Class B warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class B warrants immediately prior to such fundamental transaction.
Rights as a Stockholder.   Except as otherwise provided in the Class B warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Class B warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Class B warrant.
Governing Law.   The Class B warrants and the warrant agency agreement are governed by New York law.
Common Stock
Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.
Preferred Stock
The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:
•
impairing dividend rights of the common stock;

•
diluting the voting power of the common stock;

•
impairing the liquidation rights of the common stock; and

•
delaying or preventing a change in control of us without further action by the stockholders.

Options
As of December 31, 2021 there were outstanding options to acquire up to 3,895,103 shares of our common stock at exercise prices between $0.14 and $4.15 expiring between June 2024 and May 2031.;

Warrants
As of December 31, 2021, there were outstanding warrants to acquire up to 3,591,348 shares of our common stock at exercise prices between $2.66 and $7.66 expiring between October 2021 and October 2030..
Convertible Notes
The Oasis Note, in the principal amount of $5,265,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The Note is convertible at the option of Oasis Capital into shares of our common stock at a conversion price (the “Oasis Conversion Price”) which is the lesser of (i) $3.601, and (ii) 90% of the average of the two lowest volume-weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion.
Oasis Capital is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the Oasis Conversion Price set forth in any conversion notice is less than $3.00 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock.
The FirstFire Note, in the principal amount of $1,575,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The FirstFire Note is convertible at the option of FirstFire into shares of our common stock at a conversion price (the “FirstFire Conversion Price”) which is the lesser of (i) $3.952, and (ii) 90% of the average of the two lowest volume- weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion. FirstFire is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the FirstFire Conversion Price set forth in any conversion notice is less than $3.00 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock.
The Second FirstFire Note, in the principal amount of $2,625,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The FirstFire Note is convertible at the option of FirstFire into shares of our common stock at a conversion price (the “Second FirstFire Conversion Price”) which is the lesser of (i) $4.28, and (ii) 90% of the average of the two lowest volume-weighted average prices during the five consecutive trading day period preceding the delivery of the notice of conversion. FirstFire is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the FirstFire Conversion Price set forth in any conversion notice is less than $3.29 per share, we, at our sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of our common stock.
Anti-Takeover Provisions and Choice of Forum
Certain provisions of Delaware law and our sixth amended and restated certificate of incorporation and bylaws could make the following more difficult:
•
the acquisition of us by means of a tender offer;

•
acquisition of control of us by means of a proxy contest or otherwise; and

•
the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law.   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business acquisition “ with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business acquisition “ or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business acquisition “ includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Stockholder Meetings.   Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer and the president, and stockholders holding an aggregate of 25% of our shares of our common stock may call special meetings of stockholders.
No Cumulative Voting.   Our sixth amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.
Action by Written Consent of Stockholders Prohibited.   Our sixth amended and restated certificate of incorporation does not allow stockholders to act by written consent in lieu of a meeting, unless approved in advance by our board of directors.
Undesignated Preferred Stock.   The authorization of undesignated preferred stock makes it possible for the board of directors without stockholder approval to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.
Amendment of Provisions in the Sixth Amended and Restated Certificate of Incorporation.   The Sixth amended and restated certificate of incorporation will generally require the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock in order to amend any provisions of the sixth amended and restated certificate of incorporation concerning, among other things:
•
the required vote to amend certain provisions of the sixth amended and restated certificate of incorporation;

•
the reservation of the board of director’s right to amend the amended and restated bylaws, with all rights granted to stockholders being subject to this reservation;

•
management of the business by the board of directors;

•
number of directors and structure of the board of directors;

•
removal and appointment of directors;

•
director nominations by stockholders;

•
prohibition of action by written consent of stockholders;

•
personal liability of directors to us and our stockholders; and

•
indemnification of our directors, officers, employees and agents.

Choice of Forum.   Our sixth amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•
any derivative action or proceeding brought on our behalf;

•
any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•
any action asserting a claim against us or our directors, officers or other employees arising under the Delaware General Corporation Law, our sixth amended and restated certificate of incorporation or our bylaws;

•
any action or proceeding to interpret, apply, enforce or determine the validity of our sixth amended and restated certificate of incorporation or our bylaws;

•
any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or

•
any action asserting a claim against us or our directors, officers or other employees that is governed by the “internal affairs doctrine” as that term is defined in Section 115 of the Delaware General Corporation Law, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Our sixth amended and restated certificate of incorporation further provides that unless the Company consents in writing to the selection of an alternative forum, the U.S. federal district courts have exclusive jurisdiction of the resolution of any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this exclusive forum provision of our sixth amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find this choice of forum provision in our sixth amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. Additional costs associated with resolving an action in other jurisdictions could materially adversely affect our business, financial condition and results of operations
Limitations on Directors’ Liability and Indemnification
Our sixth amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:
•
any breach of their duty of loyalty to the corporation or its stockholders;

•
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

•
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our sixth amended and restated certificate of incorporation provides that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law, and our amended and restated bylaws provide that we shall indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.
We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our sixth amended and restated certificate of incorporation and bylaws.

These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.
We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is VStock Transfer, LLC. The telephone number of VStock Transfer, LLC is (212) 828-8436.
NasdaqCM Listing
Our common stock and Class A warrants are listed on the NasdaqCM under the symbols “DBGI” and “DBGIW”, respectively.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock and the purchase, exercise, disposition and lapse of our Class B warrants. The common stock and the Class B warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities.
This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of our securities. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended(the “Code”), existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership or disposition of our securities.
We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax- qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.
In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
Tax Considerations Applicable to U.S. Holders
Taxation of Distributions
If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Tax Considerations Applicable to U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.
With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at long-term capital gains rates. If the holding period requirements are not satisfied, a non-corporate holder would be subject to tax on such dividend at ordinary income rates rather than preferential long-term capital gain rates.
Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction in an amount equal to 50% of the amount of the dividend (65% if such corporation owns 20% or more of our stock by vote or value) provided that the requisite holding period is satisfied. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock
A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our common stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the common stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its common stock so disposed of. A U.S. Holder’s adjusted tax basis in its common stock will generally equal the U.S. Holder’s acquisition cost for such common stock (or, in the case of common stock received upon exercise of a warrant, the U.S. Holder’s initial basis for such common stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the common stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.
Exercise of a Warrant
Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a warrant for cash. The U.S. Holder’s initial tax basis in the share of our common stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the warrant and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the common stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrants.
In certain circumstances, the warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a warrant on a cashless basis, including with respect to their holding period and tax basis in the common stock received upon exercise of the warrant.
Sale, Exchange, Redemption or Expiration of a Warrant
Upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the warrant. A U.S. Holder’s adjusted tax basis in its warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “Tax Considerations Applicable to U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.
If a warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the warrant. Any such loss generally will be a capital loss. Because the term of the warrants is more than one year, a U.S. Holder’s capital loss upon the lapse thereof will be treated as a long-term capital loss. The deductibility of capital losses is subject to certain limitations.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of our Capital Stock — Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise or an adjustment to the exercise price of the warrant) as a result of a distribution of cash to the holders of shares of our common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on common stock equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding.
In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of common stock and warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders
Taxation of Distributions
In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W- 8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Tax Considerations Applicable to Non-U.S. Holders — Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.
Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Exercise of a Warrant
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Considerations Applicable to U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants
A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock or warrants or an expiration or redemption of our warrants, unless:
•
the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•
the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our common stock or warrants and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our common stock. These rules may be modified as applied to the warrants. There can be no assurance that our common stock will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax (or lower applicable treaty rate). Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.
If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our common stock or warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of our Capital Stock — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise or an adjustment to the exercise price of the warrant) as a result of a distribution of cash to the holders of shares of our common stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders — Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on common stock equal to the fair market value of such increased interest.
Foreign Account Tax Compliance Act
Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.
Information Reporting and Backup Withholding.
Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock and warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING
Roth Capital Partners, LLC (“Roth”) is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock and warrants set forth opposite its name below.
Underwriter	Number of Shares of common stock and warrants
Roth Capital Partners, LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares and warrants sold under the underwriting agreement if any of these shares and Class B warrants are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have granted an option to the underwriters to purchase up to             additional shares of common stock and/or Class B warrants at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase the number of additional shares proportionate to that underwriter’s allotment reflected in the above table.
We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares and accompanying Class B warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and warrants, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Discounts, Commissions and Expenses
The representatives have advised us that they propose initially to offer the shares and accompanying Class B warrants to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[•] per share. After the public offering, the public offering price, concession and discount may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
In connection with the sale of the shares and accompanying Class B warrants to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commission and discounts will be 7.0% of the gross proceeds of this offering, or $       per share and accompanying Class B warrant set forth on the cover page of this prospectus.
We have also agreed to reimburse Roth for up to $25,000 in out of pocket expenses incurred by it in connection with the offering and up to $125,000 for legal expenses incurred by it in connection with the offering.

Additionally, provided the offering is completed, Roth shall have a right of first refusal to act as sole bookrunner or placement agent for any subsequent offering of equity, equity-linked or debt securities by us for six months after the completion of this offering.
The following table shows the per share of common stock and Class B warrant and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Per Share and Warrant	Total Without Exercise of Over- Allotment Option	Total With Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Proceeds, before expenses, to DBG	$	$	$
Lock-Up Agreements
We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth for a period of [] days following the date of this prospectus supplement, subject to an 18-day extension under certain circumstances (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.
In addition, each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth, for a period of 90 days from the closing date of this offering, subject to an 18-day extension under certain circumstances. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes. Each officer and director shall be immediately and automatically released from all restrictions and obligations under the lock up agreement in the event that he or she ceases to be a director or officer of our company and has no further reporting obligations under Section 16 of the Exchange Act.
Listing on the NasdaqCM
Our common stock is currently listed on the NasdaqCM under the symbol “DGBI.” We do not intend to apply to list the Class B warrants on any national securities exchange or other nationally recognized trading system.

Price Stabilization, Short Positions and Penalty Bids
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Electronic Distribution
This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide, a variety of these services to DBG and to persons and entities with relationships with DBG, for which they received or will receive customary fees and expenses.
Offer restrictions outside the United States
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area — Belgium, Germany, Luxembourg and Netherlands
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.
An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.
Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•
in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
•
to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•
to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).
This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS
The validity of the common stock offered hereby will be passed upon for us by Manatt, Phelps & Phillips, LLP, Costa Mesa, California. As of the date of this prospectus, Thomas Poletti, one of the attorneys and a partner of this firm, owns stock options exercisable for 17,750 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Lowenstein Sandler, LLP.
EXPERTS
The financial statements as of and for the years ended December 31, 2020 and 2019 of Digital Brands Group, Inc. (formerly Denim.LA, Inc.) and Harper & Jones, LLC, and the financial statements as of and for the year then ended of December 31, 2019 of Bailey 44 LLC, in this prospectus have been so included in reliance on the report of dbbmckennon, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Mosbest, LLC, dba Stateside as of December 31, 2020, and for the year then ended, have been included herein in reliance on the report of Armanino LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Sunnyside, LLC, dba Sundry as of December 31, 2020 and 2019, and for the years then ended, have been included herein in reliance on the report of Armanino LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Bailey 44, LLC as of December 31, 2018, and for the year then ended, included herein have been audited by Moss Adams LLP, independent auditors, as stated in their report which is included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the common stock and Class B warrants offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock and Class B warrants, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1- 800-SEC-0330 for further information about the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s Web site at http://www.sec.gov.
We are subject to the informational requirements of the Exchange Act, and must file reports, proxy statements and other information with the SEC, such as current, quarterly and annual reports on Forms 8-K, 10-Q and 10-K. These filings will be a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, the SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

Digital Brands Group, Inc.
Consolidated Financial Statements
DIGITAL BRANDS GROUP, INC.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Digital Brands Group, Inc.
Los Angeles, CA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Digital Brands Group, Inc., formerly Denim.LA, Inc., and subsidiary (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ dbbmckennon
We have served as the Company’s auditor since 2018
Newport Beach, California
April 12, 2021, except for the effects of the reverse stock split discussed in Note 14 to the consolidated financial statements, as to which the date is May 12, 2021

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
CONSOLIDATED BALANCE SHEETS
	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$575,986	$40,469
Accounts receivable, net	35,532	—
Due from factor, net	210,033	—
Inventory	1,163,279	1,061,969
Prepaid expenses	23,826	63,516
Total current assets	2,008,656	1,165,954
Deferred offering costs	214,647
Property, equipment and software, net	62,313	72,593
Goodwill	6,479,218	—
Intangible assets, net	7,494,667	—
Deposits	92,668	43,510
Total assets	$16,352,169	$1,282,057
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,668,703	$1,597,770
Accrued expenses and other liabilities	1,245,646	1,121,317
Deferred revenue	1,667	15,231
Due to related parties	441,453	263,427
Convertible notes, current	700,000	—
Accrued interest payable	737,039	129,982
Note payable – related party	137,856	115,000
Venture debt, net of discount	5,854,326	4,382,549
Loan payable, current	992,000	—
Promissory note payable	4,500,000	—
Total current liabilities	20,278,690	7,625,276
Convertible notes	1,215,815	799,280
Loan payable	709,044	—
Warrant liability	6,265	7,700
Total liabilities	22,209,814	8,432,256
Commitments and contingencies (Note 13)
Stockholders’ deficit:
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 shares issued and outstanding at both December 31, 2020 and 2019. Convertible into one share of common stock. Liquidation preference of $5,633,855 as of both December 31, 2020 and 2019(1)	2,071	2,071
See accompanying notes to consolidated financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
CONSOLIDATED BALANCE SHEETS (continued)
	December 31,
	2020	2019
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,654,072 shares issued and outstanding at both December 31, 2020 and 2019. Convertible into one share of common stock. Liquidation preference of $2,713,955 as of both December 31, 2020 and 2019(1)	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 shares issued and outstanding at both December 31, 2020 and 2019. Convertible into one share of common stock. Liquidation preference of $2,966,371 as of both December 31, 2020 and 2019(1)	593	593
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 9,032,330 and 8,223,036 shares issued and outstanding at December 31, 2020 and 2019, respectively. Convertible into one share of common stock. Liquidation preference of $4,787,135 and $4,358,209 as of December 31, 2020 and 2019, respectively(1)	904	823
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 836,331 and 126,641 shares issued and outstanding at December 31, 2020 and 2019, respectively.
Convertible into one share of common stock. Liquidation preference of $434,890 and $65,863 as of December 31, 2020 and 2019, respectively(1)	83	12
Series B convertible preferred stock, $0.0001 par, 20,754,717 shares authorized, 20,754,717 and no shares issued and outstanding at December 31, 2020 and 2019, respectively.
Convertible into one share of common stock. Liquidation preference of $11,000,000 and $0 as of December 31, 2020 and 2019, respectively(1)	2,075	—
Undesignated preferred stock, $0.0001 par, 936,144 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively
Common stock, $0.0001 par, 200,000,000 shares authorized, 664,167 and 664,167 shares issued and outstanding as of both December 31, 2020 and 2019(1)	66	66
Additional paid-in capital	27,481,995	15,486,050
Subscription receivable	—	(22,677)
Accumulated deficit	(33,345,997)	(22,617,702)
Total stockholders’ deficit	(5,857,645)	(7,150,199)
Total liabilities and stockholders’ deficit	$16,352,169	$1,282,057

(1)
The shares have been retroactively restated to reflect the 1-for-15.625 reverse stock split approved by the board of directors and shareholders in May 2021, of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s convertible preferred stock (see Note 14)

See accompanying notes to consolidated financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
	December 31, Years Ended
	2020	2019
Net revenues	$5,239,437	$3,034,216
Cost of net revenues	4,685,755	1,626,505
Gross profit	553,682	1,407,711
Operating expenses:
General and administrative	7,149,210	4,584,010
Sales and marketing	576,469	869,285
Distribution	342,466	801,885
Loss on disposal of property and equipment	848,927	—
Impairment of intangible assets	784,500	—
Total operating expenses	9,701,572	6,255,180
Loss from operations	(9,147,890)	(4,847,469)
Other income (expense):
Interest expense	(1,599,518)	(772,592)
Other non-operating income (expenses)	32,754	(33,112)
Total other income (expense), net	(1,566,764)	(805,704)
Provision for income taxes	13,641	800
Net loss	$(10,728,295)	$(5,653,973)
Weighted average vested common shares outstanding – basic and diluted(1)	664,167	664,167
Net loss per common share – basic and diluted	$(16.15)	$(8.51)

(1)
The shares have been retroactively restated to reflect the 1-for-15.625 reverse stock split approved by the board of directors and shareholders in May 2021, of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s convertible preferred stock (see Note 14)

See accompanying notes to consolidated financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
	Series Seed Preferred Stock		Series A Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series CF Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount
Balances at December 31, 2018	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	3,447,608	$345	124,204	$12	—	$—	664,167	$66	$13,242,183	$(8,283)	$(16,963,729)	$(3,726,177)
Stock-based compensation Issuance of Series CF preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	172,491	—	—	172,491
Shares issued to holders in prior offerings	—	—	—	—	—	—	—	—	2,437	—	—	—	—	—	—	8,283	—	8,283
Issuance of Series A-3 preferred stock	—	—	3,169	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—	4,775,428	478	—	—	—	—	—	—	2,530,499	(22,677)	—	2,508,300
Fair value of warrant issuances – venture debt .	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(509,051)	—	—	(509,051)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49,928	—	—	49,928
Balances at December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,653,973)	(5,653,973)
	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	8,223,036	$823	126,641	$12	—	$—	664,167	$66	$15,486,050	$(22,677)	$(22,617,702)	$(7,150,199)
Stock-based compensation Issuance of Series CF preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	144,775	—	—	144,775
Issuance of Series A-3 preferred stock.	—	—	—	—	—	—	—	—	709,690	71	—	—	—	—	309,679	—	—	309,750
Issuance of Series B preferred stock	—	—	—	—	—	—	809,294	81	—	—	—	—	—	—	428,845	22,677	—	451,603
Offering costs	—	—	—	—	—	—	—	—	—	—	20,754,717	2,075	—	—	10,997,925	—	—	11,000,000
Fair value of warrant issuances – venture debt .	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(69,470)	—	—	(69,470)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	184,191	—	—	184,191
Balances at December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,728,295)	(10,728,295)
	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	836,331	$83	20,754,717	$2,075	664,167	$66	$27,481,995	$—	$(33,345,997)	$(5,857,645)

(1)
The shares have been retroactively restated to reflect the 1-for-15.625 reverse stock split approved by the board of directors and shareholders in May 2021, of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s convertible preferred stock (see Note 14)

See accompanying notes to consolidated financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(10,728,295)	$(5,653,973)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	603,857	48,885
Amortization of loan discount and fees	241,878	149,948
Stock-based compensation	144,775	172,491
Change in fair value of warrant liability	(2,353)	—
Impairment of intangible assets	784,500	—
Loss on disposal of property and equipment	848,927	—
Change in credit reserve	(207,666)	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,947	—
Due from factor, net	1,616,939	—
Inventory	3,202,350	146,673
Other current assets	168,589	114,898
Accounts payable	673,263	610,216
Accrued expenses and other liabilities	(591,028)	602,384
Deferred revenue	(13,564)	(259,728)
Accrued compensation – related party	178,026	68,859
Accrued interest	1,016,268	129,982
Net cash used in operating activities	(2,061,587)	(3,869,365)
Cash flows from investing activities:
Cash acquired in business combination	106,913	—
Purchases of property and equipment	(864)	(7,848)
Deposits	98,835	14,490
Net cash provided by investing activities	204,884	6,642
Cash flows from financing activities:
Proceeds (repayment) – related party advances, net	22,856	(105,812)
Repayments to factor	(1,931,369)	—
Proceeds from venture debt	1,050,000	508,249
Proceeds from loans payable	1,701,044	—
Proceeds from convertible notes payable	1,250,308	799,280
Proceeds from sale of Series A-3 preferred stock	428,926	2,508,300
Subscription receivable from Series A-3 preferred stock	22,677	—
Proceeds from sale of Series CF preferred stock, net of fees	309,750	8,283
Offering costs	(461,972)	(399,589)
Net cash provided by financing activities	2,392,220	3,318,711
Net increase (decrease) in cash and cash equivalents	535,517	(544,012)
Cash and cash equivalents at beginning of year	40,469	584,481
Cash and cash equivalents at end of year	$575,986	$40,469
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$264,177	$90,000
Supplemental disclosure of non-cash investing and financing activities:
Warrants issued for offering costs	$918	$6,600
Warrants issued with venture debt	$184,191	$49,928
Venture debt issued in exchange of forgiveness of accrued interest	$409,211	$—
Issuance of promissory note payable in acquisition	$4,500,000	$—
Issuance of Series B preferred stock in acquisition	$11,000,000	$—
See Note 4 for reconciliation of net assets/liabilities assumed in connection with Bailey 44, LLC.
See accompanying notes to consolidated financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:   NATURE OF OPERATIONS
Digital Brands Group, Inc. (formerly Denim.LA, Inc.) (the “Company” or “DBG”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the names DSTLD and Digital Brands Group. The Company sells premium denim and other products direct-to-consumers.
On February 12, 2020, Digital Brands Group, Inc. entered into an Agreement and Plan of Merger with Bailey 44, LLC, a Delaware Limited Liability Company. On the acquisition date, Bailey 44, LLC became a wholly owned subsidiary of the Company. See Note 4.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic. As the global spread of COVID-19 continues, DBG remains first and foremost focused on a people-first approach that prioritizes the health and well-being of its employees, customers, trade partners and consumers. To help mitigate the spread of COVID-19, DBG has modified its business practices, including in response to legislation, executive orders and guidance from government entities and healthcare authorities (collectively, “COVID-19 Directives”). These directives include the temporary closing of offices and retail stores, instituting travel bans and restrictions and implementing health and safety measures including social distancing and quarantines.
The full extent of the future impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, and the imposition of protective public safety measures.
NOTE 2:   GOING CONCERN
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $10,728,295 and $5,653,973 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. The Company has historically lacked liquidity to satisfy obligations as they come due and as of December 31, 2020, the Company had a working capital deficit of $18,270,034. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The accompanying consolidated financial statements do not include any adjustments as a result of this uncertainty.
NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).
Reclassifications
Certain prior year accounts have been reclassified to conform with current year presentation.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Bailey 44, LLC. All inter-company transactions and balances have been eliminated on consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Equivalents and Concentration of Credit Risk
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. As of December 31, 2020 and 2019, the Company did not hold any cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, due to related parties, related party note payable, and convertible debt. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.
Certain of the Company’s common stock warrants are carried at fair value. The fair value of the Company’s common stock warrant liabilities has been measured under the Level 3 hierarchy using the Black-Scholes pricing model. (See Note 10). The Company’s underlying common stock has no observable market price and was valued using a market approach. Changes in common stock warrant liability during the year ended December 31, 2020 and 2019 are as follows:

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Warrant Liability
Oustanding as of December 31, 2018	$—
Warrants granted	7,700
Oustanding as of December 31, 2019	7,700
Warrants granted	918
Change in fair value	(2,353)
Oustanding as of December 31, 2020	$6,265
Inventory
Inventory is stated at the lower of cost or net realizable value and accounted for using the weighted average cost method and first-in, first-out method for Bailey. The inventory balances as of December 31, 2020 and 2019 consist substantially of finished good products purchased or produced for resale, as well as any materials the Company purchased to modify the products.
Property, Equipment, and Software
Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2020 and 2019 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.
Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $283,024 and $48,885 for the years ended December 31, 2020 and 2019, respectively. Capital assets as of December 31, 2020 and 2019 are as follows:
	December 31,
	2020	2019
Computer equipment	$57,810	$57,004
Furniture and fixtures	207,140	70,108
Leasehold improvements	69,274	40,351
	334,224	167,463
Accumulated depreciation	(334,224)	(97,703)
Property and equipment, net	$—	$69,760
Software	$278,405	$56,450
Accumulated amortization	(216,092)	(53,617)
Software, net	$62,313	$2,833
During the year ended December 31, 2020, the Company disposed of certain assets, primarily related to leasehold improvements and related fixtures, in relation to the termination of various leases and contracts that were acquired with Bailey. During the year ended December 31, 2020, a total of approximately $2,202,000 in property and equipment was disposed, resulting in a loss on disposal of $848,927 after disposal costs, which is included in operating expenses in the accompanying consolidated statement of operations.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Business Combinations
The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. If the assets acquired are not a business, the Company accounts for the transaction or other event as an asset acquisition. Under both methods, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase.
Goodwill represents the excess of the purchase price of an acquired entity over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination.
Intangible assets are established with business combinations and consist of brand names and customer relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. Brand names and other assets with indefinite lives are not subject to amortization. The estimated useful lives of amortizable intangible assets are as follows:
Customer relationships	3 years
Impairment of Long-Lived Assets
The Company reviews its long-lived assets (property and equipment and amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.
Goodwill
Goodwill and identifiable intangible assets that have indefinite useful lives are not amortized, but instead are tested annually for impairment and upon the occurrence of certain events or substantive changes in circumstances. The annual goodwill impairment test allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity may choose to perform the qualitative assessment on none, some or all of its reporting units or an entity may bypass the qualitative assessment for any reporting unit and proceed directly to step one of the quantitative impairment test. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required. The quantitative impairment test calculates any goodwill impairment as the difference between the carrying amount of a reporting unit and its fair value, but not to exceed the carrying amount of goodwill. It is our practice, at a minimum, to perform a quantitative goodwill impairment test in the first quarter every year.
During the year ended December 31, 2020, management performed a quantitative impairment test after evaluating qualitative factors due to COVID-19. The Company determined that the fair value of the reporting unit exceeded the carrying amount, and therefore no goodwill impairment was recognized as of December 31, 2020. The Company made this determination by observing average market multiples on revenue for similar companies against current and expected revenue levels of the Bailey unit acquired and comparing such against the carrying value of the Bailey unit, which resulted in the estimated fair value exceeding the carrying value.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Indefinite-Lived Intangible Assets
Indefinite-lived intangible assets established in connection with business combinations consist of the brand name. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
At September 30, 2020, management determined that certain events and circumstances occurred, primarily the reduction in revenues due to COVID-19, that indicated that the carrying value of the Company’s brand name asset may not be recoverable. The Company calculated the estimated fair value of the brand name based on a relief of royalty model using revised revenue projections and discount rates believed to be appropriate. The Company compared the estimated fair value of the brand name with its carrying value and recorded an impairment loss of $784,500 in the consolidated statements of operations.
Convertible Instruments
U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.
When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.
Accounting for Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.
Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ deficit.
Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition
Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. The Company provides the customer the right of return on certain products and revenue is adjusted based on an estimate of the expected returns based on historical rates. The Company considers the sale of products as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. Revenue is deferred for orders received for which associated shipments have not occurred. ASC 606 has been adopted effective January 1, 2019 using the modified retrospective method with no adjustment.
The reserve for returns totaled $5,229 and $100,000 as of December 31, 2020 and 2019, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
Cost of Revenues
Cost of revenues consists primarily of inventory sold and related freight-in.
Shipping and Handling
The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. Total shipping and handling billed to customers as a component of net revenues was approximately $3,900 and $39,000 for the years ended December 31, 2020 and 2019, respectively. Total shipping and handling costs included in distribution costs were approximately $246,000 and $357,000 for the years ended December 31, 2020 and 2019, respectively.
Advertising and Promotion
Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $146,000 and $579,000, respectively, which is included in sales and marketing expense.
Common Stock Purchase Warrants and Other Derivative Financial Instruments
The Company accounts for derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedging relationships and the types of relationships designated are based on the exposures hedged. At December 31, 2020 and 2019, the Company did not have any derivative instruments that were designated as hedges.
The Company adopted Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features.
Stock Option and Warrant Valuation
Stock option and warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. For warrants and stock options issued to non-employees, the Company accounts for the expected life based on the contractual life of the warrants and stock options. For employees, the Company accounts for the expected life of

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
options in accordance with the “simplified” method, which is used for “plain-vanilla” options, as defined in the accounting standards codification. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.
Stock-Based Compensation
The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.
Deferred Offering Costs
The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized $214,647 in deferred offering costs.
Segment Information
In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. As of December 31, 2020 our operating segments included: DSTLD and Bailey 44. Each operating segment has a current report to the Chief Executive Officer. Each of our brands serve or are expected to serve customers through our wholesale and online channels, allowing us to execute on our omni-channel strategy. We have determined that each of our operating segments share similar economic and other qualitative characteristics, and therefore the results of our operating segments are aggregated into one reportable segment. All of the operating segments have met the aggregation criteria and have been aggregated and are presented as one reportable segment, as permitted by ASC 280. We continually monitor and review our segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact our reportable segments.
Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:
	December 31,
	2020	2019
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,654,072	5,654,072
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	5,932,742
Series CF Preferred Stock (convertible to common stock)	836,331	126,641
Series A-3 Preferred Stock (convertible to common stock)	9,032,330	8,223,036
Series B Preferred Stock (convertible to common stock)	20,754,717	—
Common stock warrants	914,539	417,962
Preferred stock warrants	806,903	806,903
Stock options	1,163,103	1,084,215
Total potentially dilutive shares	65,809,254	42,960,089
All shares of preferred stock are convertible into shares of common stock at a ratio of 15.625:1 per share. See Note 14.
Concentrations
The Company utilized three vendors that made up 41%, 31% and 28% of all inventory purchases, respectively, during the year ended December 31, 2020 and two vendors that made up 39% and 29% of all inventory purchases, respectively during the year ended December 31, 2019. The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.
Recent Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company has elected to utilize the extended adoption period available to the Company as an emerging growth company and has not currently adopted this standard. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial position, results of operations and cash flows once adopted.
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amendments in ASU 2018-13 modify the disclosure requirements associated with fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We adopted ASU-2018-13 as of January 1, 2020, which did not materially affect our consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) (“ASU 2017-04”), which provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations.
ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 with early adoption allowed. The Company has early adopted ASU 2017-04 as of January 1, 2020.
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 4:   BUSINESS COMBINATIONS
On February 12, 2020, Digital Brands Group, Inc. (“Denim”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between Bailey 44, LLC, a Delaware limited liability company (“Bailey”), Norwest Venture Partners XI, LP, a Delaware limited partnership (“NVP XI”), and Norwest Venture Partners XII, LP, a Delaware limited partnership (“NVP XII”, each of NVP XI and NVP XII known herein as a “Holder” and together the “Holders”), on the one hand, and the issuer, and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the issuer (“Merger Sub”), on the other hand to effect the merger of Merger Sub with and into Bailey (the “Merger”). Upon the consummation of the Merger (the “Effective Time”), which occurred on the date of the Merger Agreement, Merger Sub ceased to exist and Bailey was the entity surviving the Merger.
Prior to the Merger, Bailey had (a) membership interests consisting of Preferred Units, Common Units and Performance Units (collectively, the “Membership Units”) outstanding and (b) entered into certain Phantom Performance Unit Agreements (the “Phantom Performance Units”). All Preferred Units were held by the Holders. As a result of the Merger, (A) each Preferred Unit issued and outstanding immediately prior to the Effective Time of the Merger was converted (and when so converted, was automatically cancelled and retired and ceased to exist) in exchange for the right to receive a portion of (i) an aggregate of 20,754,717 newly issued shares of Series B Preferred Stock, par value $0.0001 per share, of Denim (the “Parent Stock”) and (ii) a promissory note in the principal amount of $4,500,000, (B) all other Membership Units other than the Preferred Units as well as all Phantom Performance Units were cancelled and no consideration was delivered in exchange therefor, and (C) Bailey became the wholly-owned subsidiary of Denim. The Articles of Incorporation were amended to authorize the newly issued shares of Series B Preferred Stock, par value $0.0001 per share, of Denim (the “Parent Stock”).
Of the shares of Parent Stock issued in connection with the Merger, 16,603,773 shares were delivered on the effective date of the Merger (the “Initial Shares”) and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the “Holdback Shares”).

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Denim agreed that if at that date which is one year from the closing date of Denim’s initial public offering, the product of the number of shares of Parent Stock issued under the Merger Agreement multiplied by the sum of the closing price per share of the common stock of Denim on such date as quoted on Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement) does not exceed the sum of $11,000,000 less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then Denim shall issue to the Holders pro rata an additional aggregate number of shares of common stock of Denim equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of Denim as quoted on the Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be. Concurrently, Denim will cause an equivalent number of shares of common stock or common stock equivalents held by affiliated stockholders of Denim prior to the date of the Merger Agreement to be cancelled pro rata in proportion to the number of shares of common stock of Denim held by each of them.
In addition, Denim agreed that at all times from the date of the Merger Agreement until the date immediately preceding the effective date of Denim’s initial public offering, in no event will the number of shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis. Denim agreed that in the event that, at any time prior to the date immediately preceding the effective date of Denim’s initial public offering, the shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis, Denim shall promptly issue new certificates evidencing additional shares of Parent Stock to the Holders such that the total number of shares of Parent Stock issued pursuant to Denim’s Merger Agreement is not less than 9.1% of Denim’s the outstanding capital stock on a fully-diluted basis as of such date.
The Company evaluated the acquisitions of Bailey pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Goodwill recognized in connection with this transaction represents primarily the potential economic benefits that the Company believes may arise from the acquisition.
Total fair value of the purchase price consideration was determined as follows:
Series B preferred stock	$11,000,000
Promissory note payable	4,500,000
Purchase price consideration	$15,500,000
The Company has made a allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:
Purchase Price Allocation
Cash and cash equivalents	$106,913
Accounts receivable	37,479
Due from/(to) factor	(312,063)
Inventory	3,303,660
Prepaid expenses	165,856
Deposits	187,493
Property, equipment and software	1,215,748

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Purchase Price Allocation
Goodwill	6,479,218
Intangible assets (Note 6)	8,600,000
Accounts payable	(3,397,547)
Accrued expenses and other liabilities	(886,757)
Purchase price consideration	$15,500,000

Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The results of Bailey have been included in the consolidated financial statements since the date of acquisition. Bailey’s net revenue and net loss included in the consolidated financial statements since the acquisition date were approximately $3,975,000 and $4,500,000, respectively.
Unaudited Pro Forma Financial Information
The following unaudited pro forma financial information presents the Company’s financial results as if the Bailey acquisition had occurred as of January 1, 2019. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisitions been completed on this date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company’s future financial results. The following unaudited pro forma financial information includes incremental property and equipment depreciation and intangible asset amortization as a result of the acquisitions. The pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition:
	Year Ended December 31,
	2020	2019
Net revenues	$7,259,260	$30,133,934
Net loss	$(12,786,695)	$(11,868,423)
Net loss per common share	$(19.25)	$(17.87)
Proposed Business Combination
On October 14, 2020, Digital Brands Group, Inc. a Delaware corporation (the “Company”), entered into a Membership Interest Purchase Agreement (the “Agreement”) with D. Jones Tailored Collection, Ltd., a Texas limited partnership (“Seller”), to acquire all of the outstanding membership interests of Harper & Jones LLC (“H&J”) concurrent with the closing of an initial public offering by the Company (the “Transaction”). Pursuant to the Agreement, Seller, as the holder of all of the outstanding membership interests of H&J, will exchange all of such membership interests for a number of common stock of the Company equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of the Company’s shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; “Subject Acquisition Shares” means the percentage of the aggregate number of shares of the Company’s common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. “Subject Seller Dollar Value” means $9.1 million. “Total Dollar Value” means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all other acquisitions to be completed by the Company concurrently with its initial public offering (including the Subject Seller Dollar Value). “Existing Holders Dollar Value” means $40.0 million. “Bailey Holders Dollar Value” means $11.0 million. In addition, the Company will contribute to H&J a $500,000 cash payment that will be allocated towards H&J’s debt outstanding immediately

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
concurrent to the closing of the Transaction. Twenty percent of the shares of the Company issued to Seller at the closing will be issued into escrow to cover possible indemnification obligations of Seller and post-closing adjustments under the Agreement.
If, at the one year anniversary of the closing date of the Company’s initial public offering, the product of the number of shares of the Company’s common stock issued at the closing of the Transaction multiplied by the average closing price per share of the shares of the Company’s common stock as quoted on the NasdaqCM for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of $9.1 million less the value of any shares of the Company’s common stock cancelled further to any indemnification claims made against Seller or post-closing adjustments under the Agreement, then the Company shall issue to Seller an additional aggregate number of shares of the Company’s common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the Company’s common stock as quoted on the NasdaqCM (the “Valuation Shortfall”).
Concurrently, the Company will cause a number of shares of the Company’s common stock or common stock equivalents held by certain of its affiliated stockholders prior to the closing of the Transaction to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of shares of the Company’s common stock or common stock equivalents held by each of them. “Sold Buyer Shares Gross Proceeds” means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date. “Sold Buyer Shares” means shares of the Company’s common stock issued to Seller further to the Transaction and which are sold by Seller within the period that is one (1) year from the closing of the Transaction. The obligations of each party to consummate the transactions contemplated by the Agreement are predicate on the closing of the initial public offering on or before December 31, 2020. Should the initial public offering not occur by that date, either the Company or Seller may terminate the Agreement. There is no penalty for either party should the initial public offering not occur, and in such instance the sale becomes null and void.
We have been working with Harper & Jones to reorganize their marketing team and create targeted and return driven marketing strategies. We have also helped analyze the sales representative, customer and showroom data, which we are using to develop the brand’s growth strategies. As an example, our analysis showed that the showrooms cost $125,000 to open while generating $250,000 in store level cash flow in its first year. This 100% cash on cash return shows the opportunity to open more showrooms, but Harper & Jones does not have the cash or balance sheet to support additional store openings. We plan to use a portion of the proceeds of this offering to open additional Harper & Jones showrooms in markets where the brand already has a strong customer base.
The acquisition agreement with Harper & Jones did not occur during the current (2019 and 2020) reporting period and is contingent upon an initial public offering. According, acquisition accounting under ASC 805 has not been completed and preparation of historical financials remain in progress at the time these financial statements were available to be issued.
NOTE 5:   DUE FROM FACTOR
The Company, via its subsidiary, Bailey, assigns a portion of its trade accounts receivable to a third- party factoring company, who assumes the credit risk with respect to the collection of non-recourse accounts receivable. The Company may request advances on the net sales factored at any time before their maturity date, and up to 50% of eligible finished goods inventories. The factor charges a commission on the net sales factored for credit and collection services. Interest on advances is charged as of the last day of each month at a rate equal to the LIBOR rate plus 2.5%. Advances are collateralized by a security interest in substantially all of Bailley’s assets.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Due from factor consist of the following:
	December 31,
	2020	2019
Outstanding receivables:
Without recourse	$151,158	$—
With recourse	42,945	—
Advances	56,246	—
Credits due customers	(40,316)	—
	$210,033	$—
NOTE 6:   GOODWILL AND INTANGIBLE ASSETS
The Company recorded $6,479,218 in goodwill from the Bailey business combination in February 2020.
The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2020:
	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Customer relationships	$1,100,000	$(320,833)	$779,167
	1,100,000	(320,833)	779,167
Indefinite-lived:
Brand name	6,715,500	—	6,715,500
	$7,815,500	$(320,833)	$7,494,667
Due to the effects of COVID-19 and related uncertainty which affected Bailey’s 2020 results and near- term demand for its products, the Company determined that there were indications for further impairment analysis.
During the year ended December 31, 2020, the Company recorded an impairment loss of $784,500 for the intangible asset as management determined circumstances existed that indicated the carrying value may not be recoverable. The impairment analysis was based on the relief from royalty method using projected revenue estimates and discounts rates believed to be appropriate.
Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. The discount rate, revenue assumptions and terminal growth rate of our reporting unit were the material assumptions utilized in the model used to estimate the fair value of the Bailey unit. The analysis requires estimates, assumptions and judgments about future events. Our analysis uses our internally generated long-range plan. The long-range plan reflects management judgment, which includes observation of expected industry trends.
The Company recorded amortization expense of $320,833 during the year ended December 31, 2020, which is included in general and administrative expenses in the consolidated statements of operations.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Future amortization expense at December 31, 2020 is as follows:
Year Ending December 31,
2021	366,667
2022	366,667
2023	45,833
$779,167
NOTE 7:   LIABILITIES AND DEBT
Accrued Expenses and Other Liabilities
The Company accrued expenses and other liabilities line in the consolidated balance sheets is comprised of the following as of December 31, 2020 and 2019:
	December 31,
	2020	2019
Accrued expenses	$92,074	$188,341
Reserve for returns	5,229	100,000
Payroll related liabilities	843,704	412,155
Sales tax liability	196,410	156,707
Other liabilities	108,230	264,114
	$1,245,646	$1,121,317
Certain liabilities including sales tax and payroll related liabilities maybe be subject to interest in penalties. As of December 31, 2020, payroll related labilities included approximately $152,000 in estimated penalties associated with accrued payroll taxes.
Venture Debt
In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at the pre-amended maturity date in June 2021. In March 2021, the Company and its senior credit facility agreed to extend the maturity date of the credit agreement to December 31, 2022, with certain payments due as follows. If the Company consummates a follow on public offering on or before July 31, 2021, the Company is required to make a $3,000,000 payment on the loan within five business days after such public offering. In addition, if the Company consummates an additional follow-on offering thereafter on or before September 30, 2021, the Company is required to make another $3,000,000 payment on the loan within five business days after such public offering. If the Company does not consummate the initial follow on offering or, if the Company does but does not consummate the aforementioned second follow-on offering by September 30, 2021, the Company is required to make a $300,000 payment on the loan by September 30, 2021. While the Company has current plans to conduct a follow-on offering prior to July 31, 2021 and September 30, 2021, the Company may effect such an offering if market conditions are favorable for such an offering and should the representative agree to waive the standstill provision set forth herein. There is no assurance that even if market conditions are favorable that the representative will waive the standstill provision. In such a case the Company anticipates to make any required payments under its senior credit facility from cash generated from operations. The Company’s

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
credit agreement contains negative covenants that, subject to significant exceptions, limit its ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to the Company. If for whatever reason the Company has insufficient liquidity to make scheduled payments under the Company’s credit facility or to repay such indebtedness by the schedule maturity date, the Company would seek the consent of the Company’s senior lender to modify such terms. Although the Company’s senior lender has previously agreed to seven prior modifications of the Company’s credit agreement, there is no assurance that the senior lender will agree to any such modification and could then declare an event of default.
Upon the occurrence of an event of default under the credit agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. The Company has pledged all of its assets as collateral under the Company’s credit facility. If the lender accelerates the repayment of borrowings, the Company may not have sufficient assets to repay them and the Company could experience a material adverse effect on its financial condition and results of operations.
Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company’s common stock pledged by officers of the Company. As of December 31, 2020 and 2019, the gross loan balance is $6,001,755 and $4,542,544, resulting from cash disbursed to the Company and considerations for outstanding interest of $1,459,211 and, $508,249 including loan fees of $60,000 and $34,296, charged to the loan balance, respectively. The Company failed to comply with certain debt covenants during the year ended December 31, 2020. Accordingly, as of December 31, 2020 and 2019, the venture debt is shown as a current liability.
The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, which was increased to 1.358% during 2019. During the year ended December 31, 2020, the Company granted 493,462 common stock warrants, to the lender with an exercise price of $2.50 per share and a ten-year contractual life. During 2019, the Company granted 128,667 common stock warrants to the lender with an exercise price of $2.50 per share and a ten-year contractual life. As discussed in Note 10, during the years ended December 31, 2020 and 2019, warrants associated with the venture debt were valued at $184,191 and $49,928, respectively. The relative fair value of the warrants was initially recorded as a discount to the note, which is amortized over its term.
For the years ended December 31, 2020 and 2019, $241,878 and $149,948 of these loan fees and discounts from warrants were amortized to interest expense, leaving unamortized balances of $147,389 and $225,720 as of December 31, 2020 and 2019, respectively. Unamortized balances are expected to be amortized through December 2022, the maturity date of the loan.
Interest expense and effective interest rate on this loan for the years ended December 31, 2020 and 2019 was $770,277 and $624,127, and 14.6% and 17.7%, all respectively.
Convertible Debt
2020 Regulation CF Offering
During the year ended December 31, 2020, the Company received gross proceeds of $450,308 from a Regulation CF convertible debt offering. The terms of the Regulation CF convertible debt offering are (1) a conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities (“Equity Securities”) to investors (the “Investors”) while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes) (a “Qualified Financing”), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
sold in the Qualified Financing at a conversion price equal to the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.7. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing, and (2) simple interest on the outstanding principal amount at the rate of 6% per annum. All unpaid interest and principal shall be due and payable upon request the Majority Holders on or after October 30, 2022. The gross proceeds could change based on the final closing amount that WeFunder funds from the investment commitments in escrow. As of December 31, 2020, issuance costs totaled $33,773, which is recognized as a debt discount and will be amortized over the life of the notes.
2020 Regulation D Offering
Concurrently with the offering above, the Company received gross proceeds of $800,000 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 14% per annum with a maturity date of nine months from the date of issuance. The debt is contingently convertible and contains both automatic and optional conversions. The debt converts automatically upon an initial public offering of at least $10,000,000 in gross proceeds at a price per share equal to 50% of the IPO price. Upon the maturity date, the holders shall have the right to convert the debt at $23.44 per share. If, after the lock-up period, the price of the common stock is less than 50% of the IPO price, the Company shall issue additional shares to the holder as if the IPO price had been the closing price as of the day after the lock-up period. As the debt is not currently convertible and ultimate number of shares is not known, it is not included in dilutive share counts. As of December 31, 2020, issuance costs totaled $100,000 all of which remain unamoritzed as the related debts were received near year end. In addition, the Company issued 512 warrants to purchase common stock in connection with the notes. The issuance costs and warrants are recognized as a debt discount and will be amortized over the life of the notes. The fair value of the warrants were determined to be negligible.
2019 Regulation D Offering
For the year ended December 31, 2019, the Company received gross proceeds of $799,280 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 12% per annum with a maturity date of thirty-six months from the date of issuance. The debt is contingently convertible and contains both automatic and optional conversions. The debt converts automatically upon an initial public offering at $2.19 per share. If, prior to maturity there is a change in control event, the holders of a majority of the debt can vote to convert two times the value of the principle, with accrued interest being eliminated, at 1) the fair market value of the company’s common stock at the time of such conversion, 2) $2.19 per share, 3) dividing the valuation cap ($9,000,000) by the pre-money fully diluted capitalization. Upon maturity and vote of the majority investors, principal balances can be converted into common stock at the quotient by dividing the valuation cap by the fully diluted capitalization. As the debt is not currently convertible and ultimate number of shares is not known, it is not included in dilutive share counts.
Loan Payable — PPP and SBA Loan
In April 2020, the Company and Bailey each entered into a loan with a lender in an aggregate principal amount of $203,994 and $1,347,050, respectively, pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
used for payroll and other covered payments and is expected to be forgiven in part based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.
The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 25, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.
Promissory Note Payable
As noted in Note 4, the Company issued a promissory note in the principal amount of $4,500,000 to the Bailey Holders pursuant to the Bailey acquisition. In February 2021, the maturity date of the agreement was extended from December 31, 2020 to July 31, 2021. The note incurs interest at 12% per annum. Interest expense was $472,500 for the year ended December 31, 2020, all of which was accrued and unpaid as of December 31, 2020.
NOTE 8:   STOCKHOLDERS’ DEFICIT
Convertible Preferred Stock
In September 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. On February 11, 2020 the Company increased the authorized common stock to 200,000,000 and the authorized preferred stock to 125,000,000, and authorized 20,754,717 Series B Preferred Stock (“Series B”).
The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, 20,754,717 shares of Series B Preferred Stock and with 936,144 shares of preferred stock undesignated. The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, Series A-3 and Series B Preferred Stock holders do not have voting privileges.
The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non- assessable shares of common stock at a 15.625:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, $0.53 per share for Series A-3 Preferred Stock and $0.53 per share for Series B Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF and Series B Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.
As of December 31, 2020 and 2019, 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,654,072 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 shares of Series A-2 Preferred Stock were issued and outstanding, 836,331 and 126,641 shares of Series CF Preferred

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock were issued and outstanding, 9,032,330 and 8,223,036 shares of Series A-3 Preferred Stock were issued and outstanding, and 20,754,717 and 0 shares Series B Preferred Stock, all respectively.
Based on circumstances in place as of, December 31, 2020 and 2019, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of December 31, 2020 and 2019 amounted to 27,536,206 and 15,738,253, respectively.
In 2019, the Company sold 4,775,428 shares of Series A-3 Preferred Stock at a price of $0.53 per share, providing gross proceeds of $2,530,977.
In 2020, the Company issued 709,960 shares of Series CF Preferred Stock at price of $0.44, providing gross proceeds of $309,750 and 809,294 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $428,926.
In 2020, the Company issued 20,754,717 shares of Series B Preferred Stock to the Bailey Holders pursuant to the Bailey acquisition at a price per share of $0.53 for a total fair value of $11,000,000. See Note 4.
Common Stock
The Company had 110,000,000 shares of common stock authorized with a par value of $0.0001 as of December 31, 2019. As of December 31, 2020, the common stock authorized was increased to 200,000,000. As of December 31, 2020 and 2019, 664,167 shares of common stock were issued and outstanding. There were no shares of common stock issued during 2020 and 2019.
Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.
NOTE 9:   RELATED PARTY TRANSACTIONS
Employee Backpay, Loans Receivable and Loans Payable
Two former officers, Corey Epstein and Mark Lynn (“Former Officers”), and one current officer, Hil Davis, of the Company deferred their salary during portions of 2014-2016 and 2019, respectively. The Company commenced repaying the Former Officers obligations during 2017; however, no additional payments were made during 2018. In 2019, the balance due to one the Former Officers, was relieved in full through offset. The second Former Officers, who is a director, received repayment on all balances that existed as of 2018 and advanced additional funds to the Company. These advances are non-interest bearing and due on demand. The current officer, Hil Davis, converted prior advances to a loan payable (see below). As of December 31, 2020 and 2019, the due to related parties account on the accompanying balance sheet include advances from the former officer, Mark Lynn, who also serves as a director, totaling $194,568, and accrued salary and expense reimbursements of $246,885 and $68,859 to current officers.
An officer, Hil Davis, of the Company previously advanced funds to the Company for working capital, as described above. These prior advances were converted to a note payable totaling $115,000 as of December 31, 2020 and 2019. The loan bears an interest rate of 5% per annum.
Payment Processor:
The Company’s backend payment processor’s majority shareholder, Trevor Pettennude, is a director of the Company. Total expenses for the years ended December 31, 2020 and 2019 were approximately $25,000 and $140,000, respectively, and included in sales and marketing in the accompanying statements of operations.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10:   SHARE-BASED PAYMENTS
Common Stock Warrants
In March 2017, the lender of venture debt was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 7. During the year ended December 31, 2020, 493,462 common stock warrants were granted under the terms of the loan, respectively, to the lender with an exercise price of $2.50 per share and a ten-year contractual life. The 2020 warrants granted were valued at $184,191 using the below range of inputs using the Black-Scholes model. During the year ended December 31, 2019, 128,667 common stock warrants were granted under the terms of the loan, to the lender with an exercise price of $2.50 per share and a ten-year contractual life. In aggregate, these warrants were valued at $49,928 using the below range of inputs using the Black-Scholes model.
During the Company’s Series A-3 Preferred Stock raise, the Company granted 21,279 common warrants to a funding platform in 2019, and an additional 2,603 granted in 2020. The warrants are fully vested with an exercise price of $8.28 per share, expiring in five years. The warrants contain a put option for the Company to redeem the warrants in cash in a change-in-control transaction, equal to the Black- Scholes value immediately prior to the fundamental event. The warrants also include other down-round and anti-dilution features if shares of common stock are issued or granted at a lesser value than the strike price which may also require additional warrants to be issued, such that the aggregate value of the strike price remains the same. The number of warrants also increase by 25% each six months after they are exercised in which an IPO has not occurred. As the warrants include a put option and embody an obligation for the Company to redeem these warrants in cash upon a contingent event, they are presented as a liability in the accompanying balance sheet. The Company valued the 2019 warrants at $7,700 and the 2020 warrants at $918 using a Black-Scholes model within the same inputs described below. The volatility rate of 100% was used as it is a floor volatility as defined by the warrants. As of December 31, 2020, the Company remeasured the fair value of the warrants to be $6,265, and recorded a gain due to the change in fair value of $2,353.
	Year Ended December 31,
	2020	2019
Risk Free Interest Rate	0.59 – 1.59%	1.47 – 2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	58.0 – 100%	58.0 – 100%
Expected Life (years)	10.00	5.00
For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or the estimated life.
In connection with the Regulation D offerings in 2020, the Company issued 512 warrants to purchase common stock in connection with the notes at an exercise price of $2.50 per share. The issuance costs and warrants are recognized as a debt discount and will be amortized over the life of the notes.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of information related to common stock warrants for the years ended December 31, 2020 and 2019 is as follows:
	Common Stock Warrants	Weighted Average Exercise Price
Outstanding – December 31, 2018	268,656	$2.50
Granted	149,946	3.28
Exercised	—	—
Forfeited	(640)	—
Outstanding – December 31, 2019	417,962	$2.81
Granted	496,577	2.53
Exercised	—	—
Forfeited	—	—
Outstanding – December 31, 2020	914,539	$2.66
Exercisable at December 31, 2020	914,539	$2.66
Preferred Stock Warrants
During the Company’s 2019 Series A-3 Preferred Stock raise, the company granted 261,430 warrants to purchase Series A-3 Preferred Stock to a funding platform. The warrants are fully vested with an exercise price of $0.53 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $71,400 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2019.
2019
Risk Free Interest Rate	2.49%
Expected Dividend Yield	0.00%
Expected Volatility	58.00%
Expected Life (years)	5.00
A summary of information related to preferred stock warrants for the years ended December 31, 2020 and 2019 is as follows:
	Preferred Stock Warrants	Weighted Average Exercise Price
Outstanding – December 31, 2018	545,473	$0.47
Granted	261,430	0.53
Exercised	—	—
Forfeited	—	—
Outstanding – December 31, 2019	806,903	$0.49
Exercised	—	—
Forfeited	—	—
Outstanding – December 31, 2020	806,903	$0.49
Exercisable at December 31, 2020	806,903	$0.49

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
There were no preferred stock warrants issued during the year ended December 31, 2020.
Stock Plan
The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 1,196,356 shares as December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 33,253 and 112,140 as of December 31, 2020 and 2019, respectively.
Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:
	Options	Weighted Average Exercise Price
Outstanding – December 31, 2018	1,136,091	$2.34
Granted	168,525	3.28
Exercised	—	—
Forfeited	(220,401)	—
Outstanding – December 31, 2019	1,084,215	$2.50
Granted	91,688	0.94
Exercised	—	—
Forfeited	(12,800)	3.28
Outstanding – December 31, 2020	1,163,103	$2.34
Exercisable at December 31, 2020	880,955	$2.34
Weighted average grant date fair value of options granted during period		$0.500
Weighted average duration (years) to expiration of outstanding options at December 31, 2020		6.02
The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.
The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
option. The number of stock award forfeitures are recognized as incurred. The assumptions utilized for option grants during the years ended December 31, 2020 and 2019 are as follows:
	Year Ended December 31,
	2020	2019
Risk Free Interest Rate	0.42% – 0.51%	1.59% – 2.55%
Expected Dividend Yield	0%	0%
Expected Volatility	58%	58%
Expected Life (years)	6.25	6.25
Weighted Average fair value of stock options granted	$0.50	$0.26
The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $46,253 and $39,441, respectively. Stock-based compensation expense of $144,775 and $172,491 was recognized for the years ended December 31, 2020 and 2019, respectively, and was recorded to general and administrative expense in the statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of December 31, 2020 amounted to $238,275 and will be recognized over a weighted average period of 1.80 years.
2020 Incentive Stock Plan
We have adopted a 2020 Omnibus Incentive Stock Plan (the “2020 Plan”). An aggregate of 3,300,000 shares of our common stock is reserved for issuance and available for awards under the 2020 Plan, including incentive stock options granted under the 2020 Plan. The 2020 Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. To date, no grants have been made under the 2020 Plan.
NOTE 11:   INCOME TAXES
Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of 9,128,614 and $6,047,117, respectively. The following table presents the deferred tax assets and liabilities by source:
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$9,134,447	$6,060,102
Stock-based compensation	40,467	36,829
Deferred tax liabilities:
Depreciation timing differences	(5,103)	(5,103)
Other	(41,198)	(44,711)
Valuation allowance	(9,128,614)	(6,047,117)
Net deferred tax assets	$—	$—
The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $9,128,614 and $6,047,117 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $3,081,497 and $1,689,947 during the years ended December 31, 2020 and 2019, respectively. Accordingly, a $13,641 and $800 provision for income taxes has been recognized for each of the years ended December 31, 2020 and 2019. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be approximately 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.
The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $32,680,000 and $21,650,000, which may be carried forward indefinitely.
The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.
The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years from 2017 on remain open to examination.
NOTE 12:   LEASE OBLIGATIONS
In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. The Company terminated its lease agreement in February 2020. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement.
Bailey leases facilities under operating leases with unrelated parties that expire at various dates through February 2029, however in July 2020 Bailey negotiated the early termination of the leases on two of its retail locations. The third lease was vacated and no additional liability is expected. Total minimum lease payments under the operating leases is $442,253 in 2021, $455,521 in 2022, $456,202 and $76,290 in 2023.
Total rent expense for the year ended December 31, 2020 and 2019 was $541,146 and $210,352, respectively.
NOTE 13:   CONTINGENCIES
We were in a lawsuit with our Los Angeles landlord in 2019. In February 2020, we settled with the landlord and terminated our lease agreement. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement, which will be received in 2020. The premises have been vacated there is no additional liability.
On February 28, 2020, a DBG vendor filed a lawsuit against DBG’s non-payment of trade payables totaling $123,000. Such amounts, including expected interest, are included in accounts payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company is actively working to resolve this matter.
On March 25, 2020, a Bailey’s product vendor filed a lawsuit against Bailey for non-payment of trade payables totaling $492,390. Approximately the same amount is held in accounts payable for this vendor in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company is actively working to resolve this matter.

DIGITAL BRANDS GROUP, INC.
(FORMERLY DENIM.LA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On December 21, 2020, a DBG investor filed a lawsuit against DBG for reimbursement of their investment totaling $100,000. Claimed amounts are included in short-term convertible note payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such short-term note payable will be incurred. The Company is actively working to resolve this matter.
In August 2020 and March 2021, two lawsuits were filed against Bailey’s by third-party’s related to prior services rendered. The claims (including fines, fees, and legal expenses) total an aggregate of $96,900. Both cases are in the preliminary stages and the Company believes the claims to be without merit. At this time, the Company is unable to determine potential outcomes but does not believe risk of loss is probable.
On September 24, 2020 a Bailey’s product vendor filed a lawsuit against Bailey’s non-payment of trade payables totaling approximately $481,000 and additional damages of approximately $296,000. Claimed amounts for trade payables are included in accounts payable in the accompanying consolidated balance sheets, net of payments made. The Company does not believe it will be liable for additional damages and therefore the Company does not believe additional accrual is needed over what is included in accounts payable at this time. We plan to contest any such damages vigorously.
Except as may be set forth above the Company are not a party to any legal proceedings, and the Company are not aware of any claims or actions pending or threatened against us. In the future, the Company might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which the Company do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.
NOTE 14:   SUBSEQUENT EVENTS
1)
The Company received an additional $438,126 in net proceeds from its Regulation D convertible debt offering.

2)
In February 2021 the Company was notified that their 2nd Round PPP Loan application was approved by the Small Business Association. Per the terms of the PPP Loan, the Company received total proceeds of $1,347,050. The Loan matures in two years from the effective date of the Loan and has a fixed interest rate of 1% per annum.

3)
In April 2021, certain officers and directors agreed to convert balances due totaling $442,597 into convertible notes on the same terms as the 2020 Regulation CF Offering described in Note 7, other than these notes carry no interest.

4)
In March 2021, the Company and their senior credit facility agreed to extend the term of the credit agreement, see Note 7.

On May 12, 2021, the Board of Directors approved a one-for-15.625 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s preferred stock (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.
Management’s Evaluation
Management has evaluated subsequent events through April 12, 2021 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

BAILEY 44, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2018

INDEPENDENT AUDITORS’ REPORT
The Management and Members
Bailey 44, LLC
Vernon, CA
Report on the Financial Statements
We have audited the accompanying financial statements of Bailey 44, LLC (the “Company”), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, members’ equity (deficit), and cash flows, for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bailey 44, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative operating cash flows, and has recently lacked the liquidity to satisfy obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter Regarding Restatement
As discussed in Note 2 to the financial statements, the 2019 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.
/s/ dbbmckennon
Newport Beach, California
December 29, 2020, except as described in Note 2 under Restatement, for which the date is February 16, 2021

Report of Independent Auditors
The Board of Managers
Bailey 44, LLC and Subsidiary
Report on Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Bailey 44, LLC and Subsidiary which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bailey 44, LLC and Subsidiary as of December 31, 2018, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Irvine, California
October 7, 2019, except for Note 1, as to which
the date is December 29, 2020

BAILEY 44, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$358,726	$962,313
Due from factor, net	—	1,312,743
Accounts receivable, net of allowance of $155,973 and $257,140	261,190	456,510
Inventory	3,038,185	3,643,298
Prepaid and other current assets	178,888	236,746
Total current assets	3,836,989	6,611,610
Property and equipment, net	1,265,152	1,242,158
Other assets	151,049	240,919
Total assets	$5,253,190	$8,094,687
Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable	$3,462,200	$2,593,733
Due to factor, net	101,251	—
Accrued liabilities	595,611	545,176
Total current liabilities	4,159,062	3,138,909
Deferred rent	264,683	184,461
Notes payable – related party member	850,000	—
Total liabilities	5,273,745	3,323,370
Members’ equity (deficit)	(20,555)	4,771,317
Total liabilities and members’ equity (deficit)	$5,253,190	$8,094,687

BAILEY 44, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	2019	2018
Net sales	$27,099,718	$29,037,497
Cost of sales	12,663,514	13,451,654
Gross profit	14,436,204	15,585,843
Operating expenses:
Design, selling, and shipping	4,535,276	4,702,589
General and administrative	14,524,832	13,054,218
Total operating expenses	19,060,108	17,756,807
Loss from operations	(4,623,904)	(2,170,964)
Other expense:
Loss on disposal of property and equipment	49,558	506,280
Interest expense, net	103,520	25,319
Total other expense	153,078	531,599
Loss before provision for income taxes	(4,776,982)	(2,702,563)
Income tax expense	14,890	13,390
Net Loss	$(4,791,872)	$(2,715,953)

BAILEY 44, LLC
STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Members’ Equity (Deficit)
December 31, 2017	$7,783,328
Distributions	(296,058)
Net loss	(2,715,953)
December 31, 2018	4,771,317
Net loss	(4,791,872)
December 31, 2019	$(20,555)

BAILEY 44, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	2019	2018
	(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,791,872)	$(2,715,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	484,776	358,526
Decrease in open credit reserve	102,067	(395,488)
Loss on sale of property and equipment	49,558	506,280
Changes in operating assets and liabilities:
Factor receivable	321,888	1,143,896
Accounts receivable	195,320	(81,099)
Inventory	605,113	(171,393)
Prepaid expenses and other current assets	57,858	212,700
Other assets	89,870	(9,500)
Accounts payable	868,467	685,642
Accrued liabilities	50,435	(17,460)
Deferred rent	80,222	(139,901)
Net cash used in operating activities	(1,886,298)	(623,750)
ASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(557,328)	(185,970)
Net cash used in operating activities	(557,328)	(185,970)
ASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to members	—	(296,058)
Proceeds – notes payable – related party member	850,000	—
Advances from Factor	990,039	645,572
Net cash provided by financing activities	1,840,039	349,514
Decrease in cash and cash equivalents	(603,587)	(460,206)
Cash and cash equivalents, beginning of year	962,313	1,422,519
Cash and cash equivalents, end of year	$358,726	$962,313
Supplemental disclosures of cash flow information:
Cash paid for interest	$91,887	$35,127
Cash paid for income taxes	$14,890	$13,390

Bailey 44, LLC
Notes to Financial Statements
NOTE 1 — NATURE OF OPERATIONS
Bailey 44, LLC (“Bailey 44”), a Delaware limited liability company, is primarily engaged in the business of designing and manufacturing women’s apparel for sale to retailers throughout the United States and for sale through its e-commerce platform. Bailey 44 also operates three retail stores in Southern California. The Company’s retail store in Florida was closed in 2019. Bailey 44 held a 50.1% ownership interest in Superfine USA, LLC, which was shut down in 2018. The 2018 financial position and results of operations have been reflected in these financial statements on a consolidated basis. The 2019 financial position and results of operations have been reflected in these financial statements as a single entity.
Superfine restatement — On March 4, 2015, the Company, the Company’s chief executive officer and an unrelated third party formed Superfine to develop the Superfine clothing line. The Company retained 50.1% of the Superfine entity with the operating agreement specifying the Company fund all operations, cash flows, and working capital requirements up to $2,600,000. In September 2016, the Company’s management ceased all funding of the Superfine entity for a total amount of funding at that date of approximately $2,600,000, and all operations were ceased. The Superfine entity was legally terminated in 2018, with the settlement of a lawsuit brought on by the noncontrolling interest (NCI) holder in 2017.
The Company has restated the statement of equity to reflect the NCI with no value as of January 1, 2018. Under the terms of Superfine’s operating agreement, no additional contributions are required by the members, and therefore, because of the cease of operations in 2016 and the legal termination of the entity based upon the lawsuit in 2017, NCI of ($1,297,429) was reclassified into members equity as of December 31, 2017, as no amounts were to be repaid by the NCI holder. The restatement did not change total members equity, and there was no material effect of this restatement to the balance sheet, nor the statements of cash flows and operations as of December 31, 2018.
Basis of Presentation — The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). References to the “ASC” included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative GAAP.
Going Concern — The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $4,791,872 and $2,715,953 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. The Company has recently lacked liquidity to satisfy obligations as they come due and as of December 31, 2019, the Company had a working capital deficit of $322,073. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Restatement — The Company previously filed its financial statements for the period ended December 31, 2019 with incorrect calculations within the statement of cash flow as it relates to its factoring and lending activity described in Note 4. The financial statements for the year ended December 31, 2019 have been restated to reclassify certain amounts within the cash flow between operating and financing activities. The effect of this reclassification is that net cash used in operating activities increased by $901,311 and cash provided by financing activities decreased by $901,311. There was no net change within the statement of cash flows. The balance sheet, statement of operations, and statement of members’ equity (deficit) were not affected.

Bailey 44, LLC
Notes to Financial Statements
Principles of Consolidation — The consolidated financial statements include the accounts of Bailey 44 and its majority owned subsidiary, Superfine (collectively the company). All significant intercompany balances and transactions have been eliminated upon consolidation.
Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair value of financial instruments — The Company’s financial instruments consist of cash, due from factor, accounts receivable, accounts payable, and accrued expenses. The carrying value of these financial instruments are considered to be representative of their fair market value due to the short maturity of these instruments.
Cash and cash equivalents — The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
Accounts receivable — The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts, and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections, or the status of a customer’s financial position. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful.
Concentration of credit risk — Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base and use of a factor. The Company does not require collateral on accounts receivable. Management considers its customer base to be credit worthy and that established reserves against accounts receivable are sufficient to cover the risk of any future losses. During the year ended December 31, 2018, one customer accounted for approximately 10% of the Company’s revenue. Sales to this customer are assigned to the Company’s factor.
Inventories — Inventories are stated at the lower of cost, determined by the first-in, first-out method, or net realizable value. Inventories are comprised of raw materials, work-in process and finished goods as of December 31, 2019 and 2018.
Property and equipment — Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over estimated useful lives of 5 to 7 years. Amortization of leasehold improvements is computed over the lesser of the term of the related lease or the estimated useful lives of the assets.
Impairment of long-lived assets — The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the carrying value of the asset to its estimated fair value. Fair value is determined based on appropriate valuation techniques. The Company determined that there was no impairment of its long-lived assets as of December 31, 2019 and 2018.
Deferred rent — Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense recorded and amounts paid under the lease agreement is recorded as deferred rent liability. Included in deferred rent are amounts resulting from tenant improvement allowances, which are amortized over the life of the related leases.

Bailey 44, LLC
Notes to Financial Statements
Revenue recognition — Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For the Company’s retail segment, revenues are recognized at the point of sale. The Company provides the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates. The Company considers the sale of products in either the direct or retail segment as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. ASC 606 has been adopted effective December 31, 2019 using the modified retrospective method with no adjustment.
Merchandise risk — The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results, and financial condition.
Income taxes — An LLC is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company’s income or loss for income tax reporting purposes. In accordance with the Company’s operating agreement, the Company may disburse funds necessary in order to satisfy the members’ estimated income tax liabilities. LLCs registered in the State of California are subject to an annual minimum state franchise tax of $800 and an LLC fee based upon revenues. The total LLC fees and taxes were approximately $14,890 and $13,390 for the years ended December 31, 2019 and 2018 respectively, and are recorded as income tax expense on the statement of operations.
Uncertain tax positions — The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2019 and 2018, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.
Sales tax — Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.
Advertising — Advertising costs includes general advertising, production of photography for e-c ommerce, digital marketing, events, and public relations charges. Such costs are expensed as incurred and totaled approximately $1,244,000 and $1,225,000 for the years ended December 31, 2019 and 2018 respectively.
Shipping and handling — Shipping and handling fees billed to customers are classified as a component of revenues. The costs associated with shipping goods to customers are recorded as an operating expense. Freight-out for the years ended December 31, 2019 and 2018 amounted to approximately $509,000 and $588,000 respectively.
New accounting pronouncements — In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Accounting Standards Codification Topic 842), a comprehensive new lease recognition standard which will supersede previous existing lease recognition guidance. Under the standard, lessees will need to recognize a right-of-use asset and a lease liability for leases with terms of greater than twelve months. The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, leases will be required to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The standard is effective for fiscal periods beginning after December 15, 2021 and requires a modified retrospective adoption. Management is currently evaluation the impact of the adoption of this standard on the Company’s financial statements.

Bailey 44, LLC
Notes to Financial Statements
Note 3 — Due (to)/from Factor
The Company assigns a substantial portion of its trade accounts receivable to a third-party factoring company, who assumes the credit risk with respect to the collection of non-recourse accounts receivable. The Company may request advances on the net sales factored at any time before their maturity date, and up to 50% of eligible finished goods inventories. The factor charges a commission on the net sales factored for credit and collection services. Interest on advances is charged as of the last day of each month at a rate equal to the LIBOR rate plus 2.5%. Advances are collateralized by a security interest in substantially all of the Company’s assets.
Due to/from factor consist of the following at December 31, :	2019	2018
Outstanding receivables:
Without recourse	$2,058,298	$2,339,588
With recourse	5,001	45,599
Advances	(1,891,348)	(901,309)
Credits due customers	(273,202)	(171,135)
	$(101,251)	$1,312,743
Note 4 — Inventories
Inventories consist of the following at December 31,:	2019	2018
Finished goods	$2,327,882	$2,766,476
Work-in process	193,873	351,246
Raw materials	516,430	525,576
	$3,038,185	$3,643,298
Note 5 — Property and Equipment
Property and equipment consists of the following at December 31,:	2019	2018
Machinery and equipment	$265,618	$312,846
Furniture and fixtures	1,064,698	962,218
Leasehold improvements	1,307,976	986,392
	2,638,292	2,261,456
Less accumulated depreciation and amortization	(1,373,140)	(1,019,298)
	$1,265,152	$1,242,158
Depreciation and amortization expense related to property and equipment amounted to approximately $485,000 and $359,000 for the years ended December 31, 2019 and 2018 respectively.
Note 6 — Members’ Equity (Deficit)
As of December 31, 2019 and 2018, members’ equity (deficit) consists of the following: 28,350,000 preferred units outstanding, 21,829,500 common units outstanding, and 3,919,263 performance units outstanding. The common units are subordinated to the preferred units for distributions on liquidation and dissolution. Each preferred and common unit holder shall be entitled to one vote requiring the approval of future unit grants. As described in the Restated Limited Liability Company Agreement, the performance units are treated as profit interests, with no ownership interest in the Company included. The owners of these performance units are entitled to a pro rata share of the appreciation in the value of the Company’s assets, at the time granted, in the event of a liquidation or deemed liquidation event, as defined

Bailey 44, LLC
Notes to Financial Statements
in the agreement. These performance units are classified as either (i) time vested units, or (ii) units driven by the equity value of the Company. The time vested performance units vest over five years, with 20% vesting the first year and the remaining vesting in equal pro rata amounts monthly thereafter through December 2019.
The units driven by the equity value of the Company do not vest until the Company receives an equity value greater than $150,000,000. Since the exercise of these units are contingent upon the occurrence of a future event, there has been no value assigned to these units.
During the years ended December 31, 2019 and 2018, the Company did not grant additional performance units. As of December 31, 2019, and 2018, a total of 3,919,263 performance units are outstanding and 151,200 performance units are available to be issued. Of the performance units, 3,919,263 performance units were vested as of December 31, 2019 and 2018.
On May 9, 2013, the Company adopted a phantom performance unit plan (the “Plan”). Under the Plan, phantom performance units are granted to key employees. As per the Plan, phantom performance units vest over five years, with 20% vesting the first year and the remainder vesting in equal pro rata amounts coming fully vested through December 2017. These were accounted for as a liability award with compensation cost measured as of the end of each reporting period. Since the exercise of these units are contingent upon the occurrence of a future event, there has been no value assigned to these units. During the years ended December 31, 2019 and 2018, the Company did not grant additional phantom performance units. During the year ended December 31, 2018 one key employee forfeited 600,000 phantom performance units. As of December 31, 2019 and 2018, a total of 300,000 performance units are outstanding and fully vested and 600,000 are available to be issued.
The performance units and phantom performance units were eliminated in February of 2020 as part of a transaction in which the Company was acquired.
Note 7 — Commitments
The Company leases facilities under operating leases with unrelated parties that expire at various dates through February 2029. Total facility rent expense was approximately $3,071,000 and $1,442,000 for the years ended December 31, 2019 and 2018 respectively.
The future minimum lease payments are as follows:
Year Ending December 31,
2020	$809,939
2021	795,067
2022	821,630
2023	456,202
2024	394,241
Thereafter	1,238,998
$4,516,077
Please see Note 9 — Subsequent Events regarding retail lease terminations.
Contingencies — As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the

Bailey 44, LLC
Notes to Financial Statements
amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.
The apparel industry is subject to laws and regulations of federal, state, and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquires have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.
The Company, in the course of its business operations, is subject to various claims being asserted against it. Management believes that the ultimate resolution of these claims will not have a material impact on the Company’s financial position or results of operations.
Note 8 — Related Party Transactions
During the year ended December 31, 2018 the Company paid $220,000 to a member of the Company for design consulting services.
On July 22, 2019 the Company entered into two promissory note agreements with its managing member totaling $350,000. The notes bear interest at 12%, and all principal and accrued interest is payable on July 22, 2021.
On December 12, 2019 the Company entered into two promissory note agreements with its managing member totaling $500,000. The notes bear interest at 12%, and all principal and accrued interest is payable on July 22, 2021.
Note 9 — Subsequent Events
1)
On Feb 12, 2020, the members of B44 LLC sold their interest to Denim.LA, Inc. for 20,754,717 shares of series B Preferred Stock. 16,603,773 shares of Series B Preferred Stock were issued to the members of B44 LLC on the effective date of the transaction and 4,150,944 shares subject to hold back. All profit units were cancelled as part of the agreement. Denim.LA, Inc. and the members of B44 LLC agreed the gross proceeds of the effective shares of Series B Preferred Stock shall equal no more than $11,000,000 at the one-year mark immediately following Denim.LA, Inc.’s initial public offering, thus the effective shares of Series B Preferred Stock may be subject to adjustment based on the post-initial public offering price of Denim.LA, Inc.

2)
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

The negative impact the global pandemic has had on the Company in 2020 is significant, as the majority of Bailey 44’s revenue comes from wholesale retailers — many of which have frozen inventory buys due to brick and mortal retail door closures and / or reduced consumer spending.
Due to the coronavirus pandemic, the Company placed the majority of Bailey 44’s workforce on furlough and terminated employment agreements with several full-time employees. The Company brought back a few of the furloughed employees on a part-time basis once a new Designer came on board; however, the Company does not expect to hire back the any additional former employees that were either placed on furlough or had their employment terminated. Once revenues have stabilized and the volatility caused by the coronavirus has subsided, the Company plans to offer the part-time employees full-time positions.

Bailey 44, LLC
Notes to Financial Statements
On June 30, 2020, the Company permanently closed down the Ali & Jay brand (a sub brand under Baily 44) due to significantly reduced revenues associated with wholesale retail store closures from the coronavirus. the Company also exited their three brick and mortar retail doors over the course of 2020 due to lack of profitability.
3)
In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $1,347,050 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross- defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in whole or in part based on current information available.

The Company has evaluated subsequent events that occurred after December 31, 2019 through December 29, 2020, the issuance date of these financial statements.

HARPER & JONES, LLC
INDEX TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS’ REPORT
The Management and Members
Harper & Jones, LLC
Dallas, Texas
Report on the Financial Statements
We have audited the accompanying balance sheets of Harper & Jones, LLC (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, members’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harper & Jones, LLC as of December 31, 2020 and 2019, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has negative operating cash flows, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ dbbmckennon
Newport Beach, California
April 9, 2021

BALANCE SHEETS
HARPER & JONES, LLC
	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$51,315	$18,509
Accounts receivable, net	38,689	31,995
Inventory	73,690	42,643
Other current assets	54,423	129,162
Total current assets	218,117	222,309
Fixed assets, net	138,040	221,686
Intangible assets, net	2,034	2,206
Other assets	4,416	15,004
Total assets	$362,607	$461,205
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$187,516	$119,068
Accrued liabilities	31,771	21,297
Other current liabilities	68,335	66,437
Note payable, current portion	60,941	147,562
Related party notes payable, current portion	—	75,000
Deferred rent	19,432	23,161
Deferred revenue	264,802	286,255
Total current liabilities	632,797	738,780
Related party notes payable, net of current portion	635,000	425,000
Notes payable, net of current portion	276,754	49,441
Total liabilities	1,544,551	1,213,221
Commitments and contingencies (Note 8)
Members’ deficit:
Class A members units, $0.00001 par value, 100 authorized; 100 outstanding at both December 31, 2020 and 2019	—	—
Class B members units, $0.00001 par value, 100 authorized; 87 and 100 outstanding at December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	102,083	112,565
Accumulated deficit	(1,284,027)	(864,581)
Total members’ deficit	(1,181,944)	(752,016)
Total liabilities and members’ deficit	$362,607	$461,205
The accompany notes are an integral part of these financial statements.

HARPER & JONES, LLC
STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2020	2019
Revenues	$2,542,721	$3,325,762
Cost of goods sold	897,873	1,202,819
Gross profit	1,644,848	2,122,943
Operating expenses:
General and administrative	1,044,397	717,901
Sales and marketing	1,163,124	1,577,478
Total operating expenses	2,207,521	2,295,379
Loss from operations	(562,673)	(172,436)
Other income (expense):
Interest expense	(92,270)	(53,955)
Gain on forgiveness of debt	225,388	—
Other income	10,109	50,000
Total other income (expense), net	143,227	(3,955)
Provision for income taxes	—	—
Net loss	$(419,446)	$(176,391)
The accompany notes are an integral part of these financial statements.

HARPER & JONES, LLC
STATEMENTS OF MEMBERS’ DEFICIT
	Class A Members’ Units		Class B Members’ Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	100	$—	100	$—	$112,565	$(688,190)	$(575,625)
Net loss	—	—	—	—	—	(176,391)	(176,391)
Balances at December 31, 2019	100	$—	100	$—	$112,565	$(864,581)	$(752,016)
Contributions	—	—	—	—	771	—	771
Repurchase of members’ units	—	—	(13)	—	(11,253)	—	(11,253)
Net loss	—	—	—	—	—	(419,446)	(419,446)
Balances at December 31, 2020	100	$—	87	$—	$102,083	$(1,284,027)	$(1,181,944)
The accompany notes are an integral part of these financial statements.

HARPER & JONES, LLC
STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(419,446)	$(176,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	149,568	82,422
Gain on forgiveness of note payable	(225,388)	—
Bad debt expense	42,078	—
Changes in operating assets and liabilities:
Accounts receivable, net	(48,772)	968
Inventory	(31,047)	(17,577)
Deposits	—	(5,438)
Other assets	85,327	(66,659)
Accounts payable	68,448	79,266
Accrued expenses and other current liabilities	12,372	(12,130)
Deferrent rent	(3,729)	12,784
Deferred revenue	(21,453)	124,162
Net cash provided by (used in) operating activities	(392,042)	21,407
Cash flows from investing activities:
Purchases of property and equipment and intangibles	(65,750)	(254,437)
Net cash used in investing activities	(65,750)	(254,437)
Cash flows from financing activities:
Proceeds from related party notes payable	210,000	200,000
Proceeds from notes payable	382,600	200,000
Principal payments on line of credit	—	(160,000)
Proceeds from line of credit	125,000	—
Principal repayments of notes payable	(141,520)	—
Principal payments on related party notes payable	(75,000)	(2,998)
Member contributions	771	—
Repurchase of members’ units	(11,253)	—
Net cash provided by financing activities	490,598	237,002
Net increase in cash and cash equivalents	32,806	3,972
Cash and cash equivalents at beginning of year	18,509	14,537
Cash and cash equivalents at end of year	$51,315	$18,509
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$82,270	$53,955
Non cash investing and financing activities:
Conversion of line of credit to note payable	$125,000	—
The accompany notes are an integral part of these financial statements.

Harper & Jones, LLC
Notes to Financial Statements
NOTE 1 — NATURE OF OPERATIONS
Harper & Jones, LLC (the “Company” or “H&J” or the “LLC”) was formed on April 10, 2017 in the State of Texas. The Company’s headquarters are located in Dallas, Texas.
The Company operates a clothing business of custom men’s garments from casual wear to formal wear; including suits, sport coats, slacks, dress shirts, crew necks, chinos, denim, tuxedos and more. Our team consists of clothiers that grow their own clientele through their network and company leads. We meet our clients at their home, office, or in one of our showrooms with a goal of taking over our clients’ image and wardrobe and making them bench-made garments that align with their unique personality and lifestyle.
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.
The negative impact the global pandemic has had on the Company in 2020 is significant, given H&J’s revenue is linked to physical showroom locations — all of which were forced to close for a duration of 2020, per local requirements around continued operations for essential vs. non-essential businesses.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of Harper & Jones, LLC are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
Preparation of the financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.

Harper & Jones, LLC
Notes to Financial Statements
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2020 and 2019. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.
Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts for potential uncollectible receivables. As of December 31, 2020, and 2019, there were no allowances for credit losses.
Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value, less costs to sell (net realizable value).
Fixed Assets
Fixed assets are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of one (1) to seven (7) years. Leasehold improvements are depreciated over the lesser of the term of the respective lease or estimated useful economic life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.
Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.
Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers, revenue is recorded is when the customer takes physical possession of the product. The amount of revenue recognized reflects the

Harper & Jones, LLC
Notes to Financial Statements
consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.
Revenue from product sales is recognized in the period during which the product is delivered to the end consumer; any taxes collected on behalf of government authorities are excluded from net revenue.
Advertising
The Company expenses advertising costs as incurred. Advertising costs expensed were $4,124 and $7,435 for the years ended December 31, 2020 and 2019, respectively.
Income Taxes
The Company is a limited liability company. Under these provisions, the Company is not subject to federal corporate income taxes. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company paid state Franchise taxes at reduced rates. Tax returns for years on and after 2017 are open to examination by government agencies; however, there are no ongoing examinations.
Concentration of Credit Risk
Cash — The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.
Suppliers — The Company relies on a small number of vendors for raw materials and tailoring services. Management believes that the loss of one or more of these vendors would have a material impact on the Company’s financial position, results of operations and cash flows.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.
NOTE 3 — GOING CONCERN
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $562,673 and $172,437, for the years ended December 31, 2020 and 2019, respectively, and had net cash provided by/ (used in) operating activities of ($392,042) and $21,407 for the years ended December 31, 2020 and 2019, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.
During the next 12 months, the Company intends to fund operations through the sale of products and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition,

Harper & Jones, LLC
Notes to Financial Statements
and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.
NOTE 4 — INVENTORIES
The Company had fabric inventories of $73,690 and $42,643 as of December 31, 2020 and 2019, respectively.
NOTE 5 — FIXED ASSETS
Fixed assets are comprised of the following:
	December 31,
	2020	2019
Leasehold improvements and showrooms	$375,677	$309,928
Accumulated amortization	(237,637)	(88,242)
Fixed Assets, net	$138,040	$221,686
Depreciation expense of $149,396 and $82,251 for the years ended December 31, 2020 and 2019, respectively.
NOTE 6 — RELATED-PARTY TRANSACTIONS
In July 2017, the Company issued a promissory note with a principal of $300,000 to a company owned by its majority owner. The note has an interest rate of 12% per annum, and is payable on or before July 10, 2022. Interest is paid quarterly. In October, 2019, the Company borrowed an additional $125,000 pursuant to an addendum to the promissory note. During 2020, the Company borrowed an additional $210,000 pursuant to an addendum. The balance of the note was $635,000, and $425,000, as of December 31, 2020 and 2019, respectively. Accrued interest at December 31, 2020 and 2019 was $19,500 and $10,500, respectively.
In December 2019, the Company issued a promissory note with a principal amount of $75,000 to its majority owner. The note has an interest rate of 8.5% and is payable on or before December 31, 2020. The note was repaid during 2020 and balance of the note was $0 and $75,000 as of December 31, 2020 and 2019 respectively.
NOTE 7 — DEBT
Notes payable
	December 31,
	2020	2019
Note payable to bank, principal due November 27, 2020 bearing interest at 1.75% over prime (4.75% at December 31, 2019)	$—	$123,917
Note payable to bank, principal due December 2025, bearing interest at 5.526%	125,000	—
Note payable to majority owner, principal due on or before December 31, 2020, variable monthly payments, interest at 8.5% . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	75,000
Note payable to a bank, monthly installments of $2,279 through November 26, 2022, bearing interest at 5.85% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	55,483	73,086
PPP and EIDL Loans (see below for terms) . . . . . . . . . . . . . . . . . . . . . . . . . . . .	157,212	—
Note payable to a company owned by the majority owner of the Company, due on or before July 10, 2022, bearing interest at 12% . . . . . . . . . . . . . . . . . . . . . . . .	635,000	425,000
	$972,695	$697,003

Harper & Jones, LLC
Notes to Financial Statements
The note payable to a majority owner totaling $75,000 was repaid in 2020 with proceeds from additional loans from a related party described in Note 6.
Annual aggregate maturities of notes payable that existed as December 31, 2020 are as follows:
Year Ending December 31,
2021	$60,941
2022	686,007
2023	28,119
2024	29,654
2025	31,171
Thereafter	136,803
972,695
Less: current portion of note payable	(60,941)
Notes payable, long-term	$911,754
Line of Credit
In April 2018, the Company entered into a line of credit (the “line”) with a bank in the amount of $200,000. The line bore interest at 5.85%, matured on April 27, 2019. The line of credit was secured by all tangible and intangible property of the Company. The balance of the line was $160,000 as of December 31, 2018. The line was paid in full in April 2019.
The Company received a new line of credit with similar terms in 2020. The Company drew $125,000 of the line of credit through December 31, 2020. The Company then converted the line of credit to a note for $125,000. The note carries an interest rate of 5.526% and matures in December 2025. The Company is required to make monthly payments of approximately $2,394.
PPP and EIDL Loans
In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $232,700 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence.
In December 2020, the Company received notification from the Small Business Association that the majority of the initial PPP loan balance had been forgiven; leaving a loan balance of approximately $7,312 as of December 31, 2020.
The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 25, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Harper & Jones, LLC
Notes to Financial Statements
Leases
The Company leases office and showroom facilities in Dallas and Houston, Texas, and New Orleans, Louisiana. The leases expire at various dates through June 2022 with base rents ranging from $3,400 to $6,500. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2020:
2021	$95,617
2022	42,996
$138,613
Rent expense for the years ended December 31, 2020 and 2019 was $159,032 and $165,326, respectively.
NOTE 9 — MEMBERS’ EQUITY / (DEFICIT)
The Company has authorized the issuance of 200 shares of membership units consisting of 100 Class A Common units and 100 of Class B Common Stock with par value of $0.00001, 187 and 200 of which were issued and outstanding as of December 31, 2020, and 2019. Profits are allocated first to Class A members, pro rata until cumulative profits allocated to Class A Members equal the cumulative losses allocated to Class A members from all prior periods, second to Class B Members, pro rata until cumulative profits allocated to Class B Members equal the cumulative losses allocated to Class B members from all prior periods, then the balance, if any, to Class B Members, pro rata. Losses are allocated first to Class B members, pro rata until cumulative losses to Class Be members equal cumulative profits allocated to Class B members for all prior periods, second to Class A members, pro rata.
In 2020, the Company repurchased 13 Class B Member units for $11,253.
The Company’s certificate of formation dictates that the entity has a finite life of 60 years. Accordingly, the LLC will cease to exist in April 2077.
Proposed Sale of Business
On October 14, 2020, the members of Harper & Jones LLC (H&J) agreed to sell their interest to Digital Brands Group, Inc., formerly Denim.LA, Inc. (“Denim.LA”), subject to the successful closing of Denim.LA’s initial public offering, for $9,100,000 of Denim.LA Common Stock, at a price per share equal to the price per share at Denim.LA’s initial public offering (IPO), thus the number of Common Stock shares the members of Harper & Jones receive is dependent on the price per share of Denim.LA’s Common Stock at the time of their IPO.
In addition, Denim.LA will contribute to Harper & Jones LLC a sum of $500,000 in cash to be allocated to H&J’s outstanding debt immediately prior to the closing of the transaction.
The finalization of this sale is dependent on a successful initial public offering by Denim.LA within time periods specified in the agreement. There is no penalty for either party if Denim.LA fails to complete its initial public offering, and in such circumstance the sale will be deemed null and void.
NOTE 10 — SUBSEQUENT EVENTS
In January, 2021 the Company was notified that their 2nd Round PPP Loan application was approved by the Small Business Association. Per the terms of the PPP Loan, the Company received total proceeds of $232,700. The Loan matures in two years from the effective date of the Loan and has a fixed interest rate of 1% per annum.
The Company has evaluated subsequent events that occurred after December 31, 2020 through April 9, 2021, the issuance date of these financial statements.

DIGITAL BRANDS GROUP, NC.
FORM 10-Q TABLE OF CONTENTS

DIGITAL BRANDS GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$254,527	$575,986
Accounts receivable, net	272,264	35,532
Due from factor, net	1,094,309	210,033
Inventory	2,327,542	1,163,279
Prepaid expenses and other current assets	1,525,818	23,826
Total current assets	5,474,460	2,008,656
Deferred offering costs	367,696	214,647
Property, equipment and software, net	97,862	62,313
Goodwill	17,771,031	6,479,218
Intangible assets, net	16,779,126	7,494,667
Deposits	174,109	92,668
Total assets	$40,664,284	$16,352,169
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,855,352	$5,668,703
Accrued expenses and other liabilities	1,853,954	1,245,646
Deferred revenue	193,023	1,667
Due to related parties	232,635	441,453
Contingent consideration liability	10,527,910	—
Convertible notes, current	100,000	700,000
Accrued interest payable	855,729	737,039
Note payable – related party	299,489	137,856
Venture debt, current	300,000	5,854,326
Loan payable, current	1,796,000	992,000
Promissory note payable, current	655,000	4,500,000
Total current liabilities	23,669,092	20,278,690
Convertible note payable, net	2,793,385	1,215,815
Loan payable	1,677,213	709,044
Promissory note payable	2,845,000	—
Venture debt, net of discount	5,701,755	—
Derivative liability	2,486,843	—
Warrant liability	28,195	6,265
Total liabilities	39,201,483	22,209,814
Commitments and contingencies (Note 12) Stockholders’ equity (deficit):
Series Seed convertible preferred stock, $0.0001 par, no shares and 20,714,518 shares, authorized, issued and outstanding at September 30, 2021 and December 31, 2020, respectively	—	2,071
Series A convertible preferred stock, $0.0001 par, no shares and 14,481,413 shares authorized, no shares and 5,654,072 shares issued and outstanding at September 30, 2021, and December 31, 2020, respectively	—	565
Series A-2 convertible preferred stock, $0.0001 par, no shares and 20,000,000 shares authorized, no shares and 5,932,742 shares issued and outstanding at September 30, 2021, and December 31,2020,respectively	—	593
Series A-3 convertible preferred stock, $0.0001 par, no shares and 18,867,925 shares authorized, no shares and 9,032,330 shares issued and outstanding at September 30, 2021, and December 31, 2020, respectively	—	904
Series CF convertible preferred stock, $0.0001 par, no shares and 2,000,000 shares authorized, no shares and 836,331 shares issued and outstanding at September 30, 2021, and December 31, 2020, respectively	—	83
Series B convertible preferred stock, $0.0001 par, no shares and 20,714,517 shares authorized, no shares and 20,714,517 shares issued and outstanding at September 30, 2021, and December 31, 2020, respectively	—	2,075
Undesignated preferred stock, $0.0001 par, 10,000,000 shares and 936,144 shares authorized, 0 shares issued and outstanding as of both September 30,2021 and December 31, 2020	—	—
Common stock, $0.0001 par, 200,000,000 and 110,000,000 shares authorized, 12,627,488 and 664,167 shares issued and outstanding as of both September 30, 2021 and December 31, 2020, respectively	1,263	66
Additional paid-in capital	57,467,015	27,481,995
Accumulated deficit	(56,005,477)	(33,345,997)
Total stockholders’ equity (deficit)	1,462,801	(5,857,645)
Total liabilities and stockholders’ equity (deficit)	$40,664,284	$16,352,169
See the accompanying notes to the unaudited condensed consolidated financial statements

DIGITAL BRANDS GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net revenues	$2,163,280	$1,234,805	$3,575,214	$4,475,507
Cost of net revenues	954,137	1,729,709	2,179,023	3,884,864
Gross profit (loss)	1,209,143	(494,904)	1,396,191	590,643
Operating expenses:
General and administrative	3,720,863	1,356,653	12,820,841	5,258,084
Sales and marketing	1,307,219	101,081	2,401,322	543,327
Distribution	105,332	65,681	238,774	279,362
Loss on disposal of property and equipment	—	593,449	—	593,449
Impairment of intangible assets	—	784,500	—	784,500
Change in fair value of contingent consideration	3,988,493	—	7,039,394	—
Total operating expenses	9,121,907	2,901,364	22,500,331	7,458,722
Loss from operations	(7,912,764)	(3,396,268)	(21,104,140)	(6,868,079)
Other income (expense):
Interest expense	(447,842)	(550,505)	(2,020,806)	(1,239,437)
Other non-operating income (expenses)	(577,441)	32,193	(634,654)	32,193
Total other income (expense), net	(1,025,283)	(518,312)	(2,655,460)	(1,207,244)
Income tax benefit (provision)	—	(276)	1,100,120	(13,657)
Net loss	$(8,938,047)	$(3,914,856)	$(22,659,480)	$(8,088,980)
Weighted average common shares outstanding – basic and diluted	11,786,592	664,167	6,002,669	664,167
Net loss per common share – basic and diluted .	$(0.76)	$(5.89)	$(3.77)	$(12.18)
See the accompanying notes to the unaudited condensed consolidated financial statements

DIGITAL BRANDS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)
	Series Seed Preferred Stock		Series A Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series CF Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Stockholders’ Receivable	Subscription Accumulated Deficit	Total Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	8,223,036	$823	126,641	$12	—	$—	664,167	$66	$15,486,050	$(22,677)	$(22,617,702)	$(7,150,199)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49,932	—	—	49,932
Issuance of Series A-3 preferred stock for cash	—	—	—	—	—	—	809,294	81	—	—	—	—	—	—	428,845	(117,614)	—	311,312
Issuance of Series B preferred stock	—	—	—	—	—	—	—	—	—	—	20,754,717	2,075	—	—	10,997,925	—	—	11,000,000
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,690)	—	—	(31,690)
Fair value of warrant issuances – venture debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	58,421	—	—	58,421
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,906,527)	(1,906,527)
Balances at March 31, 2020	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	126,641	$12	20,754,717	$2,075	664,167	$66	$26,989,483	$(140,291)	$(24,524,229)	$2,331,249
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49,932	—	—	49,932
Issuance of Series CF preferred stock for cash .	—	—	—	—	—	—	—	—	709,690	71	—	—	—	—	286,447	—	—	286,518
Issuance of Series A-3 preferred stock for cash	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	126,837	—	126,837
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,267,597)	(2,267,597)
Balances at June 30, 2020	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	836,331	$83	20,754,717	$2,075	664,167	$66	$27,325,862	$(13,454)	$(26,791,826)	$526,939
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,779	—	—	5,779
Fair value of warrant issuances – venture debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	81,151	—	—	81,151
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(28,756)	—	—	(28,756)
Net loss.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,914,856)	(3,914,856)
Balances at September 30, 2020	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	836,331	$83	20,754,717	$2,075	664,167	$66	$27,384,036	$(13,454)	$(30,706,682)	$(3,329,743)
Balances at December 31, 2020	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	836,331	$83	20,754,717	$2,075	664,167	$66	$27,481,995	$—	$(33,345,997)	$(5,857,645)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	36,976	—	—	36,976
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,023,935)	(3,023,935)
Balances at March 31, 2021	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	9,032,330	$904	836,331	$83	20,754,717	$2,075	664,167	$66	$27,518,971	$—	$(36,369,932)	$(8,844,604)
Conversion of preferred stock into common stock	(20,714,518)	(2,071)	(5,654,072)	(565)	(5,932,742)	(593)	(9,032,330)	(904)	(836,331)	(83)	(20,754,717)	(2,075)	4,027,181	403	5,888	—	—	—
Issuance of common stock in public offering	—	—	—	—	—	—	—	—	—	—	—	—	2,409,639	241	9,999,761	—	—	10,000,002
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,116,957)	—	—	(2,116,957)
Exercise of over-allotment option, net of offering costs	—	—	—	—	—	—	—	—	—	—	—	—	361,445	36	1,364,961	—	—	1,364,997
Conversion of debt into common stock.	—	—	—	—	—	—	—	—	—	—	—	—	1,135,153	114	2,680,175	—	—	2,680,289
Conversion of related party notes and payables into common stock	—	—	—	—	—	—	—	—	—	—	—	—	152,357	15	257,500	—	—	257,515
Common stock and warrants issued in connection with note	—	—	—	—	—	—	—	—	—	—	—	—	20,000	2	73,956	—	—	73,958
Common stock issued in connection with business combination	—	—	—	—	—	—	—	—	—	—	—	—	2,192,771	219	8,025,323	—	—	8,025,542
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	—	—	31,881	3	145,693	—	—	145,696
Common stock issued pursuant to consulting agreement	—	—	—	—	—	—	—	—	—	—	—	—	50,000	5	182,995	—	—	183,000
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,801,553	—	—	3,801,553
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,697,498)	(10,697,498)
Balances at June 30, 2021	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	11,044,594	$1,104	$51,939,819	$—	$(47,067,430)	$4,873,493
Issuance of common stock pursuant to equity line of credit	—	—	—	—	—	—	—	—	—	—	—	—	126,356	13	367,683	—	—	367,696
Common stock issued in connection with business combination	—	—	—	—	—	—	—	—	—	—	—	—	1,101,538	110	3,403,086	—	—	3,403,196
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	—	—	355,000	36	1,622,314	—	—	1,622,350
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	134,113	—	—	134,113
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,938,047)	(8,938,047)
Balances at September 30, 2021	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	12,627,488	$1,263	$57,467,015	$—	$(56,005,477)	$1,462,801
See the accompanying notes to the unaudited condensed consolidated financial statements

DIGITAL BRANDS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(22,659,480)	$(8,088,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	652,732	716,568
Amortization of loan discount and fees .	682,956	144,974
Stock-based compensation	4,155,641	105,643
Fees incurred in connection with debt financings .	132,609	—
Change in fair value of warrant liability .	21,930	(1,792)
Change in fair value of derivative liability	627,956	—
Change in fair value of contingent consideration .	7,039,394	—
Deferred income tax benefit .	(1,100,120)	—
Impairment of intangible assets .	—	784,500
Loss on disposal of property and equipment .	—	593,449
Change in credit reserve	66,748	(182,758)
Changes in operating assets and liabilities:
Accounts receivable, net	(32,582)	(74,256)
Due from factor, net	(540,257)	1,334,263
Inventory	(483,477)	2,578,261
Prepaid expenses	(1,259,835)	(113,566)
Accounts payable	749,352	1,161,279
Accrued expenses and other liabilities .	451,298	(721,062)
Deferred revenue	(78,492)	(13,564)
Accrued compensation – related party .	(108,550)	(29,302)
Accrued interest	206,163	656,734
Net cash used in operating activities	(11,476,014)	(1,149,609)
Cash flows from investing activities:
Cash acquired (consideration) pursuant to business combination .	(5,442,966)	106,913
Issuance of related party receivable .	—	(10,000)
Purchase of property, equipment and software .	(13,585)	(266,390)
Deposits	(67,431)	98,835
Net cash provided by (used in) investing activities	(5,523,982)	(70,642)
Cash flows from financing activities:
Proceeds from related party advances	—	22,856
Repayments to factor	(39,520)	(1,684,703)
Proceeds from venture debt .	—	862,500
Issuance of loans payable	2,626,050	1,701,044
Repayments of promissory notes and loans payable	(2,002,731)	—
Issuance of convertible notes payable	5,078,650	—
Proceeds from initial public offering	10,000,002	—
Exercise of over-allotment option with public offering, net .	1,364,997	—
Exercise of warrants .	1,768,046	—
Proceeds from sale of Series A-3 preferred stock	—	355,945
Subscription receivable from Series A-3 preferred stock	—	22,677
Proceeds from sale of Series CF preferred stock	—	286,518
Offering costs	(2,116,957)	(104,996)
Net cash provided by financing activities	16,678,537	1,461,841
Net increase in cash and cash equivalents	(321,459)	241,590
Cash and cash equivalents at beginning of period	575,986	40,469
Cash and cash equivalents at end of period .	$254,527	$282,059
Supplemental disclosure of cash flow information:
Cash paid for income taxes .	$—	$—
Cash paid for interest	$460,179	$—
Supplemental disclosure of non-cash investing and financing activities:
Conversion of preferred stock into common stock .	$6,291	$—
Conversion of related party notes and payables into common stock	$257,515	$—
Conversion of debt into common stock .	$2,680,289	$—
Derivative liability in connection with convertible note .	$1,858,887	$—
Comon shares issued pursuant to equity line of credit .	$367,696	$—
Venture debt issued in exchange of forgiveness of accrued interest .	$—	$209,211
Warrants issued for offering costs	$—	$918
Warrants issued with venture debt .	$—	$139,572
Issuance of promissory note payable in acquisition .	$—	$4,500,000
Issuance of Series B preferred stock in acquisition .	$—	$11,000,000
Subscription receivable for Series A preferred stock	$—	$13,454
See the accompanying notes to the unaudited condensed consolidated financial statements

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1:   NATURE OF OPERATIONS
Digital Brands Group, Inc. (the “Company” or “DBG”), was organized on September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. Effective December 31, 2020, the Company changed its name to Digital Brands Group, Inc. (DBG).
On February 12, 2020, Denim.LA, Inc. entered into an Agreement and Plan of Merger with Bailey 44, LLC (“Bailey”), a Delaware limited liability company. On the acquisition date, Bailey 44 , LLC became a wholly owned subsidiary of the Company. See Note 4.
On May 18, 2021, the Company closed its acquisition of Harper & Jones, LLC (“H&J”) pursuant to its Membership Interest Stock Purchase Agreement with D. Jones Tailored Collection, Ltd. to purchase 100% of the issued and outstanding equity of Harper & Jones, LLC. On the acquisition date, H&J became a wholly owned subsidiary of the Company. See Note 4.
On August 30, 2021, the Company closed its acquisition of Mosbest, LLC dba Stateside (“Stateside”) pursuant to its Membership Interest Purchase Agreement with Moise Emquies to purchase 100% of the issued and outstanding equity of Stateside. On the acquisition date, Stateside became a wholly owned subsidiary of the Company. See Note 4.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic. As the global spread of COVID-19 continues, DBG remains first and foremost focused on a people-first approach that prioritizes the health and well-being of its employees, customers, trade partners and consumers. To help mitigate the spread of COVID-19, DBG has modified its business practices in accordance with legislation, executive orders and guidance from government entities and healthcare authorities (collectively, “COVID-19 Directives”). These directives include the temporary closing of offices and retail stores, instituting travel bans and restrictions and implementing health and safety measures including social distancing and quarantines.
The full extent of the future impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, and the imposition of protective public safety measures.
Reverse Stock Split
On May 12, 2021, the Board of Directors approved a one-for-15.625 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s preferred stock (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.
Initial Public Offering
On May 13, 2021, the Company’s registration statement on Form S-1 relating to its initial public offering of its common stock (the “IPO”) was declared effective by the Securities and Exchange Commission (“SEC”). Further to the IPO, which closed on May 18, 2021, the Company issued and sold 2,409,639shares of common stock at a public offering price of $4.15 per share. Additionally, the Company issued warrants to purchase 2,771,084 shares, which includes 361,445 warrants sold upon the partial exercise of the over-allotment option. The aggregate net proceeds to the Company from the IPO, were $8.6 million after deducting underwriting discounts and commissions of $0.8 million and direct offering expenses of

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
$0.6 million. Concurrent with this offering, the Company acquired H&J (see Note 4). The Company incurred an additional $0.6 million in offering costs related to the IPO that were not paid directly out of the proceeds from the offering.
NOTE 2:   GOING CONCERN
The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $22,659,480 and $8,088,980 for the nine months ended September 30, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the nine months ended September 30, 2021 and 2020.
The Company has historically lacked liquidity to satisfy obligations as they come due and as of September 30, 2021, and the Company had a working capital deficit of $18,194,632. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to continue to generate operating losses for the foreseeable future. The accompanying consolidated financial statements do not include any adjustments as a result of this uncertainty.
Management Plans
As of November 11, 2021, the date of issuance of these unaudited interim condensed consolidated financial statements, the Company expects that its cash and cash equivalents of $254,527 as of September 30, 2021, together with the measures described below, will be sufficient to fund its operating expenses, debt obligations and capital expenditure requirements for at least one year from the date these consolidated financial statements are issued.
In August 2021, the Company entered into an equity line of credit agreement which the investor is committed to purchase up to $17,500,000 of the Company’s common stock (see Note 8). The Company plans to utilize multiple drawdowns on this agreement, subject to satisfying a registration rights agreement and other restrictions.
Throughout the next twelve months, the Company intends to fund its operations primarily from the funds raised through the equity line of credit agreement. The Company may pursue secondary offerings or debt financings to provide working capital and satisfy debt obligations.
There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure additional funding, it may be forced to curtail or suspend its business plans.
NOTE 3:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).
Unaudited Interim Financial Information
The accompanying unaudited condensed consolidated balance sheet as of September 30, 2021, the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021 and 2020 and of cash flows for the nine months ended September 30, 2021 and 2020 have been prepared by the Company, pursuant to the rules and regulations of the SEC for the interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
However, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim consolidated balance sheet.
The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020 included in the Company’s prospectus that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-255193). The prospectus was filed with the SEC pursuant to Rule 424(b)(4) on May 17, 2021.
Principles of Consolidation
These condensed consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries Bailey, H&J and Stateside from the dates of acquisition. All inter-company transactions and balances have been eliminated on consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Equivalents and Concentration of Credit Risk
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. As of September 30, 2021 and December 31, 2020, the Company did not hold any cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The Company’s financial instruments consist of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses, due to related parties, related party note payable, and convertible debt. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.
The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values:
	Fair Value Measurements as of September 30, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$28,195	$—	$28,195
Contingent consideration	—	—	10,527,910	10,527,910
Derivative liability	—	—	2,486,843	2,486,843
	$—	$28,195	$13,014,753	$13,042,948
	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$6,265	$6,265
	$—	$—	$6,265	$6,265
Warrant Liability
Certain of the Company’s common stock warrants are carried at fair value. As of December 31, 2020, the fair value of the Company’s common stock warrant liabilities was measured under the Level 3 hierarchy using the Black-Scholes pricing model as the Company’s underlying common stock had no observable market price (see Note 10). The warrant liability was valued using a market approach. Upon the IPO, the warrant liabilities were valued using quoted prices of identical assets in active markets, and was reclassified under the Level 2 hierarchy. Changes in common stock warrant liability during the nine months ended September 30, 2021 are as follows:
Warrant Liability
Outstanding as of December 31, 2020	$6,265
Change in fair value	21,930
Outstanding as of September 30, 2021	$28,195
Contingent Consideration
The Company records a contingent consideration liability relating to stock price guarantees included in its acquisition and consulting agreements. The estimated fair value of the contingent consideration is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.
The fair value of the contingent consideration liability related to the Company’s business combinations is valued using the Monte Carlo simulation model. The Monte Carlo simulation inputs include the stock price, volatility of common stock, timing of settlement and resale restrictions and limits. The fair value of the contingent consideration is then calculated based on guaranteed equity values at settlement as defined in

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
the acquisition agreements. Changes in contingent consideration liability during the nine months ended September 30, 2021 are as follows:
Contingent Consideration Liability
Balance as of December 31, 2020	$—
Initial recognition in connection with acquisition of Harper & Jones	3,421,516
Stock price guarantee per consulting agreement	67,000
Change in fair value	7,039,394
Outstanding as of September 30, 2021	$10,527,910
Derivative Liability
In connection with the Company’s convertible note with Oasis Capital, LLC (“Oasis”), the Company recorded a derivative liability (see Note 7). The estimated fair value of the derivative liability is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.
The fair value of the derivative liability is valued using a multinomial lattice model. The multinomial lattice inputs include the underlying stock price, volatility of common stock and remaining term of the convertible note. Changes in derivative liability during the nine months ended September 30, 2021 are as follows:
Derivative Liability
Outstanding as of December 31, 2020	$—
Initial fair value on issuance of convertible note	1,858,887
Change in fair value	627,956
Outstanding as of September 30, 2021	$2,486,843
Inventory
Inventory is stated at the lower of cost or net realizable value and accounted for using the weighted average cost method for DSTLD and first-in, first-out method for Bailey and Stateside. The inventory balances as of September 30, 2021 and December 31, 2020 consist substantially of finished good products purchased or produced for resale, as well as any raw materials the Company purchased to modify the products and work in progress.
Property, Equipment, and Software
Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at September 30, 2021 and December 31, 2020 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.
Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $25,263 and $306,845 for the three months ended September 30, 2021 and 2020, and $62,061 and $487,402 for the nine months ended September 30, 2021 and 2020, respectively.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Business Combinations
The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. If the assets acquired are not a business, the Company accounts for the transaction or other event as an asset acquisition. Under both methods, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase.
Goodwill represents the excess of the purchase price of an acquired entity over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination.
Intangible assets are established with business combinations and consist of brand names and customer relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of amortizable intangible assets are as follows:
Customer relationships	3years
Contingent Consideration
The Company estimates and records the acquisition date fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, each reporting period, the Company estimates changes in the fair value of contingent consideration and recognizes any change in fair in the consolidated statement of operations. The estimate of the fair value of contingent consideration requires very subjective assumptions to be made of future operating results, discount rates and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Company’s future financial results. The contingent consideration liability is to be settled with the issuance of shares of common stock once contingent provisions set forth in respective acquisition agreements have been achieved. Upon achievement of contingent provisions, respective liabilities are relieved and offset by increases to common stock and additional paid in capital in the stockholders’ equity section of the Company’s consolidated balance sheets.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets (property and equipment and amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.
Goodwill
Goodwill and identifiable intangible assets that have indefinite useful lives are not amortized, but instead are tested annually for impairment and upon the occurrence of certain events or substantive changes in circumstances. The annual goodwill impairment test allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity may choose to perform the qualitative assessment on none, some or all of its

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
reporting units or an entity may bypass the qualitative assessment for any reporting unit and proceed directly to step one of the quantitative impairment test. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required.
The quantitative impairment test calculates any goodwill impairment as the difference between the carrying amount of a reporting unit and its fair value, but not to exceed the carrying amount of goodwill. It is our practice, at a minimum, to perform a qualitative or quantitative goodwill impairment test in the first quarter every year.
In the first quarter of 2021, management performed its annual qualitative impairment test. The Company determined no factors existed to conclude that it is more likely than not that the fair value of the reporting unit was less than its carrying amount. As such, no goodwill impairment was recognized as of September 30, 2021.
Indefinite-Lived Intangible Assets
Indefinite-lived intangible assets established in connection with business combinations consist of the brand name. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
At September 30, 2020, management determined that certain events and circumstances occurred, primarily the reduction in revenues due to COVID-19, that indicated that the carrying value of the Company’s brand name asset may not be recoverable. As such, the Company compared the estimated fair value of the brand name with its carrying value and recorded an impairment loss of $784,500 in the consolidated statements of operations.
Convertible Instruments
U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.
When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.
Accounting for Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument.
If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.
Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.
Revenue Recognition
Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. The Company provides the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates. The Company considers the sale of products as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. Revenue is deferred for orders received for which associated shipments have not occurred.
The reserve for returns totaled $20,041 and $5,229 as of September 30 , 2021 and December 31, 2020, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
Cost of Revenues
Cost of revenues consists primarily of inventory sold and related freight-in.
Shipping and Handling
The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as distribution costs. Total shipping and handling billed to customers as a component of net revenues was approximately $6,500 and $3,900 for the nine months ended September 30, 2021 and 2020, respectively. Total shipping and handling costs included in distribution costs were approximately $81,000 and $36,000 for the three months ended September 30, 2021 and 2020, and $200,000 and $140,000 for the nine months ended September 30, 2021 and 2020, respectively.
Advertising and Promotion
Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the three months ended September 30, 2021 and 2020 amounted to approximately $12,000 and $0, and $16,000 and $100,000 for the nine months ended September 30, 2021 and 2020,respectively. The amounts are included in sales and marketing expense.
Common Stock Purchase Warrants and Other Derivative Financial Instruments
The Company accounts for derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedging relationships and the types of relationships designated are based on the exposures hedged. At September 30, 2021 and December 31, 2020, the Company did not have any derivative instruments that were designated as hedges.
Stock Option and Warrant Valuation
Stock option and warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. For warrants and stock options issued to non- employees, the Company accounts for the expected life based on the contractual life of the warrants and stock options. For employees, the Company accounts for the expected life of options in accordance with the “simplified” method, which is used for “plain-vanilla” options, as defined in the accounting standards codification. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.
Stock-Based Compensation
The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.
Deferred Offering Costs
The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized $214,647 in deferred offering costs. Upon completion of the IPO in May 2021, all capitalized deferred offering costs were charged to additional paid-in capital. As of September 30, 2021, the Company capitalized $367,696 in deferred offering costs pertaining to its equity line of credit agreement with Oasis (Note 8).
Segment Information
In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. As of September 30, 2021 our operating segments included: DSTLD, Bailey, H&J and Stateside. Each operating segment currently reports to the Chief Executive Officer. Each of our brands serve or are expected to serve customers through our wholesale, in store and online channels, allowing us to execute on our omni-channel strategy. We have determined that each of our operating segments share similar economic and other qualitative characteristics, and therefore the results of our operating segments are aggregated into one reportable segment. All of the operating segments have met the aggregation criteria and have been aggregated and are presented as one reportable segment, as permitted by ASC 280. We continually monitor and review our segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact our reportable segments.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.
Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of September 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of September 30, 2021 and 2020 are as follows:
	September 30,
	2021	2020
Convertible notes	2,240,426	—
Series Seed Preferred Stock (convertible to common stock)	—	20,714,518
Series A Preferred Stock (convertible to common stock)	—	5,654,072
Series A-2 Preferred Stock (convertible to common stock)	—	5,932,742
Series CF Preferred Stock (convertible to common stock)	—	836,331
Series A-3 Preferred Stock (convertible to common stock)	—	9,032,330
Series B Preferred Stock (convertible to common stock)	—	20,754,717
Common stock warrants	3,591,348	794,569
Preferred stock warrants	—	806,903
Stock options	3,895,103	1,129,503
Total potentially dilutive shares	9,706,877	65,655,685
All shares of preferred stock were convertible into shares of common stock at a ratio of 15.625:1 per share. Upon the closing of the IPO, all 62,924,710 shares of preferred stock converted into an aggregate of 4,027,181 shares of common stock according to their respective terms. Additionally, all preferred stock warrants converted into 51,642 common stock warrants at the same ratio as the underlying preferred stock conversion.
Concentrations
The Company utilized five vendors that made up 39% of all inventory purchases during the nine months ended September 30, 2021 and two vendors that made up 39% of all inventory purchases during the

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
nine months ended September 30, 2020. The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company has elected to utilize the extended adoption period available to the Company as an emerging growth company and has not currently adopted this standard. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial position, results of operations and cash flows once adopted.
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 4:   BUSINESS COMBINATIONS
Bailey 44
On February 12, 2020, the Company acquired 100% of the membership interests of Bailey. The purchase price consideration included (i) an aggregate of 20,754,717 shares of Series B Preferred Stock of the Company (the “Parent Stock”) and (ii) a promissory note in the principal amount of $4,500,000.
Of the shares of Parent Stock issued in connection with the Merger, 16,603,773 shares were delivered on the effective date of the Merger (the “Initial Shares”) and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the “Holdback Shares”).
DBG agreed that if at that date which is one year from the closing date of the IPO, the product of the number of shares of Parent Stock issued under the Merger multiplied by the sum of the closing price per share of the common stock of the Company on such date, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement), does not exceed the sum of $11,000,000 less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then the Company shall issue to the Holders pro rata an additional aggregate number of shares of common stock of

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
the Company equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of the Company.
Series B preferred stock	$11,000,000
Promissory note payable	4,500,000
Purchase price consideration	$15,500,000
Purchase Price Allocation
Cash and cash equivalents	$106,913
Accounts receivable, net	37,479
Due (to) from factor, net	(312,063)
Inventory	3,303,660
Prepaid expenses	165,856
Deposits	187,493
Property, equipment and software, net	1,215,748
Goodwill	6,479,218
Intangible assets	8,600,000
Accounts payable	(3,397,547)
Accrued expenses and other liabilities	(886,757)
Purchase price consideration	$15,500,000
As of September 30, 2021, the Company has a contingent consideration liability of $7,056,479 based on the valuation shortfall as noted above. See Note 3.
Harper & Jones
On May 18, 2021, the Company closed its acquisition of H&J pursuant to its previously disclosed Membership Interest Stock Purchase Agreement (as amended, the “Purchase Agreement”) with D. Jones Tailored Collection, Ltd. (the “Seller”), to purchase 100% of the issued and outstanding equity of Harper & Jones LLC. The purchase price consideration included (i) an aggregate of 2,192,771 shares of the Company’s common stock and (ii) $500,000 financed from the proceeds of the IPO.
Pursuant to the H&J Purchase Agreement, the Seller, as the holder of all of the outstanding membership interests of H&J, exchanged all of such membership interests for a number of common stock of the Company equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of the Company’s shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; “Subject Acquisition Shares” means the percentage of the aggregate number of shares of the Company’s common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. “Subject Seller Dollar Value” means $9.1 million. If, at the one year anniversary of the closing date of the Company’s IPO, the product of the number of shares of the Company’s common stock issued at the closing of the acquisition multiplied by the average closing price per share of the shares of the Company’s common stock as quoted on the NasdaqCM for the thirty (30) day trading period immediately preceding such date does not exceed the sum of $9.1 million less the value of any shares of the Company’s common stock cancelled further to any indemnification claims made against the Seller then the Company shall issue to Seller an additional aggregate number of shares of the Company’s common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the Company’s common stock as quoted on the NasdaqCM.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The Company evaluated the acquisition of H&J pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Goodwill recognized in connection with this transaction represents primarily the potential economic benefits that the Company believes may arise from the acquisition.
Total fair value of the purchase price consideration was determined as follows:
Cash	$500,000
Common stock	8,025,542
Contingent consideration	3,421,516
Purchase price consideration	$11,947,058
The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:
Purchase Price Allocation
Cash and cash equivalents	$24,335
Accounts receivable, net	49,472
Inventory	77,159
Prepaid expenses	69,715
Deposits	4,415
Property, equipment and software, net	83,986
Goodwill	9,681,548
Intangible assets	3,936,030
Accounts payable	(51,927)
Accrued expenses and other liabilities	(107,957)
Deferred revenue	(269,848)
Due to related parties	(1,361)
Loan payable	(148,900)
Note payable – related party	(299,489)
Deferred tax liability	(1,100,120)
Purchase price consideration	$11,947,058
The customer relationships and will be amortized on a straight-line basis over their estimated useful lives of three years. The brand name is indefinite-lived. The Company used the relief of royalty approach to estimate the fair value of intangible assets acquired.
Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The Company recorded an initial contingent consideration liability at a fair value of $3,421,516 based on the valuation shortfall noted above. As of September 30, 2021, the H&J contingent consideration was valued at $3,471,431. See Note 3.
The results of H&J have been included in the consolidated financial statements since the date of acquisition. H&J’s net revenue and net loss included in the consolidated financial statements since the acquisition date were approximately $1,050,000 and $53,000, respectively.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Stateside
On August 30, 2021, the Company entered into a Membership Interest Purchase Agreement (the “MIPA”) with Moise Emquies pursuant to which the Company acquired all of the issued and outstanding membership interests of MOSBEST, LLC, a California limited liability company (“Stateside” and such transaction, the “Stateside Acquisition”). Pursuant to the MIPA, Moise Emquies, as the holder of all of the outstanding membership interests of Stateside, exchanged all of such membership interests for $5.0 million in cash and 1,101,538 shares of the Company’s common stock (the “Shares”), which number of Shares was calculated in accordance with the terms of the MIPA. Of such amount, $375,000 in cash and a number of Shares equal to $375,000, or 82,615 shares (calculated in accordance with the terms of the MIPA), is held in escrow to secure any working capital adjustments and indemnification claims. The MIPA contains customary representations, warranties and covenants by Moise Emquies.
The Company evaluated the acquisition of Stateside pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Goodwill recognized in connection with this transaction represents primarily the potential economic benefits that the Company believes may arise from the acquisition.
Total fair value of the purchase price consideration was determined as follows:
Cash	$5,000,000
Common stock	3,403,196
Purchase price consideration	$8,403,196
The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:
Purchase Price Allocation
Cash and cash equivalents	$32,700
Accounts receivable, net	154,678
Due from factor, net	371,247
Inventory	603,626
Prepaid expenses	105,442
Deposits	9,595
Goodwill	1,610,265
Intangible assets	5,939,140
Accounts payable	(374,443)
Accrued expenses and other liabilities	(49,053)
Purchase price consideration	$8,403,196
The customer relationships and will be amortized on a straight-line basis over their estimated useful lives of three years. The brand name is indefinite-lived. The Company used the relief of royalty and income approach to estimate the fair value of intangible assets acquired.
Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The results of Stateside have been included in the consolidated financial statements since the date of acquisition. Stateside’s net revenue and net income included in the consolidated financial statements since the acquisition date were approximately $530,000 and $69,000, respectively.
Unaudited Pro Forma Financial Information
The following unaudited pro forma financial information presents the Company’s financial results as if the Bailey, H&J and Stateside acquisitions had occurred as of January 1, 2020. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisitions been completed on this date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company’s future financial results. The following unaudited pro forma financial information includes incremental property and equipment depreciation and intangible asset amortization as a result of the acquisitions. The pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition:
	Nine Months Ended September 30,
	2021	2020
Net revenues	$7,956,477	$11,287,932
Net loss	$(22,853,732)	$(10,080,468)
Net loss per common share	$(3.81)	$(15.18)
NOTE 5:   DUE FROM FACTOR
The Company, via its subsidiaries, Bailey and Stateside, assigns a portion of its trade accounts receivable to a third- party factoring company, who assumes the credit risk with respect to the collection of non-recourse accounts receivable. The Company may request advances on the net sales factored at any time before their maturity date, and up to 50% of eligible finished goods inventories. The factor charges a commission on the net sales factored for credit and collection services. Interest on advances is charged as of the last day of each month at a rate equal to the LIBOR rate plus 2.5% for Bailey. For Stateside, should total commission and fees payable be less than $30,000 in a single year, then the factor shall charge the difference between the actual fees in said year and $30,000 to the Company. Interest on advances is charged as of the last day of each month at a rate equal to the greater of either, (a) the Chase Prime Rate + (2.0)% or (b) (4.0)% per annum. Advances are collateralized by a security interest in substantially all of the companies’ assets.
Due to/from factor consist of the following:
	September 30, 2021	December 31, 2020
Outstanding receivables:
Without recourse	1,022,552	$151,158
With recourse	58,884	42,945
Advances	119,937	56,246
Credits due customers	(107,064)	(40,316)
	$1,094,309	$210,033

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6:   GOODWILL AND INTANGIBLE ASSETS
The Company recorded $6,479,218 in goodwill from the Bailey business combination in February 2020, $9,681,548 in goodwill from the H&J business combination in May 2021 and $1,610,265 in goodwill from the Stateside business combination in August 2021.
The following table summarizes information relating to the Company’s identifiable intangible assets as of September 30, 2021:
	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Customer relationships	$6,453,750	$(911,544)	$5,542,206
	6,453,750	(911,544)	5,542,206
Indefinite-lived:
Brand name	$11,236,920	—	11,236,920
	$17,690,670	$(911,544)	$16,779,126
The Company recorded amortization expense of $355,808 and $91,667 during the three months ended September 30, 2021 and 2020, and $590,711 and $229,167 during the nine months ended September 30, 2021 and 2020, respectively, which is included in general and administrative expenses in the consolidated statements of operations.
During the nine months ended September 30, 2020, the Company recorded an impairment loss of $784,500 for the brand name as management determined circumstances existed that indicated the carrying value of the Company’s may not be recoverable.
NOTE 7:   LIABILITIES AND DEBT
Accrued Expenses and Other Liabilities
The Company accrued expenses and other liabilities line in the consolidated balance sheets is comprised of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Accrued expenses	$266,646	$92,074
Reserve for returns	20,041	5,229
Payroll related liabilities	1,253,639	843,704
Sales tax liability	242,021	196,410
Other liabilities	71,607	108,229
	$1,853,954	$1,245,646
Certain liabilities including sales tax and payroll related liabilities maybe be subject to interest in penalties. As of September 30, 2021 and December 31, 2020, payroll related labilities included approximately $262,000 and $152,000 in estimated penalties associated with accrued payroll taxes.
Venture Debt
In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. Through various amendments to the

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
agreement, the credit agreement has been increased to approximately $6,000,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees currently at $5,000 per month. In March 2021, the Company and the lender agreed to extend the maturity date of the credit agreement to December 31, 2022, with certain payments due as follows. If the Company consummated a follow on public offering on or before July 31, 2021, the Company was required to make a $3,000,000 payment on the loan within five business days after such public offering. In addition, if the Company consummated an additional follow-on offering thereafter on or before September 30, 2021, the Company was required to make another $3,000,000 payment on the loan within five business days after such public offering. If the Company did not consummate the initial follow on offering or, if the Company did not consummate the aforementioned second follow-on offering by September 30, 2021, the Company was required to make a $300,000 payment on the loan by September 30, 2021. As of the filing date of these financial statements, the Company and the lender agreed to defer the September 30, 2021 payment to December 15, 2021. As of the filing date, of these financial statements, all defaults were cured and there are no additional expected defaults in the next twelve months. Therefore, as of September 30, 2021, all venture debt is included as non-current with the exception of $300,000 included as current liabilities.
As of September 30, 2021 and December 31, 2020, the gross loan balance was $6,001,755.
The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, which was increased to 1.358% during 2019. The relative fair value of the warrants is initially recorded as a discount to the note, which is amortized over its term. See Note 10 for further detail.
For the nine months ended September 30, 2021 and 2020, $147,389 and $144,974 of these loan fees and discounts from warrants were amortized to interest expense, leaving unamortized balances of $0 and $147,389 as of September 30, 2021 and December 31, 2020, respectively.
Interest expense for the three and nine months ended September 30, 2021 and 2020 was $189,096 and $323,807, and $591,123 and $658,730, respectively. Effective interest rate on the loan for the nine months ended September 30, 2021 and 2020 was 13.4% and 14.0%, respectively.
Convertible Debt
2020 Regulation CF Offering
During the year ended December 31, 2020, the Company received gross proceeds of $450,308 from a Regulation CF convertible debt offering. In 2021, the Company received additional gross proceeds of $473,650. Interest was 6% per annum and the debt was due October 30, 2022.
Upon closing of the IPO, the outstanding principal and accrued and unpaid interest of $16,942 was converted into 319,661 shares of common stock based on the terms of the notes. Total issuances costs were $69,627, which was recognized as a debt discount and was amortized in 2021 through the date of IPO when such debt converted. During the nine months ended September 30, 2021, $27,894 of the debt discount was amortized to interest expense.
2020 Regulation D Offering
Concurrently with the offering above, in 2021 and 2020 the Company received gross proceeds of $55,000 and $800,000, respectively, from a Regulation D convertible debt offering. The debt accrued interest at a rate of 14% per annum with a maturity date of nine months from the date of issuance. The debt was contingently convertible and contains both automatic and optional conversions. The debt converted automatically upon an initial public offering of at least $10,000,000 in gross proceeds at a price per share equal to 50% of the IPO price. Issuance costs on the aggregate funds totaled $100,000. In addition, the Company issued 512 warrants to purchase common stock in connection with the notes. The issuance costs

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
and warrants are recognized as a debt discount and were amortized in 2021 through the date of IPO when such debt converted. The fair value of the warrants was determined to be negligible.
Upon closing of the IPO, $755,000 in outstanding principal and approximately $185,000 of the accrued and unpaid interest was converted into 453,437 shares of common stock. As of September 30, 2021, there was $100,000 remaining in outstanding principal that was not converted into equity.
During the three and nine months ended September 30, 2021, $0 and $100,000 of debt discount was amortized to interest expense. The Company recorded an additional $132,609 in default interest expense upon conversion of these notes.
2019 Regulation D Offering
For the year ended December 31, 2019, the Company received gross proceeds of $799,280 from a Regulation D convertible debt offering. The debt accrued interest at a rate of 12% per annum with a maturity date of thirty-six months from the date of issuance. The debt was contingently convertible and contained both automatic and optional conversions. The debt converts automatically upon an initial public offering at $2.19 per share. If, prior to maturity there is a change in control event, the holders of a majority of the debt can vote to convert two times the value of the principle, with accrued interest being eliminated, at 1) the fair market value of the company’s common stock at the time of such conversion, 2) $2.19 per share, 3) dividing the valuation cap ($9,000,000) by the pre-money fully diluted capitalization.
Upon closing of the IPO, the outstanding principal was converted into 362,055 shares of common stock.
Convertible Promissory Note
On August 27, 2021, the Company entered into a Securities Purchase Agreement with Oasis Capital, LLC (“Oasis Capital”) further to which Oasis Capital purchased a senior secured convertible note (the “Oasis Note”), with an interest rate of 6% per annum, having a face value of $5,265,000 for a total purchase price of $5,000,000, secured by an all assets of the Company.
The Oasis Note, in the principal amount of $5,265,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The Oasis Note is convertible at the option of Oasis Capital into shares of the Company’s common stock at a conversion price (the “ Oasis Conversion Price”) which is the lesser of (i) $3.601, and (ii) 90% of the average of the two lowest volumed weighted average prices (“VWAPs’) during the five consecutive trading day period preceding the delivery of the notice of conversion. Oasis Capital is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the Oasis Conversion Price set forth in any conversion notice is less than $3.00 per share, the Company, at its sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of its common stock.
In connection with the issuance of the Oasis Note, the Company entered into a security agreement (the “Security Agreement”) pursuant to which the Company agreed to grant Oasis Capital a security interest in substantially all of its assets to secure the obligations under the Oasis Note and a registration rights agreement with Oasis Capital (the “Oasis Note RRA”). The Oasis Note RRA provides that the Company shall file a registration statement registering the shares of common stock issuable upon conversion of the Oasis Note no later than 60 days from the date of the Oasis Note and take commercially reasonable efforts to cause such registration statement to be effective with the SEC no later than 90 days from the date of the Oasis Note.
In connection with the issuance of the Oasis Note, each of the Company’s subsidiaries entered into a security agreement and a subsidiary guarantee in favor of Oasis Capital pursuant to which such subsidiaries granted Oasis Capital a security interest in substantially all their assets and guarantee the obligations of the Company under the Oasis Note.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The Company received net proceeds, after the original issue discount and issuance costs, of $4,550,000. As such, the Company recognized a debt discount of $715,000 which will be amortized over the life of the note.
The Company evaluated the terms of the conversion features of the Oasis Note as noted above in accordance with ASC Topic No. 815 — 40, Derivatives and Hedging — Contracts in Entity’s Own Stock, and determined they are not indexed to the Company’s common stock and that the conversion features meet the definition of a liability. The Oasis Note contains an indeterminate number of shares to settle with conversion options outside of the Company’s control. Therefore, the Company bifurcated the conversion feature and accounted for it as a separate derivative liability. Upon issuance of the Oasis Note, the Company recognized a derivative liability at fair value of $1,858,887, which is recorded as a debt discount and will amortized over the life of the note.
During the three months ended September 30, 2021, the Company amortized $102,772 of debt discount to interest expense. As of September 30, 2021, the net balance of the Oasis Note, after unamortized debt discount of $2,471,615, was $2,793,385.
Interest expense for the three months ended September 30, 2021 was $26,325.
Loan Payable — PPP and SBA Loan
In April 2020, the Company and Bailey each entered into a loan with a lender in an aggregate principal amount of $203,994 and $1,347,050, respectively, pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In February 2021, Bailey entered into an 2nd Round PPP Loan for a principal amount of $1,347,050. In May 2021, the Company entered into an 2nd Round PPP loan for a principal amount of $204,000.The PPP Loans are evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loans bear interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loans may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments including general operating costs and is expected to be forgiven in part based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.
The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 25, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. As of September 30, 2021, Harper & Jones had an outstanding loan under the EIDL program of $148,900.
Loan Payable
In May 2021, H&J entered into a loan payable with a bank and received proceeds of $75,000. The line bears interest at 7.76% and matures in December 2025. As of September 30, 2021, the outstanding balance was $72,269.
Note Payable — Related Party
As of September 30, 2021, H&J had an outstanding note payable of $299,489 owned by the H&J Seller. The note matures on July 10, 2022 and bears interest at 12% per annum.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Promissory Note Payable
As noted in Note 4, the Company issued a promissory note in the principal amount of $4,500,000 to the Bailey Holders pursuant to the Bailey acquisition. In February 2021, the maturity date of the agreement was extended from December 31, 2020 to July 31, 2021. In August 2021, the maturity date was further extended to December 31, 2022. The Company is required to make prepayments of $2,000,000 to $4,000,000 if the Company completes a secondary public offering. If a public offering is not consummated before October 31, 2021 and June 30, 2022, the Company shall repay 10% of the outstanding principal at each date. The note incurs interest at 12% per annum. Upon the IPO closing, the Company repaid $1,000,000 of the outstanding principal on this note in May 2021. As of September 30, 3021, $3,500,000 remained outstanding, of which $655,000 is included in current liabilities based on the provisions above.
Interest expense was $105,000 and $135,000 for the three months ended September 30, 2021 and 2020, and $389,000 and $337,500 for the nine months ended September 30, 2021 and 2020, respectively, all of which was accrued and unpaid as of September 30, 2021.
In April 2021, the Company entered into a promissory note in the principal amount of $1,000,000. The Company received $810,000 in proceeds, net of issuance costs and original issue discount. Additionally, the Company issued 120,482 warrants to the lender and 20,000 shares of common stock to the underwriter, both of which was recorded as a debt discount at the time of the loan. The fair value of the warrants and shares recorded as a debt discount was $73,958. Upon the closing of the IPO, the note was repaid in full. The entire debt discount of $263,958 was amortized to interest expense upon repayment of the note.
NOTE 8:   STOCKHOLDERS’ EQUITY (DEFICIT)
Amended and Restated Certificate of Incorporation
On May 18, 2021, the Company filed a Sixth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware in connection with the Company’s IPO. The Company’s board of directors and stockholders previously approved the Restated Certificate to be effective immediately prior to the closing of the IPO.
The Restated Certificate amends and restates the Company’s amended and restated certificate of incorporation, as amended, in its entirety to, among other things: (i) increase the authorized number of shares of common stock to 200,000,000 shares; (ii) authorize 10,000,000 shares of preferred stock that may be issued from time to time by the Company’s board of directors in one or more series; (iii) provide that directors may be removed from office only for cause by the affirmative vote of the holders of at least 66 2/3% in voting power of the Company’s outstanding capital stock then entitled to vote in an election of directors; (iv) eliminate the ability of the Company’s stockholders to take action by written consent in lieu of a meeting; and (v) designate the Court of Chancery of the State of Delaware to be the sole and exclusive forum for certain legal actions and proceedings against the Company.
The Restated Certificate also effected a 1-for-15.625 reverse stock split approved by the Company’s Board of Directors as described above.
Convertible Preferred Stock
During the nine months ended September 30, 2020, the Company issued 809,294 shares of Series A-3 Preferred Stock at a price of $0.53 and 709,690 shares of Series CF Preferred Stock at price per share of $0.52.
During the nine months ended September 30, 2020, the Company issued 20,754,717 shares of Series B Preferred Stock to the Bailey Holders pursuant to the Bailey acquisition at a price per share of $0.53 for a total fair value of $11,000,000. See Note 4.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Upon the closing of the Company’s IPO on May 18, 2021, all then-outstanding shares of Preferred Stock converted into an aggregate of 4,027,181 shares of common stock according to their terms.
Common Stock
The Company had 200,000,000 shares of common stock authorized with a par value of $0.0001 as of September 30, 2021.
Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.
Equity Line of Credit
On August 27, 2021 (“Execution Date”), the Company entered into an equity line of credit arrangement with Oasis Capital. Specifically, the Company entered into an equity purchase agreement (the “EPA”), pursuant to which Oasis Capital is committed to purchase up to $17,500,000 of the Company’s common stock over the 24-month term of the EPA. The Company is not obligated to request any portion of the $17,500,000.
As of September 30, 2021, the Company has not drawn down any portion of this commitment, leaving the entire $17,500,000 available under the equity line of credit, and for which the Company has agreed, pursuant to a registration rights agreement (the “Oasis Equity RRA”), to register the shares of common stock issuable further to the equity line of credit with the SEC before any such issuances. The actual number of shares that the Company may issue pursuant to the equity line of credit is not determinable as it is based on the market price of the Company’s common stock from time to time and the number of shares desired to put to Oasis Capital.
During the 24-month term of the investment agreement, the Company may request a drawdown on the equity line of credit by delivering a “put notice” to Oasis Capital stating the dollar amount of shares the Company intends to sell to Oasis Capital. The Company may make either an Option 1 or Option 2 request to Oasis Capital. Under Option 1, the purchase price Oasis Capital is required to pay for the shares is the lesser of (i) the lowest traded price of the common stock on the NasdaqCM on the Clearing Date, which is the date on which Oasis Capital receives the put shares as DWAC shares in its brokerage account, or (ii) the average of the three lowest closing sale prices of our common stock on the NasdaqCM during the period of twelve consecutive trading days immediately preceding the Clearing Date. The maximum amount the Company may request in an Option 1 request is $500,000. Under Option 2, the purchase price Oasis Capital is required to pay for the shares is the lesser of (i) 93% of the one (1) lowest traded price of our common stock on the NasdaqCM during the period of five (5) consecutive trading days immediately preceding the put date, or (ii) 93% of the VWAP on the Clearing Date, or (iii) 93% of the closing bid price of the Company’s common stock on the NasdaqCM on the Clearing Date. The maximum amount the Company may request in an Option 2 request is $2,000,000.
2021 Transactions
On May 13, 2021, the Company’s registration statement on Form S-1 relating to the IPO was declared effective by the SEC. In the IPO, which closed on May 18, 2021, the Company issued and sold 2,409,639 shares of common stock at a public offering price of $4.15 per share. Additionally, the Company issued warrants to purchase 2,771,084 shares, which includes 361,445 warrants sold upon the partial exercise of the over-allotment option. The aggregate net proceeds to the Company from the were $8.6 million after deducting underwriting discounts and commissions of $0.8 million and direct offering expenses of $0.6 million.
Upon the closing of the Company’s IPO on May 18, 2021, all then-outstanding shares of Preferred Stock converted into an aggregate of 4,027,181 shares of common stock according to their terms.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Upon closing of the Company’s IPO, the Company converted outstanding principal totaling $2,680,289 and certain accrued and unpaid interest of the Company’s convertible debt into an aggregate of 1,135,153 shares of common stock. See Note 7.
Upon closing of the Company’s IPO, certain officers and directors converted balances due totaling $257,515 into 152,357 shares of common stock and recorded $233,184 in compensation expense for the shares issued in excess of accrued balances owed. See Note 9.
In connection with the H&J and Stateside acquisitions, the Company issued 2,192,771 and 1,101,538 shares of common stock to the respective sellers. See Note 4.
The Company issued 20,000 shares to the underwriter in connection with its April 2021 note financing.
Pursuant to a consulting agreement, the Company issued 50,000 shares of common stock with a guaranteed equity value of $250,000. In connection with the agreement, the Company recorded a contingent consideration liability of $67,000. See Note 3.
In May 2021, an aggregate of 31,881 warrants were exercised for shares of common stock for proceeds of $145,696. In July 2021, warrant holders exercised 355,000 warrants for proceeds of $1,622,350.
On June 28, 2021, the Company’s underwriters purchased 361,445 shares of common stock at a public offering price of $4.15 per share pursuant to the exercise of the remaining portion of their over-allotment option. The Company received net proceeds of approximately $1.4 million after deducting underwriting discounts and commissions of $0.1 million.
In connection with the execution of the Oasis Capital EPA, the Company issued Oasis Capital 126,354 shares of common stock (the “Commitment Shares”). Upon nine months from the Execution Date, Oasis may return a portion of the Commitment Shares. As of September 30, 2021, the Company recorded the fair value of the Commitment Shares of $367,696 as deferred offering costs as no financings under the related EPA have occurred.
NOTE 9:   RELATED PARTY TRANSACTIONS
Employee Backpay, Loans Receivable and Loans Payable
As of September 30, 2021 and December 31, 2020, due to related parties includes advances from the former officer, Mark Lynn, who also serves as a director, totaling $104,568 and $194,568 respectively, and accrued salary and expense reimbursements of $126,706 and $246,885 respectively, to current officers. Upon closing of the IPO, 25,080 shares of common stock were issued to directors as conversion of balances owed.
The current CEO, Hil Davis, previously advanced funds to the Company for working capital. These prior advances were converted to a note payable totaling $115,000. Upon closing of the IPO, 127,278 shares of common stock were issued to the CEO as conversion of the outstanding note payable and related accrued interest, accrued compensation and other consideration. As of a result of the transaction, the Company recorded an additional $233,184 in stock compensation expense, which is included in general and administrative expenses in the condensed consolidated statements of operations.
As of September 30, 2021, H&J had an outstanding note payable of $299,489 owned by the H&J Seller. The note matures on July 10, 2022 and bears interest at 12% per annum.
As of September 30, 2021, Stateside had $97,471 in outstanding amounts advances to a company partially owned by the Stateside Seller. The advances are unsecured, non-interest bearing and due on demand. The amount is included in prepaid expenses and other current assets in the consolidated balance sheets.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 10:   SHARE-BASED PAYMENTS
Common Stock Warrants
During the nine months ended September 30, 2020, the Company granted 374,048 common stock warrants to the venture debt lender with an exercise price of $2.50 per share. The warrants were valued at $139,572 using the below range of inputs using the Black-Scholes model.
During the Company’s Series A-3 Preferred Stock raise, the Company granted 2,603 common stock warrants at an exercise price of $8.28 per share to a funding platform in the nine months ended September 30, 2020.
Nine Months Ended September 30, 2020
Risk Free Interest Rate	1.54 – 1.59%
Expected Dividend Yield	0.00%
Expected Volatility	58.0%
Expected Life (years)	10.00
In connection with the IPO, the Company issued 2,409,639 warrants and an additional 361,445 warrants to purchase common stock per the over-allotment option. Each warrant will have an exercise price of $4.57 per share (equal to 110% of the offering price of the common stock), will be exercisable upon issuance and will expire five years from issuance.
On May 13, 2021, pursuant to the IPO Underwriting Agreement, the Company issued warrants to the underwriters to purchase up to an aggregate of 120,482 shares of common stock with an exercise price of
$5.19 per share. The warrants may be exercised beginning on November 13, 2021 and will expire five years from issuance.
In connection with the Company’s April 2021 note financing, the Company issued warrants to the lender to purchase up to 120,482 shares of common stock. The warrants have an exercise price of $4.15 per share and are exercisable immediately after issuance.
In May 2021, an aggregate of 31,881 warrants were exercised for shares of common stock for proceeds of $145,696. In July 2021, warrant holders exercised 355,000 warrants for proceeds of $1,622,350.
A summary of information related to common stock warrants for the nine months ended September 30, 2021 is as follows:
	Common Stock Warrants	Weighted Average Exercise Price
Outstanding – December 31, 2020	914,539	$2.66
Granted	3,012,048	4.58
Conversion of preferred stock warrants upon IPO	51,642	7.66
Exercised	(386,881)	4.57
Forfeited	—	—
Outstanding – September 30, 2021	3,591,348	$4.13
Exercisable at September 30, 2021	3,470,866	$4.10
Preferred Stock Warrants
A summary of information related to preferred stock warrants for the nine months ended September 30, 2021 is as follows:

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
	Preferred Stock Warrants	Weighted Average Exercise Price
Outstanding – December 31, 2020	806,903	$0.49
Converted to common stock warrants upon IPO	(806,903)	0.49
Exercised	—	—
Forfeited	—	—
Outstanding – September 30, 2021	—	$—
Exercisable at September 30, 2021	—	$—
Upon the IPO, all outstanding preferred stock warrants converted into common stock warrants at a ratio of 15.625:1.
Stock Options
2020 Incentive Stock Plan
The Company has adopted a 2020 Omnibus Incentive Stock Plan (the “2020 Plan”). An aggregate of 3,300,000 shares of the Company’s common stock is reserved for issuance and available for awards under the 2020 Plan, including incentive stock options granted under the 2020 Plan. The 2020 Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. Upon the IPO, 2,712,000 options were granted to executives and directors at an exercise price of $4.15 per share. As of September 30, 2021, 588,000 options were available for future issuance.
A summary of information related to stock options under our 2013 and 2020 Stock Plan for the nine months ended September 30, 2021 is as follows:
	Options	Weighted Average Exercise Price
Outstanding – December 31, 2020	1,163,103	$2.34
Granted	2,712,000	4.15
Exercised	—	—
Forfeited	—	—
Outstanding – September 30, 2021	3,875,103	$3.62
Exercisable at September 30, 2021	3,084,831	$3.61
Weighted average duration (years) to expiration of outstanding options at September 30, 2021	8.27
Stock-based compensation expense of $134,113 and $5,779 was recognized for the three months ended September 30, 2021 and 2020, and $4,155,641 and $105,643 was recognized for the nine months ended September 30, 2021 and 2020, respectively. During the nine months ended September 30, 2021, $537,550 was recorded to sales and marketing expense, and all other stock compensation was included in general and administrative expense in the condensed consolidated statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of September 30, 2021 amounted to $1,164,223 and will be recognized over a weighted average period of 2.48 years.
NOTE 11:   LEASE OBLIGATIONS
In April 2021, the Company entered into a lease agreement for operating space in Los Angeles, California. The lease expires in June 2023 and has monthly base rent payments of $17,257. The lease required a $19,500 deposit.

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
H&J leases office and showroom facilities in Dallas and Houston, Texas, and New Orleans, Louisiana. The leases expire at various dates through June 2022 with base rents ranging from $3,400 to $6,500.
Stateside leases office and showroom facilities in Los Angeles, California. The leases expire at various dates through November 2021 with base rents ranging from $3,100 to $9,000.
Total rent expense for the three months ended September 30, 2021 and 2020 was $246,103 and $106,702, and $551,944 and $570,051 for the nine months ended September 30, 2021 and 2020, respectively.
NOTE 12:   CONTINGENCIES
On February 28, 2020, a Company vendor filed a lawsuit against the Company’s non-payment of trade payables totaling $123,000. Such amounts, including expected interest, are included in accounts payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company is making payments each month and this matter will be settled by March 2022.
On March 25, 2020, a Bailey’s product vendor filed a lawsuit against Bailey for non-payment of trade payables totaling $492,390. Approximately the same amount is held in accounts payable for this vendor in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such trade payables will be incurred. The Company and product vendor have entered into a settlement, which will require the Company make ten monthly payments of approximately $37,000, starting in May 2021. Upon completion of the payment schedule, any remaining amounts will be forgiven. If the Company fails to meet its obligations based on the prescribed time frame, the full amount will be due with interest, less payments made.
On December 21, 2020, a Company investor filed a lawsuit against DBG for reimbursement of their investment totaling $100,000. Claimed amounts are included in short-term convertible note payable in the accompanying consolidated balance sheets and the Company does not believe it is probable that losses in excess of such short-term note payable will be incurred. The Company is actively working to resolve this matter.
In August 2020 and March 2021, two lawsuits were filed against Bailey’s by third-party’s related to prior services rendered. The claims (including fines, fees, and legal expenses) total an aggregate of $96,900. Both cases are in the preliminary stages and the Company believes the claims to be without merit. At this time, the Company is unable to determine potential outcomes but does not believe risk of loss is probable.
On September 24, 2020 a Bailey’s product vendor filed a lawsuit against Bailey’s non-payment of trade payables totaling approximately $481,000 and additional damages of approximately $296,000. Claimed amounts for trade payables are included in accounts payable in the accompanying consolidated balance sheets, net of payments made. The Company does not believe it will be liable for additional damages and therefore the Company does not believe additional accrual is needed over what is included in accounts payable at this time. The Company plans to contest any such damages vigorously.
Except as may be set forth above the Company is not a party to any legal proceedings, and the Company is not aware of any claims or actions pending or threatened against us. In the future, the Company might from time to time become involved in litigation relating to claims arising from its ordinary course of business, the resolution of which the Company does not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.
NOTE 13:   INCOME TAXES
The Company recorded a tax benefit of $1,100,200 for the nine months ended September 30, 2021 related to a full release of its valuation allowance pertaining to the acquisition of H&J (see Note 4). The

DIGITAL BRANDS GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
acquisition of H&J created a deferred tax liability position, and those deferred tax liabilities can be used as a source of income for the Company’s existing deferred tax assets.
NOTE 14:   SUBSEQUENT EVENTS
Management’s Evaluation
On October 1, 2021, FirstFire Global Opportunities Fund, LLC (“FirstFire”) purchased from the Company a senior secured convertible note (the “FirstFire Note”), with an interest rate of 6% per annum, having a face value of $1,575,000 for a total purchase price of $1,500,000, secured by an all assets of the Company. The Company received net proceeds of $1,380,000.
The FirstFire Note, in the principal amount of $1,575,000, bears interest at 6% per annum and is due and payable 18 months from the date of issuance, unless sooner converted. The FirstFire Note is convertible at the option of FirstFire into shares of the Company’s common stock at a conversion price (the “FirstFire Conversion Price”) which is the lesser of (i) 130% of the closing price on the last trading day prior to the issue date, and (ii) 90% of the average of the two lowest VWAPs during the five consecutive trading day period preceding the delivery of the notice of conversion. FirstFire is not permitted to submit conversion notices in any thirty day period having conversion amounts equaling, in the aggregate, in excess of $500,000. If the FirstFire Conversion Price set forth in any conversion notice is less than $3.00 per share, the Company, at its sole option, may elect to pay the applicable conversion amount in cash rather than issue shares of its common stock.

MOSBEST, LLC, dba Stateside
FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS
ENDED JUNE 30, 2021 (UNAUDITED)
AND YEAR ENDED
DECEMBER 31, 2020

Mosbest, LLC, dba Stateside
Index to the Financial Statements
As of June 30, 2021 (unaudited) and December 31, 2020

INDEPENDENT AUDITOR’S REPORT
To the Member
Mosbest, LLC, dba Stateside
Los Angeles, California
We have audited the accompanying financial statements of Mosbest, LLC, dba Stateside, a California limited liability company (the “Company”), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, member’s equity, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ ArmaninoLLP
Los Angeles, California
September 2, 2021

MOSBEST, LLC, dba Stateside
BALANCE SHEETS
	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Current assets:
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$241,989	$251,381
Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	127,346	56,926
Due from factor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	199,322	378,880
Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	517,926	386,756
Due from related parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	97,551	97,472
Prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . . . . . . . . .	12,556	11,036
Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,196,690	1,182,451
Fixed assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	17,838
Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9,594	9,594
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,206,284	$1,209,883
LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$255,071	$289,613
Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	60,051	23,673
Loan payable, current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	34,838	—
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	349,960	313,286
Loan payable, net of current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	187,257	—
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	537,217	313,286
Commitments and contingencies (Note 8)
Member’s equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	669,067	896,597
Total member’s equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	669,067	896,597
Total liabilities and member’s equity . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,206,284	$1,209,883
The accompanying notes are an integral part of these financial statements.

MOSBEST, LLC, dba Stateside
STATEMENTS OF OPERATIONS
	Six Months Ended June 30,		Year Ended December 31, 2020
	2021	2020
	(unaudited)
Net revenues	$2,350,362	$1,481,167	$3,187,512
Cost of goods sold	712,320	564,355	1,485,726
Gross profit	1,638,042	916,812	1,701,786
Operating expenses:
General and administrative	605,427	659,201	1,192,241
Distribution	86,965	86,667	155,483
Sales and marketing	609,886	428,791	838,638
Total operating expenses	1,302,278	1,174,659	2,186,362
Income (loss) from operations	335,764	(257,847)	(484,577)
Other income (expenses), net
Other income	—	10,000	261,035
Other expenses	(12,494)	—	—
Total other income (expenses), net	(12,494)	10,000	261,035
Provision for income taxes	800	800	800
Net income (loss)	$322,470	$(248,647)	$(224,341)
The accompanying notes are an integral part of these financial statements.

MOSBEST, LLC, dba Stateside
STATEMENTS OF MEMBER’S EQUITY
Member’s Equity
Balances at December 31, 2019	$1,424,263
Distributions	(303,325)
Net loss	(224,341)
Balances at December 31, 2020	896,597
Distributions	(550,000)
Net income	322,470
Balances at June 30, 2021 (unaudited)	$669,067
The accompanying notes are an integral part of these financial statements.

MOSBEST, LLC, dba Stateside
STATEMENTS OF CASH FLOWS
	Six Months Ended June 30,		Year Ended December 31, 2020
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$322,470	$(248,647)	$(224,341)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on forgiveness of debt	—	—	(251,221)
Depreciation and amortization	17,838	27,604	55,207
Non-cash contributions	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(70,420)	105,298	221,173
Due from factor	179,558	(126,392)	(322,367)
Inventory	(131,170)	—	283,467
Prepaid expenses and other current assets	(1,520)	30,749	26,663
Accounts payable	(34,542)	(381,845)	(143,680)
Accrued liabilities	36,378	35,360	(97,397)
Net cash provided by (used in) operating activities	318,592	(557,873)	(452,496)
Cash flows from investing activities:
Advances to related parties	(79)	—	—
Deposits	—	(6,200)	(9,594)
Net cash used in investing activities	(79)	(6,200)	(9,594)
Cash flows from financing activities:
Proceeds from loan payable	222,095	251,221	251,221
Advances from factor	—	667,907	667,907
Distributions	(550,000)	—	(303,325)
Net cash provided by (used in) financing activities	(327,905)	919,128	615,803
Net change in cash and cash equivalents	(9,392)	355,055	153,713
Cash and cash equivalents at beginning of period	251,381	97,668	97,668
Cash and cash equivalents at end of period	$241,989	$452,723	$251,381
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$800	$800	$800
Cash paid for interest	$—	$—	$—
The accompanying notes are an integral part of these financial statements.

MOSBEST, LLC, dba Stateside
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 — NATURE OF OPERATIONS
Mosbest, LLC, dba Stateside, (the “Company”) was formed on November 8, 2010, in the State of California. The Company’s headquarters are located in Los Angeles, California.
The Company operates a clothing business of women’s garments for casual wear, including blouses, dresses, loungewear, and more. Our team created a collection of elevated American basics influenced by the evolution of the classic t-shirt. All garments are designed and produced in Los Angeles.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Unaudited Interim Financial Information
The accompanying financial statements for the six months ended June 30, 2021 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in our opinion, reflect all adjustments necessary to present fairly our financial position as of June 30, 2021 and results of operations, and cash flows for the six months ended June 30, 2021 and 2020. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.
Use of Estimates
Preparation of the financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.
Risks and Uncertainties
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The negative impact the global pandemic has had on the Company in 2020 is significant, given Stateside revenue is linked to domestic and local locations and offices for operations ranging from production to shipment of goods to customers — all of which were forced to close for a duration of 2020, per local requirements around continued operations for essential vs. non-essential businesses.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of June 30, 2021 and December 31, 2020. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.
Cash
The Company maintains its cash in various commercial banks in the United States (“U.S.”). Accounts at U.S. banks are insured by the Federal Deposit Insurance Corporation up to $250,000. While the Company’s accounts at these institutions, at times, may exceed the federally insured limits, management believes that the risk of loss is not significant and the Company has not experienced any losses in such accounts to date.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. As of June 30, 2021 and December 31, 2020, there were no allowances for credit losses.
Inventories
Inventory consists of raw materials purchased from the Company’s suppliers, work in progress, finished goods and amounts held on consignment. Inventory is valued at the lower of first-in, first-out, cost, or net realizable value.
Fixed Assets, Net
Fixed assets are stated at cost less accumulated depreciation. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. Leasehold improvements are depreciated over the lesser of the term of the respective lease or estimated useful economic life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. For the six months ended June 30, 2021 and year ended December 31, 2020, there were no impairment charges.
Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue via the sale of the Company’s merchandise to its customers. Sales contracts (purchase orders)

generally have a single performance obligation, which is satisfied upon shipment of merchandise at a point in time. Revenue is measured based on the consideration stated on an invoice, net of estimated returns, chargebacks, and allowances for other deductions based upon management’s estimates and the Company’s historical experience. The Company accepts product returns from customers in line with the Company’s return policy, with each return depending on the underlying reason for and timing of the returned merchandise.
Wholesale revenues are recognized upon shipment of product to the customer. Revenues are recorded, net of expected returns, discounts and allowances. The Company reviews and refines these estimates using historical trends, seasonal results and current economic and market conditions.
E-commerce revenues of products ordered through the Company’s website are recognized upon shipment to the customers. E-commerce revenues are also reduced by expected returns and discounts.
The Company evaluates the allowance for sales returns and allowances based on historical percentages, utilizing a multiple-month lookback period. As of June 30, 2021 and December 31, 2020, the Company determined no allowance for sales returns was necessary.
Cost of Goods Sold
Cost of goods sold consist of the costs of inventory sold and inbound freight. The Company includes outbound freight associated with shipping goods to customers as a component of distribution expenses as noted below.
Shipping and Handling Fees and Costs
The Company includes shipping and handling fees billed to customers within revenues. The costs associated with shipping goods to customers are recorded within distribution expenses and amounted to approximately $43,000, $28,000 and $57,000 for the six months ended June 30, 2021 and 2020 and year ended December 31, 2020, respectively.
Advertising
The Company expenses advertising costs as incurred. Advertising costs expensed were $40,219, $35,391 and $20,271 for the six months ended June 30, 2021 and 2020 and year ended December 31, 2020, respectively.
Income Taxes
The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays the necessary amount of distributions in order to satisfy the member’s estimated personal income tax liabilities arising from the Company’s profits. The state of California imposes an annual fee on the LLC based on the level of gross revenue of the LLC. As of December 31, 2020, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal and California state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.
Concentration of Credit Risk
Cash — The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.
Customers — As of December 31, 2020, one customer accounted for approximately 14% of accounts receivable, and accounted for approximately 12% of revenues for the year ended December 31, 2020. There were no revenue or receivable concentrations in 2021.
Suppliers — The Company relies on a small number of vendors for raw materials and inventory purchases. Management believes that the loss of one or more of these vendors would have a material impact on the Company’s financial position, results of operations and cash flows.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. Several amendments to this new guidance have also been issued by the FASB between 2016 and 2020. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. The Company is evaluating the impact of this guidance, which is effective for the Company beginning on January 1, 2023, although early adoption is permitted.
NOTE 3 — DUE FROM FACTOR
The Company assigns a portion of its accounts receivable to a third- party factoring company (“the Factor”), who assumes the credit risk with respect to the collection of non-recourse accounts receivable. The Company may request advances on the net sales factored at any time before their maturity date, and other advances at the discretion of the Factor. The Factor charges a commission on the net sales factored for credit and collection services. Should total commission and fees payable be less than $30,000 in a single year, considered to be fees charged to both the Company’s Factoring Agreement and a separate agreement with Sunnyside, LLC, then the Factor shall charge the difference between the actual fees in said year and $30,000 to the Company. Interest on advances is charged as of the last day of each month at a rate equal to the greater of either, (a) the Chase Prime Rate + (2.0%) or (b) (4.0%) per annum.
During the year ended December 31, 2020, the Company received advances from the factor of $667,907. There were no advances in the six months ended June 30, 2021.
NOTE 4 — INVENTORY
The Company had inventories consisting of the following:
	June 30, 2021	December 31, 2020
	(unaudited)
Raw materials	$179,889	$85,966
Work in progress	245,947	205,253
Finished goods	71,691	89,131
Inventory on cosignment	20,399	6,407
Inventory	$517,926	$386,756

NOTE 5 — FIXED ASSETS, NET
Fixed assets, net, are comprised of the following:
	June 30, 2021	December 31, 2020
	(unaudited)
Leasehold improvements and showrooms	$196,129	$196,129
Furniture and equipment	62,909	62,909
Automobile	17,000	17,000
	276,038	276,038
Less: accumulated depreciation and amortization	(276,038)	(258,200)
Fixed assets, net	$—	$17,838
Depreciation and amortization expense was $17,838, $27,604 and $55,207 for the six months ended June 30, 2021 and 2020 and year ended December 31, 2020, respectively.
NOTE 6 — DEBT
In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $251,221 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence.
In December 2020, the Company received notification from the Small Business Association that the entire PPP loan balance had been forgiven.
In January 2021, the Company entered into a second PPP Loan for proceeds of $222,095.
NOTE 7 — RELATED-PARTY TRANSACTIONS
In May 2019, the Company advanced funds to a company partially owned by its Member. As of June 30, 2021 and December 31, 2020, the amount outstanding was $97,551 and $97,472, respectively. These advances are unsecured, non-interest bearing, and due on demand.
The Company has a lease with the owner for its office and showroom facilities. See Note 8.
During the six months ended June 30, 2021 and year ended December 31, 2020, the Company paid payroll expenses on behalf of a related party entity totaling $0 and $34,615, respectively.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.
Leases
The Company leases office and showroom facilities in Los Angeles, California. The leases expire at various dates through November 2021 with base rents ranging from $3,100 to $9,000. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2020:

2021	$67,620
2022	—
$67,620
In May 2021, the Company resigned the lease from June 2021 through June 2022. The base rent is $12,000 per month and there are renewal options at expiration.
NOTE 9 — MEMBER’S EQUITY
As of December 31, 2020 and 2019, the Company had a single member. During the six months ended June 30, 2021, member distributions were $550,000. During the year ended December 31, 2020, member distributions were $303,325.
The sole member has exclusive and complete authority over the activities of the Company.
The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.
NOTE 10 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after June 30, 2021 through September 2, 2021, the issuance date of these financial statements.
On August 30, 2021, Digital Brands Group, Inc., a Delaware corporation (DBG”), entered into a Membership Interest Purchase Agreement (the “MIPA”) with Moise Emquies (“Seller”) pursuant to which DBG acquired all of the issued and outstanding membership interests of the Company. Pursuant to the MIPA, Seller, as the holder of all of the outstanding membership interests of the Company, exchanged all of such membership interests for $5.0 million in cash and a number of shares of common stock of DBG equal to $5.0 million, or 1,101,538 shares (the “Shares”), which number of Shares was calculated in accordance with the terms of the Agreement. Of such amount, $375,000 in cash and a number of Shares equal to $375,000, or 82,615 shares (calculated in accordance with the terms of the Agreement), is held in escrow to secure any working capital adjustments and indemnification claims. The MIPA contains customary representations, warranties and covenants by Seller.
The Acquisition closed on August 30, 2021. Upon closing of the Acquisition and the other transactions contemplated by the MIPA, the Company became a wholly-owned subsidiary of DBG.

SUNNYSIDE, LLC, dba Sundry
FINANCIAL STATEMENTS
AS OF AND FOR
THE NINE MONTHS
ENDED SEPTEMBER 30,
2021 (UNAUDITED)
AND YEARS
ENDED
DECEMBER 31, 2020 AND 2019

Sunnyside, LLC, dba Sundry

INDEPENDENT AUDITOR’S REPORT
To the Members
Sunnyside, LLC, dba Sundry
Los Angeles, California
We have audited the accompanying financial statements of Sunnyside, LLC, dba Sundry, a California limited liability company (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As described in Note 2 to the financial statements, the Company adopted Accounting Standards Update No. 2014-09 and related subsequent updates codified into Topic 606, Revenue from Contracts with Customers, effective January 1, 2019 utilizing the modified retrospective transition method. Our opinion is not modified with respect to that matter.
/s/ Armanino LLP

Armanino LLP
Los Angeles, California
November 22, 2021

Sunnyside, LLC, dba Sundry
BALANCE SHEETS
	September 30, 2021	December 31,
		2020	2019
	(unaudited)
ASSETS
Current assets:
Cash	$421,802	$733,440	$205,648
Accounts receivable, net of allowance	211,809	179,057	125,350
Due from factor	639,260	1,086,405	656,268
Inventory	5,890,454	5,747,826	3,647,218
Due from related parties	—	—	92,318
Prepaid expenses and other current assets	221,657	102,125	158,270
Total current assets	7,384,983	7,848,853	4,885,072
Fixed assets, net	177,605	215,805	262,798
Deposits	19,742	19,742	19,742
Total assets	$7,582,330	$8,084,400	$5,167,612
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$701,569	$1,400,793	$1,392,927
Accrued liabilities	584,806	1,213,968	874,639
Loan payable, current	349,642	308,151	—
Total current liabilities	1,636,017	2,922,912	2,267,566
Loan payable, net of current portion	427,340	531,020	—
Total liabilities	2,063,357	3,453,932	2,267,566
Commitments and contingencies (Note 7)
Members’ equity	5,518,973	4,630,468	2,900,046
Total members’ equity	5,518,973	4,630,468	2,900,046
Total liabilities and members’ equity	$7,582,330	$8,084,400	$5,167,612
The accompany notes are an integral part of these financial statements.

Sunnyside, LLC, dba Sundry
STATEMENTS OF OPERATIONS
	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Net revenues	$18,152,631	$13,167,231	$19,897,696	$22,421,703
Cost of goods sold	9,805,068	5,475,768	8,525,612	12,047,221
Gross profit	8,347,563	7,691,463	11,372,084	10,374,482
Operating expenses:
General and administrative	2,284,091	1,996,442	2,823,334	2,581,043
Distribution	861,044	735,450	1,011,431	856,966
Sales and marketing	3,171,802	2,542,155	3,790,570	5,032,653
Total operating expenses	6,316,937	5,274,047	7,625,335	8,470,662
Income from operations	2,030,626	2,417,416	3,746,749	1,903,820
Other income (expense), net
Other income	689,189	10,000	10,010	—
Interest expense	(50,510)	(36,615)	(55,537)	(231,187)
Total other income (expense), net	638,679	(26,615)	(45,527)	(231,187)
Provision for income taxes	800	800	800	800
Net income	$2,668,505	$2,390,001	$3,700,422	$1,671,833
The accompany notes are an integral part of these financial statements.

Sunnyside, LLC, dba Sundry
STATEMENTS OF MEMBERS’ EQUITY
Members’ Equity
Balances at December 31, 2018	$2,558,213
Distributions	(1,330,000)
Net income	1,671,833
Balances at December 31, 2019	2,900,046
Distributions	(1,970,000)
Net income	3,700,422
Balances at December 31, 2020	$4,630,468
Balances at December 31, 2019	$2,900,046
Distributions	(1,150,000)
Net income	2,390,001
Balances at September 30, 2020 (unaudited)	$4,140,047
Balances at December 31, 2020	4,630,468
Distributions	(1,780,000)
Net income	2,668,505
Balances at September 30, 2021 (unaudited)	$5,518,973
The accompany notes are an integral part of these financial statements.

Sunnyside, LLC, dba Sundry
STATEMENTS OF CASH FLOWS
	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cash flows from operating activities:
Net income	$2,668,505	$2,390,001	$3,700,422	$1,671,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,200	32,003	58,423	42,671
Bad debt	7,068	76,865	91,195	8,529
Changes in operating assets and liabilities:
Accounts receivable	(39,820)	(468,061)	(144,902)	(176,870)
Due from factor	447,145	179,131	(131,137)	(359,818)
Inventory	(142,628)	(1,411,265)	(2,100,608)	(782,750)
Due from related party	—	92,318	92,318	(92,318)
Prepaid expenses and other current assets	(119,532)	137,169	56,145	215,029
Accounts payable	(699,226)	140,249	7,866	391,829
Accrued liabilities	(629,162)	(339,471)	339,329	432,213
Net cash provided by operating activities	1,535,550	828,940	1,969,051	1,350,348
Cash flows from investing activities:
Purchase of property and equipment	(5,000)	(11,795)	(11,430)	(217,514)
Net cash used in investing activities	(5,000)	(11,795)	(11,430)	(217,514)
Cash flows from financing activities:
Proceeds (repayments) of loan payable	(62,189)	839,171	839,171	—
Factor advances (repayments), net	—	—	(299,000)	335,498
Distributions	(1,780,000)	(1,150,000)	(1,970,000)	(1,330,000)
Net cash used in financing activities	(1,842,189)	(310,829)	(1,429,829)	(994,502)
Net change in cash and cash equivalents	(311,638)	506,316	527,792	138,332
Cash and cash equivalents at beginning of period	733,440	205,648	205,648	67,316
Cash and cash equivalents at end of period	$421,802	$711,964	$733,440	$205,648
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$800	$800	$800	$800
Cash paid for interest	$50,510	$36,615	$55,537	$231,187
The accompany notes are an integral part of these financial statements.

Sunnyside, LLC, dba Sundry
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 — NATURE OF OPERATIONS
Sunnyside, LLC, dba Sundry, (the “Company”) was formed on January 1, 2014, in the State of California. The Company’s headquarters are located in Los Angeles, California.
The Company is headquartered in Los Angeles and its principal business activity is the design and manufacture of coastal casual women’s apparel. The Company sells predominantly to department and specialty stores located throughout the United States of America and internationally. The Company also sells directly to the consumer through its website.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Unaudited Interim Financial Information
The accompanying financial statements for the nine months ended September 30, 2021 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in our opinion, reflect all adjustments necessary to present fairly our financial position as of September 30, 2021 and results of operations, and cash flows for the nine months ended September 30, 2021 and 2020. The results for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.
Use of Estimates
Preparation of the financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.
Risks and Uncertainties
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The negative impact the global pandemic has had on the Company in 2020 is significant, given Stateside revenue is linked to domestic and local locations and offices for operations ranging from production to shipment of goods to customers — all of which were forced to close for a duration of 2020, per local requirements around continued operations for essential vs. non-essential businesses.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of September 30, 2021 and December 31, 2020 and 2019. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.
Cash
The Company maintains its cash in various commercial banks in the United States (“U.S.”). Accounts at U.S. banks are insured by the Federal Deposit Insurance Corporation up to $250,000. While the Company’s accounts at these institutions, at times, may exceed the federally insured limits, management believes that the risk of loss is not significant and the Company has not experienced any losses in such accounts to date.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. An allowance for doubtful accounts is maintained based on the length of time receivables are past due, the status of a customers’ financial position, and other factors. As of September 30, 2021, December 31, 2020 and 2019, there was an allowance for doubtful accounts of $78,500, $94,000 and $12,000, respectively.
Inventory
Inventory consists of raw materials purchased from the Company’s suppliers, work in progress and finished goods. Inventory is valued at the lower of first-in, first-out, cost, or net realizable value.
Fixed Assets, Net
Fixed assets are stated at cost less accumulated depreciation. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. Leasehold improvements are depreciated over the lesser of the term of the respective lease or estimated useful economic life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. For the nine months ended September 30, 2021 and 2020 and years ended December 31, 2020 and 2019, there were no impairment charges.

Revenue Recognition
The Company adopted Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC Topic 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the nine months ended September 30, 2021 and years ended December 31, 2020 and 2019 reflect the application of ASC Topic 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASC Topic 606. The Company determines revenue recognition through the following steps:
•
Identification of a contract with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.
In accordance with ASC Topic 606, the Company recognizes revenue via the sale of the Company’s merchandise to its customers. Sales contracts (purchase orders) generally have a single performance obligation, which is satisfied upon shipment of merchandise at a point in time. Revenue is measured based on the consideration stated on an invoice, net of estimated returns, chargebacks, and allowances for other deductions based upon management’s estimates and the Company’s historical experience. The Company accepts product returns from customers in line with the Company’s return policy, with each return depending on the underlying reason for and timing of the returned merchandise.
Wholesale revenues are recognized upon shipment of product to the customer. Revenues are recorded, net of expected returns, discounts and allowances. The Company reviews and refines these estimates using historical trends, seasonal results and current economic and market conditions.
E-commerce revenues of products ordered through the Company’s website are recognized upon shipment to the customers. E-commerce revenues are also reduced by expected returns and discounts.
On an annual basis, the Company evaluates the allowance for sales returns and allowances based on historical percentages, utilizing a multiple-month lookback period. As part of its evaluation, the Company considers actual returns and allowances to date that are in process and its actual sales within the past months that may result in returns and allowances in the future. The allowance for sales returns is recorded within accrued expenses and amounted to approximately $0, $244,000 and $160,000 at September 30, 2021, December 31, 2020 and 2019, respectively. Under ASC 606, the Company also records an asset on the balance sheet within prepaid expenses and other current assets for the cost of the estimated returns of inventory, which amounted to approximately $0, $90,000 and $82,000 at September 30, 2021, December 31, 2020 and 2019, respectively.
Utilizing the practical expedient provided for under ASC Topic 606, the Company has elected to expense sales commissions related to product sales as incurred as the amortization period is generally one year or less for the time between customer purchase and utilization. These fees are recorded within sales and marketing expenses on the statement of operations.
Cost of Goods Sold
Cost of goods sold consist of the costs of inventory sold and inbound freight. The Company includes outbound freight associated with shipping goods to customers as a component of distribution expenses as noted below.

Shipping and Handling Fees and Costs
The Company includes shipping and handling fees billed to customers within revenues. The costs associated with shipping goods to customers are recorded within distribution expenses and amounted to approximately $578,000 and $499,000 for the nine months ended September 30, 2021 and 2020 and $686,000 and $761,000 for the years ended December 31, 2020 and 2019, respectively.
Advertising
The Company expenses advertising costs as incurred. Advertising costs expensed were approximately $847,000 and $592,000 for the nine months ended September 30, 2021 and 2020 and $945,000 and $1,045,000 for the years ended December 31, 2020 and 2019, respectively.
Income Taxes
The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays the necessary amount of distributions in order to satisfy the member’s estimated personal income tax liabilities arising from the Company’s profits. The state of California imposes an annual fee on the LLC based on the level of gross revenue of the LLC. As of September 30, 2021 and December 31, 2020 and 2019, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal and California state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.
Concentration of Credit Risk
Suppliers — The Company relies on a small number of vendors for raw materials and inventory purchases. Management believes that the loss of one or more of these vendors would have a material impact on the Company’s financial position, results of operations and cash flows. Purchases from three suppliers amounted to approximately $4,218,000, or 42% of total purchases for the year ended December 31, 2020 and $3,967,000, or 76% of total purchases for the year ended December 31, 2019. Included in accounts payable at December 31, 2020 and 2019 is approximately $664,000 and $669,000, respectively, due to these suppliers. Payment terms with these suppliers are net 7 to 90 days.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. Several amendments to this new guidance have also been issued by the FASB between 2016 and 2020. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. The Company is evaluating the impact of this guidance, which is effective for the Company beginning on January 1, 2023, although early adoption is permitted.
NOTE 3 — DUE FROM FACTOR
Pursuant to the terms of a continuing agreement between the Company and a factor, the Company sells a significant portion of its trade accounts receivable to a factor on a pre-approved, non-recourse basis. The price at which the accounts are sold is the invoice amount reduced by the factor commission and all selling discounts. For accounts sold to the factor without recourse, the factor is responsible for collection, assumes all credit risk and obtains all of the rights and remedies against the Company’s customers. For such accounts, payment is due from the factor upon the earlier of the payment of the receivable to the factor by the customer, or the maturity of the receivable. Certain receivables are subject to recourse in the event of non-payment by the customer.
The Company may request advances prior to the collection of accounts receivable. Advances are granted at the sole discretion of the factor and are payable upon demand. The factor charges interest on advances at the higher of the prime rate plus 2.00% or 4.00% per annum. The factoring agreement is collateralized by substantially all of the Company’s assets.
Due from factor consists of the following:
	September 30, 2021	December 31,
		2020	2019
	(unaudited)
Outstanding receivables
Without recourse	$2,126,588	$2,129,451	$2,123,724
With recourse	—	43,948	—
	2,126,588	2,173,399	2,123,724
Advances	(1,393,832)	(1,076,000)	(1,375,000)
Credits due customers	(93,495)	(10,994)	(92,456)
Due from factor	$639,260	$1,086,405	$656,268
NOTE 4 — INVENTORY
The Company had inventories consisting of the following:
	September 30, 2021	December 31,
		2020	2019
	(unaudited)
Raw materials	$2,260,311	$2,273,060	$1,274,210
Work in progress	1,174,276	2,231,811	1,075,068
Finished goods	2,455,867	1,242,955	1,297,940
Inventory	$5,890,454	$5,747,826	$3,647,218
NOTE 5 — FIXED ASSETS, NET
Fixed assets, net, are comprised of the following:
	September 30, 2021	December 31,
		2020	2019
	(unaudited)
Leasehold improvements and showrooms	$198,658	$198,658	$192,758
Furniture and equipment	183,005	183,005	177,475
Automobiles	39,072	34,072	34,072
	420,735	415,735	404,305
Less: accumulated depreciation and amortization	(243,130)	(199,930)	(141,507)
Fixed assets, net	$177,605	$215,805	$262,798
Depreciation and amortization expense was $43,200 and $32,003 for the nine months ended September 30, 2021 and 2020 and $58,423 and $42,671 for the years ended December 31, 2020 and 2019, respectively.

NOTE 6 — DEBT
In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $689,171 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence.
In June 2021, the Company received notification from the Small Business Association that the entire PPP loan balance had been forgiven.
On February 23, 2021, the Company received a second draw PPP loan for approximately $631,000. The loan bears interest at 1% per annum and shall be repaid in full no later than five years from the disbursement date. The monthly payments will be an amount equal to the amount necessary to fully amortize the then-outstanding principal balance at the specified interest rate and continue through maturity, if required. The second draw PPP is subject to the same forgiveness provisions as the first draw.
In May 2020, the Company was granted an Economic Injury Disaster Loan (EIDL) by the SBA for $150,000. The loan bears interest at 3.75% with no payments due for the first twelve months. Monthly payments of principal and interest of approximately $700 begin in June 2021 and continue through maturity in May 2050, if required. All remaining principal and accrued interest is due and payable upon maturity. The loan is collateralized by substantially all assets of the Company.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.
Leases
The Company leases its office and showroom facilities in Los Angeles, California. The leases expire at various dates through January 2022 with base rents ranging from $4,000 to $15,000. One of the lease agreements is guaranteed by a member of the Company. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2020:
2021	$336,272
2022	15,516
$351,788
Total rent expense for the nine months ended September 30, 2021 and 2020 amounted to approximately $36,000 and $28,000 and approximately $34,000 and $24,000 for the years ended December 31, 2020 and 2019,respectively.
NOTE 8 — MEMBERS’ EQUITY
During the years ended December 31, 2020 and 2019, member distributions totaled $1,970,000 and $1,330,000, respectively. During the nine months ended September 30, 2021 and 2020, member distributions totaled $1,780,000 and $1,150,000, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.
NOTE 9 — RELATED PARTY TRANSACATIONS
During the years ended December 31, 2020 and 2019, an entity owned by a member of the Company paid the Company $133,056 and $231,826, respectively, for showroom and personnel expenses. As of September 30, 2021, December 31, 2020 and 2019, this entity owed the Company $0, $0 and $92,318, respectively.
During the years ended December 31, 2020 and 2019, and nine months ended September 30, 2021 and 2020, the Company paid approximately $970,000, $1,225,000, $1,076,000 and $580,000 respectively, to a vendor that is owned by a Member of the Company for inventory production.
NOTE 10 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred through November 22, 2021, the issuance date of these financial statements.
On February 23, 2021, the Company received a second draw PPP loan for approximately $631,000. The loan bears interest at 1% per annum and shall be repaid in full no later than five years from the disbursement date. The monthly payments will be an amount equal to the amount necessary to fully amortize the then-outstanding principal balance at the specified interest rate and continue through maturity, if required. The second draw PPP is subject to the same forgiveness provisions as the first draw (Note 6).
On June 28, 2021, the Company received full forgiveness of the first draw PPP loan from the SBA.

                 Shares
of Common Stock
and
Class B Warrants to Purchase up to             Shares of Common Stock
Roth Capital Partners
PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Digital Brands Group, Inc. in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.
SEC registration fee	$
FINRA filing fee
NasdaqCM listing fee
Printing and engraving costs
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous expenses
Total
Item 14. Indemnification of Directors and Officers
The Registrant is governed by the Delaware General Corporation Law, as the same exists or may hereafter be amended (the “General Corporation Law”). Section 145 of the General Corporation Law (“Section 145”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.
The Registrant’s Sixth Amended and Restated Certificate of Incorporation provides that the Registrant may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Registrant or any predecessor of the Registrant, or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of the Registrant or any predecessor of the Registrant.
The Registrant’s Amended and Restated Bylaws provide for mandatory indemnification of directors and officers (and permit the Registrant to indemnify non-officer employees and agents at its option) to the fullest extent permitted by General Corporation Law against all expense, liability and loss including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlements, provided that the Registrant shall not be required to indemnify in connection with a proceeding initiated by such indemnitee unless the proceeding in which indemnification is sought was authorized in advance by the Registrant’s board of directors.
The Registrant’s Sixth Amended and Restated Certificate of Incorporation eliminates the liability of a director of the registrant to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the General Corporation Law, a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) under Section 174 of the General Corporation Law, or (iv) from any transaction from which the director derived an improper personal benefit.
The Registrant’s directors and executive officers are covered by insurance maintained by the Registrant against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant has entered into contracts with its directors and executive officers providing indemnification of such directors and executive officers by the Registrant to the fullest extent permitted by law, subject to certain limited exceptions.
We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors, and by the Registrant of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Item 15. Recent Sales of Unregistered Securities
The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.
From December 2017 to December 2020, the Registrant issued and sold an aggregate of 180,791 shares of its Series A-2 preferred stock at a per share purchase price of $0.50, and 487,746 shares of its Series A-3 at a per share purchase price of $0.53, and 45,162 shares of its Series CF preferred stock at a per share price of $0.41, $0.52 and $0.59 for aggregate gross consideration of approximately $7 million; the Registrant offered and sold the shares in reliance on the exemption from registration pursuant to Regulation CF and Regulation A of the Securities Act.
From December 2017 to December 2020, the Registrant issued and sold an aggregate of 321,261 shares of its Preferred Stock at per share purchase prices of $0.14 and $2.50 for aggregate gross consideration of $1,399,588 investment; the Registrant offered and sold the shares in reliance on the exemption from registration pursuant to Rule 506(c) of Regulation D of the Securities Act — all of the investors were accredited investors.
From December 2017 to December 2020, the Registrant received gross proceeds of $799,280 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 12% per annum with a maturity date of thirty-six months from the date of issuance. The debt is contingently convertible and contains both automatic and optional conversions. The debt converts automatically upon an initial public offering at $2.19 per share.
From December 2017 to December 2020, the Registrant issued an aggregate of 592,333 warrants to purchase shares of its Common Stock at a weighted average exercise price of $2.50 to a certain lender in connection with the granting of loans; all of the issues were accredited investors. The grant of the warrants and the shares of Common Stock underlying the warrants is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The securities were issued pursuant to Rule 506 of Regulation D promulgated under the Securities and/or Section 4(a)(2) of the Securities Act, as all of the issuees are “accredited investors” as such term is defined in Regulation D.
From December 2017 to December 2020, the Registrant issued an aggregate of 20,512 warrants to purchase shares of its Common Stock at a weighted average exercise price of $9.81 and we issued an aggregate of 14,117 shares of its Series A-3 Preferred Stock at a weighted average exercise price of $8.29 to certain crowd platforms in connection with the capital it raised on their platforms; all of the issues were accredited investors. The grant of the warrants and the shares of Common and Preferred Stock underlying the warrants is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The securities were issued pursuant to Rule 506 of Regulation D promulgated under the Securities and/or Section 4(a)(2) of the Securities Act, as all of the issuees are “accredited investors” as such term is defined in Regulation D.
From December 2017 to December 2020, the Registrant issued to certain of its employees, consultants, vendors and board members options to purchase an aggregate of 443,115 shares of its Common Stock in exchange for their services. The grant of the options and the issuance of the shares of Common Stock underlying the options is and will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.
In February 2020, the Registrant acquired Bailey 44, LLC in exchange for an aggregate of 1,120,755 shares of its Series B Preferred Stock. The securities were issued pursuant to Rule 506 of Regulation D promulgated under the Securities and/or Section 4(a)(2) of the Securities Act, as all of the issuees are “accredited investors” as such term is defined in Regulation D.
From December 2017 to December 2020, the Registrant received gross proceeds of $675,000 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 14% per annum with a maturity date of November 13, 2022. The debt is contingently convertible contains both automatic and optional conversions. The debt converts automatically upon an initial public offering at a 50% discount to the IPO price per share.
From December 2017 to December 2020, the Registrant received gross proceeds of $923,958 from a Regulation CF convertible debt offering. The debt accrues interest at a rate of 6% per annum with a maturity date of October 30, 2022. The debt converts automatically upon an initial public offering at a 30% discount to the IPO price per share.
In April 2021, the Registrant received gross proceeds of $1.0 million from a debt offering. In connection with such debt offering, the Registrant agreed to 50% warrant coverage for five year cash warrants with the exercise price set at the IPO price and callable at a 200% increase in the IPO price and issued the lender 50,000 common shares, concurrently, the Registrant issued 20,000 shares of common stock to Kingswood Capital Markets as partial consideration for brokering said loan to the Registrant.
Upon the closing of the IPO on May 18, 2021, all then-outstanding shares of preferred stock converted into an aggregate of 4,027,181 shares of common stock according to their terms.
Upon closing of the IPO, we converted outstanding principal totaling $2,680,289 and certain accrued and unpaid interest of our convertible debt into an aggregate of 1,135,153 shares of common stock.
Upon closing of the IPO, certain officers and directors converted balances due totaling $257,515 into 152,357 shares of common stock and recorded $233,184 in compensation expense for the shares issued in excess of accrued balances owed.
In connection with the H&J acquisition, we issued 2,192,771 shares of common stock to the seller. We issued 20,000 shares to the underwriter in connection with its April 2021 note financing.
Pursuant to a consulting agreement, we issued 50,000 shares of common stock.
In May 2021, an aggregate of 31,881 warrants were exercised for shares of common stock for proceeds of $145,696.
In July 2021, an aggregate of 355,000 warrants were exercised for shares of common stock for proceeds of $1,622,350.
In August 2021, an aggregate of 1,101,538 shares of common stock were issued in exchange for 100% of the outstanding membership interests in Stateside.
In connection with the execution of the Oasis Capital equity purchase agreement, the Company issued 126,354 shares of common stock as commitment shares.
In connection with the Convertible Notes, the Company issued 130,000 shares of common stock to the purchasers thereof.
Unless otherwise stated, the sales of the below securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4 (a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.
Item 16. Exhibits and Financial Statement Schedules
(a)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement, including Form of Lock-Up Agreement
2.1*	Membership Interest Purchase Agreement dated October 14, 2020 among D. Jones Tailored Collection, LTD and Digital Brands Group (formerly known as Denim.LA, Inc.)
2.2*	First Amendment to Membership Interest Purchase Agreement dated December 31, 2020 among D. Jones Tailored Collection, LTD and Digital Brands Group (formerly known as Denim.LA, Inc)
2.3*	Agreement and Plan of Merger with Bailey 44, LLC dated February 11, 2020 among Bailey 44, LLC, Norwest Venture Partners XI, and Norwest Venture Partners XII, LP and Digital Brands Group (formerly known as Denim.LA, Inc)

Exhibit Number	Description
2.4*	Second Amendment to Membership Interest Purchase Agreement Dated May 10, 2021 among D. Jones Tailored Collection, LTD and Digital Brands Group (formerly known as Denim. LA, Inc.)
2.5*	Membership Interest Purchase Agreement, dated August 30, 2021, by and between Moise Emquies and Digital Brands Group, Inc.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amendment to Amended and Restated Certificate of Incorporation of the Registrant
3.3*	Sixth Amended and Restated Certificate of Incorporation of the Registrant
3.4*	Bylaws of the Registrant
3.5*	Amended and Restated Bylaws of Registrant
4.1*	Form of Common Stock Certificate
4.2*	Form of Warrant Agency Agreement, including Form of Warrant Certificate
4.3*	Form of Underwriter’s Warrants
4.4*	Form of Lender’s Warrants
4.5*	Form of Series Seed Preferred Stock Purchase Agreement
4.6*	Form of Series A Preferred Stock Subscription Agreement
4.7*	Form of Series A-2 Preferred Stock Subscription Agreement
4.8*	Form of Series A-3 Preferred Stock Subscription Agreement
4.9*	Form of Series CF Preferred Stock Purchase Agreement
4.10*	Form of 2019 Regulation D Convertible Note
4.11*	Form of 2020 Regulation D Convertible Note
4.12*	Form of Warrant
5.1*	Opinion of Manatt, Phelps & Phillips, LLP
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2*	Form of Option Agreement with each of John “Hil” Davis, Laura Dowling and Reid Yeoman
10.3*	Amendment No. 7 to Senior Credit Agreement, dated as of April 1, 2021 between bocm3- DSTLD-Senior Debt, LLC, bocm3-DSTLD-Senior Debt 2, LLC, Stockholders and Digital Brands Group (formerly known as Denim.LA, Inc)
10.4*	Form of Board of Directors Agreement, entered into by each of the Director Nominees
10.5*	Original Issue Discount Promissory Note by Digital Brands Group, Inc. in favor of Target Capital 2, LLC in the aggregate amount of $1,000,000 dated as of April 8, 2021
10.6*	Consulting Agreement dated as of April 8, 2021 between Alchemy Advisory LLC and Digital Brands Group, Inc.
10.7*	2013 Stock Plan
10.8*	Senior Credit Agreement dated March 10, 2017 among bocm3-DSTLD-Senior Debt, LLC, Stockholders and Digital Brands Group (formerly known as Denim.LA, Inc)
10.9*	Amendment No. 1 to Senior Credit Agreement, dated as of July 1, 2017 among bocm3-DSTLD- Senior Debt, LLC, Stockholders and Digital Brands Group (formerly known as Denim.LA, Inc)
10.10*	Amendment No. 2 to Credit Agreement, Security Agreement and Management, dated as of March 30, 2018 among bocm3-DSTLD-Senior Debt, LLC, Stockholders, bocm3-DSTLD- Senior Debt 2, LLC and Digital Brands Group (formerly known as Denim.LA, Inc)
10.11*	Limited Waiver and Amendment No. 3 to Senior Credit Agreement, dated as of April 30, 2018 among bocm3-DSTLD-Senior Debt, LLC, Stockholders, bocm3-DSTLD-Senior Debt 2,

Exhibit Number	Description
LLC and Digital Brands Group (formerly known as Denim.LA, Inc)
10.12*	Amendment No. 4 to Senior Credit Agreement, dated as of February 28, 2019 among bocm3- DSTLD-Senior Debt, LLC, Stockholders, bocm3-DSTLD-Senior Debt 2, LLC and Digital Brands Group (formerly known as Denim.LA, Inc)
10.13*	Amendment No. 5 to Senior Credit Agreement and Security Agreement, dated as of February 7, 2020 among bocm3-DSTLD-Senior Debt, LLC, Stockholders, bocm3-DSTLD- Senior Debt 2, LLC and Digital Brands Group (formerly known as Denim.LA, Inc)
10.14*	Amendment No. 6 to Senior Credit Agreement, dated as of September 9, 2020 among bocm3- DSTLD-Senior Debt, LLC, Stockholders, bocm3-DSTLD-Senior Debt 2, LLC and Digital Brands Group (formerly known as Denim.LA, Inc)
10.15*	Amendment No. 7 to Senior Credit Agreement, dated as of April 1, 2021 between bocm3- DSTLD-Senior Debt, LLC, bocm3-DSTLD-Senior Debt 2, LLC, Stockholders and Digital Brands Group (formerly known as Denim.LA, Inc)
10.16*	Promissory Note, dated April 10, 2020, between Digital Brands Group (formally known as Denim.LA, Inc.) and JPMorgan Chase Bank, N.A.
10.17*	Loan dated June 25, 2020, between Digital Brands Group and The Small Business Administration, an Agency of the U.S. Government
10.18*	Promissory Note, dated April 5, 2020, between JPMorgan Chase Bank, N.A. and Bailey 44, LLC
10.19*	Lease Agreement between 3926 Magazine Street Properties, LLC and Harper & Jones LLC, dated June 22, 2018
10.20*	Lease Agreement between Crosby 2100, LTD. and Harper & Jones LLC, dated April 4, 2018
10.21*	Amendment to Lease Agreement between Crosby 2100, LTD. and Harper & Jones LLC, dated December 23, 2020
10.22*	Lease Agreement between Pasha & Sina, Inc. and Harper & Jones LLC, dated February 27, 2019
10.23*	Lease Agreement between 850-860 South Los Angeles Street LLC and Bailey 44, LLC, dated April 27, 2016
10.24*	Lease Agreement between 850-860 South Los Angeles Street LLC and Bailey 44, LLC, dated April 16, 2018
10.25*	Lease Agreement among 45th Street, LLC, Sister Sam, LLC and Bailey 44, LLC dated January 17, 2013
10.26*	Amendment to Lease Agreement among 45th Street, LLC, Sister Sam, LLC and Bailey 44, LLC dated February 20, 2018
10.27*	Form of Board of Directors Agreement, entered into by each of the Director Nominees
10.28*	Secured Promissory Note to Norwest Venture Partners XI, LP and Norwest Venture Partners XII, LP of Bailey 44, LLC
10.29*	Original Issue Discount Promissory Note by Digital Brands Group, Inc. in favor of Target Capital 2, LLC in the aggregate amount of $1,000,000 dated as of April 8, 2021
10.30*	Consulting Agreement dated as of April 8, 2021 between Alchemy Advisory LLC and Digital Brands Group, Inc.
10.31*	Securities Purchase Agreement, dated August 27, 2021, by and between Digital Brands Group, Inc. and Oasis Capital, LLC
10.32*	Senior Secured Convertible Promissory Note, dated August 27, 2021, by Digital Brands Group, Inc. in favor of Oasis Capital, LLC
10.33*	Equity Purchase Agreement, dated August 27, 2021, by and between Digital Brands Group, Inc. and Oasis Capital, LLC

Exhibit Number	Description
10.34*	Amended and Restated Securities Purchase Agreement, dated October 1, 2021, by and among Digital Brands Group, Inc., Oasis Capital, LLC and FirstFire Global Opportunities Fund, LLC
10.35*	Senior Secured Convertible Promissory Note, dated October 1, 2021, by Digital Brands Group, Inc. in favor of FirstFire Global Opportunities Fund, LLC
10.36*	Security Agreement, dated August 27, 2021, by and between Digital Brands Group, Inc. and Oasis Capital, LLC
10.37*	Joinder and Amendment to Security Agreement, dated October 1, 2021, by and among Digital Brands Group, Inc., Oasis Capital, LLC and FirstFire Global Opportunities Fund, LLC
10.38*	Registration Rights Agreement, dated August 27, 2021, by and between Digital Brands Group, Inc. and Oasis Capital, LLC
10.39*	Amendment to Registration Rights Agreement, dated November 16, 2021, by and among Digital Brands Group, Inc., Oasis Capital, LLC and FirstFire Global Opportunities Fund, LLC
10.40*	Securities Purchase Agreement, dated November 16, 2021, by and among Digital Brands Group, Inc., Oasis Capital, LLC and FirstFire Global Opportunities Fund, LLC
10.41*	Senior Secured Convertible Promissory Note, dated November 16, 2021, by Digital Brands Group, Inc. in favor of FirstFire Global Opportunities Fund, LLC
10.42*	Waiver by FirstFire Global Opportunities Fund, LLC, dated November 16, 2021
10.43*	Waiver by Oasis Capital, LLC, dated November 16, 2021
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of dbbmckennon for Digital Brands Group, Inc.
23.2*	Consent of dbbmckennon for Harper & Jones LLC
23.3*	Consent of dbbmckennon for Bailey 44, LLC
23.4*	Consent of Moss Adams LLP for Bailey 44, LLC
23.5*	Consent of Armanino LLP for MOSBEST, LLC
23.6*	Consent of Armanino LLP for Sunnyside, LLC
23.7*	Consent of Manatt, Phelps & Phillips (contained in Exhibit 5.1)
24.1*	Power of Attorney

*
To be filed by amendment.

#
Management contract or compensatory plan or arrangement.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(1)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, state of Texas, on the        day of January, 2022.
DIGITAL BRANDS GROUP, INC.
By:
/s/ John Hilburn Davis IV

John Hilburn Davis IV
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Hilburn Davis IV as his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Signature	Title	Date
/s/ John Hilburn Davis IV John Hilburn Davis IV	President, Chief Executive Officer and Director (Principal Executive Officer)	January , 2022
/s/ Reid Yeoman Reid Yeoman	Chief Financial Officer(Principal financial and accounting officer)	January , 2022
/s/ Mark T. Lynn Mark T. Lynn	Director	January , 2022
/s/ Trevor Pettennude Trevor Pettennude	Director	January , 2022
/s/ Jameeka Aaron Green Jameeka Aaron Green	Director	January , 2022
/s/ Huong “Lucy” Doan Huong “Lucy” Doan	Director	January , 2022